As filed with the Securities and Exchange Commission on May 15, 2026

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

THE EXPORT-IMPORT BANK OF KOREA

(Name of Registrant)

THE REPUBLIC OF KOREA

(Co-Registrant and Guarantor)

Names and Addresses of Authorized Representatives in the United States:

Kyunglin Kim or Seyoung Kim Duly Authorized Representatives of The Export-Import Bank of Korea 780 Third Avenue, Suite 1900 New York, NY 10017	Seongsoo Kim Duly Authorized Representative of The Republic of Korea 101 East 56th St. New York, NY 10022

Copies to:

Jinduk Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

c/o 19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu

Seoul 04539

The Republic of Korea

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

The securities registered hereby will be offered on a delayed or continuous basis pursuant to the procedures set forth in Securities Act Release Nos. 33-6240 and 33-6424.

CALCULATION OF REGISTRATION FEE

Title of each class of securities being registered	Amount to be registered (1)	Amount of registration fee
Debt securities with or without warrants to purchase debt securities	US$5,000,000,000	US$690,500
Guarantees of The Republic of Korea	— (2)	— (2)

(1)

Or an equivalent amount in another currency or currencies or in composite currencies or as determined by reference to an index or, if the debt securities are to be offered at a discount, the approximate proceeds to The Export-Import Bank of Korea. Includes the maximum principal amount of the obligations to be guaranteed by the Registrants under the guarantees registered hereby.

(2)

The Republic of Korea may irrevocably guarantee the debt securities being registered hereby. Pursuant to Rule 457(n) of the Securities Act of 1933, no registration fee is required with respect to the guarantees.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained in this Registration Statement and supplements to such Prospectus will also be used in connection with US$2,056,498,627 of debt securities with or without warrants to purchase debt securities registered under Registration Statement No. 333-288366.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	This Registration Statement also constitutes Post-Effective Amendment No. 3 to Registration Statement No. 333-288366.

EXPLANATORY NOTE

This registration statement relates to US$5,000,000,000 aggregate amount of (i) debt securities (with or without warrants) of The Export-Import Bank of Korea to be offered from time to time as separate issues on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such offering and (ii) guarantees that may be issued by The Republic of Korea in respect of debt securities of The Export-Import Bank of Korea on terms and in the manner to be specified in a prospectus supplement to be delivered in connection with each such issuance. The prospectus constituting a part of this registration statement relates to (i) the debt securities (with or without warrants) registered hereunder, (ii) guarantees that may be issued by The Republic of Korea, registered hereunder and (iii) US$2,056,498,627 aggregate principal amount of debt securities (with or without warrants) registered under Registration Statement No. 333-288366 (including an aggregate principal amount of US$640,000,000 of debt securities that may be sold by us from time to time in a continuous offering designated Medium-Term Notes, Series A, Due Not Less Than Nine Months From Date of Issue (the “MTNs”)).

This registration statement contains a form of prospectus supplement filed as Exhibit K to this registration statement to be used in connection with the sale by us of the MTNs in a continuous offering.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 15, 2026

PROSPECTUS

US$7,056,498,627

The Export-Import Bank of Korea

Debt Securities

Warrants to Purchase Debt Securities

The Republic of Korea

Guarantees

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated     , 2026.

i

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to the “Bank”, “we”, “our” or “us” mean The Export-Import Bank of Korea. All references to “Korea” or the “Republic” contained in this prospectus mean The Republic of Korea. All references to the “Government” mean the government of Korea.

Unless otherwise indicated, all references to “won”, “Won” or “~~W~~” contained in this prospectus are to the currency of Korea, references to “U.S. dollars”, “Dollars”, “USD”, “$” or “US$” are to the currency of the United States of America, references to “Hong Kong Dollar” or “HKD” are to the currency of Hong Kong, S.A.R., references to “Mexican Peso” or “MXN” are to the currency of the United Mexican States, references to “Brazilian Real” or “BRL” are to the currency of Federative Republic of Brazil, references to “Euro”, “EUR” or “€” are to the currency of the European Union, references to “Thai Baht” or “THB” are to the currency of Thailand, references to “Swiss Franc” or “CHF” are to the currency of Switzerland, references to “Australian Dollar” or “AUD” are to the currency of Australia, references to “Indian Rupee” or “INR” are to the currency of India, references to “Chinese Yuan” or “CNY” are to the currency of the People’s Republic of China, references to “Indonesian Rupiah” or “IDR” are to the currency of Indonesia, references to “Peruvian Sol” or “PEN” are to the currency of Peru, references to “New Zealand Dollar” or “NZD” are to the currency of New Zealand, references to “South African Rand” or “ZAR” are to the currency of South Africa, references to “Canadian Dollar” or “CAD” are to the currency of Canada, references to “Great Britain Pound” or “GBP” are to the currency of the United Kingdom, references to “Norwegian Krone” or “NOK” are to the currency of Norway, references to “Polish Zloty” or “PLN” are to the currency of Poland, references to “Philippine Peso” or “PHP” are to the currency of the Republic of the Philippines and references to “Japanese Yen” or “JPY” are to the currency of Japan.

In this prospectus, where information has been prepared in thousands, millions or billions of units, amounts may have been rounded up or down. Accordingly, actual numbers may differ from those contained herein due to rounding. All discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Our separate financial statements and information included in this prospectus were prepared under International Financial Reporting Standards as adopted by Korea (“Korean IFRS” or “K-IFRS”). References in this prospectus to “separate” financial statements and information are to financial statements and information prepared on a non-consolidated basis. Unless specified otherwise, our financial and other information included in this prospectus is presented on a separate basis in accordance with Korean IFRS and does not include such information with respect to our subsidiaries.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds from the sale of the securities for our general operations.

THE EXPORT-IMPORT BANK OF KOREA

Overview

We were established in 1976 as a special governmental financial institution pursuant to the Export-Import Bank of Korea Act, as amended, or the KEXIM Act. Since our establishment, we have been promoting the export and competitiveness of Korean goods and services in international markets. To this end, we have introduced financing facilities and implemented lending policies that are responsive to the needs of Korean exporters.

Our primary purpose, as stated in the KEXIM Act, is to “promote the sound development of the national economy and economic cooperation with foreign countries by extending the financial aid required for export and import transactions, overseas investment and the development of natural resources abroad.” Over the years, we have developed various financing facilities and lending policies that are consistent with the Government’s overall economic policies. In the latter part of the 1980s, as a result of changing trade conditions and the increased internationalization of the Korean economy, overseas investment credits and import credits were promoted and began to constitute an important portion of our business. In recent years, we have focused on the development of new financing facilities, including structured financing for ships and project financing for the construction of industrial plants and the development of natural resources abroad.

As of December 31, 2025, we had ~~W~~91,662 billion of outstanding loans, including ~~W~~40,005 billion of outstanding export credits, ~~W~~37,383 billion of outstanding overseas investment credits and ~~W~~12,112 billion of outstanding import credits, as compared to ~~W~~91,845 billion of outstanding loans, including ~~W~~38,964 billion of outstanding export credits, ~~W~~37,782 billion of outstanding overseas investment credits and ~~W~~12,640 billion of outstanding import credits as of December 31, 2024.

Although our management has control of our day-to-day operations, our operations are subject to the close supervision of the Government. The Government’s determination each fiscal year regarding the amount of financial support to extend to us, in the form of contributions to capital or transfers of our income to reserves, plays an important role in determining our lending capacity. The Government has the power to appoint or dismiss our Chief Executive Officer, Deputy Chief Executive Officer, Senior Executive Director, Independent Directors and Auditor.

The Government supports our operations pursuant to Article 37 of the KEXIM Act. Article 37 of the KEXIM Act provides that “the annual net losses of the Export-Import Bank of Korea shall be offset each year by the reserve, and if the reserve be insufficient, the Government shall provide funds to cover the deficit.” As a result of the KEXIM Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserves, consisting of our surplus and capital surplus items, are insufficient to cover any of our annual net losses. In light of the above, if we have insufficient funds to make any payment under any of our obligations, including the debt securities covered by this Offering Circular, the Government would take appropriate steps, such as by making a capital contribution, by allocating funds or by taking other action, to enable us to make such payment when due. The provisions of Article 37 do not, however, constitute a direct guarantee by the Government of our obligations, and the provisions of the KEXIM Act, including Article 37, may be amended at any time by action of the National Assembly.

In January 2014, the Government amended the KEXIM Act to:

•	increase our authorized capital from ~~W~~8,000 billion to ~~W~~15,000 billion;

•

expand our operation scope that enables us, among other things, to invest in (i) funds intended to support export and import transactions by small and medium-sized enterprises and (ii) special purpose companies that carry out value added overseas development projects in a flexible way; and

•	reduce restrictions on our financing and investment activities by providing additional flexibility to us to cope with changes in market conditions.

In March 2016, the Government amended the KEXIM Act to strengthen its enforcement powers by allowing:

•	the Minister of Finance and Economy to impose any necessary sanctions against our officers; and

•	the Financial Services Commission to request the Minister of Finance and Economy to apply sanctions against our employees.

In March 2024, the Government amended the KEXIM Act to increase our authorized capital from ~~W~~15,000 billion to ~~W~~25,000 billion in order to increase our financing of overseas large-scale projects in line with the Government’s policy objectives.

In December 2025, the Government amended the KEXIM Act to reduce restrictions on our investment activities by permitting standalone equity investments and broadening the types of funds in which we may invest, and to enable capital contributions to the Supply Chain Resilience Fund, which we currently administer, operate and fund, to support efforts to strengthen supply chains and mitigate unexpected risks.

Capitalization

As of December 31, 2025, our authorized capital was ~~W~~25,000 billion and our capitalization was as follows:

	December 31, 2025(1)
	(billions of Won)
Long-Term Debt (2)(3)(4)(5)(6):
Borrowings in Korean Won	~~W~~	—
Borrowings in Foreign Currencies		1,799
Export-Import Financing Debentures		57,623

Total Long-Term Debt	~~W~~	59,422

Capital and Reserves:
Capital Stock(7)	~~W~~	17,173
Additional Paid-in Capital		—
Capital Adjustments		(155)
Retained Earnings		4,680
Legal Reserve(8)		710
Voluntary Reserve(8)		2,271
Regulatory Reserve for Loan Losses(9)		14
Unappropriated Retained Earnings		1,685
Other Components of Equity(10)		4,598

Total Capital and Reserves	~~W~~	26,296

Total Capitalization	~~W~~	85,718

(1)	Except as described in this Offering Circular, there has been no material adverse change in our capitalization since December 31, 2025.
(2)	Consists of borrowings and debentures with maturities of more than a year remaining.
(3)

We have translated borrowings in foreign currencies as of December 31, 2025 into Won at the rate of ~~W~~1,434.9 to US$1.00, which was the market average exchange rate as announced by the Seoul Money Brokerage Services Ltd., on December 31, 2025.

(4)

As of December 31, 2025, we had contingent liabilities totaling ~~W~~62,276 billion, which consisted of ~~W~~51,209 billion under outstanding guarantees and acceptances and ~~W~~11,067 billion under contingent guarantees and acceptances issued on behalf of our clients. For further information relating to our contingent liabilities under outstanding guarantees as of December 31, 2025, see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 36.”

(5)

As of December 31, 2025, we had entered into 783 interest rate-related derivative contracts with a notional amount of ~~W~~89,407 billion and 408 currency-related derivative contracts with a notional amount of ~~W~~33,038 billion in accordance with our policy to hedge interest rate and currency risks. See “ —Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 20.”

(6)	See “—Description of Assets and Liabilities—Sources of Funding” for an explanation of these sources of funds. All of our borrowings, whether domestic or international, are unsecured and unguaranteed.
(7)

As of December 31, 2025, our authorized ordinary share capital was ~~W~~25,000 billion and issued fully-paid ordinary share capital was ~~W~~17,173 billion. For more information, see “—Business—Government Support and Supervision.”

(8)	See “—Business—Government Support and Supervision” for a description of the manner in which annual net income is transferred to the legal reserve and may be transferred to the voluntary reserve.
(9)

If the estimated allowance for credit loss determined by K-IFRS for accounting purposes is lower than that for regulatory purposes as required by Regulation of Supervision of Banking Business, we reserve such difference as the regulatory reserve for loan losses. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 23.”

(10)	See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 22.”

Business

Purpose and Authority

We were established in 1976 as a special governmental financial institution pursuant to the KEXIM Act. The KEXIM Act, the Enforcement Decree of the KEXIM Act, or the KEXIM Decree, and our Articles of Incorporation, or the By-laws, define and regulate our powers and authority. We are treated as a special juridical entity under Korean law and are not subject to certain laws regulating the activities of commercial banks.

We were established, as stated in the KEXIM Act, to “promote the sound development of the national economy and economic cooperation with foreign countries by extending the financial aid required for export and import transactions, overseas investment and the development of natural resources abroad.” As an instrument in serving the Government’s public policy objectives, we do not seek to maximize our profits. We do, however, strive to maintain an adequate level of profitability to strengthen our equity base in order to support the growth in the volume of our business.

Our primary purpose has been the provision of loans and guarantees to facilitate Korean companies’ exports and overseas investments and projects. Most of our activities have been carried out pursuant to this authority.

We have the authority to undertake a range of financial activities. These fall into four principal categories:

•	export credits;

•	overseas investment credits;

•	import credits; and

•	guarantee facilities.

Export credits include loans to facilitate Korean exports of capital and non-capital goods and technical and non-technical services. Overseas investment credits consist of loans to finance Korean overseas investments and projects. Import credits include the extension of loans to finance Korean imports of essential materials and natural resources. Guarantee facilities are made available to support the obligations of Korean exporters and importers.

We also have the authority to administer, on behalf of the Government, the Government’s Economic Development Cooperation Fund, the Inter-Korean Cooperation Fund, formerly known as the South and North Korea Co-operation Fund, and the Supply Chain Resilience Fund.

We may also undertake other business activities incidental to the foregoing, including currency and interest rate swap transactions.

Government Support and Supervision

The Government’s determination each fiscal year, regarding the amount of financial support to extend to us, plays an important role in determining our lending capacity. Such support has included contributions to capital, loans and transfers of our income to reserves.

Our authorized capital was ~~W~~30 billion when the Government enacted the KEXIM Act in 1969. The National Assembly amended the KEXIM Act and increased our authorized capital to ~~W~~150 billion in 1974, ~~W~~500 billion in 1977, ~~W~~1,000 billion in 1986, ~~W~~2,000 billion in January 1998, ~~W~~4,000 billion in September 1998, ~~W~~8,000 billion in January 2009, ~~W~~15,000 billion in January 2014 and ~~W~~25,000 billion in March 2024.

As of December 31, 1996, the capital contribution from the Government was approximately ~~W~~686 billion, all in cash. Since 1997, the Government has made capital contributions not only in cash but also in the form of shares of common stock of Government-affiliated entities. Recent examples include the Government’s contributions to our capital of (i) ~~W~~110 billion, ~~W~~29 billion, ~~W~~160 billion, ~~W~~25 billion, ~~W~~100 billion, ~~W~~100 billion and ~~W~~200 billion in cash in March 2021, April 2021, June 2021, June 2022, March 2024, January 2025 and May 2025, respectively, and (ii) ~~W~~125 billion in the form of shares of Yeosu Gwangyang Port Authority in May 2017, ~~W~~125 billion in the form of shares of Incheon Port Authority in May 2017, ~~W~~1,167 billion in the form of shares of Korea Aerospace Industries Ltd. in June 2017 and ~~W~~2,000 billion in the form of shares of Korea Land and Housing Corporation in each of March 2023 and May 2024. Taking into account these capital contributions, our total capital stock was ~~W~~17,173 billion as of December 31, 2025.

Pursuant to the KEXIM Act, only the Government, The Korea Development Bank, The Bank of Korea, certain designated domestic banking institutions, exporters’ associations and international financial organizations may contribute to our capital stock. As of December 31, 2025, the Government directly owned 77% of our capital stock and indirectly owned, through The Bank of Korea and The Korea Development Bank, 7% and 16%, respectively, of our capital stock. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 1.”

In addition to contributions to our capital, the Government provides funding for our financing activities. The Government has made loans available to us for our lending activities. See “—Description of Assets and Liabilities—Sources of Funding.”

The Government also supports our operation pursuant to Articles 36 and 37 of the KEXIM Act. Article 36 of the KEXIM Act and the By-laws provide that we shall apply our net income earned during each fiscal year, after deduction of depreciation expense for such fiscal year, in the following manner and in order of priority:

•	first, at least 10% of such net income is transferred to our legal reserve until the total amount of our legal reserve equals the total amount of our capital stock;

•

second, if the Minister of Finance and Economy approves such distribution, the balance of any such net income, after such transfer to the legal reserve, is distributed to the institutions, other than the Government, that have contributed to our capital (up to a maximum 15% annual dividend rate); and

•

third, the remaining balance of any such net income is distributed in whatever manner our Operations Committee determines and the Minister of Finance and Economy approves, such as additions to our voluntary reserve.

Article 37 of the KEXIM Act provides that “the annual net losses of the Export-Import Bank of Korea shall be offset each year by the reserve, and if the reserve be insufficient, the Government shall provide funds to cover the deficit.” As a result of the KEXIM Act, the Government is generally responsible for our operations and is legally obligated to replenish any deficit that arises if our reserves are insufficient to cover any of our annual net losses. In light of this provision, if we have insufficient funds to make any payment under any of our obligations, the Government would take appropriate steps by making a capital contribution, by allocating funds or by taking other action to enable us to make such payment when due. The provisions of Article 37 do not, however, constitute a direct guarantee by the Government of our obligations, and the provisions of the KEXIM Act, including Article 37, may be amended at any time by action of the National Assembly.

The Government closely supervises our operations including in the following ways:

•	the President of the Republic appoints our Chief Executive Officer upon the recommendation of the Minister of Finance and Economy;

•	the Minister of Finance and Economy appoints our Deputy Chief Executive Officer and the Senior Executive Director upon the recommendation of our Chief Executive Officer;

•	the Minister of Finance and Economy appoints our Auditor;

•

one month prior to the beginning of each fiscal year, we must submit our proposed program of operations and budget for the fiscal year to the Minister of Finance and Economy for his approval and immediately after the approval of the Minister of Finance and Economy, we must report such program to the National Assembly;

•	the Minister of Finance and Economy must approve our operating manual, which sets out guidelines for all principal operating matters, including the range of permitted financings;

•	the Board of Audit and Inspection, a Government department, examines our settlement of accounts annually;

•

each of the Minister of Finance and Economy and the Financial Services Commission has broad authority to require reports from us on any matter and to examine our books, records and other documents. On the basis of the reports and examinations, the Minister of Finance and Economy may issue any orders it deems necessary to enforce the KEXIM Act or delegate examinations to the Financial Services Commission;

•

the Financial Services Commission may supervise our operations to ensure managerial soundness based upon the KEXIM Decree and the Supervisory Regulations of Banking Business legislated by the Financial Services Commission and may issue orders deemed necessary for such supervision;

•

we must submit our annual report to the Ministry of Finance and Economy within three months following the end of each fiscal year and, upon request from the National Assembly during its annual audit period, to the National Assembly within ten days from the date of the request from the National Assembly, outlining our operations and analyzing our activities during the relevant fiscal year; and

•	we may amend our By-laws and operating manual only with the approval of the Minister of Finance and Economy.

Selected Financial Statement Data

Except where expressly indicated otherwise in this Offering Circular, loans in Won and loans in foreign currencies (each before deducting allowance for loan losses) are collectively referred to as “Loans”; bills bought, foreign exchange bought, advances for customers, call loans and interbank loans in foreign currencies (each before deducting allowance for loan losses) are collectively referred to as “Other Loans”; Loans and Other Loans are collectively referred to as “Loan Credits”; confirmed guarantees and acceptances are collectively referred to as “Guarantees”; and Loan Credits and Guarantees are collectively referred to as “Credit Exposure.”

You should read the following selected financial statement data together with our separate financial statements and notes included in this Offering Circular.

	Year Ended December 31,
	2023		2024		2025

	(billions of Won)
Income Statement Data
Total Interest Income	~~W~~	5,856	~~W~~	6,062	~~W~~	5,240
Total Interest Expense		4,971		5,299		4,348
Net Interest Income		885		764		892
Operating Income		1,061		1,333		2,170
Income before Income Tax		1,061		1,335		2,164
Income Tax Expense		339		356		479
Net Income		723		980		1,685

	As of December 31,
	2024		2025

	(billions of Won)
Balance Sheet Data
Total Loan Credits(1)	~~W~~	91,845	~~W~~	91,662
Total Borrowings(2)		100,049		97,034
Total Assets		131,340		131,772
Total Liabilities		110,015		105,476
Total Shareholders’ Equity		21,325		26,296

(1)

Gross amount, including domestic usance bills, foreign currency bills bought, advance payments on acceptances and guarantees, call loans, interbank loans in foreign currency, private placement corporate bonds in local currency and others and before deducting allowance for loan losses and net deferred loan origination fees and costs. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 10.”

(2)	Includes debentures.

2025

We had net income of ~~W~~1,685 billion in 2025 compared to ~~W~~980 billion in 2024. The principal factors for the increase in net income included:

•

a change in net gain (loss) on hedging derivative assets to a net gain of ~~W~~2,407 billion in 2025 from a net loss of ~~W~~1,532 billion in 2024, due to a decrease in losses on hedging instruments to ~~W~~979 billion in 2025 from ~~W~~3,120 billion in 2024 and an increase in gains on hedging instruments to ~~W~~3,386 billion in 2025 from ~~W~~1,589 billion in 2024, which in turn were primarily due to increased volatility in exchange rates (including USD and AUD) and interest rates (including the Secured Overnight Financing Rate, USD 3-Month London Interbank Offered Rate Fallback and USD 6-Month London Interbank Offered Rate Fallback) in 2025 (see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 28”); and

•

a change to a reversal of impairment loss on credit of ~~W~~875 billion in 2025 from an additional impairment loss on credit of ~~W~~96 billion in 2024, primarily reflecting a general improvement in the overall asset quality of our loan portfolio, including in connection with our loans made to Hanwha Ocean Co., Ltd., in 2025.

The above factors were offset in large part by the following:

•

a change in net gain (loss) on foreign exchange transactions to a net loss of ~~W~~1,084 billion in 2025 from a net gain of ~~W~~1,627 billion in 2024, primarily due to increased volatility in exchange rates in 2025 compared to 2024; and

•

a change in net other operating income (expense) to a net expense of ~~W~~964 billion in 2025 from a net income of ~~W~~287 billion in 2024, which in turn was primarily due to an increase in losses on fair value hedged items to ~~W~~1,212 billion in 2025 from ~~W~~579 billion in 2024 and a decrease in gains on fair value hedged items to ~~W~~251 billion in 2025 from ~~W~~845 billion in 2024 (see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 30”).

As of December 31, 2025, our total assets increased by 0.3% to ~~W~~131,772 billion from ~~W~~131,340 billion as of December 31, 2024, primarily due to a 30.3% increase in financial investments to ~~W~~25,184 billion as of December 31, 2025 from ~~W~~19,332 billion as of December 31, 2024, which was in large part offset by a 40.9% decrease in cash and due from financial institutions to ~~W~~7,628 billion as of December 31, 2025 from ~~W~~12,916 billion as of December 31, 2024.

As of December 31, 2025, our total liabilities decreased by 4.1% to ~~W~~105,476 billion from ~~W~~110,015 billion as of December 31, 2024, primarily due to a 1.7% decrease in debentures to ~~W~~91,591 billion as of December 31, 2025 from ~~W~~93,195 billion as of December 31, 2024, a 20.6% decrease in borrowings to ~~W~~5,442 billion as of December 31, 2025 from ~~W~~6,854 billion as of December 31, 2024, and a 45.8% decrease in hedging derivative liabilities to ~~W~~1,290 billion as of December 31, 2025 from ~~W~~2,378 billion as of December 31, 2024, the effects of which were offset in small part by a 12.0% increase in other liabilities to ~~W~~3,807 billion as of December 31, 2025 from ~~W~~3,399 billion as of December 31, 2024.

As of December 31, 2025, our total shareholders’ equity increased by 23.3% to ~~W~~26,296 billion from ~~W~~21,325 billion as of December 31, 2024, primarily due to a more than three-fold increase in other components of equity to ~~W~~4,598 billion as of December 31, 2025 from ~~W~~1,240 billion as of December 31, 2024 and a 39.1% increase in retained earnings to ~~W~~4,680 billion as of December 31, 2025 from ~~W~~3,365 billion as of December 31, 2024.

2024

We had net income of ~~W~~980 billion in 2024 compared to ~~W~~723 billion in 2023. The principal factors for the increase in net income included:

•

a change in net gain (loss) on foreign exchange transactions to a net gain of ~~W~~1,627 billion in 2024 from a net loss of ~~W~~1,063 billion in 2023, primarily due to continued volatility in exchange rates in 2024; and

•

a change in net other operating income (expenses) to net income of ~~W~~287 billion in 2024 from net expenses of ~~W~~931 billion in 2023, primarily due to a change in net gain (loss) on fair value hedged items to a net gain of ~~W~~266 billion in 2024 from a net loss of ~~W~~928 billion in 2023 (see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2024 and 2023—Note 30”).

These factors were mostly offset by a change in net gain (loss) on hedging derivative assets to a net loss of ~~W~~1,532 billion in 2024 from a net gain of ~~W~~2,013 billion in 2023, due to an increase in losses on hedging instruments to ~~W~~3,120 billion in 2024 from ~~W~~843 billion in 2023 and a decrease in gains on hedging instruments to ~~W~~1,589 billion in 2024 from ~~W~~2,856 billion in 2023, which in turn were primarily due to continued volatility in exchange rates (including USD and BRL) and interest rates (including the USD 3-Month London Interbank Offered Rate, the Secured Overnight Financing Rate and the Euro 6-Month Interbank Offered Rate) in 2024 (see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2024 and 2023—Note 28”).

For a description of our strategies and policies on derivative products, which we utilize primarily to hedge our risks relating to fluctuations in various foreign currencies and interest rates, see “—Description of Assets and Liabilities—Derivatives.”

As of December 31, 2024, our total assets increased by 4.7% to ~~W~~131,340 billion from ~~W~~125,394 billion as of December 31, 2023, primarily due to a 25.4% increase in financial investments to ~~W~~19,332 billion as of December 31, 2024 from ~~W~~15,413 billion as of December 31, 2023, a 38.2% increase in financial assets at fair value through profit or loss to ~~W~~5,137 billion as of December 31, 2024 from ~~W~~3,716 billion as of December 31, 2023 and a 1.1% increase in loans at amortized cost to ~~W~~88,726 billion as of December 31, 2024 from ~~W~~87,777 billion as of December 31, 2023, the effects of which were offset in small part by an 88.4% decrease in hedging derivative assets to ~~W~~71 billion as of December 31, 2024 from ~~W~~612 billion as of December 31, 2023.

As of December 31, 2024, our total liabilities increased by 2.4% to ~~W~~110,015 billion from ~~W~~107,444 billion as of December 31, 2023, primarily due to a 23.9% increase in borrowings to ~~W~~6,854 billion as of December 31, 2024 from ~~W~~5,532 billion as of December 31, 2023, a 42.0% increase in financial liabilities at fair value through profit or loss to ~~W~~3,014 billion as of December 31, 2024 from ~~W~~2,123 billion as of December 31, 2023 and a 57.1% increase in hedging derivative liabilities to ~~W~~2,378 billion as of December 31, 2024 from ~~W~~1,514 billion as of December 31, 2023.

As of December 31, 2024, our total shareholders’ equity increased by 18.8% to ~~W~~21,325 billion from ~~W~~17,951 billion as of December 31, 2023, primarily due to a 14.2% increase in capital stock to ~~W~~16,873 billion as of December 31, 2024 from ~~W~~14,773 billion as of December 31, 2023, a 27.5% increase in retained earnings to ~~W~~3,365 billion as of December 31, 2024 from ~~W~~2,639 billion as of December 31, 2023 and an 81.8% increase in other components of equity to ~~W~~1,240 billion as of December 31, 2024 from ~~W~~682 billion as of December  31, 2023.

Operations

Loan Operations

Our primary objective since our establishment has been to promote the export and competitiveness of Korean goods and services in international markets. To this end, we have introduced various financing facilities and implemented lending policies that are responsive to the needs of Korean exporters and foreign importers. Over the years, we have also developed financing facilities and lending policies that are consistent with the Government’s overall economic policies. In the latter part of the 1980s, as a result of changing trade conditions and the increased internationalization of the Korean economy, overseas investment credits and import credits were promoted and began to constitute an important portion of our business. Our lending programs include (1) export credits to Korean exporters or foreign buyers of Korean goods and services, (2) overseas investment credits to Korean firms and (3) import credits to Korean importers.

Before approving a credit, we consider:

•	economic benefits to the Republic;

•	the industry’s rank in the order of priorities established by the Government’s export-import policy;

•	credit risk associated with the loans to be extended; and

•	the goal of diversifying our lending activities.

The KEXIM Act and the By-laws provide that we may extend credit only where repayment “is considered probable.” Accordingly, we carefully investigate the financial position of each prospective borrower and the technical and financial aspects of the project to be financed, and a loan is made only if we believe there is reasonable assurance of repayment. See “—Credit Policies, Credit Approval and Risk Management—Credit Approval.”

In 2025, we provided Loans of ~~W~~67,573 billion, an increase of 2.0% from the previous year, and our commitments of Loans amounted to ~~W~~66,853 billion, an increase of 8.0% from the previous year. The increase in disbursements of Loans was primarily attributable to increased demand for automobiles and the increase in commitments for Loans was primarily attributable to increased demand for industrial plants.

The following table sets out the total amounts of our outstanding Loan Credits, categorized by type of credit:

	As of December 31,				As % of 2025 Total
	2024		2025

	(billions of Won)
Export Credits
Industrial Plants	~~W~~	10,563	~~W~~	10,223	11.2%
Shipbuilding		8,841		9,102	9.9%
Ferrous & nonferrous metal products		1,240		1,304	1.4%
Petrochemical products		2,340		2,023	2.2%
Automobiles		2,641		2,411	2.6%
Electronic machineries		4,031		4,871	5.3%
Others(1)		9,310		10,072	11.0%

Sub-total		38,964		40,005	43.6%

Overseas Investment Credits		37,782		37,383	40.8%
Import Credits		12,640		12,112	13.2%
Others(2)		2,453		2,158	2.4%
Present Value Premium/Discount		5		4	0.0%

Total Loan Credits	~~W~~	91,845	~~W~~	91,662	100%

(1)	Includes general machinery, service sector, etc.
(2)	Includes call loans, loans for Inter-bank loans in foreign currency, advances for customers, etc.

Source: Internal accounting records

The following table sets out our new loan commitments, categorized by type of credit:

New Loan Credit Commitments by Type of Credit

	As of December 31,				As % of 2025 Total
	2024		2025

	(billions of Won)
Export Credits
Industrial Plants	~~W~~	3,121	~~W~~	2,870	4.3%
Shipbuilding		5,289		4,872	7.3%
Ferrous & nonferrous metal products		1,790		1,890	2.8%
Petrochemical products		4,668		3,414	5.1%
Automobiles		3,352		3,500	5.2%
Electronic machineries		5,933		5,696	8.5%
Others(1)		8,473		10,512	15.7%

Sub-total		32,626		32,754	49.0%
Overseas Investment Credits		15,190		17,717	26.5%
Import Credits		14,061		16,383	24.5%
Others		0		0	0%

Total	~~W~~	61,876	~~W~~	66,853	100%

(1)	Includes general machinery, service sector, etc.
Source:	Internal accounting records

Export Credits

We offer export credits to either domestic suppliers or foreign buyers to finance export transactions.

Export Credits to domestic suppliers include:

•	export loans to Korean exporters that export capital goods such as ships, industrial plants and machinery;

•	pre-shipment credit to Korean exporters or manufacturers producing export products;

•	technical service credit to Korean companies that export technical services abroad, including overseas construction projects;

•	short-term trade financing to Korean exporters that manufacture export goods under short-term export contracts;

•	small business export credit to small and medium-sized enterprises that manufacture export goods or supply materials needed by their primary exporters;

•	rediscount on trade bills to domestic commercial banks for exporters;

•	forfaiting to Korean exporters by discounting trade bills under the usance line of credit from export transactions on a non-recourse basis; and

•	export factoring to Korean exporters by discounting trade receivables that occurs from open account export transactions on credit on a non-recourse basis.

Export credits to foreign buyers include:

•	direct loans to foreign buyers that purchase Korean goods and services;

•

project finance to foreign companies that intend to import industrial plants, facilities and technical services from Korea for large-scale projects, of which the cash flows from such projects are the main source for repayment;

•	structured finance to foreign shipping companies that purchase ships from Korean shipyards, of which the repayment usually depends on the cash flows generated by the operation of ships; and

•	interbank export loans to creditworthy banks in foreign countries to help foreign buyers obtain credit for the purchase of goods and services of Korean origin.

As of December 31, 2025, export credits in the amount of ~~W~~40,005 billion represented 43.6% of our total outstanding Loan Credits. Our disbursements of export credits in 2025 amounted to ~~W~~35,887 billion, a decrease of 3.2% from the previous year, and our new commitments of export credits in 2025 amounted to ~~W~~32,754 billion, an increase of 0.4% from the previous year.

We offer export credits to Korean companies in order to provide them with the funds required for the manufacture or construction of capital and non-capital goods and readying of technical services designated in our operating manual for export. Capital goods eligible for export credit financings currently include ships, industrial plants, industrial machinery and overseas construction projects. With respect to eligible items supported by our export credits, ships as well as industrial plants have traditionally had some of the largest shares of our export credit operations.

We offer export loans and technical service credits to domestic suppliers at fixed (no less than the Commercial Interest Reference Rate under the OECD Arrangement (as defined below)) or floating rates of interest with maturities of up to 12 years for ships and maturities of varying terms, from two to 22 years, for financings of other eligible items. We typically require a minimum down payment of 20% of the contract amount for ship export financings and a minimum down payment of 15% for financings of other eligible items. When the credit rating of a prospective borrower does not meet our internal rating criteria, these export credits are secured by promissory notes issued in connection with the relevant transaction, or letters of guarantees or letters of credit issued or confirmed by a creditworthy international bank or the importer’s government or central bank. Other terms and conditions under such export credit facilities must be in accordance with the Arrangement on Guidelines for Officially Supported Export Credits by the Organization for Economic Cooperation and Development, or the OECD Arrangement. We offer direct loans to foreign buyers, project finance to project companies and structured finance for ships to foreign shipping companies under similar terms and conditions as export credit financings to domestic suppliers. We offer interbank export loans to overseas banks to facilitate imports by foreign importers of Korean manufactured goods. Interbank export loans are offered at fixed or floating rates of interest with maturities of up to 15 years.

Overseas Investment Credits

We extend overseas investment credits to either Korean companies or foreign companies in which a Korean company has an equity share, to finance investments in eligible overseas businesses and projects. Such financing programs include:

•	overseas investment credit to Korean companies that invest abroad in the form of capital subscription, acquisition of stocks and long-term credit;

•	overseas project credit to Korean companies or their overseas subsidiaries engaging in businesses outside Korea;

•	major resources development credit to Korean companies for development of natural resources and acquisition of mining rights abroad; and

•	overseas business credit to foreign companies in which Korean companies have an equity stake, in the form of funds for purchasing equipment or working capital.

As of December 31, 2025, overseas investment credits amounted to ~~W~~37,383 billion, representing 40.8% of our total outstanding Loan Credits. Our disbursements of overseas investment credits in 2025 amounted to ~~W~~17,321 billion, an increase of 8.8% from the previous year, and our new commitments of overseas investment credits in 2025 amounted to ~~W~~17,717 billion, an increase of 16.6% from the previous year.

Proposals for overseas investment credits to finance the acquisition of important materials or the development of natural resources for the Korean economy, as determined by the Government, are given priority, together with projects that promote the export of Korean goods and services. As a result, projects financed by our overseas investment credit program have been mainly in the fields of manufacturing or development of natural resources

We offer overseas investment credits at either fixed or floating rates of interest with maturities up to 30 years. Such facilities may require security in the form of a bank guarantee, pledge or mortgage on the borrower’s local assets. Depending upon the size of the project, we will provide up to 100% of the financing required for the overseas investment project.

Import Credits

We offer import credits to Korean companies that directly import essential materials, natural resources and high-technology materials whose stable and timely supply is required for the growth of the national economy, maintenance of financial stability and quality of life, and promotion of exports and employment, or to Korean companies that import such items after developing them overseas.

As of December 31, 2025, import credits in the amount of ~~W~~12,112 billion represented 13.2% of our total outstanding Loan Credits. Our disbursements of import credits in 2025 amounted to ~~W~~14,365 billion, an increase of 8.5% from the previous year, and our new commitments of import credits in 2025 amounted to ~~W~~16,383 billion, an increase of 16.5% from the previous year.

We offer import credits at either fixed or floating rates of interest with maturities up to ten years for equipment and machinery and shorter maturities of up to two years for other items, which may require security in the form of a bank guarantee, pledge or mortgage on the borrower’s local assets. We generally provide up to 80% of the import contract amount, but provide up to 90% of the import contract amount in the case of small and medium-sized enterprises and up to 100% for transactions with a letter of credit opened by a bank.

Guarantee Operations

We provide guarantees in favor of Korean commercial banks and foreign banks or foreign importers in respect of the obligations of Korean exporters in order to facilitate export and import financings. Such guarantee programs for Korean exporters and importers include (1) financial guarantees to co-financing banks that provide loans for transactions that satisfy our eligibility requirements and (2) project-related guarantees to foreign importers for the performance of Korean exporters on eligible projects in the form of bid bonds, advance payment bonds, performance bonds and retention bonds. Guarantee commitments as of December 31, 2025 decreased to ~~W~~62,276 billion from ~~W~~63,590 billion as of December 31, 2024. Of such commitments, guarantees we had confirmed as of December 31, 2025 increased to ~~W~~51,209 billion from ~~W~~49,007 billion as of December 31, 2024.

Our financial guarantees are extended to domestic and foreign financial institutions in order to support the repayment of principal and interest on loans extended to borrowers in eligible transactions, in case of a payment default by the borrower.

Our project-related guarantees include the following:

•

advance payment guarantees that are issued to overseas importers of Korean goods and services to support obligations to refund down payments made to Korean exporters in the event of a failure to deliver the goods to be exported; and

•	performance guarantees that are issued to foreign importers to support the performance by Korean exporters of their contractual obligations.

In 2025, we provided ~~W~~5,881 billion in financial guarantees and ~~W~~10,677 billion in project-related confirmed guarantees, reflecting increases of 42.5% and 16.3%, respectively, from the previous year.

We also issue letters of credit to foreign exporters to assist in the financing of projects approved in connection with import credit loans, and to Korean exporters to assist in the financing of projects approved in connection with export credit loans.

For further information regarding our guarantee and letter of credit operations, see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 36.”

Government Account Operations

Economic Development Cooperation Fund

In 1987, the Government established the Economic Development Cooperation Fund, or the EDCF, to provide loans, at concessional interest rates, to governments or agencies of developing countries for projects that contribute to industrial development or economic stabilization of such countries. We administer the EDCF on behalf of the Government and are responsible for project appraisal, documentation and administrative work relating to the EDCF Loans. The EDCF business accounts are maintained separately from our own account on behalf of the Government, and we derive no separate income or expenditures from our operation of the EDCF business. Government contributions constitute the primary funding source of the EDCF. Loan disbursements by the EDCF in 2025 amounted to ~~W~~1,871 billion for 156 projects in 37 countries, an increase of 1.2% from the previous year. As of December 31, 2025, the total outstanding loans extended by the EDCF was ~~W~~15,028 billion, an increase of 9.6% from the previous year.

Inter-Korean Cooperation Fund

In 1991, the Government established the Inter-Korean Cooperation Fund, or the IKCF, to promote mutual exchanges and cooperation between the Republic and North Korea by engaging in funding and financing activities to support family reunions, cultural events, academic seminars, trade and economic cooperation between the two countries. We administer the IKCF under the initiative and policy coordination of the Ministry of Unification. The IKCF accounts are maintained separately from our own account on behalf of the Government. Government contributions are the major funding source of the IKCF. The IKCF disbursements during 2025 amounted to ~~W~~17 billion for 15 projects, and the cumulative total disbursements as of December 31, 2025 were ~~W~~7,257 billion, an increase of 0.2% from ~~W~~7,241 billion as of December 31, 2024.

Other Operations

Supply Chain Resilience Fund

In December 2023, the National Assembly passed the Framework Act on Supply Chain Stabilization Support for Economic Security (the “Act”), which became effective in June 2024 and was last amended in December 2025. The Act aims to bolster national level responses to the growing risks of supply chain disruptions in the global economy, which have been intensified by geopolitical conflicts in recent years. The Act mandates that a master plan on supply chain stabilization for economic security be established every three years to ensure the effective implementation of the Government’s initiatives as they relate to the stabilization of supply chains. In addition, the Government has established the Supply Chain Resilience Fund, or the SCRF, which we currently administer, operate and fund in accordance with the Act. By leveraging our expertise in international finance and export credit as well as our pre-existing commitment to supply chain stabilization, we plan to continue to coordinate closely with the Government to ensure the proper utilization of the SCRF.

We administer, operate and fund the SCRF under the guidance and supervision of the SCRF Steering Committee and the Minister of Finance and Economy. Pursuant to the Act, the SCRF Steering Committee, which is comprised of seven members designated by the Minister and the Deputy Prime Minister of the Ministry of Finance and Economy, deliberates on and determines the direction of management and operation of the SCRF, and makes financial decisions of the SCRF based on the members’ extensive experience and knowledge in finance, economics and the relevant industries. The SCRF, whose account is maintained separately from our own account, is funded primarily through the issuances of Won-denominated and foreign currency-denominated notes, which are guaranteed unconditionally and irrevocably by the Government, subject to the National Assembly approving an amount constituting the total size of the guarantee to be given in any one year for the notes to be issued, which amount may vary from year to year. In December 2024, the National Assembly approved a Government guarantee limit of up to ~~W~~10 trillion for the notes to be issued by the SCRF during the course of 2025. Subsequently in December 2025, the National Assembly authorized a new limit of up to ~~W~~10 trillion for the 2026 issuance cycle. Also in December 2025, the Government amended the KEXIM Act to enable capital contributions to the SCRF to support efforts to strengthen supply chains and mitigate unexpected risks.

Other Activities related to Financing

Other activities related to financing in which we currently engage include:

•

country information services performed by the Overseas Economic Research Institute, which conducts country studies and country risk evaluation to assist in the efficient utilization of our financial resources;

•

export credit advisory services, which are aimed at bringing about a larger share of overseas bidding by giving Korean exporters a wide range of knowledge on the country, industry, market and financial situation of the importing country in the early stage of the tendering process or contract negotiations;

•	consulting services by in-house professionals including lawyers, accountants and regional experts who consult on international transactions; and

•	management of Korea’s foreign direct investment database.

Description of Assets and Liabilities

Total Credit Exposure

We extend credits to support export and import transactions, overseas investment projects and other relevant products in various forms including loans and guarantees.

The following table sets out our Credit Exposure as of December 31, 2024 and 2025, categorized by type of exposure extended:

		As of December 31,
		2024			2025

		(billions of Won, except for percentages)
A	Loans in Won	~~W~~	28,277	20%	~~W~~	28,086	20%
B	Loans in Foreign Currencies		59,724	43%		60,052	43%
C	Loans (A+B)		88,001	64%		88,138	63%
D	Other Loans		3,844	3%		3,524	3%
E	Loan Credits (C+D)		91,845	66%		91,662	65%
F	Allowances for Loan Losses		(2,665)	(2)%		(1,937)	(1)%
G	Loan Credits including allowance for loan losses (E-F)		89,180	65%		89,725	64%
H	Guarantees		49,007	35%		51,209	36%
I	Credit Exposure (G+H)		138,187	100%		140,934	100%

Loan Credits by Geographic Area

The following table sets out the total amount of our outstanding Loan Credits as of December 31, 2024 and 2025, categorized by geographic area (1):

	As of December 31,(1)				As % of 2025 Total
	2024		2025

	(billions of Won)
Asia(2)	~~W~~	77,717	~~W~~	75,452	82%
Europe		9,227		11,088	12%
America		3,167		3,674	4%
Africa		1,734		1,448	2%

Total	~~W~~	91,845	~~W~~	91,662	100%

(1)

For purposes of this table, export credits have been allocated to the geographic areas in which the foreign buyers of Korean exports are located; overseas investment credits have been allocated to the geographic areas in which the overseas investments being financed are located; and import credits have been allocated to the geographic areas in which the sellers of the imported goods are located.

(2)	Includes Australia and the Middle East.

Source: Internal accounting records

Economic Sanctions

The U.S. government, including the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers and enforces certain laws and regulations, or U.S. primary sanctions, that prohibit or restrict dealings with or related to certain designated countries and territories, governments, entities and individuals, and entities 50% or greater owned by such parties, that take place within U.S. jurisdiction. U.S. primary sanctions include territorial sanctions that broadly prohibit transactions or dealings with or in designated countries and territories (currently, Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic); blocking sanctions that generally prohibit transactions or dealings with or involving blocked persons or the property or interests in property of a blocked person; and non-blocking sanctions that prohibit or restrict specific kinds of transactions or dealings, including, for example, dealings in debt or equity issued by certain designated parties. For example, Iran currently is and has been subject to U.S. territorial sanctions. In addition, as a result of the ongoing conflict involving Ukraine, the United States, along with the European Union, the United Kingdom, Korea, Singapore and other major jurisdictions, has adopted new, additional and/or enhanced sanctions on Russia. Although U.S. primary sanctions generally are not applicable to non-U.S. persons (although certain U.S. primary sanctions programs do apply to the non-U.S. subsidiaries of U.S. companies), non-U.S. persons can be held liable for violations of U.S. primary sanctions to the extent they participate in prohibited transactions or dealings within U.S. jurisdiction (including, for example, transactions or dealings involving U.S. goods or services, U.S. persons, or U.S. dollar payments). Violations of U.S. primary sanctions can result in substantial civil or, in the case of willful violations, criminal penalties.

In addition to U.S. primary sanctions, the United States maintains so-called “secondary sanctions” that authorize the U.S. government to impose a variety of sanctions, including blocking sanctions, on non-U.S. parties that engage in targeted activities, including, for example, certain dealings relating to Iran and Russia or blocked persons, outside of U.S. jurisdiction. The imposition of U.S. secondary sanctions is not automatic, and instead requires specific action by the U.S. government. In practice, U.S. secondary sanctions are highly discretionary and may be strongly influenced by political considerations, and accordingly, are difficult to predict. Our business and reputation could be adversely affected, for example, if the U.S. government were to determine that our activities, or the activities of any of our counterparties, involve sanctionable activity under U.S. secondary sanctions.

In addition, the European Union, the United Kingdom, Korea, Singapore and other major jurisdictions administer and enforce their own sanctions programs that target certain countries and territories, governments, entities and individuals in varying respects that we or certain of our dealings may be subject to.

Furthermore, we are aware, through press reports and other means, of initiatives by certain governmental entities and institutions in the United States, such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with or related to certain countries, including Iran. For the reasons discussed below, it is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our debt securities. In addition, our reputation may suffer due to our limited association with Iran and Russia. Such a result could have significant adverse effects on our business or the price of our debt securities.

We currently have no active dealings related to Iran and did not have any loans outstanding to Iran as of December 31, 2023, 2024 and 2025. Our business previously included activities related to Iran consisting solely of the extension of credit and financing provided in connection with the export of Korean goods and services to Iran and the disbursement of Iran-related credits directly to Korean suppliers or exporters. These transactions did not involve any U.S. jurisdictional nexus, and such transactions were subject to policies and procedures designed to ensure compliance with applicable Korean laws and regulations, including sanctions.

We engage in limited business related to Russia, including dealings with the government of the Russian Federation under a legacy loan arrangement, the extension of credit to two Russian financial institutions that have been designated for U.S. (but not Singaporean) blocking sanctions and three guarantee arrangements involving three Russian companies that are currently subject to U.S. (but not Singaporean) sanctions, as well as limited exposure to Russian subsidiaries of Korean companies relating to existing credit facilities.

As of December 31, 2025, the government of the Russian Federation owed us approximately US$32 million pursuant to a legacy loan arrangement resulting from a commodity loan we extended to Vnesheconombank, formerly the Bank for Foreign Economic Affairs of the Soviet Union and now the Russian Federation state development corporation, in the early 1990s. The loan was initially guaranteed by the government of the Soviet Union; the guarantee was subsequently assumed by the government of the Russian Federation. Our dealings under the loan arrangement are formally with the Ministry of Finance of the Russian Federation, which has been designated for various sanctions, including U.S. sanctions. As of December 31, 2025, the government of the Russian Federation has paid back approximately 84.2% of the loan. The loan is classified as precautionary in terms of asset quality (based on previous repayment activity and our internal credit rating system). The provisioning level we established for the credit exposure as of December 31, 2025 was 7.8%. Dealings with the government of the Russian Federation under the loan arrangement have historically included payments in U.S. dollars involving U.S. financial institutions. In February 2022, we paused all dealings (including any payments under the loan arrangement) with the government of the Russian Federation. In December 2022, we accepted payments in two installments of an aggregate of US$10 million from the government of the Russian Federation under the loan arrangement that was specifically authorized by OFAC. Besides such payments, our dealings with the government of the Russian Federation remain paused. We are continuing to evaluate the loan arrangement, including compliance with applicable sanctions.

Our arrangements with two Russian financial institutions, which involve the extension of credit and have historically included dealings in U.S. dollars involving U.S. financial institutions, were all in place prior to February 2022. As of December 31, 2025, the two Russian financial institutions owed us approximately US$200 million. The provisioning level we established for that credit exposure as of December 31, 2025 was 99.9%. In 2022, we paused all dealings with the Russian financial institutions, and such dealings remain paused, meaning we have not engaged in any additional dealings (including any payments under the credit arrangements) with the Russian financial institutions since 2022 and we are currently unable to accept any payments from the Russian financial institutions under the credit arrangements. We are continuing to evaluate these credit arrangements, including compliance with applicable sanctions.

We entered into a guarantee arrangement in 2020 that involves a Russian company that became subject to U.S. blocking sanctions in 2023. To date, we have made no payments to the Russian company under such guarantee arrangement, which expired in May 2025.

Similarly, we have two legacy guarantee arrangements from 2020 and 2022 with non-sanctioned Japanese and Korean companies that involve Russian companies that subsequently became subject to U.S. blocking sanctions. The principal amount under each guarantee arrangement is approximately US$350 million and US$353 million, respectively. To date, we have made no payments to the Russian companies under either of the guarantee arrangements, and all transactions have been paused with respect to these agreements since the designation of the relevant Russian companies. We are continuing to evaluate the above guarantee arrangements, including compliance with applicable sanctions.

We believe that the above dealings have been conducted at all times in full compliance with applicable sanctions. We do not have any other dealings with the government of the Russian Federation, any Russian Federation government stated-owned entities, or any other sanctioned Russian parties.

Individual Exposure

The KEXIM Decree imposes limits on our aggregate credits extended to a single person or business group, with which requirements we are in compliance as of the date hereof. However, our large exposure to various business groups in Korea means that we are also exposed to financial difficulties experienced by our borrowers as a result of, among other things, adverse economic conditions in Korea and globally. For example, the hostilities in the Middle East (including as a result of the ongoing military conflicts between Iran and other countries, including the United States and Israel), the Russia-Ukraine war and ensuing actions taken by the United States and other countries, fluctuations in policy interest rates globally (including Korea) to combat inflationary pressures and, more recently, the political situation in Korea relating to the impeachment of former President Yoon in April 2025 following his declaration of martial law in December 2024, among others, have had, and may continue to have, an adverse impact on the business, activities and operations of many of our borrowers, including large business groups, which in turn could have an adverse impact on the ability of our borrowers to meet existing payment or other obligations to us. See “The Republic of Korea—The Economy—Worldwide Economic and Financial Difficulties.” A continued deterioration in the financial condition of our borrowers could result in a deterioration in the quality of our loan portfolio, which in turn could result in an increase in delinquency ratios, increased charge-offs and higher provisioning, as well as an increase in impairment losses on such loans, which could have a material adverse impact on our business, financial condition or results of operations.

As of December 31, 2025, our largest Credit Exposure was to Hanwha Ocean Co., Ltd. (formerly Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME) in the amount of ~~W~~6,997 billion. As of December 31, 2025, our second largest and third largest Credit Exposures, respectively, were to HD Hyundai Heavy Industries Co., Ltd. in the amount of ~~W~~5,081 billion and to Samsung Heavy Industries Co., Ltd. in the amount of ~~W~~3,480 billion.

The following table sets out our five largest Credit Exposures as of December 31, 2025(1):

Rank	Name of Borrower	Loan Credits		Guarantees		Total

		(billions of Won)
1	Hanwha Ocean Co., Ltd.	~~W~~	1,572	~~W~~	5,425	~~W~~	6,997
2	HD Hyundai Heavy Industries Co., Ltd.		—		5,081		5,081
3	Samsung Heavy Industries Co., Ltd.		627		2,853		3,480
4	Hanwha Aerospace Co., Ltd.		245		1,968		2,212
5	HD Hyundai Samho Co., Ltd.		—		1,958		1,958

(1)	Excludes loans and guarantees extended to affiliates.

Source: Internal accounting records.

In recent years, DSME (now Hanwha Ocean Co., Ltd.), one of the largest shipbuilding and offshore construction companies in Korea, suffered from financial difficulties primarily due to significant losses incurred in connection with the construction of offshore plants resulting from a prolonged slowdown in the global shipbuilding industry. In October 2015, we announced that we, along with The Korea Development Bank, plan to provide financial support to DSME, including provision of liquidity support of up to ~~W~~4.2 trillion. In December 2016, in a bid to improve DSME’s capital structure, we exchanged a term loan in the amount of ~~W~~1 trillion provided by us to DSME for perpetual bonds newly issued by DSME, while The Korea Development Bank engaged in debt-for-equity swaps amounting to ~~W~~1.8 trillion. In March 2017, we and The Korea Development Bank announced a second joint plan to provide an additional ~~W~~2.9 trillion in financial support to DSME, which was approved by the other creditors in April 2017. Based on such plan, we exchanged a term loan in the amount of ~~W~~1.28 trillion provided by us to DSME for perpetual bonds issued by DSME and The Korea Development Bank provided additional debt-to-equity swaps of ~~W~~0.3 trillion in June 2017. Other creditors also provided debt-to-equity swaps for up to 80% of their debt with DSME and rescheduled the maturities of the remainder. Subsequently, in March 2019, HHI entered into a definitive agreement with The Korea Development Bank to acquire DSME. In January 2022, however, the European Commission announced that it would not grant approval for such acquisition due to anti-competition concerns for LNG carriers. In December 2022, Hanwha Group entered into a definitive agreement with The Korea Development Bank to acquire a 49.3% equity stake in DSME for approximately ~~W~~2 trillion, which has since received regulatory approval from all relevant jurisdictions. The acquisition closed in May 2023, upon which DSME became an affiliate of Hanwha Group and changed its name to Hanwha Ocean Co., Ltd.

Asset Quality

The Supervisory Regulation of Banking Business, or the Supervisory Regulation, legislated by the Financial Services Commission requires banks, including us, to analyze and classify their credits into one of five categories as normal, precautionary, substandard, doubtful or estimated loss by taking into account borrowers’ repayment capacity as well as a number of other factors including the financial position, profitability, transaction history of the relevant borrower and the value of any collateral or guarantee taken as security for the extension of credit. Categorizations are applied to all loans except call loans and interbank loans, which are classified as normal. Credit categorizations are as follows:

Normal	Credits extended to customers which, in consideration of their business and operations, financial conditions and future cash flows, do not raise concerns regarding their ability to repay the credits.

Precautionary	Credits extended to customers (1) which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have potential risks with respect to their ability to repay the credits in the future, although there have not occurred any immediate risks of default in repayment; or (2) which are in arrears for one month or more but less than three months.

Substandard	(1) Credits extended to customers, which in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred considerable risks for default in repayment as the customers’ ability to repay has deteriorated; or (2) that portion which is expected to be collected of total credits (a) extended to customers which have been in arrears for three months or more, (b) extended to customers which are judged to have incurred serious risks due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses or (c) of “Doubtful Customers” or “Estimated-loss Customers” (each as defined below).

Doubtful	That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers, or Doubtful Customers, which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have incurred serious risks of default in repayment due to noticeable deterioration in their ability to repay; or (2) customers which have been in arrears for three months or more but less than twelve months.

Estimated Loss	That portion of credits in excess of the amount expected to be collected of total credits extended to (1) customers, or Estimated-loss Customers, which, in consideration of their business and operations, financial conditions and future cash flows, are judged to have to be accounted as a loss as the inability to repay became certain due to serious deterioration in their ability to repay; (2) customers which have been in arrears for twelve months or more; or (3) customers which are judged to have incurred serious risks of default in repayment due to the occurrence of final refusal to pay their promissory notes, liquidation or bankruptcy proceedings, or closure of their businesses.

Under K-IFRS, we establish provisions for credit losses with respect to loans using either a case-by-case or collective approach. We assess individually significant loans on a case-by-case basis and other loans on a collective basis. In addition, if we determine that no objective evidence of impairment exists for a loan, we include such loan in a group of loans with similar credit risk characteristics and assess them collectively for impairment regardless of whether such loan is significant. If there is objective evidence that an impairment loss has been incurred for individually significant loans, the amount of the loss is measured as the difference between the financial asset’s carrying amount and the present value of the estimated future cash flows discounted at such asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets, which takes into account the benefit of any guarantee or other collateral held. The value and timing of future cash flow receipts are based on available estimates in conjunction with facts available at the time of review and reassessed on a periodic basis as new information becomes available. For collectively assessed loans, we base the level of provisions for credit losses on a portfolio basis in light of the homogenous nature of the assets included in each portfolio. The provisions are determined based on a quantitative review of the relevant portfolio, taking into account such factors as the level of arrears, the value of any security, and historical and projected cash recovery trends over the recovery period. For more detailed information regarding our loan loss provisioning policy, see “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 3(7).”

Asset Classifications

The following table provides information on our loan loss reserves:

	As of December 31, 2024				As of December 31, 2025
	Loan Amount(1)		Loan Loss Reserve(2)(3)		Loan Amount(1)		Loan Loss Reserve(2)(3)

	(billions of Won)
Normal	~~W~~	189,747	~~W~~	2,743	~~W~~	189,542	~~W~~	1,923
Precautionary		532		95		305		25
Sub-standard		940		726		869		700
Doubtful		159		143		150		138
Estimated Loss		286		270		271		251

Total	~~W~~	191,665	~~W~~	3,976	~~W~~	191,137	~~W~~	3,036

(1)

These figures include loans (excluding interbank loans and call loans), domestic usance bills, bills bought, notes bought, advances for customers, confirmed and unconfirmed acceptances and guarantees and unused loan commitments, among others.

(2)	Consists of (i) allowance for loan losses, (ii) provisions for confirmed and unconfirmed acceptances and guarantees and (iii) certain financial guarantee contract liabilities.
(3)	These figures include present value discount.

Reserves for Credit Losses

Non-performing assets, or NPAs, are defined as assets that are classified as substandard or below.

The following table sets out our 10 largest non-performing assets as of December 31, 2025:

Borrower	Loans		Guarantees		Total

	(billions of Won)
YEMEN LNG COMPANY LTD.	~~W~~	328	~~W~~	0	~~W~~	328
DAE SUN SHIPBUILDING & ENGINEERING CO., LTD.		246		0		246
PJSC SOVCOMBANK		143		0		143
CREDIT BANK OF MOSCOW		142		0		142
NORTHVOLT ETT AB		125		0		125
KC COTTRELL CO., LTD.		5		80		85
TAEYOUNG ENGINEERING & CONSTRUCTION CO., LTD.		0		75		75
HYUNJIN MATERIALS CO., LTD.		15		0		15
DAECHANG HRSG CORPORATION		10		0		10
WINIA CO., LTD.		10		0		10

Total	~~W~~	1,025	~~W~~	155	~~W~~	1,180

We cannot provide any assurance that our current level of exposure to non-performing assets will continue in the future or that any of our borrowers (including our largest borrowers as described above) is not currently facing, or in the future will not face, material financial difficulties.

As of December 31, 2025, the amount of our non-performing assets was ~~W~~1,290 billion, a decrease of 6.9% from ~~W~~1,386 billion as of December 31, 2024. As of each of December 31, 2024 and 2025, our non-performing asset ratio was 0.7%.

The following table sets forth our reserves for possible credit losses as of December 31, 2024 and 2025:

	As of December 31,
	2024		2025

	(billions of Won, except for percentages)
Loan Loss Reserve (A)(1)	~~W~~	3,976	~~W~~	3,036
NPA (B)(2)		1,386		1,290
Total Shareholders’ Equity (C)		21,325		26,296
Reserve to NPA (A/B)		287%		235%
Equity at Risk (B-A)/C		—		—

(1)	Consists of allowance for loan losses and provisions for confirmed acceptances and guarantees, excluding the regulatory reserve for loans and guarantees.
(2)	Non-performing assets, which are defined as assets that are classified as substandard or below.

Source: Internal accounting records

The following table sets forth our actual loan loss reserve ratios as of December 31, 2024 and 2025:

Classification of Loans	Actual Reserve Coverage (as of December 31, 2024)	Actual Reserve Coverage (as of December 31, 2025)
Normal	1.4%	1.0%
Precautionary	17.8%	8.1%
Substandard	77.2%	80.6%
Doubtful	89.4%	92.0%
Estimated Loss	94.3%	92.5%

Investments

Under the KEXIM Decree, we are not allowed to hold stocks or securities of more than three years’ maturity in excess of 60% of our equity capital. However, investment in the following securities is not subject to this restriction:

•	Government bonds;

•	BOK currency stabilization bonds;

•	securities acquired via contributions by the Government; and

•	securities acquired through investment approved by the Minister of Finance and Economy, for research related to our operations, for our financing or pursuant to Korean statutes.

As of December 31, 2025, our total investment in securities amounted to ~~W~~27,377 billion, representing 21% of our total assets. Our securities portfolio consists primarily of financial assets at fair value through other comprehensive income, or FVOCI. Financial assets at FVOCI mainly consist of marketable securities (including equity securities in Industrial Bank of Korea which was recapitalized by the Government through us) and non-marketable securities (including equity securities in Korea Expressway Corporation and Korea Land & Housing Corporation).

The following table sets out the composition of our securities as of December 31, 2024 and 2025:

	As of December 31, 2024			As of December 31, 2025
Type of Investment Securities	Amount		%	Amount		%

	(billions of Won, except for percentages)
Financial Assets at FVOCI	~~W~~	17,969	84%	~~W~~	23,896	87%
Financial Assets at Amortized Cost		1,363	6		1,288	5
Investments in Associates		2,082	10		2,193	8

Total	~~W~~	21,414	100%	~~W~~	27,377	100%

For further information relating to the classification guidelines and methods of valuation of our financial instruments (including securities), see “ —Financial Statements and the Auditors—Notes to separate financial statements and of and for the years ended December 31, 2025 and 2024—Notes 3 and 5.”

Guarantees and Acceptances and Contingent Liabilities

We have credit risk factors that are not reflected on the balance sheet, which include risks associated with guarantees and acceptances. Guarantees and acceptances do not appear on the balance sheet, but rather are recorded as an off-balance sheet item in the notes to the financial statements. Guarantees and acceptances include financial guarantees, project-related guarantees, such as bid bond, advance payment bond, performance bond or retention bond, and acceptances and advances relating to trade financings such as letters of credit or import freight. Contingent liabilities, for which the guaranteed amounts were not finalized, appear as unconfirmed guarantees and acceptance items in the notes to the financial statements as off-balance sheet items. Our guarantees are classified as either confirmed or unconfirmed based on whether a determination of the amount of the “primary obligation” has been made, which refers to the amount of liability that the primary obligor bears to its counterparty in an agreement subject to our guarantee. Our unconfirmed guarantees convert into confirmed guarantees once the primary obligation, such as an advance payment or disbursement of loans, among others, has taken place and the amount of the primary obligation has been determined and recorded as the amount of our confirmed guarantees, in accordance with the guidelines set forth by the Financial Services Commission of Korea. Both confirmed and unconfirmed guarantees are recorded as off-balance sheet items of contingent liabilities in “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2024 and 2025—Note 36.”

As of December 31, 2025, we had issued a total amount of ~~W~~51,209 billion in confirmed guarantees and acceptances, of which ~~W~~51,047 billion, representing 99.7% of the total amount, was classified as normal, ~~W~~6 billion, representing 0.01% of the total amount, was classified as precautionary, and ~~W~~156 billion, representing 0.3% of the total amount, was classified as substandard or below.

Derivatives

The objective in our strategy and policies on derivatives is to actively manage and minimize our foreign exchange and interest rate risks. It is our policy to hedge all currency and interest rate risks wherever possible (taking into consideration the cost of hedging). We use various hedging instruments, including foreign exchange forwards and options, interest rate swaps, and cross currency swaps. These derivatives are classified as hedging instruments if hedge accounting method is applied, and if not, as trading derivatives for accounting purposes. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 20.” Under our hedging policy, our net gain (loss) on hedging derivative assets, net gain (loss) on the trading derivative components included in net gain (loss) on financial assets at fair value through profit or loss, net gain (loss) on foreign exchange transaction and net gain (loss) on the fair value hedged items components included in net other operating income (expenses), all as shown in the separate statements of comprehensive income of our financial statements and the notes, generally offset one another to a substantial extent.

Under our internal trading rules that have been submitted to the Financial Supervisory Service, our policy is to engage in derivative transactions mainly for hedging our own position. As part of our total exposure management system, we monitor our exposure to derivatives and may make real-time inquiries, which enables our Risk Management Department to check our exposure on a regular basis. Under the guidelines set by the Financial Supervisory Service, we are required to submit reports on our derivatives exposure to the Financial Supervisory Service on a quarterly basis. As a measure to reduce the risk of intentional manipulation or error, we have separated responsibility for different functions such as initiation, authorization, approval, recording, monitoring and reporting to the Financial Supervisory Service. The Risk Management Department conducts regular reviews of derivative transactions to monitor any breach of compliance with the relevant regulatory requirements.

As of December 31, 2025, our outstanding loans made at floating rates of interest totaled ~~W~~70,715 billion, whereas our outstanding borrowings made at floating rates of interest totaled ~~W~~63,054 billion, including those raised in Australian Dollar, Euro and Hong Kong Dollar and swapped into U.S. dollar floating rate borrowings. As a result, we are exposed to possible interest rate risks to the extent that the amount of our borrowings made at floating rates of interest exceeds the amount of our loans made at floating rates of interest. Foreign exchange risk arises because a majority of our assets and liabilities are denominated in non-Won currencies. In order to match our currency and interest rate structure, we generally enter into swap transactions.

The following table shows the unsettled notional amounts and estimated fair values of derivatives we held as of the dates indicated.

	As of December 31,
	2024						2025
	Unsettled Notional Amount		Fair Value of Assets		Fair Value of Liabilities		Unsettled Notional Amount		Fair Value of Assets		Fair Value of Liabilities

	(billions of Won)
Currency forwards	~~W~~	6,779	~~W~~	297	~~W~~	193	~~W~~	5,986	~~W~~	138	~~W~~	84
Currency swaps		27,898		962		2,314		27,051		1,225		1,087
Interest rate swaps		84,563		1,037		2,869		89,407		817		2,323

Total	~~W~~	119,241	~~W~~	2,296	~~W~~	5,376	~~W~~	122,444	~~W~~	2,179	~~W~~	3,495

As of December 31, 2025, we had entered into 408 currency-related derivative contracts with a notional amount of ~~W~~33,038 billion and 783 interest rate-related derivative contracts with a notional amount of ~~W~~89,407 billion in accordance with our policy to hedge interest rate and currency risks. See “—Financial Statements and the Auditors—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 20.”

Sources of Funding

We obtain funds primarily through borrowings from the issuance of bonds in both domestic and international capital markets, borrowings from domestic and foreign financial institutions, capital contributions and internally generated funds. Internally generated funds result from various activities we carry on and include principal and interest payments on our loans, fees from guarantee operations and other services, and income from marketable securities we hold.

We raised a net total of ~~W~~62,593 billion (new borrowings plus loan repayments by our clients less repayment of our existing debt) during 2025, a 2% increase compared with the previous year’s ~~W~~61,364 billion. The total loan repayments, including prepayments by our clients, during 2025 amounted to ~~W~~66,731 billion, a decrease of 2.2% from ~~W~~68,251 billion during 2024.

Since our establishment, the Government has, from time to time, provided us with loans to support our lending to Korean exporters and provide liquidity to us. As of December 31, 2025, we had no outstanding borrowings from the Government. We also issued Won-denominated domestic bonds in the aggregate amounts of ~~W~~24,800 billion, ~~W~~26,270 billion and ~~W~~23,000 billion during 2023, 2024 and 2025, respectively.

We have diversified our funding sources by borrowing from various overseas sources and issuing long-term floating-rate notes and fixed-rate debentures in the international capital markets. These issues were in foreign currencies, including the U.S. dollar, Australian Dollar, Euro, Hong Kong Dollar, Swiss Franc, Brazilian Real, Mexican Peso, Peruvian Sol, Indian Rupee, Chinese Yuan, New Zealand Dollar, Philippine Peso, South African Rand, British Pound, Canadian Dollar and Japanese Yen and have original maturities ranging from one to thirty years.

During 2025, we issued Eurobonds in the aggregate principal amount of US$4,533 million in various types of currencies under our existing medium-term notes program, a 92% increase from US$2,366 million in 2024. These bond issues consisted of offerings of US$295 million, HKD 7,148 million, BRL 4,880 million, EUR 1,750 million, GBP 300 million and INR 4,300 million. In addition, during each of 2024 and 2025, we issued global bonds in the amount of US$4,500 million under our U.S. shelf registration statement, or the U.S. Shelf Program. As of December 31, 2025, the outstanding amounts of our notes and debentures were US$31,000 million, HKD 10,446 million, BRL 10,366 million, EUR 4,037 million, CHF 200 million, AUD 4,920 million, INR 16,600 million, CNY 2,503 million, NZD 174 million, ZAR 1,915 million, GBP 636 million, CAD 65 million, MXN 12,000 million, PEN 68 million, PHP 2,400 million and JPY 72,000 million.

We also borrow from foreign financial institutions in the form of loans that are principally made by syndicates of commercial banks at floating or fixed interest rates and in foreign currencies, with original maturities ranging from two to five years. As of December 31, 2025, the outstanding amount of such borrowings from foreign financial institutions was US$1,585 million.

Our capital stock has increased from time to time since our establishment. From January 1998 to December 2025, the Government contributed ~~W~~16,303 billion to our capital. As of December 31, 2025, our total capital stock amounted to ~~W~~17,173 billion, and the Government, The Bank of Korea and The Korea Development Bank owned 77%, 7% and 16%, respectively, of our capital stock.

The KEXIM Act provides that the aggregate outstanding principal amount of all of our borrowings, including the total outstanding export-import financing debentures we issued in accordance with the KEXIM

Decree, may not exceed an amount equal to thirty times the sum of our capital stock plus our reserves. As of December 31, 2025, the aggregate outstanding principal amount of our borrowings (including export-import financing debentures), which was ~~W~~97,034 billion, was equal to 16% of the authorized amount of ~~W~~605,049 billion.

We are not permitted to accept demand or time deposits.

Each year we must submit to the Government for its approval an operating plan which includes our target levels for different types of funding. The following table is part of the operating plan dealing with fundraising for 2026:

Sources of Fund	(billions of Won)
Capital Contribution		—
Borrowings		41,278
Net Collection of Loans		19,222
Collection of Loans		55,719
Repayment of Debts		(36,497)
Others		—

Total	~~W~~	60,500

Debt

Debt Repayment Schedule

The following table sets out the principal repayment schedule for our outstanding debt (consisting of borrowings and debentures) as of December 31, 2025:

Debt Principal Repayment Schedule

	Maturing on or before December 31,
Currency(1)	2026		2027		2028		2029		Thereafter

	(billions of Won)
Won	~~W~~	19,320	~~W~~	5,060	~~W~~	2,220	~~W~~	250	~~W~~	1,260
Foreign(2)		18,680		14,173		11,684		4,192		20,990

Total Won Equivalent	~~W~~	38,000	~~W~~	19,233	~~W~~	13,904	~~W~~	4,442	~~W~~	22,250

(1)	Borrowings and debentures in foreign currency have been translated into Won at the market average exchange rates on December 31, 2025, as announced by the Seoul Money Brokerage Services Ltd.
(2)	This figure includes debentures, bank loans, commercial papers and repurchase agreements.

Normally we determine the level of our foreign currency reserves based upon an estimate, at any given time, of aggregate loan disbursements to be made over the next two to three months. Our average foreign currency reserves in 2024 and 2025 were approximately US$7,314 million and US$5,912 million, respectively.

Although we currently believe that such reserves, together with additional borrowings available under our uncommitted short-term backup credit facilities and commercial paper programs, will be sufficient to repay our outstanding debt as it becomes due, there can be no assurance that we will continue to be able to borrow under such credit facilities, or that the devaluation of the Won will not adversely affect our ability to access funds sufficient to repay our foreign currency denominated indebtedness in the future. In addition to maintaining sufficient foreign currency reserves, we monitor the maturity profile of our foreign currency assets and liabilities to ensure that there are sufficient maturing assets to meet our liabilities as they become due.

As of December 31, 2025, our foreign currency assets maturing within three months, six months and one year exceeded our foreign currency liabilities coming due within such periods by US$3,880 million, US$4,765 million and US$4,399 million, respectively. As of December 31, 2025, our total foreign currency liabilities exceeded our total foreign currency assets by US$1,807 million.

Internal and External Debt of the Bank

The following table summarizes, as of December 31 of the years indicated, the outstanding internal debt of the Bank:

Internal Debt of the Bank

(billions of Won)
2021	22,910
2022	28,920
2023	29,600
2024	29,420
2025	28,110

The following table sets out, by currency and the equivalent amount in U.S. Dollars, the outstanding external debt of the Bank as of December 31, 2025:

External Debt of the Bank

	Amount in Original Currency		Equivalent Amount in U.S. Dollars(1)

	(billions)
US$	US$	33.4	US$	33.4
Euro (EUR)	EUR	4.8		5.6
Australian Dollar (AUD)	AUD	4.9		3.3
Brazilian Real (BRL)	BRL	10.4		1.9
Hong Kong Dollar (HKD)	HKD	10.4		1.3
British Pound (GBP)	GBP	0.6		0.9
Mexican Peso (MXN)	MXN	12.0		0.7
Japanese Yen (JPY)	JPY	94.6		0.6
Chinese Yuan (CNY)	CNY	2.5		0.4
Swiss Franc (CHF)	CHF	0.2		0.3
Indian Rupee (INR)	INR	16.6		0.2
South African Rand (ZAR)	ZAR	1.9		0.1
New Zealand Dollar (NZD)	NZD	0.2		0.1
Canadian Dollar (CAD)	CAD	0.1		0.0
Philippine Peso (PHP)	PHP	2.4		0.0
Peruvian Sol (PEN)	PEN	0.1		0.0

			US$	48.8

(1)

Amounts expressed in currencies other than U.S. dollar are converted to U.S. dollar at the exchange rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2025 or the prevailing market rate on December 31, 2025.

The following table summarizes, as of December 31 of the years indicated, the outstanding external debt of the Bank:

External Debt of the Bank

(billions of Won)
2021	59,144
2022	74,486
2023	71,195
2024	74,583
2025	69,718

For further information on the outstanding indebtedness of the Bank, see “—Tables and Supplementary Information.”

Debt Record

We have never defaulted in the payment of principal of, or interest on, any of our obligations.

Credit Policies, Credit Approval and Risk Management

Credit Policies

The Credit Policy Department functions as our centralized policy-making and planning division with respect to our lending activities. The Credit Policy Department formulates and revises our internal regulations on loan programs, sets basic lending guidelines on a country basis and gathers data from our various operating groups and produces various internal and external reports.

Credit Approval

We have multiple levels of loan approval authority, depending on the loan amount and other factors such as the nature of the credit, the conditions of the transaction, and whether the loan is secured. Our Board of Directors can approve loans of any amount. The Chief Executive Credit Committee, Credit Committee, Loan Officer Committee, Director Generals and Directors each have authority to approve loans up to a specified amount. The amount differs depending on the type of loan and certain other factors, for example, whether a loan is collateralized or guaranteed.

At each level of authority, loan applications are reviewed on the basis of the feasibility of the project from a technical, financial and economic point of view in addition to evaluating the probability of recovery. In conducting such a review, the following factors are considered:

•	eligibility of the transaction under our financing criteria;

•	country risk of the country of the borrower and the country in which the related project is located;

•	credit risk of the borrower;

•	a supplier’s ability to perform under the related supply contract;

•	legal disputes over the related project and supply contract; and

•	availability of collateral.

Risk Management

Our overall risk management policy is set by the Risk Management Committee, which meets on a quarterly basis and from time to time to establish tolerance limits for various exposures, whereas the overall risk management is overseen by the Risk Management Department, which is responsible for monitoring risk exposure.

The Risk Management Department reports our loan portfolio to the Financial Supervisory Service on a quarterly basis. The Risk Management Department also monitors our operating groups’ compliance with internal guidelines and procedures. To manage liquidity risk, we review the strategy for the sources and uses of funds, with each division submitting projected sources and uses to the Treasury Group. The Risk Management Department and the Treasury Group continually monitor our overall liquidity and the Treasury Group prepares both weekly and monthly cash flow forecasts. Our policy is to maintain a liquidity level, which can cover loan disbursements for a period of two to three months going forward. We protect ourselves from potential liquidity squeezes by maintaining sufficient amount of liquid assets with additional back-up of short-term credit lines.

Our core lending activities expose us to market risk, mostly in the form of interest rate and foreign currency risks. The Risk Management Department reports interest rate and foreign exchange gap positions to the Risk Management Committee on a quarterly basis. We also monitor changes in, and matches of, foreign currency assets and liabilities in order to reduce exposure to currency fluctuations. Recently, in light of the hostilities in the Middle East (including as a result of the ongoing military conflicts between Iran and other countries, including the United States and Israel), the Russia-Ukraine war and ensuing actions taken by the United States and other countries, fluctuations in policy interest rates globally (including Korea) to combat inflationary pressures and, more recently, the political situation in Korea relating to the impeachment of former President Yoon in April 2025 following his declaration of martial law in December 2024, among others, we have closely monitored foreign currency risks that could result from the depreciation of the Won against major foreign currencies (including the U.S. dollar), which in turn may increase our cost in servicing our foreign currency denominated debt and result in foreign exchange losses.

The Risk Management Department monitors various market indicators related to foreign currency liquidity on a regular basis and has been cooperating with other departments including the Treasury Group to effectively address any potential liquidity risk which may be associated with the conflict involving Ukraine and Russia.

One of the key components of our risk management policy, which also affects our fundraising efforts, is to monitor matches of asset maturities and liability maturities. The average maturity as of December 31, 2025 for our Won- and foreign currency-denominated loans was 14 months and 49 months, respectively, and for Won- and foreign currency-denominated liabilities was 12 months and 36 months, respectively.

Our Risk Management Department also monitors and manages various operational risks that we face from time to time.

In managing our risks, we follow an overall risk management process where we:

•	determine the risk management objectives;

•	identify key exposures;

•	measure key risks; and

•	monitor risk management results.

Our risk management system is a continuous system that is frequently evaluated and updated on an ongoing basis.

Capital Adequacy

Under the Financial Supervisory Service’s guidelines on risk-adjusted capital which were introduced in consideration of the standards set by the Bank for International Settlements, all banks in Korea, including us, are required to maintain a capital adequacy ratio (Tier I and Tier II) of at least 10.5% on a consolidated basis. To the extent that we fail to maintain this ratio, the Korean regulatory authorities may require corrective measures such as management improvement recommendations and disposal of assets.

The current capital adequacy requirements of the Financial Services Commission are derived from a new set of bank capital measures, referred to as Basel III, which the Basel Committee on Banking Supervision initially introduced in 2009 and began phasing in starting from 2013. Commencing in July 2013, the Financial Services Commission promulgated a series of amended regulations implementing Basel III, pursuant to which Korean banks, including us, were required to maintain a minimum ratio of Tier I common equity capital (which principally includes equity capital, capital surplus and retained earnings less reserve for credit losses) to risk-weighted assets of 3.5% and Tier I capital to risk-weighted assets of 4.5% from December 1, 2013, which minimum ratios were increased to 4.0% and 5.5%, respectively, from January 1, 2014 and increased further to 4.5% and 6.0%, respectively, from January 1, 2015. Such requirements are in addition to the pre-existing requirement for a minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8.0%, which remains unchanged. The amended regulations also require an additional capital conservation buffer of 2.5%, as well as a potential counter-cyclical capital buffer of up to 2.5%, which is determined on a quarterly basis by the Financial Services Commission. In May 2024, the counter-cyclical capital buffer increased from 0% to 1%. As of December 31, 2025, our capital adequacy ratio, on a consolidated basis, was 17.7%, an increase from 15.4% as of December 31, 2024, which was primarily due to realization of net income during the year and receipt of capital contributions from the Government.

The following table sets forth our capital base and capital adequacy ratios (on a consolidated basis) reported as of December 31, 2024 and 2025:

	As of December 31,
	2024		2025

	(billions of Won, except for percentages)
Tier I	~~W~~	21,293	~~W~~	26,059
Capital stock (including capital surplus and capital adjustments)		16,722		17,021
Retained Earnings(1)		3,587		4,968
Accumulated other comprehensive income		1,436		4,792
Others		1		1
Deductions from Tier I Capital		(452)		(722)
Capital Adjustments		—		—
Deferred Tax Asset		—		—
Others		(452)		(722)
Tier II (General Loan Loss Reserves)		2,287		2,253
Total Capital		23,580		28,312
Risk Adjusted Assets		153,597		159,890
Capital Adequacy Ratios
Tier I common equity		13.9%		16.30%
Tier I		13.9%		16.30%
Tier I and Tier II		15.4%		17.71%

(1)	Net amount after deducting regulatory reserve for loan losses.

Source: Internal accounting records

Overseas Operations

We maintain an international presence through 25 overseas representative offices, which are located in New York City, Tokyo, Beijing, São Paolo, Paris, Washington D.C., Shanghai, New Delhi, Dubai, Moscow, Mexico City, Tashkent, Hanoi, Manila, Jakarta, Yangon, Bogota, Istanbul, Dar es Salaam, Dhaka, Accra, Phnom Penh, Addis Ababa, Colombo and Warsaw.

We also have four wholly-owned subsidiaries: KEXIM Bank (UK) Ltd. in London, KEXIM (Asia) Ltd. in Hong Kong, KEXIM Vietnam Leasing Co., Ltd. in Ho Chi Minh City and KEXIM Global (Singapore) Ltd. in Singapore. These subsidiaries are engaged in the merchant banking and lease financing businesses, and assist us in raising overseas financing. We also own 97.5% of P.T. Koexim Mandiri Finance, a subsidiary in Jakarta, which is primarily engaged in the business of lease financing.

The table below sets forth brief details of our subsidiaries as of December 31, 2025:

	Principal Place of Business	Type of Business	Book Value		Bank’s Holding

			(billions of Won)		(%)
Kexim Bank (UK) Ltd.	United Kingdom	Commercial Banking	~~W~~	138	100%
KEXIM (Asia) Ltd.	Hong Kong	Commercial Banking		168	100
P.T. Koexim Mandiri Finance	Indonesia	Leasing and Factoring		90	97.5
KEXIM Global (Singapore) Ltd.	Singapore	Commercial Banking		373	100
Kexim Vietnam Leasing Co., Ltd.	Vietnam	Leasing and Lending		58	100

Property

Our head office is located at 38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, Korea, a 45,715 square meter building on a site of 9,110 square meters and owned by us. In addition to the head office, we own a staff training center located near Seoul on a site of 47,881 square meters and a marine finance center, a 4,423 square meter building, located in Busan on a site of 556 square meters. We also maintain 13 branches in Busan, Gwangju, Daegu, Changwon, Daejeon, Suwon, Incheon, Ulsan, Cheongju, Jeonju, Gumi, Yeosu and Wonju. Our domestic branch offices and overseas representative offices are located in facilities held under long-term leases.

Management and Employees

Management

Our governance and management is the responsibility of our Board of Directors, which has authority to decide important matters relating to our business. The Board of Directors is chaired by our Chief Executive Officer and is comprised of seven members: the Chairman and Chief Executive Officer, the Deputy Chief Executive Officer, the Senior Executive Director and four Independent Directors. The Auditor may attend and state his/her opinion at the meetings of the Board of Directors. The President of Korea appoints our Chief Executive Officer upon the recommendation of the Minister of Finance and Economy. The Minister of Finance and Economy appoints the Deputy Chief Executive Officer, the Senior Executive Director and the Independent Directors upon the recommendation of our Chief Executive Officer. The Minister of Finance and Economy appoints the Auditor. All Board members and the Auditor serve for three years and are eligible for re-appointment for successive terms of office.

The members of the Board of Directors are currently as follows:

Name	Board Member Since	Position
Kiyeon Hwang	October 1, 2023	Chairman and Chief Executive Officer
Jong-Hyuck Ahn	December 30, 2023	Deputy Chief Executive Officer
Yangho Ahn	October 2, 2024	Independent Director
Haesun Park	October 2, 2024	Independent Director
Chang Huh	April 10, 2023	Independent Director

Our basic policy guidelines for activities are established by the Operations Committee. According to the By-laws, the Operations Committee is composed of officials nominated as follows:

•	Chief Executive Officer of KEXIM;

•	official of the Ministry of Finance and Economy, nominated by the Minister of Finance and Economy;

•	official of the Ministry of Foreign Affairs, nominated by the Minister of Foreign Affairs;

•	official of the Ministry of Trade, Industry and Resources, nominated by the Minister of Trade, Industry and Resources;

•	official of the Ministry of Land, Infrastructure and Transport, nominated by the Minister of Land, Infrastructure and Transport;

•	official of the Ministry of Oceans and Fisheries, nominated by the Minister of Oceans and Fisheries;

•	official of the Ministry of Planning and Budget, nominated by the Minister of Planning and Budget;

•	official of the Financial Services Commission, nominated by the Chairman of the Financial Services Commission;

•	executive director of The Bank of Korea, nominated by the Governor of The Bank of Korea;

•	executive director of the Korea Federation of Banks, nominated by the Chairman of the Korea Federation of Banks;

•

representative of an exporters’ association (Korea International Trade Association), nominated by the Minister of Finance and Economy after consultation with the Minister of Trade, Industry and Energy;

•	executive director of the Korea Trade Insurance Corporation established under the Trade Insurance Act, nominated by the Chairman and President of the Korea Trade Insurance Corporation; and

•

up to two persons who have extensive knowledge and experience in international economic cooperation work, recommended by our Chief Executive Officer and appointed by the Minister of Finance and Economy.

As of December 31, 2025, the members of the Operations Committee were as follows:

Name	Member Since	Position
Kiyeon Hwang	November 5, 2025	Chairman and Chief Executive Officer of KEXIM
Ji-Young Choi	August 27, 2023	Deputy Minister for International Affairs, Ministry of Finance and Economy
Park Jonghan	November 29, 2025	Deputy Minister for Economic Affairs, Ministry of Foreign Affairs
Kang Gam-chan	November 3, 2025	Deputy Minister for Trade and Investment, Ministry of Trade, Industry and Resources
Young-woo Nam	December 31, 2024	Assistant Minister for Infrastructure Affairs, Ministry of Land, Infrastructure and Transport
Manwook Heo	March 17, 2025	Director General of Shipping and Logistics Bureau, Ministry of Oceans and Fisheries
Shin Jinchang	October 17, 2025	Secretary General, Financial Services Commission
Chang Cheong Soo	October 1, 2025	Deputy Governor, The Bank of Korea
Tae Hoon Lee	June 7, 2023	Senior Executive Director, Korea Federation of Banks
In-ho Lee	February 27, 2024	Executive Vice Chairman, Korea International Trade Association
Jinsik Park	September 6, 2024	Deputy President, Korea Trade Insurance Corporation
Junghoon Park	April 9, 2024	Chief Executive Officer, Woori Finance Research Institute

Employees

As of December 31, 2025, we had 1,300 employees, among whom 1,076 employees were members of our labor union. We have never experienced a work stoppage of a serious nature. Every two years, the management and union negotiate and enter into a collective bargaining agreement. The most recent collective bargaining agreement was entered into in October 2025.

Tables and Supplementary Information

A. External Debt of the Bank

(1) External Bonds of the Bank

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date		Principal Amount Outstanding as of December 31, 2025
USD	500,000,000	USD SOFR ON+0.46	September 22, 2025	September 22, 2028		500,000,000
USD	1,000,000,000	3.75	September 22, 2025	September 22, 2030		1,000,000,000
USD	50,000,000	4.61	February 24, 2025	February 24, 2026	*	50,000,000
USD	50,000,000	4.57	February 19, 2025	February 19, 2026	*	50,000,000
USD	50,000,000	USD SOFR ON+0.27	February 18, 2025	February 18, 2026	*	50,000,000
USD	50,000,000	4.54	February 18, 2025	February 18, 2026	*	50,000,000
USD	45,000,000	4.55	February 12, 2025	February 12, 2026	*	45,000,000
USD	50,000,000	4.57	January 24, 2025	January 24, 2026	*	50,000,000
USD	500,000,000	5.25	January 14, 2025	January 14, 2035		500,000,000
USD	1,250,000,000	4.88	January 14, 2025	January 14, 2030		1,250,000,000
USD	400,000,000	USD SOFR ON+0.47	January 14, 2025	January 14, 2028		400,000,000
USD	850,000,000	4.63	January 14, 2025	January 14, 2028		850,000,000
USD	200,000,000	USD SOFR ON+0.49	January 6, 2025	December 6, 2026		200,000,000
USD	500,000,000	4.13	October 17, 2024	October 17, 2027		500,000,000
USD	500,000,000	USD SOFR ON+0.82	September 11, 2024	September 11, 2029		500,000,000
USD	700,000,000	4.00	September 11, 2024	September 11, 2027		700,000,000
USD	800,000,000	4.00	September 11, 2024	September 11, 2029		800,000,000
USD	40,000,000	0.00	July 26, 2024	July 26, 2054		40,000,000
USD	400,000,000	4.63	January 11, 2024	January 11, 2034		400,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date		Principal Amount Outstanding as of December 31, 2025
USD	800,000,000	4.50	January 11, 2024	January 11, 2029		800,000,000
USD	800,000,000	4.63	January 11, 2024	January 11, 2027		800,000,000
USD	50,000,000	0.00	December 20, 2023	December 20, 2043		50,000,000
USD	50,000,000	USD SOFR ON+0.72	December 8, 2023	December 8, 2026		50,000,000
USD	50,000,000	USD SOFR ON+0.72	December 7, 2023	December 7, 2026		50,000,000
USD	500,000,000	USD SOFR ON+0.88	November 21, 2023	November 21, 2028		500,000,000
USD	50,000,000	6.03	October 26, 2023	October 26, 2043		50,000,000
USD	20,000,000	5.00	October 5, 2023	October 5, 2026		20,000,000
USD	50,000,000	5.00	October 5, 2023	October 5, 2026		50,000,000
USD	500,000,000	5.13	September 18, 2023	September 18, 2033		500,000,000
USD	1,000,000,000	5.13	September 18, 2023	September 18, 2028		1,000,000,000
USD	15,000,000	USD SOFR ON+0.75	August 8, 2023	August 8, 2026		15,000,000
USD	45,000,000	USD SOFR ON+0.75	August 7, 2023	August 7, 2026		45,000,000
USD	40,000,000	USD SOFR ON+0.75	August 1, 2023	August 1, 2026		40,000,000
USD	50,000,000	USD SOFR ON+0.80	June 23, 2023	June 23, 2026		50,000,000
USD	50,000,000	USD SOFR ON+0.80	June 22, 2023	June 22, 2026		50,000,000
USD	50,000,000	USD SOFR ON+0.80	June 21, 2023	June 21, 2026		50,000,000
USD	500,000,000	4.63	June 7, 2023	June 7, 2033		500,000,000
USD	50,000,000	USD Term SOFR 3M+0.90	April 19, 2023	April 19, 2028		50,000,000
USD	50,000,000	4.85	March 14, 2023	March 14, 2028		50,000,000
USD	50,000,000	5.13	January 11, 2023	January 11, 2033		50,000,000
USD	1,500,000,000	5.00	January 11, 2023	January 11, 2028		1,500,000,000
USD	950,000,000	5.13	January 11, 2023	January 11, 2033		950,000,000
USD	1,000,000,000	4.88	January 11, 2023	January 11, 2026	*	1,000,000,000
USD	40,000,000	USD SOFR ON+1.20	October 31, 2022	October 31, 2027		40,000,000
USD	50,000,000	5.24	October 28, 2022	October 28, 2032		50,000,000
USD	50,000,000	USD SOFR ON+1.06	September 29, 2022	September 29, 2027		50,000,000
USD	50,000,000	USD SOFR ON+1.06	September 29, 2022	September 29, 2027		50,000,000
USD	400,000,000	USD SOFR ON+1.06	September 29, 2022	September 29, 2027		400,000,000
USD	50,000,000	5.00	September 22, 2022	September 22, 2042		50,000,000
USD	50,000,000	USD SOFR ON+1.03	September 20, 2022	September 20, 2027		50,000,000
USD	500,000,000	4.50	September 15, 2022	September 15, 2032		500,000,000
USD	1,000,000,000	4.25	September 15, 2022	September 15, 2027		1,000,000,000
USD	50,000,000	USD SOFR ON+0.82	July 22, 2022	July 22, 2027		50,000,000
USD	50,000,000	USD SOFR ON+0.82	July 21, 2022	July 21, 2027		50,000,000
USD	50,000,000	4.66	July 25, 2022	July 25, 2052		50,000,000
USD	200,000,000	2.45	February 10, 2022	February 10, 2034		200,000,000
USD	50,000,000	USD SOFR ON+0.47	February 8, 2022	February 8, 2027		50,000,000
USD	50,000,000	USD SOFR ON+0.47	February 8, 2022	February 8, 2027		50,000,000
USD	50,000,000	USD SOFR ON+0.47	February 8, 2022	February 8, 2027		50,000,000
USD	700,000,000	1.63	January 18, 2022	January 18, 2027		700,000,000
USD	300,000,000	1.63	January 18, 2022	January 18, 2027		300,000,000
USD	1,000,000,000	2.13	January 18, 2022	January 18, 2032		1,000,000,000
USD	50,000,000	2.90	October 27, 2021	October 27, 2051		50,000,000
USD	300,000,000	1.75	October 19, 2021	October 19, 2028		300,000,000
USD	700,000,000	1.75	October 19, 2021	October 19, 2028		700,000,000
USD	50,000,000	2.80	October 1, 2021	October 2, 2051		50,000,000
USD	40,000,000	2.80	September 16, 2021	September 16, 2051		40,000,000
USD	50,000,000	1.13	September 10, 2021	March 24, 2026	*	50,000,000
USD	500,000,000	2.50	June 29, 2021	June 29, 2041		500,000,000
USD	750,000,000	1.13	June 29, 2021	December 29, 2026		750,000,000
USD	50,000,000	2.95	June 10, 2021	June 10, 2051		50,000,000
USD	200,000,000	USD SOFR ON+0.47	May 6, 2021	May 6, 2026	*	200,000,000
USD	50,000,000	3.07	April 16, 2021	April 16, 2051		50,000,000
USD	300,000,000	1.13	March 24, 2021	March 24, 2026	*	300,000,000
USD	500,000,000	0.63	February 9, 2021	February 9, 2026	*	500,000,000
USD	300,000,000	1.38	February 9, 2021	February 9, 2031		300,000,000
USD	200,000,000	0.63	February 9, 2021	February 9, 2026	*	200,000,000
USD	50,000,000	2.60	December 7, 2020	December 7, 2050		50,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date		Principal Amount Outstanding as of December 31, 2025
USD	50,000,000	2.60	December 7, 2020	December 7, 2050		50,000,000
USD	50,000,000	2.30	December 15, 2020	December 15, 2050		50,000,000
USD	50,000,000	2.40	October 29, 2020	October 29, 2050		50,000,000
USD	500,000,000	1.25	September 21, 2020	September 21, 2030		500,000,000
USD	50,000,000	3.92	February 5, 2018	February 5, 2048		50,000,000
USD	50,000,000	3.65	November 27, 2017	November 27, 2047		50,000,000
USD	50,000,000	3.65	November 17, 2017	November 17, 2047		50,000,000
USD	50,000,000	3.65	November 17, 2017	November 17, 2047		50,000,000
USD	50,000,000	3.55	November 8, 2017	November 8, 2037		50,000,000
USD	50,000,000	3.55	November 8, 2017	November 8, 2037		50,000,000
USD	50,000,000	3.65	October 25, 2017	October 25, 2047		50,000,000
USD	50,000,000	3.65	October 25, 2017	October 25, 2047		50,000,000
USD	200,000,000	4.10	October 11, 2017	October 11, 2047		200,000,000
USD	50,000,000	3.56	August 18, 2017	August 18, 2037		50,000,000
USD	50,000,000	3.58	August 17, 2017	August 17, 2037		50,000,000
USD	50,000,000	3.54	April 24, 2017	April 26, 2032		50,000,000
USD	50,000,000	3.25	April 24, 2017	April 24, 2029		50,000,000
USD	30,000,000	3.42	January 6, 2017	January 6, 2029		30,000,000
USD	30,000,000	3.42	January 6, 2017	January 6, 2029		30,000,000
USD	50,000,000	3.20	December 14, 2016	December 14, 2028		50,000,000
USD	50,000,000	3.23	December 12, 2016	December 12, 2028		50,000,000
USD	50,000,000	2.74	November 17, 2016	November 17, 2028		50,000,000
USD	700,000,000	2.38	October 21, 2016	April 21, 2027		700,000,000
USD	45,000,000	3.25	August 19, 2016	August 19, 2031		45,000,000
USD	30,000,000	2.27	August 16, 2016	August 16, 2026		30,000,000
USD	50,000,000	2.29	August 17, 2016	August 17, 2026		50,000,000
USD	50,000,000	2.29	August 3, 2016	August 3, 2026		50,000,000
USD	50,000,000	3.09	August 2, 2016	August 2, 2031		50,000,000
USD	50,000,000	2.21	August 2, 2016	August 2, 2026		50,000,000
USD	50,000,000	2.09	July 22, 2016	July 22, 2026		50,000,000
USD	50,000,000	2.38	July 1, 2016	July 1, 2026		50,000,000
USD	1,000,000,000	2.63	May 26, 2016	May 26, 2026		1,000,000,000
USD	50,000,000	2.60	February 25, 2016	February 25, 2026	*	50,000,000
USD	50,000,000	2.60	February 25, 2016	February 25, 2026	*	50,000,000
USD	50,000,000	3.32	September 3, 2015	September 3, 2030		50,000,000
USD	50,000,000	3.45	August 4, 2015	August 4, 2030		50,000,000
USD	30,000,000	3.33	August 4, 2015	August 4, 2027		30,000,000
USD	400,000,000	3.25	June 30, 2015	August 12, 2026		400,000,000
USD	50,000,000	2.70	April 1, 2015	April 1, 2027		50,000,000
USD	40,000,000	3.09	March 10, 2015	March 10, 2030		40,000,000
USD	30,000,000	3.04	March 6, 2015	March 6, 2030		30,000,000
USD	30,000,000	3.04	March 6, 2015	March 6, 2030		30,000,000
USD	50,000,000	3.02	March 4, 2015	March 4, 2030		50,000,000
USD	50,000,000	3.02	March 4, 2015	March 4, 2030		50,000,000
USD	50,000,000	3.35	November 28, 2014	November 28, 2026		50,000,000
USD	50,000,000	3.50	November 25, 2014	November 26, 2029		50,000,000
USD	50,000,000	3.53	November 20, 2014	November 20, 2029		50,000,000
USD	50,000,000	3.50	November 19, 2014	November 19, 2029		50,000,000
USD	50,000,000	3.50	November 6, 2014	November 6, 2029		50,000,000
USD	30,000,000	3.46	October 31, 2014	October 31, 2029		30,000,000
USD	50,000,000	3.23	October 30, 2014	October 30, 2026		50,000,000
USD	50,000,000	3.40	October 29, 2014	October 29, 2029		50,000,000
USD	50,000,000	3.41	October 24, 2014	October 24, 2029		50,000,000
USD	50,000,000	3.41	October 24, 2014	October 24, 2029		50,000,000
USD	500,000,000	3.25	August 12, 2014	August 12, 2026		500,000,000
USD	40,000,000	4.04	February 19, 2014	February 19, 2026	*	40,000,000
USD	30,000,000	4.00	February 13, 2014	February 13, 2026	*	30,000,000
USD	30,000,000	4.00	February 18, 2014	February 18, 2026	*	30,000,000
USD	20,000,000	4.02	February 5, 2014	February 5, 2026	*	20,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date		Principal Amount Outstanding as of December 31, 2025
USD	50,000,000	4.07	February 4, 2014	February 4, 2026	*		50,000,000
USD	50,000,000	4.06	February 4, 2014	February 4, 2026	*		50,000,000
USD	50,000,000	4.14	February 3, 2014	February 3, 2026	*		50,000,000
USD	50,000,000	4.14	February 3, 2014	February 3, 2026	*		50,000,000
USD	50,000,000	4.14	January 28, 2014	January 28, 2026	*		50,000,000
USD	100,000,000	6.78	January 27, 2012	January 27, 2027			100,000,000

		Subtotal in Original Currency				USD	31,000,000,000

		Subtotal in Equivalent Amount of Won(1)				~~W~~	44,481,900,000,000

HKD	385,000,000	3.20	November 6, 2025	November 6, 2026			385,000,000
HKD	320,000,000	3.23	November 6, 2025	November 6, 2026			320,000,000
HKD	385,000,000	3.22	November 6, 2025	November 6, 2026			385,000,000
HKD	385,000,000	3.18	November 4, 2025	November 4, 2026			385,000,000
HKD	380,000,000	3.18	November 4, 2025	November 4, 2026			380,000,000
HKD	380,000,000	3.20	November 4, 2025	November 4, 2026			380,000,000
HKD	2,400,000,000	2.97	July 14, 2025	July 14, 2028			2,400,000,000
HKD	351,000,000	3.98	February 25, 2025	February 25, 2027			351,000,000
HKD	385,000,000	4.35	February 21, 2025	February 21, 2035			385,000,000
HKD	385,000,000	3.93	February 20, 2025	August 20, 2026			385,000,000
HKD	388,000,000	3.92	February 13, 2025	February 13, 2026	*		388,000,000
HKD	312,000,000	4.03	February 12, 2025	February 12, 2026	*		312,000,000
HKD	380,000,000	4.17	February 13, 2025	February 13, 2035			380,000,000
HKD	312,000,000	4.10	February 6, 2025	February 6, 2026	*		312,000,000
HKD	385,000,000	4.80	December 4, 2023	December 4, 2026			385,000,000
HKD	390,000,000	4.60	November 22, 2023	November 22, 2026			390,000,000
HKD	390,000,000	4.90	March 15, 2023	March 15, 2026	*		390,000,000
HKD	390,000,000	4.84	March 14, 2023	March 14, 2026	*		390,000,000
HKD	224,000,000	5.18	October 28, 2022	October 28, 2032			224,000,000
HKD	224,000,000	5.18	October 27, 2022	October 27, 2032			224,000,000
HKD	320,000,000	1.00	August 19, 2021	August 19, 2026			320,000,000
HKD	320,000,000	0.98	August 18, 2021	August 18, 2026			320,000,000
HKD	345,000,000	0.90	August 13, 2021	August 13, 2026			345,000,000
HKD	310,000,000	0.97	July 21, 2021	July 21, 2026			310,000,000

		Subtotal in Original Currency				HKD	10,446,000,000

		Subtotal in Equivalent Amount of Won(2)				~~W~~	1,926,346,860,000

MXN	5,000,000,000	TIIE 28D+0.20	January 26, 2021	January 20, 2026	*		5,000,000,000
MXN	7,000,000,000	7.93	August 8, 2019	July 30, 2026			7,000,000,000

		Subtotal in Original Currency				MXN	12,000,000,000

		Subtotal in Equivalent Amount of Won(3)				~~W~~	956,880,000,000

BRL	267,000,000	10.52	November 5, 2025	October 26, 2027			267,000,000
BRL	267,000,000	10.53	November 5, 2025	October 26, 2027			267,000,000
BRL	537,000,000	10.80	November 12, 2025	November 12, 2026			537,000,000
BRL	2,956,500,000	12.58	April 14, 2025	April 14, 2027			2,956,500,000
BRL	286,000,000	13.35	February 24, 2025	February 24, 2027			286,000,000
BRL	288,500,000	13.75	February 18, 2025	February 18, 2027			288,500,000
BRL	2,911,500,000	11.53	December 2, 2024	December 2, 2026			2,911,500,000
BRL	274,500,000	9.76	July 15, 2024	January 6, 2026	*		274,500,000
BRL	270,500,000	10.02	July 2, 2024	July 2, 2026			270,500,000
BRL	262,000,000	9.08	June 7, 2024	June 8, 2026			262,000,000
BRL	260,000,000	9.07	June 5, 2024	June 5, 2026			260,000,000
BRL	257,500,000	8.92	June 4, 2024	June 2, 2026			257,500,000
BRL	257,500,000	9.06	June 3, 2024	June 3, 2026			257,500,000
BRL	257,500,000	9.10	June 3, 2024	June 3, 2026			257,500,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
BRL	505,000,000	9.30	October 18, 2023	October 2, 2026		505,000,000
BRL	508,000,000	9.32	October 17, 2023	October 1, 2026		508,000,000

		Subtotal in Original Currency			BRL	10,366,000,000

		Subtotal in Equivalent Amount of Won(4)			~~W~~	2,715,373,700,000

EUR	1,000,000,000	2.63	November 10, 2025	November 10, 2030		1,000,000,000
EUR	750,000,000	2.50	June 17, 2025	June 17, 2028		750,000,000
EUR	40,000,000	3.19	August 6, 2024	August 6, 2031		40,000,000
EUR	35,000,000	3.19	August 6, 2024	August 6, 2031		35,000,000
EUR	25,000,000	3.19	August 6, 2024	August 6, 2031		25,000,000
EUR	500,000,000	3.63	September 18, 2023	September 18, 2027		500,000,000
EUR	45,000,000	3.75	June 23, 2023	June 23, 2026		45,000,000
EUR	500,000,000	3.63	June 7, 2023	June 7, 2030		500,000,000
EUR	850,000,000	3.62	June 7, 2023	June 7, 2026		850,000,000
EUR	45,000,000	2.63	April 25, 2022	April 25, 2052		45,000,000
EUR	20,000,000	1.54	August 23, 2018	August 23, 2028		20,000,000
EUR	30,000,000	1.53	August 13, 2018	August 13, 2028		30,000,000
EUR	25,000,000	1.64	August 6, 2018	August 6, 2030		25,000,000
EUR	25,000,000	1.64	August 6, 2018	August 6, 2030		25,000,000
EUR	30,000,000	3.60	July 19, 2012	July 19, 2027		30,000,000
EUR	117,000,000	3.88	July 12, 2012	July 12, 2032		117,000,000

		Subtotal in Original Currency			EUR	4,037,000,000

		Subtotal in Equivalent Amount of Won(5)			~~W~~	6,805,251,640,000

CHF	200,000,000	0.20	November 14, 2023	November 14, 2028		200,000,000

		Subtotal in Original Currency			CHF	200,000,000

		Subtotal in Equivalent Amount of Won(6)			~~W~~	362,394,000,000

AUD	200,000,000	5.30	March 27, 2025	March 27, 2035		200,000,000
AUD	600,000,000	AUD BBSW 3M+0.78	March 27, 2025	March 27, 2030		600,000,000
AUD	200,000,000	4.60	March 27, 2025	March 27, 2030		200,000,000
AUD	75,000,000	5.30	December 18, 2024	December 18, 2039		75,000,000
AUD	60,000,000	5.49	June 3, 2024	June 3, 2039		60,000,000
AUD	300,000,000	5.25	May 20, 2024	May 20, 2031		300,000,000
AUD	300,000,000	4.80	May 20, 2024	May 20, 2031		300,000,000
AUD	400,000,000	4.80	May 20, 2024	May 20, 2031		400,000,000
AUD	75,000,000	6.22	December 4, 2023	December 4, 2038		75,000,000
AUD	77,000,000	6.00	November 27, 2023	November 27, 2043		77,000,000
AUD	63,000,000	5.70	October 6, 2023	October 6, 2043		63,000,000
AUD	60,000,000	5.56	August 8, 2023	August 8, 2038		60,000,000
AUD	73,500,000	5.55	August 2, 2023	August 2, 2043		73,500,000
AUD	350,000,000	BBSW 3M+1.00	June 26, 2023	June 26, 2028		350,000,000
AUD	375,000,000	BBSW 3M+0.85	June 26, 2023	June 26, 2026		375,000,000
AUD	125,000,000	5.10	June 26, 2023	June 26, 2026		125,000,000
AUD	70,000,000	5.40	March 14, 2023	March 14, 2038		70,000,000
AUD	65,000,000	5.46	February 21, 2023	February 21, 2038		65,000,000
AUD	40,000,000	5.90	November 4, 2022	November 4, 2037		40,000,000
AUD	450,000,000	BBSW 3M+1.0	April 7, 2022	April 7, 2027		450,000,000
AUD	60,000,000	2.70	December 22, 2021	December 22, 2036		60,000,000
AUD	55,000,000	BBSW+0.80	November 22, 2021	November 22, 2031		55,000,000
AUD	65,000,000	2.65	April 7, 2021	April 7, 2036		65,000,000
AUD	208,000,000	3.00	April 14, 2020	April 16, 2035		208,000,000
AUD	142,900,000	2.51	December 6, 2019	December 6, 2049		142,900,000
AUD	60,000,000	3.98	October 10, 2017	October 10, 2027		60,000,000
AUD	100,000,000	4.00	February 14, 2017	June 7, 2027		100,000,000
AUD	50,000,000	4.00	December 15, 2016	June 7, 2027		50,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date		Principal Amount Outstanding as of December 31, 2025
AUD	200,000,000	4.00	December 7, 2016	June 7, 2027			200,000,000
AUD	21,000,000	5.15	November 24, 2014	November 24, 2029			21,000,000

		Subtotal in Original Currency				AUD	4,920,400,000

		Subtotal in Equivalent Amount of Won(7)				~~W~~	4,728,602,808,000

INR	4,300,000,000	7.40	February 5, 2025	February 7, 2030			4,300,000,000
INR	4,100,000,000	7.25	July 25, 2024	July 25, 2029			4,100,000,000
INR	4,100,000,000	4.10	October 16, 2023	October 16, 2028			4,100,000,000
INR	4,100,000,000	4.10	October 16, 2023	October 16, 2030			4,100,000,000

		Subtotal in Original Currency				INR	16,600,000,000

		Subtotal in Equivalent Amount of Won(8)				~~W~~	265,268,000,000

CNY	310,000,000	3.16	June 3, 2024	June 3, 2034			310,000,000
CNY	355,000,000	3.00	August 7, 2023	August 7, 2026			355,000,000
CNY	300,000,000	3.01	June 26, 2023	June 26, 2026			300,000,000
CNY	300,000,000	2.95	June 21, 2023	June 21, 2026			300,000,000
CNY	300,000,000	2.97	June 20, 2023	June 20, 2026			300,000,000
CNY	345,000,000	3.50	March 13, 2023	March 13, 2026	*		345,000,000
CNY	340,000,000	3.52	February 28, 2023	February 28, 2026	*		340,000,000
CNY	253,000,000	3.38	March 29, 2022	March 29, 2027			253,000,000

		Subtotal in Original Currency				CNY	2,503,000,000

		Subtotal in Equivalent Amount of Won(9)				~~W~~	512,514,280,000

PEN	13,600,000	7.15	November 4, 2011	November 4, 2041			13,600,000
PEN	54,500,000	7.25	October 25, 2011	October 25, 2041			54,500,000

		Subtotal in Original Currency				PEN	68,100,000

		Subtotal in Equivalent Amount of Won(10)				~~W~~	29,053,503,000

NZD	60,000,000	3.09	November 24, 2021	November 24, 2026			60,000,000
NZD	60,000,000	2.62	September 15, 2021	September 15, 2031			60,000,000
NZD	54,000,000	2.65	June 8, 2021	June 8, 2031			54,000,000

		Subtotal in Original Currency				NZD	174,000,000

		Subtotal in Equivalent Amount of Won(11)				~~W~~	144,597,480,000

ZAR	715,000,000	8.05	September 28, 2021	September 28, 2031			715,000,000
ZAR	600,000,000	8.20	March 19, 2020	March 19, 2030			600,000,000
ZAR	600,000,000	8.43	November 27, 2019	November 27, 2026			600,000,000

		Subtotal in Original Currency				ZAR	1,915,000,000

		Subtotal in Equivalent Amount of Won(12)				~~W~~	165,532,600,000

CAD	65,000,000	3.16	February 16, 2017	February 16, 2032			65,000,000

		Subtotal in Original Currency				CAD	65,000,000

		Subtotal in Equivalent Amount of Won(13)				~~W~~	68,101,800,000

GBP	300,000,000	4.13	July 8, 2025	October 22, 2028			300,000,000
GBP	50,000,000	4.63	May 21, 2024	July 22, 2027			50,000,000
GBP	250,000,000	4.63	May 21, 2024	July 22, 2027			250,000,000
GBP	36,000,000	1.93	March 7, 2022	March 7, 2029			36,000,000

		Subtotal in Original Currency				GBP	636,000,000

		Subtotal in Equivalent Amount of Won(14)				~~W~~	1,228,949,160,000

PHP	2,000,000,000	3.70	March 23, 2021	March 23, 2026	*		2,400,000,000

		Subtotal in Original Currency				PHP	2,400,000,000

		Subtotal in Equivalent Amount of Won(15)				~~W~~	58,512,000,000

Currency	Original Principal Amount	Interest Rate (%)	Issue Date	Maturity Date	Principal Amount Outstanding as of December 31, 2025
JPY	25,000,000,000	0.84	November 28, 2024	November 26, 2027		25,000,000,000
JPY	33,400,000,000	1.07	November 28, 2024	November 28, 2029		33,400,000,000
JPY	6,600,000,000	1.22	November 28, 2024	November 28, 2031		6,600,000,000
JPY	7,000,000,000	0.33	July 25, 2024	July 25, 2026		7,000,000,000

		Subtotal in Original Currency			JPY	72,000,000,000

		Subtotal in Equivalent Amount of Won(16)			~~W~~	660,693,600,000

	Total External Bonds of the Bank in Equivalent Amount of Won				~~W~~	65,109,971,431,000

*	Repaid on the respective maturity dates.
(1)

U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to Won 1,434.90, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(2)

Hong Kong Dollar amounts are converted to Won amounts at the rate of HKD 1.00 to Won 184.41, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(3)

Mexican Peso amounts are converted to Won amounts at the rate of MXN 1.00 to Won 79.74, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(4)

Brazilian Real amounts are converted to Won amounts at the rate of BRL 1.00 to Won 261.95, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(5)	Euro amounts are converted to Won amounts at the rate of EUR 1.00 to Won 1,685.72, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.
(6)

Swiss Franc amounts are converted to Won amounts at the rate of CHF 1.00 to Won 1,811.97, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(7)

Australian Dollar amounts are converted to Won amounts at the rate of AUD 1.00 to Won 961.02, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(8)

Indian Rupee amounts are converted to Won amounts at the rate of INR 1.00 to Won 15.98, the market average exchange rate in effect December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(9)	Chinese Yuan amounts are converted to Won amounts at the rate of CNY 1.00 to Won 204.76, the prevailing market rate on December 31, 2025.
(10)	Peruvian Sol amounts are converted to Won amounts at the rate of PEN 1.00 to Won 426.63, the prevailing market rate on December 31, 2025.
(11)

New Zealand Dollar amounts are converted to Won amounts at the rate of NZD 1.00 to Won 831.02, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(12)

South African Rand amounts are converted to Won amounts at the rate of ZAR 1.00 to Won 86.44, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(13)

Canadian Dollar amounts are converted to Won amounts at the rate of CAD 1.00 to Won 1,047.72, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(14)

Great Britain Pound amounts are converted to Won amounts at the rate of GBP 1.00 to Won 1,932.31, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(15)

Philippine Peso amounts are converted to Won amounts at the rate of PHP 1.00 to Won 24.38, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(16)

Japanese Yen amounts are converted to Won amounts at the rate of JPY 100.00 to Won 917.63, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Bank

Lender	Classifications	Range of Interest Rates	Range of Years of Issue	Range of Years of Maturity	Principal Amount Outstanding as of December 31, 2025(1)
		(%)			(millions of Won)
Bookook Securities	Borrowings from Bookook	3M Term SOFR+0.78	2022	2027		573,960
ING	Borrowings from ING	Euribor 6M+0.30	2024	2026		337,144
Natixis	Borrowings from Natixis	Euribor 3M+0.25	2024	2026		310,172
Wells Fargo	Borrowings from Wells Fargo	3M Term SOFR+0.55	2024	2027		215,235
CA-CIB	Borrowings from CA-CIB	Euribor 3M+0.39	2025	2027		252,858
ANZ	Borrowings from ANZ	3M Term SOFR+0.48	2025	2027		215,235
MUFG	Borrowings from MUFG	3M Term SOFR+0.55	2025	2027		430,470

Long-term Borrowings from Foreign Financial Institution					~~W~~	2,335,074
Compulsory Loan					~~W~~	—
Foreign Currency CP		2.04~4.41	2025	2026	~~W~~	2,216,705
Others (including foreign banks and Credit Support Annexes)					~~W~~	56,274

Total External Borrowings of the Bank					~~W~~	4,608,053

(1)	Converted to Won amounts at the relevant market average exchange rates in effect on December 31, 2025 as announced by Seoul Money Brokerage Services, Ltd.

B. Internal Debt of the Bank

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2025
	(%)			(millions of Won)
Bonds
Short-term Won-denominated domestic bonds	2.41~3.06	2025	2026	~~W~~	11,140,000
Long-term Won-denominated domestic bonds	1.45~5.58	2015~2025	2026~2055		16,970,000

Total Bonds	1.45~5.58	2015~2025	2026~2055		28,110,000

Total Internal Debt				~~W~~	28,110,000

Financial Statements and the Auditors

The Minister of Finance and Economy appoints our internal Auditor who is responsible for examining our financial operations and auditing our financial statements and accounting records. The present internal Auditor is Soon-oh Cha, who was appointed for a three-year term on July 15, 2024.

We prepare our financial statements annually for submission to the Minister of Finance and Economy, accompanied by an opinion of the Auditor. Although we are not legally required to have financial statements audited by external auditors, an independent public accounting firm has audited our separate financial statements since 1983 and consolidated financial statements since 1998. As of the date of this Offering Circular, our independent auditor is KPMG Samjong Accounting Corp., located at 27th Floor, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul, 06236, Korea, which has audited our separate financial statements as of and for the years ended December 31, 2025 and 2024 included in this Offering Circular.

Our separate financial statements and information included in this Offering Circular were prepared under K-IFRS. For a summary of financial statement preparation and significant accounting policies, see “—Notes to Separate Financial Statements as of and for the years ended December 31, 2025 and 2024—Note 2.” These principles and procedures differ in certain material respects from generally accepted accounting principles in the United States.

Independent Auditors’ Report

The Board of Directors and shareholders of

The Export-Import Bank of Korea:

Opinion

We have audited the accompanying separate financial statements of the Export-Import Bank of Korea (the “Bank”), which comprise the separate statements of financial position as of December 31, 2025 and 2024, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ KPMG Samjong Accounting Corp.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 31, 2026

This report is effective as of March 31, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025		December 31, 2024

	(Korean won in millions)
ASSETS:
Cash and due from financial institutions (Notes 4, 5 and 7)	~~W~~	7,628,247	~~W~~	12,915,754
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 5, 8 and 20)		4,817,727		5,137,067
Hedging derivative assets (Notes 4, 5 and 20)		559,495		71,450
Loans at amortized cost (Notes 4, 5, 10 and 37)		89,282,413		88,726,118
Financial investments (Notes 4, 5 and 9)		25,184,003		19,332,216
Investments in associates and subsidiaries (Note 11)		2,193,068		2,081,780
Tangible assets, net (Note 12)		350,454		326,046
Intangible assets, net (Note 13)		60,871		58,554
Deferred tax assets (Note 34)		—		1,018,291
Net defined benefit assets (Note 18)		38,968		27,561
Other assets (Notes 4, 5, 14 and 37)		1,656,521		1,645,071

	~~W~~	131,771,767	~~W~~	131,339,908

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:
Financial liabilities at FVTPL (Notes 4, 5 and 20)	~~W~~	2,208,571	~~W~~	3,013,553
Hedging derivative liabilities (Notes 4, 5 and 20)		1,290,476		2,377,955
Borrowings (Notes 4, 5 and 15)		5,442,442		6,853,985
Debentures (Notes 4, 5 and 16)		91,591,311		93,194,917
Provisions (Note 17)		1,004,147		1,175,940
Deferred tax liabilities (Note 34)		131,678		—
Other liabilities (Notes 4, 5, 19 and 37)		3,806,975		3,398,740

		105,475,600		110,015,090

SHAREHOLDERS’ EQUITY:
Capital share (Note 1 and 21)		17,173,254		16,873,254
Capital adjustments		(154,990)		(153,539)
Other components of equity (Notes 20 and 22)		4,597,877		1,239,756
Retained earnings (Note 23)
(Regulatory reserve for loan losses as of December 31, 2025 and 2024: ~~W~~13,727 million and ~~W~~11,365 million)		4,680,026		3,365,347

		26,296,167		21,324,818

	~~W~~	131,771,767	~~W~~	131,339,908

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025		2024

	(Korean won in millions)
OPERATING INCOME:
Net interest income (Notes 24 and 37):
Interest income	~~W~~	5,240,074	~~W~~	6,062,221
Interest expenses		(4,347,769)		(5,298,548)

		892,305		763,673

Net commission income (Notes 25 and 37):
Commission income		420,007		466,110
Commission expenses		(23,496)		(32,950)

		396,511		433,160

Dividend income (Note 26)		66,351		75,691
Net gain (loss) on financial assets at FVTPL (Note 27)		(90,221)		77,253
Net gain (loss) on hedging derivative assets (Notes 20 and 28)		2,406,963		(1,531,544)
Net gain (loss) on financial investments (Note 29)		204		(804)
Net gain (loss) on foreign exchange transaction		(1,083,755)		1,627,388
Net other operating income (expenses) (Note 30)		(964,146)		287,186
Reversal of (Additional) impairment loss on credit (Note 31 and 37)		875,465		(96,160)
General and administrative expenses (Note 32)		(329,467)		(302,553)

Total operating income		2,170,210		1,333,290

NON-OPERATING INCOME (Note 33):
Net gain on investments in associates and subsidiaries (Note 26)		15,300		12,935
Net other non-operating expenses		(21,467)		(11,018)

		(6,167)		1,917

PROFIT BEFORE INCOME TAX		2,164,043		1,335,207
INCOME TAX EXPENSES (Note 34)		(479,076)		(355,609)

PROFIT FOR THE YEAR		1,684,967		979,598

(Profit for the year adjusted for regulatory reserve for loan losses for the years ended December 31, 2025 and 2024: ~~W~~1,682,544 million and ~~W~~977,236 million) (Note 23)
OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR (Note 22)
Items not reclassified subsequently to profit or loss:
Net gain on equity securities at fair value through other comprehensive income (“FVOCI”)		4,379,380		846,729
Remeasurement of net defined benefit liabilities		3,655		(17,404)
Income tax effect		(1,077,713)		(191,574)
Items that are or may be reclassified subsequently to profit or loss:
Net gain (loss) on debt securities at FVOCI		59,033		(35,814)
Net gain (loss) on valuation of cash flow hedge		6,876		(68,581)
Income tax effect		(13,110)		24,115

		3,358,121		557,471

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	~~W~~	5,043,088	~~W~~	1,537,069

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

					Other components of equity
	Capital share		Capital adjustments		Gain (loss) on valuation of financial assets at FVOCI		Gain (loss) on valuation of cash- flow hedge		Remeasurement, net of defined benefit assets		Gain (loss) on disposal of financial assets at FVOCI		Retained earnings		Total

	(Korean won in millions)
January 1, 2024	~~W~~	14,773,254	~~W~~	(143,446)	~~W~~	385,615	~~W~~	47,451	~~W~~	29,560	~~W~~	219,659	~~W~~	2,638,712	~~W~~	17,950,805
Payment of dividends		—		—		—		—		—		—		(252,963)		(252,963)
Paid-in Capital Increase		2,100,000		(10,093)		—		—		—		—		—		2,089,907
Total comprehensive income		—		—		598,430		(52,739)		(13,384)		25,164		979,598		1,537,069
Profit for the year		—		—		—		—		—		—		979,598		979,598
Other comprehensive income (loss):		—		—		598,430		(52,739)		(13,384)		25,164		—		557,471
Net gain on valuation of financial assets at FVOCI, net of tax		—		—		598,430		—		—		—		—		598,430
Net loss on valuation of cash flow hedge, net of tax		—		—		—		(52,739)		—		—		—		(52,739)
Remeasurement elements of defined benefit plans, net of tax		—		—		—		—		(13,384)		—		—		(13,384)
Net gain on disposal of financial assets at FVOCI, net of tax		—		—		—		—		—		25,164		—		25,164

December 31, 2024	~~W~~	16,873,254	~~W~~	(153,539)	~~W~~	984,045	~~W~~	(5,288)	~~W~~	16,176	~~W~~	244,823	~~W~~	3,365,347	~~W~~	21,324,818

January 1, 2025	~~W~~	16,873,254	~~W~~	(153,539)	~~W~~	984,045	~~W~~	(5,288)	~~W~~	16,176	~~W~~	244,823	~~W~~	3,365,347	~~W~~	21,324,818
Payment of dividends		—				—		—		—		—		(370,288)		(370,288)
Paid-in Capital Increase		300,000		(1,451)		—		—		—		—		—		298,549
Total comprehensive income		—		—		3,346,577		5,288		2,539		3,717		1,684,967		5,043,088
Profit for the year		—		—		—		—		—		—		1,684,967		1,684,967
Other comprehensive income:		—		—		3,346,577		5,288		2,539		3,717		—		3,358,121
Net gain on valuation of financial assets at FVOCI, net of tax		—		—		3,346,577		—		—		—		—		3,346,577
Net gain on valuation of cash flow hedge, net of tax		—		—		—		5,288		—		—		—		5,288
Remeasurement elements of defined benefit plans, net of tax		—		—		—		—		2,539		—		—		2,539
Net gain on disposal of financial assets at FVOCI, net of tax		—		—		—		—		—		3,717		—		3,717

December 31, 2025	~~W~~	17,173,254	~~W~~	(154,990)	~~W~~	4,330,622	~~W~~	—	~~W~~	18,715	~~W~~	248,540	~~W~~	4,680,026	~~W~~	26,296,167

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025		2024

	(Korean won in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the year	~~W~~	1,684,967	~~W~~	979,598

Adjustments for:
Income tax expense		479,076		355,609
Interest income		(5,240,074)		(6,062,221)
Interest expenses		4,347,769		5,298,548
Dividend and distribution income		(84,624)		(100,181)
Dividend received from subsidiaries and associates		(15,300)		(12,935)
Loss on financial assets at FVTPL		27,660		33,310
Loss on financial assets at FVOCI		204		885
Transfer to derivatives’ credit risk provision		2,472		3,548
Loss on foreign exchange transactions		2,131,686		1,241,909
Impairment loss (gain) on credit		(875,465)		96,160
Depreciation and amortization		29,977		22,803
Loss on disposals of tangible, intangible and other assets		13		4
Loss on valuation of derivative assets for trading		603,464		1,731,683
Loss on valuation of derivative assets for hedging		100,335		1,477,956
Loss on fair value hedged items		1,211,559		578,635
Retirement benefits		11,087		8,771
Gain on financial assets at FVTPL		(118,964)		(101,892)
Gain on financial assets at FVOCI		(408)		(81)
Reversal of derivatives’ credit risk provision		(3,261)		(15,331)
Gain on foreign exchange transactions		(1,047,932)		(2,869,297)
Gain on disposals of tangible, intangible and other assets		(29)		(23)
Gain on valuation of derivative assets for trading		(780,969)		(1,374,715)
Gain on valuation of derivative assets for hedging		(1,335,356)		(146,425)
Gain on fair value hedged items		(251,442)		(844,847)

		(808,522)		(678,127)

Changes in operating assets and liabilities:
Due from financial institutions		2,058,825		(382,489)
Financial assets and liabilities at FVTPL		(199,116)		(784,284)
Trading derivative assets and liabilities		(21,001)		(34,912)
Hedging derivative assets and liabilities		(332,836)		15,928
Loans at amortized cost		(491,390)		6,058,420
Other assets		(366,410)		(246,101)
Provisions		(41)		9,221
Net defined benefit liabilities		(18,839)		(25,305)
Other liabilities		558,667		(327,781)

		1,187,859		4,282,697

Payment of income tax		(351,862)		(7,454)
Interest received		5,190,490		5,978,723
Interest paid		(3,872,602)		(4,691,933)
Dividend received		99,924		113,116

Net cash provided by operating activities		3,130,254		5,976,620

THE EXPORT-IMPORT BANK OF KOREA

SEPARATE STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025		2024

	(Korean won in millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of financial investments	~~W~~	2,912,459	~~W~~	3,111,883
Disposal of investments in associates and subsidiaries		8,365		—
Disposal of tangible assets		1,524		138
Acquisition of financial investments		(4,435,775)		(3,688,603)
Acquisition of investments in associates and subsidiaries		(119,655)		(76,154)
Acquisition of tangible assets		(39,803)		(45,655)
Acquisition of intangible assets		(18,407)		(22,794)

Net cash used in investing activities		(1,691,292)		(721,185)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings		7,885,334		6,678,099
Proceeds from debentures		36,837,915		36,391,597
Paid-in capital increase		300,000		100,000
Increase (Decrease) in deposits		(8)		13
Repayment of borrowings		(9,231,533)		(6,024,070)
Repayment of debentures		(39,929,091)		(43,396,369)
Payment of dividends		(370,288)		(252,964)
Expense related to paid-in capital increases		(1,451)		(10,093)

Net cash used in financing activities		(4,509,122)		(6,513,787)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,070,160)		(1,258,352)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR		7,857,274		8,265,319
EFFECTS OF FOREIGN EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS IN FOREIGN CURRENCIES		(47,686)		850,307

CASH AND CASH EQUIVALENTS, END OF THE YEAR (Note 7 and 35)	~~W~~	4,739,428	~~W~~	7,857,274

See accompanying notes to separate financial statements.

THE EXPORT-IMPORT BANK OF KOREA

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

1.	GENERAL:

(1)	Summary of the Export-Import Bank of Korea

The Export-Import Bank of Korea (the “Bank”) was established in 1976 as a special financial institution under The Export-Import Bank of Korea Act (the “EXIM Bank Act”) to grant financial facilities for overseas trade (i.e., export and import), investments and resources development activities. As of December 31, 2025, the Bank operates a head office in Seoul, Marine Finance Center in Busan, ten domestic branches, three domestic offices, a domestic subsidiary, five overseas subsidiaries and twenty-five overseas offices.

The Bank’s authorized capital is ~~W~~25,000,000 million, and through numerous capital increases since the establishment, its paid-in capital is ~~W~~17,173,254 million as of December 31, 2025. The Government of the Republic of Korea (the “Government”), the Bank of Korea(“BOK”), and the Korea Development Bank hold 76.79%, 6.78%, 16.42%, respectively, of the ownership of the Bank as of December 31, 2025.

The Bank, as a trustee of the Government, has managed the Economic Development Cooperation Fund (“EDCF”) since June 1987 and the Inter-Korean Cooperation Fund (“IKCF”) since March 1991. Additionally, the Bank has been managing and operating The Supply Chain Resilience Fund (“SCRF”) since September 2024. The funds are accounted for separately and are not included in separate financial statements of The Export-Import Bank of Korea. The Bank receives fees from the Government for the trustee services related to EDCF and IKCF. For the management and operation of SCRF, the Bank receives certain costs incurred from the respective fund.

(2)	Summary of subsidiaries

1)	The subsidiaries of the Bank as of December 31, 2025, and December 31, 2024, are as follows:

(December 31, 2025)

Subsidiaries	Location	Capital share		Main business	Number of shares owned	Percentage of owner- ship (%)	Date of financial statements
KEXIM Bank UK Limited	United Kingdom	GBP	81mil.	Finance	81,283,897	100.00	Dec. 31, 2025
PT.KOEXIM Mandiri Finance.(*1)	Indonesia	IDR	806,433mil.	Finance	3,065	97.52	Dec. 31, 2025
KEXIM Vietnam Leasing Co. (*2)	Vietnam	USD	53mil.	Finance	—	100.00	Dec. 31, 2025
KEXIM Asia Limited	Hong Kong	USD	130mil.	Finance	130,000,000	100.00	Dec. 31, 2025
KEXIM Global(Singapore) Ltd.	Singapore	USD	300mil.	Finance	300,000,000	100.00	Dec. 31, 2025
EXIM PLUS Co., Ltd.	Korea	KRW	950mil.	Service	190,000	100.00	Dec. 31, 2025

(December 31, 2024)

Subsidiaries	Location	Capital share		Main business	Number of shares owned	Percentage of owner- ship (%)	Date of financial statements
KEXIM Bank UK Limited	United Kingdom	GBP	81mil.	Finance	81,283,897	100.00	Dec. 31, 2024
PT.KOEXIM Mandiri Finance. (*1)	Indonesia	IDR	806,433mil.	Finance	3,065	97.52	Dec. 31, 2024
KEXIM Vietnam Leasing Co. (*2)	Vietnam	USD	53mil.	Finance	—	100.00	Dec. 31, 2024
KEXIM Asia Limited	Hong Kong	USD	130mil.	Finance	130,000,000	100.00	Dec. 31, 2024
KEXIM Global(Singapore) Ltd.	Singapore	USD	300mil.	Finance	300,000,000	100.00	Dec. 31, 2024
EXIM PLUS Co., Ltd.	Korea	KRW	950mil.	Service	190,000	100.00	Dec. 31, 2024

(*1)	This includes convertible loans recognized as capital for the Indonesian subsidiary located in Indonesia.
(*2)	This entity does not issue share certificates as ownership is held through capital contribution.

2)	Associates of the Bank as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Associates	Location	Issued capital		Main business	Number of shares owned	Percentage of owner- ship (%)	Date of financial statements
Credit Guarantee and Investment Fund	Philippines	USD	1,158mil.	Financial service	171,400,000	14.80	Dec. 31, 2025
Korea Aerospace Industries. Ltd.	Korea	KRW	487,376mil.	Manufacturing	25,745,964	26.41	Dec. 31, 2025
KB-Badgers Future Mobility ESG Fund I	Korea	KRW	47,498mil.	Financial service	10,795,000,000	22.73	Dec. 31, 2025
WWG Green New Deal Fund	Korea	KRW	49,070mil.	Financial service	12,267,500,000	25.00	Dec. 31, 2025
Corporate Structure Innovation PEF IV	Korea	KRW	246,767mil.	Financial service	54,279,322,895	22.00	Dec. 31, 2025
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO INVESTMENT LIMITED PARTNERSHIP	Korea	KRW	106,000mil.	Financial service	25,000,000,000	23.58	Dec. 31, 2025
STIC K-Growth Private Equity Fund	Korea	KRW	92,736mil.	Financial service	20,003,390,500	21.57	Dec. 31, 2025
Wonik M&A 2024 Private Equity Fund	Korea	KRW	69,000mil.	Financial service	17,250,000,000	25.00	Dec. 31, 2025
Corporate Structure Innovation PEF V	Korea	KRW	129,382mil.	Financial service	28,492,808,208	22.02	Dec. 31, 2025
Daishin Growth Capital 2024 Private Equity Fund	Korea	KRW	79,140mil.	Financial service	15,828,000,000	20.00	Dec. 31, 2025
ET Private Equity Fund	Korea	KRW	11,226mil.	Financial service	2,537,500,000	22.60	Dec. 31, 2025
Corporate Structure Innovation PEF VI	Korea	KRW	500mil.	Financial service	108,333,333	21.67	Dec. 31, 2025
CLSA Korea Private Equity Fund I	Korea	KRW	51,000mil.	Financial service	12,500,000,000	24.51	Dec. 31, 2025

(December 31, 2024)

Associates	Location	Issued capital		Main business	Number of shares owned	Percentage of owner- ship (%)	Date of financial statements
Credit Guarantee and Investment Fund	Philippines	USD	1,158mil.	Financial service	171,400,000	14.80	Dec. 31, 2024
KTB Newlake Global Healthcare PEF	Korea	KRW	13,350mil.	Financial service	3,336,768,385	24.99	Dec. 31, 2024
Korea Aerospace Industries. Ltd.	Korea	KRW	487,376mil.	Manufacturing	25,745,964	26.41	Dec. 31, 2024
KB-Badgers Future Mobility ESG Fund I	Korea	KRW	44,198mil.	Financial service	10,045,000,000	22.73	Dec. 31, 2024
WWG Green New Deal Fund	Korea	KRW	39,700mil.	Financial service	9,925,000,000	25.00	Dec. 31, 2024
Corporate Structure Innovation PEF IV	Korea	KRW	94,815mil.	Financial service	21,048,977,120	22.20	Dec. 31, 2024
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO INVESTMENT LIMITED PARTNERSHIP	Korea	KRW	106,000mil.	Financial service	25,000,000,000	23.58	Dec. 31, 2024
STIC K-Growth Private Equity Fund	Korea	KRW	39,487mil.	Financial service	8,517,500,000	21.57	Dec. 31, 2024
Wonik M&A 2024 Private Equity Fund	Korea	KRW	35,800mil.	Financial service	8,950,000,000	25.00	Dec. 31, 2024
Corporate Structure Innovation PEF V	Korea	KRW	4,318mil.	Financial service	950,926,775	22.02	Dec. 31, 2024

2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

(1)	Basis of Financial Statement Presentation

The Bank’s separate financial statements are prepared under Korean International Financial Reporting Standards (“K-IFRS”).

The Bank’s financial statements are separate financial statements in accordance with K-IFRS No. 1027 ‘Separate Financial Statements’.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	Derivative financial instruments measured at fair value

•	Financial assets measured at FVTPL

•	Financial assets measured at FVOCI

•	Financial assets and liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss

•	Liabilities for defined benefit plans, which are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Bank operates.

(4)	Significant Estimates and Judgments

The preparation of separate financial statements requires the application of accounting policies and certain critical accounting estimates and assumptions may have a significant impact on assets (liabilities) and income (expenses). The management’s estimate may differ from the actual outcome if the management’s estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment are as follows:

1)	Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Financial instruments that are not actively traded in the market and with less transparent market price, will have less objective fair value and will require judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in the significant accounting policies ‘Recognition and Measurement of Financial Instruments’ diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model to internally developed valuation model that incorporates various types of assumptions and variables.

2)	Provision of credit losses (allowances for credit losses, provisions for acceptances and guarantees, financial guarantee contracts and unused loan commitments)

The Bank recognizes allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with K-IFRS No. 1109 ‘Financial Instruments’. The allowance for credit loss is determined by techniques, assumptions and input variables used by the Bank to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner.

3)	Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using projected unit credit method. It is determined by actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate and others.

4)	Income taxes

The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

5)	Hedging relationship

The Bank expects a high hedge effectiveness throughout the hedging period in designating the hedging relationship and it is probable that the hedged transaction will be highly probable in the cash flow hedge.

(5)	Changes in Accounting Policies

The Bank has adopted the same accounting policies that applied to the separate financial statements as of and for the year ended December 31, 2024, except for the application of the amended standards first effective from January 1, 2025, which are explained below.

1)	Amendments to K-IFRS No.1021 The Effects of Changes in Foreign Exchange Rates and K-IFRS No.1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments do not have a significant impact on the financial statements.

2)	Amendments to K-IFRS No.1117 Insurance Contracts

If the estimation techniques used for input variables in measuring insurance contracts differ from the principles required by insurance regulations, the entity shall disclose those differences and their effects when the differences and their effects on the financial statements are considered relevant and material to users of financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1)	General

The significant accounting policies applied in the preparation of these separate financial statements after transition to K-IFRS are set out below.

(2)	Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, ‘Separate Financial Statements’. The Bank’s investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(3)	Foreign Currency

1)	Foreign currency transactions

In preparing the separate financial statements of the Bank, transactions in currencies other than the Bank’s functional currency (foreign currencies) are recorded by applying the rates of exchange at the dates of the transactions.

At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are recognized in profit or loss.

2)	Foreign operations

The results and financial position of all foreign operations, whose functional currency differs from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures;

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses for statement of comprehensive income presented are translated at average exchange rates for the period.

Any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Bank reattributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Bank reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

(4)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and highly liquid short-term investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value.

(5)	Non-derivative Financial Assets

Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

1)	Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

2)	Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Bank may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Bank subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition. The Bank recognizes dividends in profit or loss when the Bank’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

3)	Debt instruments

Subsequent measurement of debt instruments depends on the Bank’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Bank’s business model changes.

①	Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss. Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

②	Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Impairment loss on credit’ in the separate statement of comprehensive income, respectively.

③	Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at FVTPL’ in the separate statement of comprehensive income.

4)	Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

5)	Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability. If the Bank retains substantially all the risks and rewards of ownership of the transferred financial assets, the Bank continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

6)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative Financial Instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

1)	Hedge accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

①	Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in the separate statement of comprehensive income, in net gain (loss) on hedging derivative assets and net other operating income (expenses), respectively.

The Bank discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

②	Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③	Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No.1021, ‘Effect of Changes in Foreign Exchange Rates’ at the time of disposing of its overseas operations or disposing of a portion of its overseas operations to profit or loss.

④	Risk Management Strategy

At the inception of the hedge relationship, the Bank reviews the hedge effectiveness, and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite the exposure of hedging instruments in order to meet the economic relationship requirement.

The Bank designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item. Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk, liquidity or market conditions and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

2)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

3)	Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(7)	Impairment: Financial assets

The Bank measures expected credit loss and recognizes allowance for credit losses at the end of the reporting period for financial assets measured at amortized cost and FVOCI with the exception of financial asset measured at FVTPL.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Bank measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The Bank uses the following three measurement techniques in accordance with K-IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that are not applied below two approaches

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 months expected credit losses is recognized when credit risk has not significantly increased since initial recognition. An allowance for credit losses at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

One or more of the following items is deemed significant increase in credit risk. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Bank determines whether the credit risk has increased significantly since initial recognition using the following information.

•	more than 30 days past due;

•	decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	the soundness of the assets is under precautionary from the grade table by Korean Financial Supervisory service

The Bank generally deems one or more of the following items credit-impaired:

•	no less than 90 days past due

•	legal proceedings related to collection

•	a borrower that has received a credit-warning from Korea Credit Information Services

•	corporate borrowers that are considered impaired (internally rating S, D, or F)

•	a borrower with the external auditor’s opinion that is qualified or disclaimer

•	negative capital and

•	debt restructuring.

1)	Forward-looking information

The Bank uses forward-looking information, when it measures expected credit losses.

The Bank assumes ‘probability of default’(PD), which is one of the risk components, has a certain correlation with the business cycle and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

2)	Measuring expected credit losses on financial assets at amortized cost

The amount of the loss on financial assets at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate.

The Bank estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Bank collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

①	Individual assessment of impairment

Individual assessment of impairment losses is calculated using management’s best estimate on present value of expected future cash flows. The Bank uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

②	Collective assessment of impairment

Collective assessment of allowance for credit losses involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’(PD) on a group of assets and ‘loss given default’(LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

Lifetime expected credit loss as of the end of the reporting period is calculated by product based on the carrying amount net of expected repayment, PD for each period and LGD adjusted by change in carrying amount.

3)	Measuring expected credit losses on financial assets at FVOCI

Measuring method of expected credit losses on financial assets at FVOCI is equal to the method of financial assets at amortized cost, except for allowance for credit losses that is recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at FVOCI are reclassified to profit or loss.

(8)	Tangible assets

1)	Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at their cost and subsequently carried at their cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. If part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

2)	Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method is straight-line and estimated useful lives of the assets are as follows.

Property and equipment	Estimated useful lives
Buildings and structures	10–60 years
Leasehold Improvements	5 years
Vehicles	4 years
Tools, furniture and fixtures	4–20 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

(9)	Intangible assets

Intangible assets are measured initially at cost and subsequently carried at its cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets are amortized using the straight-line method with no residual value over their estimated useful economic life since the assets are available for use.

Intangible assets	Estimated useful lives
Software	5 years
System development costs	5 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at least at each financial year-end. The useful life of an intangible asset that is not being amortized is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If there is any change, it is accounted for as a change in an accounting estimate.

(10)	Impairment of non-financial assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for deferred tax assets, assets arising from employee benefits and non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests goodwill acquired in a business combination, an intangible asset with an indefinite useful life and an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit).

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in profit or loss.

(11)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include contingent consideration that may be paid by an acquirer as part of a business combination to which K-IFRS No.1103, ‘Business Combination’ applies, short-term financial liabilities and financial liabilities recognized as financial liabilities at FVTPL initially. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. Otherwise, the transaction cost is recognized in current profit or loss.

(12)	Provisions

A provision is recognized if the Bank has a present obligation (legal or constructive) as a result of the past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision, and where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, and unused credit line of corporate loans are recognized using valuation model that applies the credit conversion factor, default rates, and loss given default. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

(13)	Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Bank) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and are amortized over the life of the contract. After initial recognition, financial guarantee contracts are measured at the greater of:

•	The amount determined in accordance with K-IFRS No.1109, ‘Financial Instruments’ and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(14)	Equity and Reserve

Equity and Reserve are any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

(15)	Interest income and expenses

Interest income and expenses are recognized using the effective interest method. Effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expenses over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

(16)	Fee and commission income

The Bank recognizes financial service fee in accordance with the accounting standard of the financial instrument related to the fees earned.

1)	Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial asset at FVTPL are recognized as revenue immediately.

2)	Fees earned as services are provided

Such fees are recognized as revenue as the services are provided.

3)	Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

(17)	Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at FVTPL and financial investments is recognized in profit or loss as part of dividend income in the separate statements of comprehensive income.

(18)	Employee compensation and benefits

1)	Defined contribution plans

When employees render service related to defined contribution plans, contributions related to employees services are recognized in current profit or loss without contributions included in cost of assets. Contributions which are supposed to be paid are recognized in accrued expenses after deducting any amount already paid. Also, if contributions already paid exceed contributions which would be paid at the end of period, the amount of excess is recognized in prepaid expenses.

2)	Defined benefit plans

The Bank’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Bank, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. The Bank determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service.

Short-term employee benefits are recognized in current profit and loss when employees render the related service. Short-term employee benefits are not discounted.

(19)	Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax and is recognized as profit or loss, except for taxes directly adjusted in equity or other comprehensive income and loss and for taxes that arise from business combination.

1)	Current tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. The difference between the taxable profit and accounting profit may arise when income or expenses are included in accounting profit in one period, but is included in taxable profit in a different period, and if there is revenue that is exempt from taxation, expenses that are not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

2)	Deferred tax

Deferred tax is recognized, using the asset-liability method, on temporary differences arising between the tax base amount of assets and liabilities and their carrying amount in the financial statements. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred tax liabilities which the timing of the reversal of the temporary difference is controlled by the Bank and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred tax assets and deferred tax liabilities when the Bank has a legally enforceable right to set off current tax assets against current tax liabilities; and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entity which intend either to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(20)	New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Bank to adopt for annual periods beginning on or after January 1, 2025, and the Bank has not early adopted them.

The following new standards and amendments to existing standards are not expected to significantly affect the Bank:

1)	Amendments to K-IFRS No.1109 Financial Instruments, K-IFRS No.1107 Financial Instruments - Classification and Measurement of Financial Instruments

These amendments clarify the conditions related to the settlement of financial liabilities before the settlement date when using electronic payment systems, the interest and contingent event characteristics to be considered when assessing whether contractual cash flows are consistent with basic lending arrangements, the characteristics of financial assets with non-recourse features, and the characteristics of contractually linked financial instruments. They also include additional disclosure requirements for investments in equity instruments designated at FVOCI and contractual terms that can change the timing or amount of contractual cash flows. The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Bank is in review for the impact of these amendments on the financial statements.

2)	Annual Improvements to K-IFRS

Annual Improvements to K-IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted, but the Bank has not early adopted them. The Bank does not expect the amendments to have a significant impact on the financial statements.

•	K-IFRS No.1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	K-IFRS No.1110 Financial Statements: Determination of a ‘de facto agent’

•	K-IFRS No.1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting

•	K-IFRS No.1107 Financial Instruments: Disclosures: Gain or loss on derecognition

•	K-IFRS No.1007 Statement of Cash Flows: Cost method

3)	Amendments to K-IFRS No.1109 Financial Instruments and K-IFRS No.1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Bank is in the process of evaluating the impact of these amendments on the financial statements.

4)	K-IFRS No.1118 Presentation and Disclosure in Financial Statements

K-IFRS No.1118 Presentation and Disclosure in Financial Statements replaces K-IFRS No.1001 Presentation of Financial Statements. The new presentation requirements introduced in K-IFRS No.1118 will increase comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosure requirements for ‘management-defined performance measures’ will enhance transparency. The standard should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under K-IFRS No.1118. The Bank has not yet adopted K-IFRS No.1118 and is in the process of evaluating the impact of applying the standard on the financial statements.

4.	RISK MANAGEMENT:

4-1.	Summary

(1)	Overview of Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, interest risk, credit concentration risk, strategy/reputational risk, outsourcing risk, settlement risk and others. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks.

The Bank’s risk management system focuses on increasing transparency, developing risk management environment and preemptive response to risks due to rapid changes in financial environment to support the Bank’s long-term strategy and business decision efficiently.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, the objective, policies and process for managing the risk, the methods used to measure the risk and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

(2)	Risk Management Group

1)	Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the board of directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

2)	Risk Management Council

The Risk Management Council is a consultative group that reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

3)	Risk Management Practices Committee

The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council. It performs practical work process relating to risk management plan, including targeted Bank for International Settlements (“BIS”) ratio, risk management strategy, risk measurement, risk analysis, economic capital limit and others.

4)	Operational Risk Management Committee

The Operational Risk Management Committee resolves matters that require its approval as stipulated by relevant laws, supervisory regulations, and other internal rules, including significant changes to the operational risk management framework and assessment methods, in order to support the effective management of operational risks by the Risk Management Committee.

4-2.	Credit risk

(1)	Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

(2)	Credit Risk Management

The Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent the excessive risk concentration to specific industry and specific borrowers. The Bank maintains allowances for credit losses associated with credit risk on loans and receivables to manage its credit risk.

(3)	Maximum exposure to credit risk

The Bank’s maximum exposure of financial instruments to credit risk as of December 31, 2025 and 2024, is as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Cash and due from financial institutions	~~W~~	7,628,247	~~W~~	12,915,754
Financial assets at FVTPL		4,780,697		5,078,862
Hedging derivative assets		559,495		71,450
Loans at amortized cost (*1)		89,282,413		88,726,176
Financial investments		7,714,580		6,226,542
Other financial assets		1,616,005		1,590,204
Acceptances and guarantee contracts		62,275,857		63,589,805
Commitments		39,361,183		38,687,977

Total	~~W~~	213,218,477	~~W~~	216,886,770

(*1)	Loans at amortized cost exclude loan valuation adjustments related to fair value hedging and allowances for credit losses.

(4)	Credit risk of loans

The Bank maintains allowances for credit losses associated with credit risk on loans to manage its credit risk. Impairment loss on loans can be directly from the carrying amount of the asset or deducted using an allowance account.

The Bank measures the credit risk inherent in financial assets classified as loans and presents it in financial statements as allowance for credit losses in the form of deduction from the carrying amount of the assets. The Bank writes off on non-profitable loans, non-recoverable loans, loans classified as estimated loss by asset quality category, loans requested to be written off by Financial Supervisory Service (“FSS”) and others upon approval of Loan Management Committee.

Loans categorized as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	12 months expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Collective assessment:
Best	~~W~~	25,171,310	~~W~~	246,642	~~W~~	2,820	~~W~~	25,420,772
Outstanding		37,471,497		—		8,552		37,480,049
Good		24,782,987		895,871		10,943		25,689,801
Below normal		—		66,455		340,894		407,349

Subtotal		87,425,794		1,208,968		363,209		88,997,971

Individual assessment:
Best		—		—		72,982		72,982
Outstanding		—		—		—		—
Good		—		1,719,496		140,000		1,859,496
Below normal		—		513,780		218,213		731,993

Subtotal		—		2,233,276		431,195		2,664,471

Total	~~W~~	87,425,794	~~W~~	3,442,244	~~W~~	794,404	~~W~~	91,662,442

Net deferred loan origination fees and costs								(443,065)
Allowance for credit losses								(1,936,964)

Total							~~W~~	89,282,413

(December 31, 2024)

	12 months expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Collective assessment:
Best	~~W~~	27,005,545	~~W~~	253,787	~~W~~	2,880	~~W~~	27,262,212
Outstanding		35,329,426		—		9,000		35,338,426
Good		24,242,016		976,576		4,566		25,223,158
Below normal		17,640		36,197		358,310		412,147

Subtotal		86,594,627		1,266,560		374,756		88,235,943

Individual assessment:
Best		—		—		73,100		73,100
Outstanding		—		—		5,000		5,000
Good		423,864		2,063,133		114,800		2,601,797
Below normal		—		714,477		215,125		929,602

Subtotal		423,864		2,777,610		408,025		3,609,499

Total	~~W~~	87,018,491	~~W~~	4,044,170	~~W~~	782,781	~~W~~	91,845,442

Net deferred loan origination fees and costs								(453,954)
Allowance for credit losses								(2,665,312)

Total							~~W~~	88,726,176

The above carrying amounts exclude loan valuation adjustment related to fair value hedging amounting to ~~W~~(58) million as of December 31, 2024. There is no loan valuation adjustment related to fair value hedging as of December 31, 2025.

(5)	Credit quality of securities

Securities (debt securities) exposed to credit risk as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	12 months expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Grade 1	~~W~~	7,714,580	~~W~~	—	~~W~~	—	~~W~~	7,714,580
Grade 2		—		—		—		—
Grade 3		—		—		—		—
Grade 4		—		—		—		—
Grade 5		—		—		—		—

Total	~~W~~	7,714,580	~~W~~	—	~~W~~	—	~~W~~	7,714,580

(December 31, 2024)

	12 months expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Grade 1	~~W~~	6,226,542	~~W~~	—	~~W~~	—	~~W~~	6,226,542
Grade 2		—		—		—		—
Grade 3		—		—		—		—
Grade 4		—		—		—		—
Grade 5		—		—		—		—

Total	~~W~~	6,226,542	~~W~~	—	~~W~~	—	~~W~~	6,226,542

(6)	Concentration of credit risk

The amounts disclosed below exclude loan valuation adjustment related to fair value hedging amounting to ~~W~~(58) million as of December 31, 2024. There is no loan valuation adjustment related to fair value hedging as of December 31, 2025.

1)	Loans by country where the credit risk belongs to as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowance for credit losses
Asia:
Korea	~~W~~	28,086,449	~~W~~	21,113,091	~~W~~	941,892	~~W~~	50,141,432	54.70	~~W~~	(37,981)	~~W~~	(779,415)
The United Arab Emirates		—		4,575,298		22,355		4,597,653	5.02		(25,587)		(6,490)
India		—		3,746,329		39,047		3,785,376	4.13		(20,397)		(3,746)
Indonesia		—		2,485,814		3,523		2,489,337	2.72		(75,479)		(15,313)
Vietnam		—		2,098,566		2,518		2,101,084	2.29		(16,123)		(75,150)
Saudi Arabia		—		3,022,601		50,089		3,072,690	3.35		(42,452)		(156,261)
Qatar		—		1,764,208		3,863		1,768,071	1.93		(16,616)		(8,704)
Oman		—		997,007		—		997,007	1.09		(12,857)		(21,472)
Singapore		—		979,571		236,326		1,215,897	1.33		(2,495)		(2,350)
Malaysia		—		156,176		5,413		161,589	0.18		(2,049)		(1,085)
Australia		—		788,480		681		789,161	0.86		(14,187)		(1,804)
Kuwait		—		663,283		3,314		666,597	0.73		(12,955)		(172)
Uzbekistan		—		524,823		—		524,823	0.57		(4,029)		(5,746)
Bahrain		—		370,663		—		370,663	0.40		(28,899)		(3,437)
Hong Kong		—		220,683		853		221,536	0.24		—		(82)
Others		—		1,222,774		1,326,589		2,549,363	2.77		(7,105)		(341,775)

Subtotal		28,086,449		44,729,367		2,636,463		75,452,279	82.31		(319,211)		(1,423,002)

Europe:
Poland		—		3,419,636		12,765		3,432,401	3.74		(9,191)		(151)
United Kingdom		—		1,852,983		4,835		1,857,818	2.03		(7,589)		(6,087)
France		—		1,114,785		104,080		1,218,865	1.33		(24,805)		(1,073)
Greece		—		1,091,964		—		1,091,964	1.19		(6,962)		(1,052)
Turkiye		—		947,534		4,238		951,772	1.04		(6,360)		(45,711)
Switzerland		—		650,957		—		650,957	0.71		(4,123)		(503)
Norway		—		244,236		—		244,236	0.27		(2,668)		(550)
Denmark		—		997,979		—		997,979	1.09		(5,368)		(728)
Russia		—		331,059		—		331,059	0.36		(202)		(288,901)
Others		—		231,619		79,129		310,748	0.34		(1,663)		(124,993)

Subtotal		—		10,882,752		205,047		11,087,799	12.10		(68,931)		(469,749)

America:
United States		—		408,016		25,522		433,538	0.47		(2,067)		(1,085)
Brazil		—		1,243,718		—		1,243,718	1.36		(168)		(3,167)
Chile		—		768,646		—		768,646	0.84		(6,862)		(2,308)
Canada		—		309,209		—		309,209	0.34		(2,316)		(238)
Panama		—		3,556		656,720		660,276	0.72		(657)		(854)
Mexico		—		137,169		—		137,169	0.15		(1,791)		(1,131)
Others		—		121,880		—		121,880	0.13		(4,890)		(1,036)

Subtotal		—		2,992,194		682,242		3,674,436	4.01		(18,751)		(9,819)

Africa:
Mozambique		—		571,462		—		571,462	0.62		(979)		(1,474)
Nigeria		—		477,111		—		477,111	0.52		(2,039)		(20,668)
Others		—		399,355		—		399,355	0.44		(33,154)		(12,252)

Subtotal		—		1,447,928		—		1,447,928	1.58		(36,172)		(34,394)

Total	~~W~~	28,086,449	~~W~~	60,052,241	~~W~~	3,523,752	~~W~~	91,662,442	100.00	~~W~~	(443,065)	~~W~~	(1,936,964)

(December 31, 2024)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowance for credit losses
Asia:
Korea	~~W~~	28,277,489	~~W~~	23,441,969	~~W~~	1,037,393	~~W~~	52,756,851	57.44	~~W~~	(40,870)	~~W~~	(1,420,336)
China		—		210,810		359,908		570,718	0.62		(793)		(3,555)
Saudi Arabia		—		2,076,970		19,922		2,096,892	2.28		(24,910)		(137,304)
India		—		4,001,687		26,815		4,028,502	4.39		(24,086)		(4,000)
Indonesia		—		2,771,303		2,849		2,774,152	3.02		(84,373)		(13,072)
Vietnam		—		2,411,036		1,129		2,412,165	2.63		(18,414)		(120,512)
Australia		—		684,774		1,066		685,840	0.75		(14,863)		(1,413)
Philippines		—		—		2,639		2,639	—		—		(2)
Qatar		—		979,258		380		979,638	1.07		(13,944)		(4,835)
Singapore		—		1,076,317		92,585		1,168,902	1.27		(2,082)		(3,110)
Oman		—		903,903		—		903,903	0.98		(11,047)		(9,835)
Hong Kong		—		209,678		6,190		215,868	0.24		—		(84)
The United Arab Emirates		—		4,351,801		—		4,351,801	4.74		(29,546)		(5,218)
Uzbekistan		—		911,033		—		911,033	0.99		(5,917)		(14,145)
Others		—		2,592,534		1,265,261		3,857,795	4.20		(60,418)		(340,170)

Subtotal		28,277,489		46,623,073		2,816,137		77,716,699	84.62		(331,263)		(2,077,591)

Europe:
Russia		—		339,157		—		339,157	0.37		(202)		(295,951)
United Kingdom		—		1,656,316		—		1,656,316	1.80		(5,313)		(6,284)
France		—		383,914		297,982		681,896	0.74		(4,719)		(245)
Netherlands		—		235,200		49,382		284,582	0.31		(94)		(1,040)
Malta		—		402,638		—		402,638	0.44		(3,341)		(816)
Greece		—		1,433,827		—		1,433,827	1.56		(7,666)		(1,420)
Turkiye		—		1,039,457		4,407		1,043,864	1.14		(7,480)		(46,901)
Germany		—		60,500		—		60,500	0.07		(68)		(304)
Others		—		3,276,327		48,316		3,324,643	3.62		(28,859)		(131,184)

Subtotal		—		8,827,336		400,087		9,227,423	10.05		(57,742)		(484,145)

America:
Panama		—		70,166		583,229		653,395	0.71		(216)		(906)
United States		—		48,989		44,053		93,042	0.10		(227)		(839)
Mexico		—		171,467		—		171,467	0.19		(2,222)		(1,337)
Bermuda		—		65,836		—		65,836	0.07		(152)		(1,280)
Brazil		—		958,789		—		958,789	1.04		(65)		(2,432)
Others		—		1,224,614		—		1,224,614	1.33		(10,072)		(5,219)

Subtotal		—		2,539,861		627,282		3,167,143	3.44		(12,954)		(12,013)

Africa:
Nigeria		—		494,614		—		494,614	0.54		(2,599)		(19,976)
Others		—		1,239,563		—		1,239,563	1.35		(49,396)		(71,587)

Subtotal		—		1,734,177		—		1,734,177	1.89		(51,995)		(91,563)

Total	~~W~~	28,277,489	~~W~~	59,724,447	~~W~~	3,843,506	~~W~~	91,845,442	100.00	~~W~~	(453,954)	~~W~~	(2,665,312)

2)	Loans by industry as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowance for credit losses
Manufacturing	~~W~~	14,143,268	~~W~~	25,505,096	~~W~~	220,029	~~W~~	39,868,393	43.49	~~W~~	(198,353)	~~W~~	(1,469,780)
Transportation		881,057		9,825,952		661,372		11,368,381	12.40		(67,124)		(26,790)
Financial institutions		10,687,842		11,288,285		2,447,577		24,423,704	26.65		(25,050)		(297,607)
Wholesale and retail		887,851		869,250		194,774		1,951,875	2.13		(707)		(25,393)
Real estate		—		419,708		—		419,708	0.46		(184)		(5,628)
Construction		555,212		2,207,565		—		2,762,777	3.01		(22,819)		(16,127)
Public sector and others		931,219		9,936,385		—		10,867,604	11.86		(128,828)		(95,639)

Total	~~W~~	28,086,449	~~W~~	60,052,241	~~W~~	3,523,752	~~W~~	91,662,442	100.00	~~W~~	(443,065)	~~W~~	(1,936,964)

(December 31, 2024)

	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)	Deferred loan origination fees		Allowance for credit losses
Manufacturing	~~W~~	14,306,105	~~W~~	26,434,377	~~W~~	356,173	~~W~~	41,096,655	44.75	~~W~~	(224,860)	~~W~~	(2,130,440)
Transportation		1,215,064		7,410,700		620,075		9,245,839	10.07		(53,509)		(75,449)
Financial institutions		10,208,659		9,967,761		2,686,632		22,863,052	24.89		(27,977)		(307,744)
Wholesale and retail		990,290		1,310,559		180,626		2,481,475	2.70		(437)		(30,300)
Real estate		—		695,310		—		695,310	0.76		(1,688)		(45,082)
Construction		627,863		2,372,605		—		3,000,468	3.27		(24,131)		(18,199)
Public sector and others		929,508		11,533,135		—		12,462,643	13.56		(121,352)		(58,098)

Total	~~W~~	28,277,489	~~W~~	59,724,447	~~W~~	3,843,506	~~W~~	91,845,442	100.00	~~W~~	(453,954)	~~W~~	(2,665,312)

3)	Concentration of credit risk of financial assets at FVTPL and financial investments (debt securities) by industry as of December 31, 2025 and 2024 are as follows (Korean won in millions):

	Dec. 31, 2025			Dec. 31, 2024
	Amount		Ratio (%)	Amount		Ratio (%)
Financial Assets at FVTPL
Government and government sponsored institutions	~~W~~	142,277	2.98	~~W~~	319,857	6.84
Banking and insurance		3,908,510	81.75		4,215,624	90.19
Others		729,910	15.27		138,555	2.97

Subtotal		4,780,697	100.00		4,674,036	100.00

Financial Assets at FVOCI
Government and government sponsored institutions		2,513,643	39.12		2,040,960	41.96
Banking and insurance		3,488,187	54.28		2,368,667	48.70
Others		424,399	6.60		453,940	9.34

Subtotal		6,426,229	100.00		4,863,567	100.00

Securities at amortized cost
Government and government sponsored institutions		1,062,418	82.46		1,005,200	73.75
Banking and insurance		96,744	7.51		185,783	13.63
Others		129,189	10.03		171,992	12.62

Subtotal		1,288,351	100.00		1,362,975	100.00

Hedging derivative assets
Banking and insurance		559,495	100.00		71,450	100.00

Total	~~W~~	13,054,772		~~W~~	10,972,028

4)	Concentration of credit risk of financial assets at FVTPL and financial investments (debt securities) by country as of December 31, 2025 and 2024 are as follows (Korean won in millions):

	Dec. 31, 2025			Dec. 31, 2024
	Amount		Ratio (%)	Amount		Ratio (%)
Financial Assets at FVTPL
Korea	~~W~~	4,632,945	96.91	~~W~~	4,493,125	96.13
Others		147,752	3.09		180,911	3.87

Subtotal		4,780,697	100.00		4,674,036	100.00

Financial Assets at FVOCI
Korea		3,418,037	53.19		2,455,218	50.48
United States		1,653,472	25.73		1,579,534	32.48
Others		1,354,720	21.08		828,815	17.04

Subtotal		6,426,229	100.00		4,863,567	100.00

Securities at amortized cost
Korea		428,340	33.25		331,752	24.34
United States		687,811	53.39		811,944	59.57
Others		172,200	13.36		219,279	16.09

Subtotal		1,288,351	100.00		1,362,975	100.00

Hedging derivative assets
Korea		161,619	28.89		46,677	65.33
France		264,054	47.20		20,004	28.00
United States		88,245	15.77		1,209	1.69
Others		45,577	8.14		3,560	4.98

Subtotal		559,495	100.00		71,450	100.00

Total	~~W~~	13,054,772		~~W~~	10,972,028

5)	Credit enhancement and its financial effect as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	Loans		Acceptances and guarantees		Unused loan commitments		Total		Ratio (%)
Maximum exposure to credit risk	~~W~~	89,282,413	~~W~~	62,275,857	~~W~~	39,361,183	~~W~~	190,919,453	100.00

Credit enhancement:
Deposits and savings		207,754		—		7,569		215,323	0.11
Export guarantee insurance		245,172		1,025,199		—		1,270,371	0.67
Guarantee		4,440,516		6,254,647		1,285,829		11,980,992	6.28
Securities		99,611		27,337		13,682		140,630	0.07
Real estate		2,202,402		739,337		205,442		3,147,181	1.65
Ships		545,998		—		—		545,998	0.29
Aircraft		604,550		353,388		—		957,938	0.50

Subtotal		8,346,003		8,399,908		1,512,522		18,258,433	9.57

Exposure to credit risk after deducting credit enhancement	~~W~~	80,936,410	~~W~~	53,875,949	~~W~~	37,848,661	~~W~~	172,661,020	90.43

(December 31, 2024)

	Loans (*1)		Acceptances and guarantees		Unused loan commitments		Total		Ratio (%)
Maximum exposure to credit risk	~~W~~	88,726,176	~~W~~	63,589,805	~~W~~	38,687,977	~~W~~	191,003,958	100.00

Credit enhancement:
Deposits and savings		229,512		52,490		9,060		291,062	0.15
Export guarantee insurance		283,107		1,186,649		—		1,469,756	0.77
Guarantee		3,396,224		5,676,315		1,885,058		10,957,597	5.74
Securities		7,881		39,527		—		47,408	0.02
Real estate		2,633,063		423,015		92,072		3,148,150	1.65
Ships		672,725		77,530		—		750,255	0.39
Aircraft		673,800		271,396		—		945,196	0.49
Others		8,110		—		—		8,110	—

Subtotal		7,904,422		7,726,922		1,986,190		17,617,534	9.21

Exposure to credit risk after deducting credit enhancement	~~W~~	80,821,754	~~W~~	55,862,883	~~W~~	36,701,787	~~W~~	173,386,424	90.79

(*1)	Loans exclude loan valuation adjusted related to fair value hedging.

4-3.	Liquidity risk

(1)	Overview of liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its payment obligations arising from financial liabilities as they become due. The Bank discloses all financial asset, financial liabilities and off-balance-sheet items, such as loan commitments, and analysis of the contractual maturity, which are related to liquidity risk, into seven categories. The cash flows disclosed in the maturity analysis are undiscounted contractual amounts, including principal and future interest, which resulted in disagreement with the discounted cash flows included in the separate statements of financial position. However, for derivatives, each discounted cash flow consisting of current fair value is presented.

(2)	Principles of the liquidity risk management

1)	Liquidity risk is managed with integration. The Bank measures, reports and controls liquidity risk by quantification with reasonable method.

2)	Liquidity risk reflects financing plans and fund using plans, and the Bank reports the liquidity risk with preciseness, timeliness and consistency.

3)	The Bank establishes liquidity risk managing strategy by analyzing liquidity maturity, liquidity gap structure and market environment.

(3)	Liquidity risk management

Risk management department monitors changes by liquidity risk sources and compliance of risk limits. It notifies related departments to prepare countermeasures in case the measured liquidity risk is close to risk limits. Also, it analyzes crisis situations and effects of the crisis situations, and reports to the Risk Management Committee on a regular basis. Each related department monitors changes of liquidity risk sources and compliance of risk limits by itself, and if exposure to new risk is expected, it discusses the matter with the head of risk management department.

(4)	Measurement of liquidity risk

The Bank measures liquidity ratio, liquidity gap ratio and others for local currency and foreign currency, and simulates analysis reflecting market environment, product features and the Bank’s strategies.

(5)	Analysis on remaining contractual maturity of financial liabilities and off-balance-sheet items

Remaining contractual maturity and amount of financial liabilities and off-balance-sheet items as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	On demand		Within 1 month		1 to 3 months		3 to 6 months		6 to 12 months		1 year to 5 years		Over 5 years		Total
Financial liabilities:
Financial liabilities at FVTPL	~~W~~	2,208,571	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,208,571
Hedging derivative liabilities		—		36		16,091		41,497		60,906		185,970		985,976		1,290,476
Borrowings		—		1,999,786		542,085		421,053		380,860		1,775,818		390,374		5,509,976
Debentures		—		3,917,016		7,179,542		10,156,648		16,025,692		49,264,067		16,848,995		103,391,960
Other financial liabilities		—		2,205,756		634		1,699		2,651		198,135	~~W~~	862,291		3,271,166

Total	~~W~~	2,208,571	~~W~~	8,122,594	~~W~~	7,738,352	~~W~~	10,620,897	~~W~~	16,470,109	~~W~~	51,423,990	~~W~~	19,087,636	~~W~~	115,672,149

Off-balance sheet items (*1):
Commitments	~~W~~	39,361,183	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	39,361,183
Financial guarantee contracts		21,197,619		—		—		—		—		—		—		21,197,619

Total	~~W~~	60,558,802	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	60,558,802

(December 31, 2024)

	On demand		Within 1 month		1 to 3 months		3 to 6 months		6 to 12 months		1 year to 5 years		Over 5 years		Total
Financial liabilities:
Financial liabilities at FVTPL	~~W~~	3,013,553	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,013,553
Hedging derivative liabilities		—		953		34,759		141,621		252,684		775,199		1,172,739		2,377,955
Borrowings		—		509,244		822,632		97,403		1,235,697		3,821,808		423,885		6,910,669
Debentures		—		5,150,157		6,481,352		9,188,134		17,448,602		49,776,876		18,201,916		106,247,037
Other financial liabilities		2,104		1,607,875		477		—		4,280		265,466	~~W~~	796,276		2,676,478

Total	~~W~~	3,015,657	~~W~~	7,268,229	~~W~~	7,339,220	~~W~~	9,427,158	~~W~~	18,941,263	~~W~~	54,639,349	~~W~~	20,594,816	~~W~~	121,225,692

Off-balance sheet items (*1):
Commitments	~~W~~	38,687,977	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	38,687,977
Financial guarantee contracts		18,170,585		—		—		—		—		—		—		18,170,585

Total	~~W~~	56,858,562	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	56,858,562

(*1)	Although financial guarantees and loan commitments provided by the Bank have maturities, the Bank should fulfill the obligation immediately when the counter party requests payments.

4-4.	Market risk

(1)	Overview of market risk

(1)	Definition of market risk

Market risk is the risk of possible losses that arise from the changes of market factors, such as interest rate, share price, foreign exchange rate, commodity value. The Bank manages market risk by classifying it, based on its nature, into trading positions held for the purpose of generating short-term trading profits and non-trading (bank account) positions arising from the Bank’s core banking activities.

(2)	Market risk management group

The Bank operates the Risk Management Committee and the Risk Management Council for managing risks and risk limits. The Risk Management Practices Committee assists the Risk Management Committee and the Risk Management Council for practical matters, such as managing adequate assets and liabilities by analyzing foreign exchange risk, interest rate risk, liquidity risk and effects by initiating new product. Market risk is managed by product and currency for minimizing segments exposed to changes of foreign exchange, interest rate and securities’ price.

(2)	Foreign exchange risk in bank account

1)	Management of foreign exchange risk

Foreign exchange risk is the possible losses on assets and liabilities denominated in foreign currencies due to changes of foreign exchange rate. Foreign exchange risk management limit is set up and a risk management division head monitors changes of foreign exchange risk by source and compliance of risk limits regularly. A finance division head also monitors changes of foreign exchange risk by source and compliance of risk limits. The integrated asset and liability management division head and finance division head must independently monitor changes in foreign exchange risk by source and ensure compliance with risk limits. The finance division head needs to cooperate with the risk management division head in case it is expected that the Bank will be exposed to a new risk. The integrated asset and liability management division head and risk management division head orders related divisions to prepare countermeasures in case it is apprehended that foreign exchange risk exceeds risk limit. If foreign exchange risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2)	Measurement of foreign exchange risk

Foreign exchange risk is managed by foreign exchange VaR and foreign exchange position. Foreign exchange VaR is measured on a monthly basis and foreign exchange position is measured on a daily basis. It is measured separately by currency for assets and liabilities denominated in foreign currencies exceeding 5% of total assets and liabilities denominated in foreign currencies.

3)	Measurement method

Value at Risk (VaR)

The yearly VaR is a statistically estimated maximum amount of loss that could occur in one year under normal distribution of adverse exchange rate volatilities. Exchange rate volatility is calculated using the standard deviation of individual exchange rate changes over the past five years. Based on the current foreign exchange position and exchange rate volatility, the potential reduction in net valuation gains from the Bank’s foreign currency assets and liabilities is estimated.

VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different, depending on the assumptions made at the time of calculation.

Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting intrinsic volatility of foreign exchange that has significant influent on the value of portfolio.

Results of measurement

Results of foreign exchange VaR as of December 31, 2025 and 2024 are as follows (Korean won in millions):

	Dec. 31, 2025				Dec. 31, 2024
	Average	Minimum	Maximum	Ending	Average	Minimum	Maximum	Ending
Foreign exchange risk	~~W~~108,540	~~W~~9,896	~~W~~167,695	~~W~~9,896	~~W~~131,384	~~W~~94,371	~~W~~175,454	~~W~~114,860

(3)	Interest rate risk in bank account

1)	Management of interest rate risk

Interest rate risk is the possible losses on assets and liabilities due to changes of interest rate. Interest rate risk management limit is set up and included in internal capital management limit. A risk management division head monitors changes of interest rate risk by source and compliance of risk limits regularly. The integrated asset and liability management division head and finance division head also monitors changes of interest rate risk by source and compliance of risk limits. The finance division head needs to cooperate with the integrated asset and liability management division head and risk management division head in case it is expected that the Bank will be exposed to a new risk. The risk management division head orders related divisions to prepare countermeasures in case it is apprehended that interest rate risk exceeds risk limit. If interest rate risk exceeds the risk limit, the risk management division head orders related divisions to prepare countermeasures and reports to Risk Management Committee after resolving the exceeded limit problem.

2)	Measurement of interest rate risk

Interest rate risk is managed by measuring ΔNII (Change in Net Interest Income), which reflects the impact of interest rate fluctuations on net interest income, and ΔEVE (Change in Economic Value of Equity), which reflects the impact of interest rate fluctuations on the economic value of equity, and uses interest rate sensitivity gap and duration gap as supplementary index. ΔNII and ΔEVE are measured on a monthly basis, and interest rate sensitivity gap and duration gap are measured on a daily basis. The Bank simulates analysis reflecting market environment, product features and the Bank’s strategies.

3)	Measurement method

Change in Net Interest Income (ΔNII)

Under the IRRBB standard approach proposed by the Bank for International Settlements (BIS), the maximum reduction in Net Interest Income (NII) is measured by applying cash flows by maturity bucket, interest rate shocks, and the target management horizon for each scenario. The interest rate shock scenarios used include two types: (1) parallel upward shift and (2) parallel downward shift.

Change in Economic Value of Equity (ΔEVE)

Under the IRRBB standard approach proposed by the Bank for International Settlements (BIS), the maximum reduction in Economic Value of Equity (EVE) is measured by applying cash flows by maturity bucket, interest rate shocks, and discount rates for each scenario. The interest rate shock scenarios used include six types: (1) parallel upward shift, (2) parallel downward shift, (3) steepener shock, (4) flattener shock, (5) short-term rate upward shift, and (6) short-term rate downward shift.

Stress testing

The stress testing is carried out to analyze the abnormal market situation reflecting volatility of interest rate that has significant influence on the value of portfolio and is performed at least once in every quarter.

Results of measurement

Results of interest rate VaR as of December 31, 2025 and 2024 are as follows (Korean won in millions):

	Dec. 31, 2025				Dec. 31, 2024
	Average	Minimum	Maximum	Ending	Average	Minimum	Maximum	Ending
Interest rate risk	~~W~~320,494	~~W~~252,133	~~W~~373,991	~~W~~373,991	~~W~~240,683	~~W~~195,428	~~W~~297,483	~~W~~297,483

(4)	Market risk arising from trading positions

1)	Management of Market risk

Market risk limits are established as part of the internal capital limits and the risk management division head independently monitors compliance with the established market risk limits and upon identifying any breach of such limits immediately notifies the trading department to take appropriate corrective actions to resolve the excess after which the matter is reported to the Risk Management Committee.

2)	Measurement of Market risk

Market risk is measured using the standardized approach in accordance with the market risk capital adequacy calculation standards under the Korean Banking Supervision rules for operations.

3)	Measurement method

Market risk arising from trading positions is measured by separately quantifying sensitivity risk measured using sensitivity-based approaches to major market variables such as interest rates, foreign exchange rates, equity prices, and commodity prices, default risk that quantifies losses arising from default events exceeding normal market price fluctuations, and residual risk that quantifies risks not measurable through sensitivity risk or default risk, and the total required capital is calculated by simply aggregating the respective capital requirements.

Results of measurement

The required capital for trading positions at December 31, 2025 and 2024 are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Sensitivity-based risks
General interest rate risk	~~W~~	20,503	~~W~~	21,596
Credit spread risk		—		78
Foreign exchange risk		48,340		51,328

Subtotal		68,843		73,002

Default risk		—		33
Total	~~W~~	68,843	~~W~~	73,035

4-5.	Capital risk

The Bank follows the standard of capital adequacy established by the Financial Services Commission. The standard is based on Basel III, which was established by Basel Committee on Banking Supervision in BIS. In Korea, this standard has been followed since the end of June 2020.

According to the standard, the Bank should maintain BIS capital ratio for risk-weighted asset at or above the minimum regulatory capital ratio and quarterly report BIS capital ratio to the Financial Supervisory Service.

According to Korean Banking Supervision rules for operations, the Bank’s capitals are mainly divided into two categories:

1)

Tier 1 capital (basic capital): Basic capital is composed of capital share-common and other basic capital. Capital share-common includes common share satisfied with qualifications, capital surplus, retained earnings, accumulated other comprehensive income, other reserves and non-controlling interests among the common share of consolidated subsidiaries. Other basic capital includes securities and capital surplus satisfied with qualifications.

2)

Tier 2 capital (supplementary capital): Supplementary capital is composed of the securities and capital surplus satisfied with qualifications, non-controlling interests among the securities of consolidated subsidiaries and the amounts of less than below 1.25% of credit risk-weighted asset like allowance for credit losses in respect of credits classified as normal or precautionary.

The risk-weighted asset includes intrinsic risks in total assets, errors of internal operation processes and loss risk from external events. It indicates a size of assets reflecting the level of risks that the Bank bears. The Bank computes the risk-weighted asset by risks (credit risk, market risk and operational risk) and uses it for calculation of BIS capital ratio.

5.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES:

5-1. Classification and fair value

(1)	Carrying amount and fair values of financial instruments as of December 31, 2025 and 2024 are as follows (Korean won in millions):

	Dec. 31, 2025				Dec. 31, 2024
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets:
Cash and due from financial institutions	~~W~~	7,628,247	~~W~~	7,628,247	~~W~~	12,915,754	~~W~~	12,915,754
Financial assets at FVTPL		4,817,727		4,817,727		5,137,067		5,137,067
Hedging derivative assets		559,495		559,495		71,450		71,450
Loans at amortized cost		89,282,413		88,484,993		88,726,118		88,201,375
Financial assets at FVOCI		23,895,652		23,895,652		17,969,241		17,969,241
Securities at amortized cost		1,288,351		1,252,990		1,362,975		1,285,980
Other financial assets		1,616,005		1,616,005		1,590,204		1,590,204

	~~W~~	129,087,890	~~W~~	128,255,109	~~W~~	127,772,809	~~W~~	127,171,071

Financial liabilities:
Financial liabilities at FVTPL	~~W~~	2,208,571	~~W~~	2,208,571	~~W~~	3,013,553	~~W~~	3,013,553
Hedging derivative liabilities		1,290,476		1,290,476		2,377,955		2,377,955
Borrowings		5,442,442		5,358,784		6,853,985		6,485,001
Debentures		91,591,311		90,632,505		93,194,917		89,525,350
Other financial liabilities		3,271,166		3,271,166		2,676,478		2,676,478

	~~W~~	103,803,966	~~W~~	102,761,502	~~W~~	108,116,888	~~W~~	104,078,337

Fair value is the amount at which the assets could be exchanged, or the liabilities could be settled in transection between knowledgeable and willing independent parties. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits them to be compared with their carrying amount at the end of each reporting period. The best estimated fair value is the published price quotation in an active market.

Methods for measuring fair value of financial instruments are as follows:

Financial instruments	Method of measuring fair value

Loans and receivables

As demand deposits and transferable deposits do not have maturity and are readily convertible to cash, the carrying amounts of these deposits approximate their fair values. Fair values of the deposits with the maturity of more than one year are determined by discounted cash flow model (“DCF model”).

DCF model is also used to determine the fair value of loans. Fair value is determined by discounting the cash flows expected from each contractual period by applying the discount rates for each period.

Investment securities	Financial assets and liabilities at FVTPL and financial assets at FVOCI are measured at fair value using a quoted market price in an active market. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker with the DCF model.

Derivatives	For exchange traded derivative, quoted price in active market is used to determine fair value and for OTC derivative, fair value is determined primarily using valuation techniques. The Bank uses internally developed valuation models using valuation techniques that are widely used by market participants to determine fair value of plain OTC derivatives including option, interest rate swap and currency swap based on observable market parameters. However, some complex financial instruments are valued using the results of independent pricing services, where part or all of the inputs are not observable in the market.

Borrowings	Fair value is determined using DCF model discounting contractual future cash flows by appropriate discount rate.

Debentures

Fair value of debentures denominated in local currency is determined by using the valuation of independent third-party pricing services in accordance with the market prices that are quoted in active markets.

Fair value of debentures denominated in foreign currencies is determined by DCF model.

Fair values of financial assets and financial liabilities classified as fair value Level 3 of the fair value hierarchy are determined by using the valuation of independent third-party pricing services. Meanwhile, carrying amounts of other financial assets and financial liabilities are regarded as an approximation of fair values.

(2)	Fair value hierarchy

1)	The Bank classifies financial instruments as three level of fair value hierarchy as below:

Level 1:

Financial instruments measured at quoted prices from active markets are classified as fair value Level 1. This level includes listed equity securities, derivatives, and government bonds traded in an active exchange market.

Level 2:

Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as Level 2. This level includes the majority of debt and general OTC derivatives such as swap, futures and options.

Level 3:

Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as Level 3. This level includes unlisted equity securities, structured bonds and OTC derivatives.

2)

Fair value hierarchy of financial assets and liabilities, which are not measured at fair value as of December 31, 2025 and 2024 are as follows. Fair value information for cash and deposits, whose carrying amount is a reasonable approximation of fair value, is not included as they are not measured at fair value. (Korean won in millions):

(December 31, 2025)

	Level 1		Level 2		Level 3		Total
Financial assets:
Loans at amortized cost	~~W~~	—	~~W~~	—	~~W~~	89,282,413	~~W~~	89,282,413
Securities at amortized cost		425,634		827,356		—		1,252,990
Other financial assets		—		—		1,616,005		1,616,005

Total	~~W~~	425,634	~~W~~	827,356	~~W~~	90,898,418	~~W~~	92,151,408

Financial liabilities:
Borrowings	~~W~~	—	~~W~~	5,358,784	~~W~~	—	~~W~~	5,358,784
Debentures		—		90,632,505		—		90,632,505
Other financial liabilities		—		—		3,271,166		3,271,166

Total	~~W~~	—	~~W~~	95,991,289	~~W~~	3,271,166	~~W~~	99,262,455

(December 31, 2024)

	Level 1		Level 2		Level 3		Total
Financial assets:
Loans at amortized cost	~~W~~	—	~~W~~	—	~~W~~	88,201,375	~~W~~	88,201,375
Securities at amortized cost		120,758		1,165,222		—		1,285,980
Other financial assets		—		—		1,590,204		1,590,204

Total	~~W~~	120,758	~~W~~	1,165,222	~~W~~	89,791,579	~~W~~	91,077,559

Financial liabilities:
Borrowings	~~W~~	—	~~W~~	6,485,001	~~W~~	—	~~W~~	6,485,001
Debentures		—		89,525,350		—		89,525,350
Other financial liabilities		—		—		2,676,478		2,676,478

Total	~~W~~	—	~~W~~	96,010,351	~~W~~	2,676,478	~~W~~	98,686,829

3)	Fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	~~W~~	—	~~W~~	3,089,667	~~W~~	1,728,060	~~W~~	4,817,727
Hedging derivative assets		—		556,591		2,904		559,495
Financial assets at FVOCI		3,414,033		3,514,092		16,967,527		23,895,652

	~~W~~	3,414,033	~~W~~	7,160,350	~~W~~	18,698,491	~~W~~	29,272,874

Financial liabilities:
Financial liabilities at FVTPL	~~W~~	—	~~W~~	1,618,025	~~W~~	590,546	~~W~~	2,208,571
Hedging derivative liabilities		—		539,293		751,183		1,290,476

	~~W~~	—	~~W~~	2,157,318	~~W~~	1,341,729	~~W~~	3,499,047

(December 31, 2024)

	Level 1		Level 2		Level 3		Total
Financial assets:
Financial assets at FVTPL	~~W~~	—	~~W~~	3,502,030	~~W~~	1,635,037	~~W~~	5,137,067
Hedging derivative assets		—		71,183		267		71,450
Financial assets at FVOCI		2,419,164		2,853,793		12,696,284		17,969,241

	~~W~~	2,419,164	~~W~~	6,427,006	~~W~~	14,331,588	~~W~~	23,177,758

Financial liabilities:
Financial liabilities at FVTPL	~~W~~	—	~~W~~	2,252,591	~~W~~	760,962	~~W~~	3,013,553
Hedging derivative liabilities		—		1,586,327		791,628		2,377,955

	~~W~~	—	~~W~~	3,838,918	~~W~~	1,552,590	~~W~~	5,391,508

4)	The valuation techniques and input variables of Level 2 financial instruments subsequently not measured at fair value as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at amortized cost
Debt securities	~~W~~	827,356	DCF Model	Discount rate
Financial liabilities
Borrowings	~~W~~	5,358,784	DCF Model	Discount rate
Debentures		90,632,505	DCF Model	Discount rate

(December 31, 2024)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at amortized cost
Debt securities	~~W~~	1,165,222	DCF Model	Discount rate
Financial liabilities
Borrowings	~~W~~	6,485,001	DCF Model	Discount rate
Debentures		89,525,350	DCF Model	Discount rate

5)	The valuation techniques and input variables of Level 3 financial instruments subsequently not measured at fair value as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	Fair value		Valuation techniques	Input variables
Financial assets
Loans at amortized cost	~~W~~	88,484,993	DCF Model	Discount rate
Other financial assets		1,616,005	Carrying amounts	—
Financial liabilities
Other financial liabilities	~~W~~	3,271,166	Carrying amounts	—

(December 31, 2024)

	Fair value		Valuation techniques	Input variables
Financial assets
Loans at amortized cost	~~W~~	88,201,375	DCF Model	Discount rate
Other financial assets		1,590,204	Carrying amounts	—
Financial liabilities
Other financial liabilities	~~W~~	2,676,478	Carrying amounts	—

6)	The valuation techniques and input variables of Level 2 financial instruments subsequently measured at fair value, as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at FVTPL:
Debt securities	~~W~~	2,070,061	DCF Model	Discount rate
Derivative assets for trading		1,019,606	DCF Model	Discount rate
Hedging derivative assets		556,591	DCF Model	Discount rate
Financial assets at FVOCI:
Debt securities		3,514,092	DCF Model	Discount rate
Financial liabilities
Financial liabilities at FVTPL:
Derivative liabilities for trading	~~W~~	1,618,025	DCF Model	Discount rate
Hedging derivative liabilities		539,293	DCF Model	Discount rate

(December 31, 2024)

	Fair value		Valuation techniques	Input variables
Financial assets
Financial assets at FVTPL:
Debt securities	~~W~~	2,037,855	DCF Model	Discount rate
Derivative assets for trading		1,464,175	DCF Model	Discount rate
Hedging derivative assets		71,183	DCF Model	Discount rate
Financial assets at FVOCI:
Debt securities		2,853,793	DCF Model	Discount rate
Financial liabilities
Financial liabilities at FVTPL:
Derivative liabilities for trading	~~W~~	2,252,591	DCF Model	Discount rate
Hedging derivative liabilities		1,586,327	DCF Model	Discount rate

7)

The valuation techniques and significant unobservable input variables of Level 3 financial instruments subsequently measured at fair value as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

	Fair value (Korean won in million)		Valuation techniques	Significant unobservable input factors	Range	Relationship between unobservable input factors and fair value estimates
Financial assets at FVTPL:
Unlisted share	~~W~~	37,030
Beneficiary certificates		459,926	NAV Methods	—	—	—
Paid-in capital		637,664
Derivatives		593,440	Hull-White Model	Correlation	-0.8 ~ 1.0	If correlation is increased(decreased), fair value is increased (decreased).
Hedging derivative assets
Derivatives	~~W~~	2,904	Hull-White Model	Correlation	-0.8 ~ 1.0	If correlation is increased(decreased), fair value is increased (decreased).
Financial assets at FVOCI:
Unlisted share	~~W~~	16,927,486	DCF Model Binomial Model NAV Methods Discounted Shareholder Cash Flow Methods	Discount rate Growth rate Volatility	7.06% ~ 18.84% 0.00% 43.73%	If discount rate is decreased (increased)/ if growth rate is increased (decreased)/ if volatility is increased(decreased), fair value is increased (decreased).
Paid-in capital		40,041	NAV Methods	—	—	—
Financial liabilities at FVTPL:
Derivatives	~~W~~	590,546	Hull-White Model	Correlation	-0.8 ~ 1.0	If correlation is increased(decreased), fair value is increased (decreased).
Hedging derivative liabilities
Derivatives	~~W~~	751,183	Hull-White Model	Correlation	-0.8 ~ 1.0	If correlation is increased(decreased), fair value is increased (decreased).

(December 31, 2024)

	Fair value (Korean won in million)		Valuation techniques	Significant unobservable input factors	Range	Relationship between unobservable input factors and fair value estimates
Financial assets at FVTPL:
Unlisted share	~~W~~	58,205
Beneficiary certificates		417,337	NAV Methods	—	—	—
Paid-in capital		404,826
Derivatives		754,670	Hull-White Model	Correlation	-0.8 ~ 1.0	If correlation is increased(decreased), fair value is increased (decreased).
Hedging derivative assets
Derivatives	~~W~~	267	Hull-White Model	Correlation	-0.8 ~ 1.0	If correlation is increased(decreased), fair value is increased (decreased).
Financial assets at FVOCI:
Unlisted share	~~W~~	12,666,427	DCF Model Binomial Model NAV Methods Discounted Shareholder Cash Flow Methods	Discount rate Growth rate Volatility	6.54% ~ 13.26% 0.00% 44.63%	If discount rate is decreased (increased)/ if growth rate is increased (decreased)/ if volatility is increased(decreased), fair value is increased (decreased).
Paid-in capital		29,857	NAV Methods	—	—	—
Financial liabilities at FVTPL:
Derivatives	~~W~~	760,962	Hull-White Model	Correlation	-0.8 ~ 1.0	If correlation is increased(decreased), fair value is increased (decreased).
Hedging derivative liabilities
Derivatives	~~W~~	791,628	Hull-White Model	Correlation	-0.8 ~ 1.0	If correlation is increased(decreased), fair value is increased (decreased).

Changes in Level 3 financial assets that are measured at fair value for the years ended December 31, 2025 and 2024 are as follows (Korean won in millions):

(2025)

	Beginning balance		Profit (Loss)		Other comprehensive income (loss)		Purchases / Issues		Sales / Settlements		Ending balance
Financial assets
Securities at FVTPL	~~W~~	880,367	~~W~~	60,670	~~W~~	—	~~W~~	309,770	~~W~~	(116,187)	~~W~~	1,134,620
Derivative assets for trading		754,670		(157,914)		—		—		(3,316)		593,440
Hedging derivative assets		267		2,637		—		—		—		2,904
Financial assets at FVOCI		12,696,284		—		4,271,771		468		(996)		16,967,527

Total	~~W~~	14,331,588	~~W~~	(94,607)	~~W~~	4,271,771	~~W~~	310,238	~~W~~	(120,499)	~~W~~	18,698,491

Financial liabilities
Derivative liabilities for trading	~~W~~	760,962	~~W~~	(166,958)	~~W~~	—	~~W~~	200	~~W~~	(3,658)	~~W~~	590,546
Hedging derivative liabilities		791,628		(40,445)		—		—		—		751,183

Total	~~W~~	1,552,590	~~W~~	(207,403)	~~W~~	—	~~W~~	200	~~W~~	(3,658)	~~W~~	1,341,729

(2024)

	Beginning balance		Profit (Loss)		Other comprehensive income (loss)		Purchases / Issues		Sales / Settlements		Ending balance
Financial assets
Securities at FVTPL	~~W~~	667,444	~~W~~	20,814	~~W~~	—	~~W~~	261,942	~~W~~	(69,833)	~~W~~	880,367
Loans at FVTPL		3,703		—		—		—		(3,703)		—
Derivative assets for trading		588,726		163,041		—		10,872		(7,969)		754,670
Hedging derivative assets		9,099		(8,832)		—		—		—		267
Financial assets at FVOCI		10,086,177		—		784,085		2,000,962		(174,940)		12,696,284

Total	~~W~~	11,355,149	~~W~~	175,023	~~W~~	784,085	~~W~~	2,273,776	~~W~~	(256,445)	~~W~~	14,331,588

Financial liabilities
Derivative liabilities for trading	~~W~~	587,315	~~W~~	183,626	~~W~~	—	~~W~~	—	~~W~~	(9,979)	~~W~~	760,962
Hedging derivative liabilities		569,726		222,288		—		—		(386)		791,628

Total	~~W~~	1,157,041	~~W~~	405,914	~~W~~	—	~~W~~	—	~~W~~	(10,365)	~~W~~	1,552,590

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the year and total gains or losses for financial instruments held at the end of the reporting period in the separate statement of comprehensive income for the years ended December 31, 2025 and 2024 are as follows (Korean won in millions):

	Net gain (loss) from financial investments
	2025		2024
Total gains (losses) on financial assets held at the end of year	~~W~~	(94,607)	~~W~~	175,024
Total gains (losses) on financial liabilities held at the end of year		207,403		(405,914)
Total gains (losses) included in profit or loss for the year		112,796		(230,890)

The sensitivity of fair value analysis for the Level 3 financial instruments

The Bank performed the sensitivity analysis for the Level 3 financial instruments for which fair value would be measured differently upon reasonably possible alternative assumptions. The Bank classified the effect from changes upon the alternative assumptions into favorable effect and unfavorable effect and presented the most favorable effect or the most unfavorable effect in the table hereunder. Shares are the financial instruments subject to sensitivity analysis, which are classified as Level 3 and of which changes in fair value are recognized as other comprehensive income. Meanwhile, equity instruments, which are recognized as cost among the financial instruments and are classified as Level 3 are excluded from the sensitivity analysis.

Sensitivity analysis details per market risk variable of each Level 3 financial instrument held and measured at fair value as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

Details(*1)	Profit or loss				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable

Financial assets:
Financial assets at FVOCI (*2,3)	~~W~~	—	~~W~~	—	~~W~~	118,003	~~W~~	(112,316)

(December 31, 2024)

Details(*1)	Profit or loss				Other comprehensive income (loss)
	Favorable		Unfavorable		Favorable		Unfavorable

Financial assets:
Financial assets at FVOCI (*2,3)	~~W~~	—	~~W~~	—	~~W~~	80,231	~~W~~	(61,498)

(*1)

The above level 3 financial instruments exclude which are practically impossible to perform sensitivity analysis effected by input variables amounting to ~~W~~6,558,310 million and ~~W~~6,558,310 million as of December 31, 2025 and 2024, respectively.

(*2)	Changes in fair value are computed by increasing or decreasing the volatility of the underlying asset by 10%, which are unobservable inputs.
(*3)	Changes in fair value of shares are computed by increasing or decreasing growth rate by 0.5% and discount rate by 1%, which are unobservable inputs.

5-2. Classification by categories of financial instruments

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

	Financial assets at FVTPL		Financial assets at amortized cost		Financial assets FVOCI		Hedging derivative assets		Total

Financial assets:
Cash and due from financial institutions	~~W~~	—	~~W~~	7,628,247	~~W~~	—	~~W~~	—	~~W~~	7,628,247
Financial assets at FVTPL		4,817,727		—		—		—		4,817,727
Hedging derivative assets		—		—		—		559,495		559,495
Loans at amortized cost		—		89,282,413		—		—		89,282,413
Financial investments		—		1,288,351		23,895,652		—		25,184,003
Other financial assets		—		1,616,005		—		—		1,616,005

Total	~~W~~	4,817,727	~~W~~	99,815,016	~~W~~	23,895,652	~~W~~	559,495	~~W~~	129,087,890

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities:
Financial liabilities at FVTPL	~~W~~	2,208,571	~~W~~	—		—	~~W~~	2,208,571
Hedging derivative liabilities		—		—		1,290,476		1,290,476
Borrowings		—		5,442,442		—		5,442,442
Debentures		—		91,591,311		—		91,591,311
Other financial liabilities		—		3,271,166		—		3,271,166

Total	~~W~~	2,208,571	~~W~~	100,304,919	~~W~~	1,290,476	~~W~~	103,803,966

(December 31, 2024)

	Financial assets at FVTPL		Financial assets at amortized cost		Financial assets FVOCI		Hedging derivative assets		Total

Financial assets:
Cash and due from financial institutions	~~W~~	—	~~W~~	12,915,754	~~W~~	—	~~W~~	—	~~W~~	12,915,754
Financial assets at FVTPL		5,137,067		—		—		—		5,137,067
Hedging derivative assets		—		—		—		71,450		71,450
Loans at amortized cost		—		88,726,118		—		—		88,726,118
Financial investments		—		1,362,975		17,969,241		—		19,332,216
Other financial assets		—		1,590,204		—		—		1,590,204

Total	~~W~~	5,137,067	~~W~~	104,595,051	~~W~~	17,969,241	~~W~~	71,450	~~W~~	127,772,809

	Financial liabilities at FVTPL		Financial liabilities at amortized cost		Hedging derivative liabilities		Total
Financial liabilities:
Financial liabilities at FVTPL	~~W~~	3,013,553	~~W~~	—	~~W~~	—	~~W~~	3,013,553
Hedging derivative liabilities		—		—		2,377,955		2,377,955
Borrowings		—		6,853,985		—		6,853,985
Debentures		—		93,194,917		—		93,194,917
Other financial liabilities		—		2,676,478		—		2,676,478

Total	~~W~~	3,013,553	~~W~~	102,725,380	~~W~~	2,377,955	~~W~~	108,116,888

5-3. Offset of financial instruments

The Bank holds the financial instruments which grant it the rights to offset in case of default, insolvency, or bankruptcy of the counterparties though it does not meet the criteria for offsetting of K-IFRS No.1032. Cash collaterals do not meet the offsetting criteria in K-IFRS No.1032, but they can be set off with net amounts of financial instruments.

The effects of netting agreements as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

	Gross amounts of recognized financial assets (liabilities)	Gross amounts of recognized financial liabilities (assets) to be setoff	Net amounts of financial assets (liabilities) presented in the separate statement of financial position	Amount that is not offset in the separate statement of financial position
				Financial instruments	Cash collateral	Net amount
Financial assets:
Derivatives	~~W~~2,179,082	~~W~~—	~~W~~2,179,082	~~W~~(916,505)	~~W~~(398,232)	~~W~~ 864,345
Financial liabilities:
Derivatives	~~W~~3,494,664	~~W~~—	~~W~~3,494,664	~~W~~(916,505)	~~W~~(512,823)	~~W~~2,065,336

(December 31, 2024)

	Gross amounts of recognized financial assets (liabilities)		Gross amounts of recognized financial liabilities (assets) to be setoff		Net amounts of financial assets (liabilities) presented in the separate statement of financial position		Amount that is not offset in the separate statement of financial position
							Financial instruments		Cash collateral		Net amount
Financial assets:
Derivatives	~~W~~	2,295,528	~~W~~	—	~~W~~	2,295,528	~~W~~	(185,989)	~~W~~	—	~~W~~	2,109,539
Financial investments		540,710		—		540,710		(521,767)		—		18,943

Total	~~W~~	2,836,238	~~W~~	—	~~W~~	2,836,238	~~W~~	(707,756)	~~W~~	—	~~W~~	2,128,482

Financial liabilities:
Derivatives	~~W~~	5,375,843	~~W~~	—	~~W~~	5,375,843	~~W~~	(185,989)	~~W~~	(790,077)	~~W~~	4,399,777
Securities sold under repurchase agreement		521,767		—		521,767		(521,767)		—		—

Total	~~W~~	5,897,610	~~W~~	—	~~W~~	5,897,610	~~W~~	(707,756)	~~W~~	(790,077)	~~W~~	4,399,777

5-4. Transfer of financial assets

The Bank continues to recognize the financial assets related to repurchase agreements on the separate statement of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Since financial assets sold under repurchase agreements is sold to be repurchased at fixed prices, the Bank retains substantially all the risks and rewards of ownership of the asset. Details of carrying amounts of assets transferred and relevant liabilities as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
	Carrying amount of transferred assets	Carrying amount of relevant liabilities	Carrying amount of transferred assets	Carrying amount of relevant liabilities
Securities sold under repurchase agreement	~~W~~—	~~W~~—	~~W~~540,710	~~W~~521,767

6.	OPERATING SEGMENT:

Though the Bank conducts business activities related to financial services, in accordance with relevant laws, such as The Export-Import Bank of Korea Act, it does not report separate segment information, as management considers the Bank to be operating under one core business.

7.	CASH AND DUE FROM FINANCIAL INSTITUTIONS:

(1)	Cash and cash equivalents as of December 31, 2025 and 2024, are as follows (Korean won in millions):

Detail	Dec. 31, 2025		Dec. 31, 2024
Due from financial institutions in local currency	~~W~~	1,387,537	~~W~~	1,720,557
Due from financial institutions in foreign currencies		6,240,710		11,195,198

Subtotal		7,628,247		12,915,755

Restricted due from financial institutions		(1,794,820)		(3,358,479)
Due from financial institutions with original maturities of more than three months at acquisition date		(1,093,999)		(1,700,000)

Subtotal		(2,888,819)		(5,058,479)

Total (*1)	~~W~~	4,739,428	~~W~~	7,857,274

(*1)	It is equal to the due from financial institutions as presented in the separate statements of cash flows.

(2)	Details of due from financial institutions as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025			Dec. 31, 2024
Detail	Amount		Interest (%)	Amount		Interest (%)
Due from financial institutions in local currency:
Demand deposits	~~W~~	1,783	0.00~0.10	~~W~~	1,566	0.00~0.10
Time deposits		1,350,000	2.65~3.57		1,700,000	3.35~3.73
Others		6,000	1.65		5,900	1.65
Margin for derivatives		29,754	0.00		13,091	0.00

Subtotal		1,387,537			1,720,557

Due from financial institutions in foreign currencies:
Demand deposits		46,313	0.00		43,623	0.00
On demand		4,336,674	0.00~4.38		7,340,428	0.00~5.38
Offshore demand deposits		92,661	0.00~4.38		465,759	0.00~5.38
Others		947,751	5.33		2,565,498	5.33
Margin for derivatives		817,311	0.00		765,322	0.00
Margin for repurchase agreement		—	—		14,568	0.00

Subtotal		6,240,710			11,195,198

Total	~~W~~	7,628,247		~~W~~	12,915,755

(3)	Restricted due from financial institutions as of December 31, 2025 and 2024, are as follows (Korean won in millions):

Detail	Financial Institution	Dec. 31, 2025	Dec. 31, 2024	Reason for restriction
Others	Standard Chartered Bank and others	~~W~~1,794,820	~~W~~3,358,479	Credit Support Annex (CSA) for derivative transactions

8.	FINANCIAL ASSETS AT FVTPL:

Details of financial assets at FVTPL as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Securities at FVTPL
Debt securities in local currency
Paid-in capital	~~W~~	625,676	~~W~~	392,843
Beneficiary certificates		2,462,402		2,356,883

Subtotal		3,088,078		2,749,726

Debt securities in foreign currencies
Debentures		—		24,857
Paid-in capital		11,988		11,982
Beneficiary certificates		67,585		73,453

Subtotal		79,573		110,292

Equity securities in local currency
Shares		5,000		—
Equity securities in foreign currencies
Shares		32,030		58,205
Derivative assets for trading
Shares related		7,277		9,374
Interest rates related		812,171		1,033,970
Foreign currencies related		793,598		1,175,500

Subtotal		1,613,046		2,218,844

Total	~~W~~	4,817,727	~~W~~	5,137,067

9.	FINANCIAL INVESTMENTS:

Details of financial investments as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Financial assets at FVOCI
Debt securities in local currency
National and municipal bonds	~~W~~	998,777	~~W~~	715,502
Financial bonds		1,361,343		1,294,272

Subtotal		2,360,120		2,009,774

Equity securities in local currency
Shares (*1)		17,429,382		13,075,817
Paid-in capital		40,041		29,857

Subtotal		17,469,423		13,105,674

Debt securities in foreign currencies
Corporate bonds and etc. (*2)		3,486,817		2,853,792
Other securities		579,293		—

Subtotal		4,066,110		2,853,792

Securities at amortized cost
Debt securities in local currency
National bond		59,050		29,992
Financial bonds		209,343		90,430

Subtotal		268,393		120,422

Debt securities in foreign currencies
Corporate bonds and etc. (*2)		1,019,957		1,242,554

Total	~~W~~	25,184,003	~~W~~	19,332,216

(*1)

The fair value option through other comprehensive income was exercised for certain equity securities due to strategic holding requirements. The cumulative gains and losses from disposals amounted to ~~W~~248,540 million and ~~W~~244,823 million for the years ended December 31, 2025 and 2024, respectively. No reclassifications affecting cumulative gains or losses occurred during the years ended December 31, 2025 and 2024.
(*2)	It includes debt securities, which are pledged as collateral amounting to ~~W~~250,552 million and ~~W~~782,836 million as of December 31, 2025 and 2024, respectively.

10.	LOANS AT AMORTIZED COST:

Loans as presented below exclude loan valuation adjustment related to fair value hedging amounting to ~~W~~(58) million as of December 31, 2024.

(1)	Details of loans as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Detail	Dec. 31, 2025		Dec. 31, 2024
Loans in local currency	Loans for export	~~W~~	16,766,624	~~W~~	16,816,859
	Loans for foreign investments		2,201,836		2,101,491
	Loans for import		7,901,490		7,470,711
	Troubled debt Restructuring		1,196,309		1,866,073
	Others		20,190		22,355

	Subtotal		28,086,449		28,277,489

Loans in foreign currencies	Loans for export		24,060,174		22,194,532
	Loans for foreign investments		29,667,259		30,123,583
	Loans for rediscounted trading notes		430,470		499,800
	Loans for import		4,088,895		4,995,337
	Overseas funding loans		892,868		1,041,416
	Loans for foreign economic cooperation		907,722		861,494
	Others		4,853		8,285

	Subtotal		60,052,241		59,724,447

Others	Domestic usance bills		121,369		162,044
	Foreign-currency bills bought		1,225,294		1,177,430
	Advance payments on acceptances and guarantees		18,335		18,784
	Call loans		1,804,545		2,286,900
	Interbank loans in foreign currencies		354,209		167,148
	Privately placement corporate bonds in local currency		—		31,200

	Subtotal		3,523,752		3,843,506

	Total		91,662,442		91,845,442
Net deferred origination fees and costs			(443,065)		(453,954)
Allowance for credit losses			(1,936,964)		(2,665,312)

	Total	~~W~~	89,282,413	~~W~~	88,726,176

(2)	Loans classified by type of customers as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

	Detail	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Customer	Large enterprise	~~W~~	9,789,950	~~W~~	34,050,400	~~W~~	173,177	~~W~~	44,013,527	60.08
	Small and medium sized enterprise		7,722,457		7,255,319		256,392		15,234,168	20.79
	Public sector and others		3,841,923		9,041,984		1,127,554		14,011,461	19.13

	Subtotal		21,354,330		50,347,703		1,557,123		73,259,156	100.00

	Net deferred loan origination fees and costs		(6,847)		(425,428)		—		(432,275)
	Allowance for credit losses		(549,859)		(1,070,977)		(22,681)		(1,643,517)

	Subtotal		20,797,624		48,851,298		1,534,442		71,183,364

Financial institution	Bank		6,522,119		2,707,506		1,763,577		10,993,202	59.73
	Others		210,000		6,997,032		203,052		7,410,084	40.27

	Subtotal		6,732,119		9,704,538		1,966,629		18,403,286	100.00

	Net deferred loan origination fees and costs		(187)		(10,604)		—		(10,791)
	Allowance for credit losses		(592)		(292,704)		(150)		(293,446)

	Subtotal		6,731,340		9,401,230		1,966,479		18,099,049

	Total	~~W~~	27,528,964	~~W~~	58,252,528	~~W~~	3,500,921	~~W~~	89,282,413

(December 31, 2024)

	Detail	Loans in local currency		Loans in foreign currencies		Others		Total		Ratio (%)
Customer	Large enterprise	~~W~~	10,814,081	~~W~~	33,950,210	~~W~~	287,260	~~W~~	45,051,551	60.40
	Small and medium sized enterprise		7,465,206		6,679,690		286,385		14,431,281	19.35
	Public sector and others		3,930,636		10,337,358		833,229		15,101,223	20.25

	Subtotal		22,209,923		50,967,258		1,406,874		74,584,055	100.00

	Net deferred loan origination fees and costs		(7,216)		(438,242)		—		(445,458)
	Allowance for credit losses		(1,052,831)		(1,286,426)		(24,959)		(2,364,216)

	Subtotal		21,149,876		49,242,590		1,381,915		71,774,381

Financial institution	Bank		5,857,566		2,528,989		2,223,508		10,610,063	61.47
	Others		210,000		6,228,200		213,124		6,651,324	38.53

	Subtotal		6,067,566		8,757,189		2,436,632		17,261,387	100.00

	Net deferred loan origination fees and costs		(283)		(8,213)		—		(8,496)
	Allowance for credit losses		(707)		(300,244)		(145)		(301,096)

	Subtotal		6,066,576		8,448,732		2,436,487		16,951,795

	Total	~~W~~	27,216,452	~~W~~	57,691,322	~~W~~	3,818,402	~~W~~	88,726,176

(3)	Changes in allowance for credit losses for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

	12 months expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Beginning balance	~~W~~	433,269	~~W~~	1,621,309	~~W~~	610,734	~~W~~	2,665,312
- Transfer to 12 months expected credit losses		—		—		—		—
- Transfer to lifetime expected credit losses		(3,448)		3,448		—		—
- Transfer to credit-impaired financial assets		(799)		(887)		1,686		—
Written-off		—		—		(3,526)		(3,526)
Collection		—		—		4,670		4,670
Loan-for-equity swap		—		—		(11,790)		(11,790)
Others		251		—		—		251
Unwinding effect		—		—		(983)		(983)
Foreign exchange translation		(2,117)		(14,948)		(10,761)		(27,826)
Additional provisions (reversal of provisions)		(55,914)		(648,293)		15,063		(689,144)

Ending balance	~~W~~	371,242	~~W~~	960,629	~~W~~	605,093	~~W~~	1,936,964

(2024)

	12 months expected credit losses		Lifetime expected credit losses		Credit- impaired financial assets		Total
Beginning balance	~~W~~	325,201	~~W~~	1,272,952	~~W~~	453,238	~~W~~	2,051,391
- Transfer to 12 months expected credit losses		167,220		(167,200)		(20)		—
- Transfer to lifetime expected credit losses		(13,466)		14,279		(813)		—
- Transfer to credit-impaired financial assets		(657)		(335)		992		—
Written-off		—		—		(9,921)		(9,921)
Collection		—		—		9,245		9,245
Loan-for-equity swap		—		—		(118,292)		(118,292)
Unwinding effect		—		—		(1,031)		(1,031)
Foreign exchange translation		14,915		101,774		41,325		158,014
Additional provisions (reversal of provisions)		(59,944)		399,839		236,011		575,906

Ending balance	~~W~~	433,269	~~W~~	1,621,309	~~W~~	610,734	~~W~~	2,665,312

11.	INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES:

(1)	Details of investments in subsidiaries and associates as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Company	Detail	Location	Business	Year-end	Ownership (%)	Net asset (*1)		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Financial service	December	100.00	~~W~~	212,176	~~W~~	138,312
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Financial service	December	97.52		95,227		90,076
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Financial service	December	100.00		95,923		57,755
KEXIM Asia Limited	Subsidiary	Hong Kong	Financial service	December	100.00		273,340		167,839
KEXIM Global(Singapore) Ltd.	Subsidiary	Singapore	Financial service	December	100.00		466,564		372,510
EXIM PLUS Co., Ltd.	Subsidiary	Korea	Service	December	100.00		2,387		950
Credit Guarantee and Investment Fund (*2)	Associate	Philippines	Financial service	December	14.80		306,138		197,820
Korea Aerospace Industries. Ltd.	Associate	Korea	Manufacturing	December	26.41		500,747		968,743
KB-Badgers Future Mobility ESG Fund I	Associate	Korea	Financial service	December	22.73		7,383		10,795
WWG Green New Deal PEF	Associate	Korea	Financial service	December	25.00		11,380		12,268
Corporate Structure Innovation PEF IV	Associate	Korea	Financial service	December	22.00		54,253		54,279
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO INVESTMENT LIMITED PARTNERSHIP	Associate	Korea	Financial service	December	23.58		24,410		25,000
STIC K-Growth Private Equity Fund	Associate	Korea	Financial service	December	21.57		18,705		20,003
Wonik M&A 2024 Private Equity Fund	Associate	Korea	Financial service	December	25.00		16,646		17,250
Corporate Structure Innovation PEF V	Associate	Korea	Financial service	December	22.02		28,304		28,493
Daishin Growth Capital 2024 Private Equity Fund	Associate	Korea	Financial service	December	20.00		15,274		15,828
ET Private Equity Fund	Associate	Korea	Financial service	December	22.60		2,116		2,538
Corporate Structure Innovation PEF VI	Associate	Korea	Financial service	December	21.67		42		109
CLSA Korea Private Equity Fund I	Associate	Korea	Financial service	December	24.51		12,499		12,500

Total								~~W~~	2,193,068

(December 31, 2024)

Company	Detail	Location	Business	Year-end	Ownership (%)	Net asset (*1)		Carrying amount
KEXIM Bank UK Limited	Subsidiary	United Kingdom	Financial service	December	100.00	~~W~~	193,206	~~W~~	138,312
PT.KOEXIM Mandiri Finance	Subsidiary	Indonesia	Financial service	December	97.52		97,411		90,076
KEXIM Vietnam Leasing Co.	Subsidiary	Vietnam	Financial service	December	100.00		94,776		57,755
KEXIM Asia Limited	Subsidiary	Hong Kong	Financial service	December	100.00		262,662		167,839
KEXIM Global(Singapore) Ltd.	Subsidiary	Singapore	Financial service	December	100.00		458,180		372,510
EXIM PLUS Co., Ltd.	Subsidiary	Korea	Service	December	100.00		1,809		950
Credit Guarantee and Investment Fund (*2)	Associate	Philippines	Financial service	December	14.80		294,882		197,820
KTB Newlake Global Healthcare PEF	Associate	Korea	Financial service	December	24.99		2,642		3,337
Korea Aerospace Industries. Ltd.	Associate	Korea	Manufacturing	December	26.41		450,565		968,743
KB-Badgers Future Mobility ESG Fund I	Associate	Korea	Financial service	December	22.73		7,284		10,045
WWG Green New Deal PEF	Associate	Korea	Financial service	December	25.00		9,268		9,925
Corporate Structure Innovation PEF IV	Associate	Korea	Financial service	December	22.20		20,679		21,049
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO INVESTMENT LIMITED PARTNERSHIP	Associate	Korea	Financial service	December	23.58		24,853		25,000
STIC K-Growth Private Equity Fund	Associate	Korea	Financial service	December	21.57		7,882		8,518
Wonik M&A 2024 Private Equity Fund	Associate	Korea	Financial service	December	25.00		8,588		8,950
Corporate Structure Innovation PEF V	Associate	Korea	Financial service	December	22.02		864		951

Total								~~W~~	2,081,780

(*1)	In cases of associates, the amounts represent net asset after taking into account percentage of ownership.
(*2)

As of December 31, 2025 and 2024, the entity is classified into an associate because the Bank has significant influence in the way of representation on the board of directors or equivalent governing body of the investee.

(2)	Changes in investments in subsidiaries and associates for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

Company	Detail	Beginning balance		Acquisitions		Disposals		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	~~W~~	138,312	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	138,312
PT.KOEXIM Mandiri Finance	Subsidiary		90,076		—		—		—		90,076
KEXIM Vietnam Leasing Co.	Subsidiary		57,755		—		—		—		57,755
KEXIM Asia Limited	Subsidiary		167,839		—		—		—		167,839
KEXIM Global(Singapore) Ltd.	Subsidiary		372,510		—		—		—		372,510
EXIM PLUS Co., Ltd.	Subsidiary		950		—		—		—		950
Credit Guarantee and Investment Fund	Associate		197,820		—		—		—		197,820
KTB Newlake Global Healthcare PEF	Associate		3,337		—		(3,337)		—		—
Korea Aerospace Industries. Ltd.	Associate		968,743		—		—		—		968,743
KB-Badgers Future Mobility ESG Fund I	Associate		10,045		750		—		—		10,795
WWG Green New Deal PEF	Associate		9,925		2,343		—		—		12,268
Corporate Structure Innovation PEF IV	Associate		21,049		38,258		(5,028)		—		54,279
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO INVESTMENT LIMITED PARTNERSHIP	Associate		25,000		—		—		—		25,000
STIC K-Growth Private Equity Fund	Associate		8,518		11,485		—		—		20,003
Wonik M&A 2024 Private Equity Fund	Associate		8,950		8,300		—		—		17,250
Corporate Structure Innovation PEF V	Associate		951		27,542		—		—		28,493
Daishin Growth Capital 2024 Private Equity Fund	Associate		—		15,828		—		—		15,828
ET Private Equity Fund	Associate		—		2,538		—		—		2,538
Corporate Structure Innovation PEF VI	Associate		—		109		—		—		109
CLSA Korea Private Equity Fund I	Associate		—		12,500		—		—		12,500

Total		~~W~~	2,081,780	~~W~~	119,655	~~W~~	(8,365)	~~W~~	—	~~W~~	2,193,068

(2024)

Company	Detail	Beginning balance		Acquisitions		Disposals		Impairment loss		Ending balance
KEXIM Bank UK Limited	Subsidiary	~~W~~	138,312	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	138,312
PT.KOEXIM Mandiri Finance	Subsidiary		90,076		—		—		—		90,076
KEXIM Vietnam Leasing Co.	Subsidiary		57,755		—		—		—		57,755
KEXIM Asia Limited	Subsidiary		167,839		—		—		—		167,839
KEXIM Global(Singapore) Ltd.	Subsidiary		372,510		—		—		—		372,510
EXIM PLUS Co., Ltd.	Subsidiary		950		—		—		—		950
Credit Guarantee and Investment Fund	Associate		197,820		—		—		—		197,820
KTB Newlake Global Healthcare PEF	Associate		3,337		—		—		—		3,337
Korea Aerospace Industries. Ltd.	Associate		968,743		—		—		—		968,743
KB-Badgers Future Mobility ESG Fund I	Associate		4,265		5,780		—		—		10,045
WWG Green New Deal PEF	Associate		3,475		6,450		—		—		9,925
Corporate Structure Innovation PEF IV	Associate		544		20,505		—		—		21,049
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO LIMITED PARTNERSHIP	Associate		—		25,000		—		—		25,000
STIC K-Growth Private Equity Fund	Associate		—		8,518		—		—		8,518
Wonik M&A 2024 Private Equity Fund	Associate		—		8,950		—		—		8,950
Corporate Structure Innovation PEF V	Associate		—		951		—		—		951

Total		~~W~~	2,005,626	~~W~~	76,154	~~W~~	—	~~W~~	—	~~W~~	2,081,780

(3)	Summarized financial information of subsidiaries and associates as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Company	Assets		Liabilities		Operating income (loss)		Profit (loss) for the year		Total comprehensive income (loss)

KEXIM Bank UK Limited	~~W~~	1,169,052	~~W~~	956,876	~~W~~	9,827	~~W~~	7,323	~~W~~	19,322
PT.KOEXIM Mandiri Finance		253,573		158,346		5,371		3,727		(2,184)
KEXIM Vietnam Leasing Co.		216,432		120,510		3,780		3,379		1,205
KEXIM Asia Limited		1,553,845		1,280,505		15,748		13,158		11,026
KEXIM Global(Singapore) Ltd.		1,537,211		1,070,647		16,535		15,063		9,796
EXIM PLUS Co., Ltd.		6,032		3,645		487		578		578
Credit Guarantee and Investment Fund		2,257,663		189,357		46,598		59,854		123,432
Korea Aerospace Industries. Ltd.		10,370,254		8,474,410		269,190		187,313		174,695
KB-Badgers Future Mobility ESG Fund I		32,486		—		(2,858)		(2,858)		(2,858)
WWG Green New Deal PEF		45,757		235		(920)		(920)		(920)
Corporate Structure Innovation PEF IV		247,663		1,017		1,555		1,555		1,555
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO INVESTMENT LIMITED PARTNERSHIP		103,877		379		(1,786)		(1,876)		(1,876)
STIC K-Growth Private Equity Fund		88,064		1,349		(3,040)		(3,040)		(3,040)
Wonik M&A 2024 Private Equity Fund		67,078		493		(968)		(968)		(968)
Corporate Structure Innovation PEF V		129,435		910		(460)		(460)		(460)
Daishin Growth Capital 2024 Private Equity Fund		77,078		709		(2,628)		(2,628)		(2,628)
ET Private Equity Fund		10,222		860		(1,705)		(1,705)		(1,705)
Corporate Structure Innovation PEF VI		500		308		(308)		(308)		(308)
CLSA Korea Private Equity Fund I		51,000		4		(4)		(4)		(4)

(December 31, 2024)

Company	Assets		Liabilities		Operating income (loss)		Profit (loss) for the year		Total comprehensive income (loss)
KEXIM Bank UK Limited	~~W~~	1,080,734	~~W~~	887,528	~~W~~	6,809	~~W~~	5,055	~~W~~	28,054
PT.KOEXIM Mandiri Finance		262,145		164,734		5,018		3,525		11,436
KEXIM Vietnam Leasing Co.		216,837		122,062		1,496		1,030		12,618
KEXIM Asia Limited		1,355,010		1,092,348		8,307		6,987		43,202
KEXIM Global(Singapore) Ltd.		886,621		428,442		17,124		14,284		69,502
EXIM PLUS Co., Ltd.		2,976		1,167		135		260		260
Credit Guarantee and Investment Fund		2,167,526		175,077		66,690		66,690		425,224
KTB Newlake Global Healthcare PEF		10,571		1		(48)		(48)		(48)
Korea Aerospace Industries. Ltd.		8,018,594		6,291,418		240,718		170,895		155,974
KB-Badgers Future Mobility ESG Fund I		32,051		—		(8,304)		(8,304)		(8,304)
WWG Green New Deal PEF		37,266		194		(783)		(783)		(783)
Corporate Structure Innovation PEF IV		94,166		1,017		(1,118)		(1,118)		(1,118)
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO INVESTMENT LIMITED PARTNERSHIP		105,752		377		(625)		(625)		(625)
STIC K-Growth Private Equity Fund		37,894		1,354		(2,948)		(2,948)		(2,948)
Wonik M&A 2024 Private Equity Fund		34,821		467		(1,446)		(1,446)		(1,446)
Corporate Structure Innovation PEF V		4,318		396		(396)		(396)		(396)

12.	PROPERTY, PLANT AND EQUIPMENT:

(1)	Details of property, plant and equipment as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Detail	Acquisition cost		Accumulated depreciation		Government grants		Carrying amount

Lands	~~W~~	193,406	~~W~~	—	~~W~~	—	~~W~~	193,406
Buildings		182,055		(51,200)		(16)		130,839
Leasehold improvements		3,357		(1,824)		—		1,533
Vehicles		5,259		(4,471)		(45)		743
Furniture and fixture		90,841		(66,908)		—		23,933

Total	~~W~~	474,918	~~W~~	(124,403)	~~W~~	(61)	~~W~~	350,454

(December 31, 2024)

Detail	Acquisition cost		Accumulated depreciation		Government grants		Carrying amount

Lands	~~W~~	192,598	~~W~~	—	~~W~~	—	~~W~~	192,598
Buildings		107,000		(47,975)		(17)		59,008
Leasehold improvements		2,425		(1,281)		—		1,144
Vehicles		4,847		(4,119)		(66)		662
Furniture and fixture		84,502		(57,109)		—		27,393
Construction in progress		45,241		—		—		45,241

Total	~~W~~	436,613	~~W~~	(110,484)	~~W~~	(83)	~~W~~	326,046

(2)	Changes in property, plant and equipment for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

Detail	Beginning balance		Acquisitions		Disposals		Depreciation		Others		Ending balance
Lands	~~W~~	192,598	~~W~~	808	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	193,406
Buildings		59,008		2,473		—		(3,225)		72,583		130,839
Leasehold improvements		1,144		933		—		(544)		—		1,533
Vehicles		662		528		—		(447)		—		743
Furniture and fixture		27,393		7,632		(13)		(11,166)		87		23,933
Construction in progress		45,241		27,429		—		—		(72,670)		—

Total	~~W~~	326,046	~~W~~	39,803	~~W~~	(13)	~~W~~	(15,382)	~~W~~	—	~~W~~	350,454

(2024)

Detail	Beginning balance		Acquisitions		Disposals		Depreciation		Others		Ending balance
Lands	~~W~~	191,259	~~W~~	1,339	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	192,598
Buildings		56,525		4,486		—		(2,003)		—		59,008
Leasehold improvements		754		755		—		(365)		—		1,144
Vehicles		1,009		150		—		(497)		—		662
Furniture and fixture		23,308		13,564		(1)		(9,478)		—		27,393
Construction in progress		19,880		25,361		—		—		—		45,241

Total	~~W~~	292,735	~~W~~	45,655	~~W~~	(1)	~~W~~	(12,343)	~~W~~	—	~~W~~	326,046

13.	INTANGIBLE ASSETS:

(1)	Details of intangible assets as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Detail	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount

Computer software	~~W~~	52,573	~~W~~	(38,768)	~~W~~	—	~~W~~	13,805
System development fees		120,576		(75,318)		—		45,258
Memberships		1,974		—		(166)		1,808

Total	~~W~~	175,123	~~W~~	(114,086)	~~W~~	(166)	~~W~~	60,871

(December 31, 2024)

Detail	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount

Computer software	~~W~~	48,665	~~W~~	(34,210)	~~W~~	—	~~W~~	14,455
System development fees		105,532		(65,281)		—		40,251
Memberships		4,014		—		(166)		3,848

Total	~~W~~	158,211	~~W~~	(99,491)	~~W~~	(166)	~~W~~	58,554

(2)	Changes in intangible assets for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

Detail	Beginning balance		Acquisitions		Disposals	Amortization		Others		Ending balance
Computer software	~~W~~	14,455	~~W~~	3,908	~~W~~—	~~W~~	(4,558)	~~W~~	—	~~W~~	13,805
System development fees		40,251		15,044	—		(10,037)		—		45,258
Memberships		3,848		—	—		—		(2,040)		1,808

Total	~~W~~	58,554	~~W~~	18,952	~~W~~—	~~W~~	(14,595)	~~W~~	(2,040)	~~W~~	60,871

(2024)

Detail	Beginning balance		Acquisitions		Disposals		Amortization		Ending balance
Computer software	~~W~~	11,122	~~W~~	7,062	~~W~~	—	~~W~~	(3,729)	~~W~~	14,455
System development fees		31,558		15,424		—		(6,731)		40,251
Memberships		3,657		309		(118)		—		3,848

Total	~~W~~	46,337	~~W~~	22,795	~~W~~	(118)	~~W~~	(10,460)	~~W~~	58,554

14.	OTHER ASSETS:

(1)	Details of other assets as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Other financial assets:
Guarantee deposits	~~W~~	51,107	~~W~~	45,468
Accounts receivable		17,623		110,781
Accrued income		1,566,486		1,446,172
Receivable spot exchange		63		61
Allowance for credit losses on other assets		(19,274)		(12,278)

Subtotal		1,616,005		1,590,204

Other assets:
Advance payments		269		258
Prepaid expenses		12,630		24,103
Current income tax asset		—		1,859
Sundry assets		27,617		28,647

Subtotal		40,516		54,867

Total	~~W~~	1,656,521	~~W~~	1,645,071

(2)	Changes in allowance for credit losses on other assets for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Beginning balance	~~W~~	12,278	~~W~~	13,980
Written-off		(41)		(24)
Effects of foreign exchange rate changes		(95)		—
Additional provisions (reversal of provisions)		7,132		(1,678)

Ending balance	~~W~~	19,274	~~W~~	12,278

15.	BORROWINGS:

(1)	Details of borrowings as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Detail	Lender	Interest rate (%)	Amount
Borrowings in foreign currencies:
Short-term borrowings from foreign financial institutions	CREDIT AGRICOLE CIB, SEOUL (FR)	EURIBOR 3M + 0.38	~~W~~	252,858
Long-term borrowings from foreign financial institutions	MUFG BANK SEOUL BRANCH (JP) and others	JPY TONA ON + 0.29 ~ USD Term SOFR 1M + 0.78		2,446,871
Commercial papers denominated in foreign currencies	JP MORGAN SECURITIES PLC.(GB)	2.08 ~ 4.01		1,626,803
Offshore commercial papers denominated in foreign currencies	CITIGROUP GLOBAL MARKETS LIMITED(US) and others	2.04 ~ 4.41		593,472
Others (Foreign banks)	Bank of America NEW YORK and others	0.09 ~ 0.70		121,369
Others (CSA)	SHINHAN BANK and others	0.00 ~ 5.33		401,069

Total			~~W~~	5,442,442

(December 31, 2024)

Detail	Lender	Interest rate (%)	Amount
Securities sold under repurchase agreement:
Securities sold under repurchase agreement	ING BANK	4.79	~~W~~	521,767
Borrowings in foreign currencies:
Long-term borrowings from foreign financial institutions	MUFG BANK SEOUL BRANCH (JP) and others	EURIBOR 3M+0.25 ~ USD Term SOFR 3M+0.83		4,778,564
Commercial papers denominated in foreign currencies	JPMORGAN CHASE BANK, N.A.(US) and others	4.58 ~ 4.63		220,500
Offshore commercial papers denominated in foreign currencies	CITIGROUP GLOBAL Markets LIMITED(US) and others	3.02 ~ 5.43		1,126,010
Others (Foreign banks)	THE HONGKONG AND SHANGHAI BANKING CORPORATION and others	0.09 ~ 0.70		162,044
Others (CSA)	UBS and others	0.00 ~ 5.33		45,100

Subtotal				6,332,218

Total			~~W~~	6,853,985

(2)	Details of the borrowings from other financial institutions as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Type	Securities sold under repurchase agreement		Borrowings in foreign currencies		Total
Commercial banks	~~W~~	—	~~W~~	5,442,442	~~W~~	5,442,442

(December 31, 2024)

Type	Securities sold under repurchase agreement		Borrowings in foreign currencies		Total
Commercial banks	~~W~~	521,767	~~W~~	6,332,218	~~W~~	6,853,985

16.	DEBENTURES:

Details of debentures as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025			Dec. 31, 2024
Detail	Interest rate (%)	Amount		Interest rate (%)	Amount
Local currency:
Floating rate	31-DayCD+0.03~ 31-DayCD+0.12	~~W~~	3,740,000	31-DayCD+0.11~ 31-DayCD+0.35	~~W~~	4,560,000
Fixed rate	1.45~ 5.67		24,370,000	1.11 ~ 7.80		24,860,000

Subtotal			28,110,000			29,420,000

Fair value hedging adjusting			(1,397,221)			(2,357,334)
Discount on debentures			(62,109)			(104,803)

Subtotal			26,650,670			26,957,863

Foreign currencies:
Floating rate	USD SOFR ON + 0.27 ~ MXN TIIE 28D + 0.2		7,595,638	AUD BBSW 3M+0.8 ~ MXN TIIE 28D+0.2		5,654,576
Fixed rate	0.00 ~ 13.75		57,514,334	0.00 ~ 11.90		60,751,479

Subtotal			65,109,972			66,406,055

Fair value hedging adjusting			144			43
Discount on debentures			(169,475)			(169,044)

Subtotal			64,940,641			66,237,054

Total		~~W~~	91,591,311		~~W~~	93,194,917

17.	PROVISIONS:

(1)	Details of provisions as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Provisions for acceptances and guarantees	~~W~~	847,222	~~W~~	1,009,329
Provisions for unused loan commitments		131,897		141,584
Provisions for others		25,028		25,027

Total	~~W~~	1,004,147	~~W~~	1,175,940

(2)	Changes in provisions for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

	Acceptances and guarantees
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	~~W~~	65,795	~~W~~	737,403	~~W~~	206,131	~~W~~	1,009,329
- Transfer to 12 month expected credit losses		—		—		—		—
- Transfer to lifetime expected credit losses		—		—		—		—
- Transfer to credit-impaired financial assets		(4)		—		4		—
Foreign exchange translation		(587)		(10,805)		(4,043)		(15,435)
Reversal of provisions		(13,983)		(79,890)		(52,799)		(146,672)

Ending balance	~~W~~	51,221	~~W~~	646,708	~~W~~	149,293	~~W~~	847,222

	Unused loan commitments
	12 month expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	~~W~~	88,753	~~W~~	48,237	~~W~~	4,594	~~W~~	141,584
- Transfer to 12 month expected credit losses		—		—		—		—
- Transfer to lifetime expected credit losses		(15)		15		—		—
- Transfer to credit-impaired financial assets		—		—		—		—
Foreign exchange translation		303		—		—		303
Additional provisions (reversal of provisions)		(9,787)		4,110		(4,313)		(9,990)

Ending balance	~~W~~	79,254	~~W~~	52,362	~~W~~	281	~~W~~	131,897

(2024)

	Acceptances and guarantees
	12 months expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	~~W~~	57,076	~~W~~	717,864	~~W~~	139,802	~~W~~	914,742
- Transfer to 12 months expected credit losses		7,050		(7,050)		—		—
- Transfer to lifetime expected credit losses		—		—		—		—
- Transfer to credit-impaired financial assets		(681)		—		681		—
Foreign exchange translation		5,249		66,982		10,721		82,952
Additional provisions (reversal of provisions)		(2,899)		(40,393)		54,927		11,635

Ending balance	~~W~~	65,795	~~W~~	737,403	~~W~~	206,131	~~W~~	1,009,329

	Unused loan commitments
	12 months expected credit losses		Lifetime expected credit losses		Credit-impaired financial assets		Total
Beginning balance	~~W~~	90,094	~~W~~	446,576	~~W~~	13,537	~~W~~	550,207
- Transfer to 12 months expected credit losses		39,825		(39,825)		—		—
- Transfer to lifetime expected credit losses		(1)		5		(4)		—
- Transfer to credit-impaired financial assets		—		—		—		—
Foreign exchange translation		4,104		—		—		4,104
Reversal of provisions		(45,269)		(358,519)		(8,939)		(412,727)

Ending balance	~~W~~	88,753	~~W~~	48,237	~~W~~	4,594	~~W~~	141,584

18.	POST-EMPLOYMENT BENEFIT PLAN:

The Bank operates both defined benefit plan and defined contribution plan.

(1)	Defined benefit plan

The Bank operates defined benefit plans that have the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•

The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk. If actuarial or investment experience are worse than expected, the entity’s obligation may be increased.

The present value of the defined benefit obligation recognized in the separate statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method. The present value of the defined benefit obligation is calculated using the PUC (Projected Unit Credit) method.

The data used in the PUC, such as discount rates, future salary increase rate, mortality rate, consumer price index and expected return on plan assets, is based on observable market data and historical data, which are annually updated.

Actuarial assumptions may differ from actual results due to change in the market, economic trend and mortality trend which may affect defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income or loss.

(2)	Details of defined benefit obligation as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Present value of defined benefit obligations	~~W~~	144,603	~~W~~	142,655
Fair value of plan assets		(183,571)		(170,216)

Net defined benefit assets	~~W~~	(38,968)	~~W~~	(27,561)

(3)	Changes in net defined benefit liabilities (assets) for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

	Present value of the defined benefit obligations		Plan assets		Net defined benefit liabilities (assets)
Beginning balance	~~W~~	142,655	~~W~~	(170,216)	~~W~~	(27,561)
Contributions from the employer		—		(17,600)		(17,600)
Current-service cost		12,122		—		12,122
Interest expense (income)		6,259		(7,527)		(1,268)
Actuarial gains and losses arising from changes in demographic assumptions		2,557		—		2,557
Actuarial gains and losses arising from changes in financial assumptions		(5,589)		2,287		(3,302)
Actuarial gains and losses arising from experience adjustments		(2,026)		—		(2,026)
Management fees on plan assets		—		233		233
Benefits paid		(11,375)		9,252		(2,123)

Ending balance	~~W~~	144,603	~~W~~	(183,571)	~~W~~	(38,968)

(2024)

	Present value of the defined benefit obligations		Plan assets		Net defined benefit liabilities (assets)
Beginning balance	~~W~~	116,681	~~W~~	(145,112)	~~W~~	(28,431)
Contributions from the employer		—		(24,600)		(24,600)
Current-service cost		10,061		—		10,061
Interest expense (income)		5,671		(7,141)		(1,470)
Actuarial gains and losses arising from changes in demographic assumptions		—		—		—
Actuarial gains and losses arising from changes in financial assumptions		11,034		1,250		12,284
Actuarial gains and losses arising from experience adjustments		5,120		—		5,120
Management fees on plan assets		—		180		180
Benefits paid		(5,912)		5,207		(705)

Ending balance	~~W~~	142,655	~~W~~	(170,216)	~~W~~	(27,561)

(4)	Details of plan assets as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Cash and cash equivalent	~~W~~	1	~~W~~	—
Debt instruments		183,570		170,216

Total	~~W~~	183,571	~~W~~	170,216

(5)	Actuarial assumptions used in retirement benefit obligations assessment as of December 31, 2025 and 2024 are as follows:

	Dec. 31, 2025	Dec. 31, 2024
Discount rate	4.95%	4.62%
Expected wage growth rate	5.13%	5.14%

(6)

Assuming that all the other assumptions remain unchanged, the effect of changes in the significant actuarial assumptions which were made within the reasonable limit on retirement benefit obligations as of December 31, 2025 and 2024 are as follows (Korean won in millions):

(December 31, 2025)

Detail	1% p Increase		1% p Decrease
Change of discount rate by 1%p	~~W~~	(11,590)	~~W~~	13,354
Change of future salary increase rate by 1%p		13,640		(12,022)

(December 31, 2024)

Detail	1% p Increase		1% p Decrease
Change of discount rate by 1%p	~~W~~	(12,838)	~~W~~	14,946
Change of future salary increase rate by 1%p		15,256		(13,307)

The above sensitivity analysis does not present any actual changes in the retirement benefit obligations as there is no change in actuarial assumptions which is independently made due to the correlation among the assumptions. In addition, the actuarial present value of promised retirement benefits in the sensitivity analysis is determined using the projected unit credit method, which is used in the calculation of the retirement benefit obligations in the separate financial statements.

(7)	Post-employment benefit costs incurred from the defined contribution plan as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Post-employment benefits	~~W~~	988	~~W~~	1,046

19.	OTHER LIABILITIES:

(1)	Details of other liabilities as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Other financial liabilities:
Financial guarantee contract liabilities	~~W~~	1,065,050	~~W~~	1,069,272
Foreign exchanges payable		535,429		94,411
Accounts payable		18,891		102,440
Accrued expenses		1,651,437		1,409,987
Guarantee deposit received		359		368

Subtotal		3,271,166		2,676,478

Other liabilities:
Allowance for deferred day 1 profit or loss in derivatives		208		5,260
Unearned income		250,450		295,896
Current tax payable		276,139		413,735
Sundry liabilities		9,012		7,371

Subtotal		535,809		722,262

Total	~~W~~	3,806,975	~~W~~	3,398,740

(2)	Changes in financial guarantee contract liabilities for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Beginning balance	~~W~~	1,069,272	~~W~~	1,002,162
Foreign exchange translation		(547)		102,093
Reversal of financial guarantee contract liabilities		(39,280)		(77,179)
Others(*1)		35,605		42,196

Ending balance	~~W~~	1,065,050	~~W~~	1,069,272

(*1)	Others are the effects of the change due to newly occurrence and the arrival of maturity of financial guarantee contracts evaluated by fair value the first time and the changes in discount rates.

20.	DERIVATIVES:

The Bank operates derivatives for trading and hedging instruments. Derivatives held for trading purpose are included in financial assets and liabilities at FVTPL.

(1)	Fair value hedge

Fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. When applying fair value hedge, the gain or loss on the hedged item attributable to the hedged risk shall adjust the carrying amount of the hedged item and be recognized in profit or loss.

The Bank shall discontinue prospectively the fair value hedge if the hedging instrument expires or is sold, terminated or exercised; the hedge no longer meets the criteria for hedge accounting; or the Bank revokes the designation. Any adjustment arising from the gain or loss on the hedged item attributable to the hedged risk to the carrying amount of a hedged financial instrument for which the effective interest method is used shall be amortized to profit or loss.

The Bank uses interest rate swaps for hedging changes of fair values in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes in fair values of hedged items arising from changes in foreign exchange rates.

(2)	Cash flow hedge

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction and could affect profit or loss. When applying cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge shall be recognized in other comprehensive income and the ineffective portion of the gain or loss on the hedging instrument are recognized in profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss.

The Bank shall discontinue prospectively the cash flow hedge if hedging instrument expires or is sold, terminated or exercised; the hedge no longer meets the criteria for hedge accounting; or the Bank revokes the designation. If the forecasted transaction is no longer expected to occur, any related cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective are reclassified from equity to profit or loss as a reclassification adjustment.

The Bank uses interest rate swaps for hedging changes of cash flows in hedged items arising from changes in interest rates. The Bank also uses currency swaps for hedging changes in cash flows of hedged items arising from changes in foreign exchange rates.

(3)	Details of derivative assets and liabilities as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

			Derivative assets(*1)
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	~~W~~	89,406,589	~~W~~	4,822	~~W~~	—	~~W~~	812,171	~~W~~	816,993
Currency:
Currency forwards		5,986,062		—		—		137,577		137,577
Currency swaps		27,051,459		568,491		—		656,022		1,224,513

Subtotal		33,037,521		568,491		—		793,599		1,362,090

Share:
Share options		2,293,500		—		—		7,277		7,277

Total	~~W~~	124,737,610	~~W~~	573,313	~~W~~	—	~~W~~	1,613,047	~~W~~	2,186,360

(*1)	Credit risk adjustment amount related to derivatives is excluded.

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	~~W~~	89,406,589	~~W~~	847,074	~~W~~	—	~~W~~	1,476,101	~~W~~	2,323,175
Currency:
Currency forwards		5,986,062		—		—		84,371		84,371
Currency swaps		27,051,459		443,402		—		643,716		1,087,118

Subtotal		33,037,521		443,402		—		728,087		1,171,489

Share:
Share options		2,293,500		—		—		4,382		4,382

Total	~~W~~	124,737,610	~~W~~	1,290,476	~~W~~	—	~~W~~	2,208,570	~~W~~	3,499,046

(December 31, 2024)

			Derivative assets(*1)
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	~~W~~	84,563,319	~~W~~	2,577	~~W~~	—	~~W~~	1,033,970	~~W~~	1,036,547
Currency:
Currency forwards		6,779,397		—		—		296,732		296,732
Currency swaps		27,897,849		83,481		—		878,768		962,249

Subtotal		34,677,246		83,481		—		1,175,500		1,258,981

Share:
Share options		2,295,088		—		—		9,374		9,374

Total	~~W~~	121,535,653	~~W~~	86,058	~~W~~	—	~~W~~	2,218,844	~~W~~	2,304,902

(*1)	Credit risk adjustments related to derivatives are excluded.

			Derivative liabilities
Detail	Notional		Fair value hedge		Cash flow hedge		Trading		Total
Interest:
Interest rate swaps	~~W~~	84,563,319	~~W~~	1,044,231	~~W~~	—	~~W~~	1,824,342	~~W~~	2,868,573
Currency:
Currency forwards		6,779,397		—		—		193,003		193,003
Currency swaps		27,897,849		1,325,406		8,318		980,543		2,314,267

Subtotal		34,677,246		1,325,406		8,318		1,173,546		2,507,270

Share:
Share options		2,295,088		—		—		15,665		15,665

Total	~~W~~	121,535,653	~~W~~	2,369,637	~~W~~	8,318	~~W~~	3,013,553	~~W~~	5,391,508

(4)	Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Fair value hedge – hedged items	~~W~~	(960,117)	~~W~~	266,212
Fair value hedge – hedging instruments		2,403,934		(1,531,050)

(5)

During the year ended December 31, 2025, the cash flow hedge relationship was discontinued due to the maturity of the hedging instruments, and the amount accumulated in other comprehensive income before income taxes as of the date of discontinuation amounted to ~~W~~2,536 million.

The amount accumulated in other comprehensive income before income taxes was fully reclassified to profit or loss, and no amounts were recognized in assets or liabilities.

As the forecast transactions were recognized in profit or loss, an amount of ~~W~~3,030 million was reclassified to profit or loss during the year ended December 31, 2025, which includes ~~W~~494 million recognized as the ineffective portion of the hedge.

(6)	Hedge accounting

1)	Purpose and strategy of risk avoidance

The Bank transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Bank. The Bank applies the fair value hedge accounting for the changes in the market interest rates of the financial debentures in Korean won and foreign currencies and the loans in foreign currencies, and cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates of the debentures in Korean won and currency risk due to the loans in foreign currency.

2)	Nominal values and average hedge ratio for derivatives as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

	Within 1 year		1 to 2 years		2 to 3 years		3 to 4 years		4 to 5 years		Over 5 years		Total
Fair value hedges
Nominal amount of hedged items	~~W~~	11,790,024	~~W~~	6,167,194	~~W~~	4,369,366	~~W~~	2,312,772	~~W~~	2,228,242	~~W~~	8,302,767	~~W~~	35,170,365
Nominal amount of hedging instruments		12,280,024		6,167,194		4,442,188		2,312,772		2,338,242		9,144,780		36,685,200
Average hedge ratio		104.16%		100.00%		101.67%		100.00%		104.94%		110.14%		104.31%

(December 31, 2024)

	Within 1 year		1 to 2 years		2 to 3 years		3 to 4 years		4 to 5 years		Over 5 years		Total
Fair value hedges
Nominal amount of hedged items	~~W~~	13,739,074	~~W~~	12,308,751	~~W~~	7,939,172	~~W~~	5,713,543	~~W~~	3,228,338	~~W~~	12,658,392	~~W~~	55,587,270
Nominal amount of hedging instruments		12,636,574		12,308,751		8,968,172		5,713,543		3,228,338		13,501,207		56,356,585
Average hedge ratio		91.98%		100.00%		112.96%		100.00%		100.00%		106.66%		101.38%
Cash flow hedges
Nominal amount of hedged items	~~W~~	685,260	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	685,260
Nominal amount of hedging instruments		685,260		—		—		—		—		—		685,260
Average hedge ratio		100.00%		—		—		—		—		—		100.00%

3)	Effect of hedge accounting on separate statement of financial position, separate statement of comprehensive income, separate statement of changes in equity

①

Effects of hedging instruments on separate statement of financial position, separate statement of comprehensive income, separate statement of changes in equity as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

			Separate statement of financial position
Detail	Nominal amount		Carrying amount of assets (*1)		Carrying amount of liabilities		Changes of fair value in the year
Fair value hedges
Interest swap	~~W~~	21,221,520	~~W~~	4,822	~~W~~	847,074	~~W~~	1,311,751
Currency swap		15,463,680		568,491		443,402		46,384

Subtotal		36,685,200		573,313		1,290,476		1,358,135

Cash flow hedges		—		—		—		8,318

Total	~~W~~	36,685,200	~~W~~	573,313	~~W~~	1,290,476	~~W~~	1,366,453

(*1) Credit risk adjustment amount related to derivatives is excluded.

(December 31, 2024)

			Separate statement of financial position
Detail	Nominal amount		Carrying amount of assets (*1)		Carrying amount of liabilities		Changes of fair value in the year
Fair value hedges
Interest swap	~~W~~	43,210,206	~~W~~	2,577	~~W~~	1,044,231	~~W~~	(82,111)
Currency swap		13,146,379		83,481		1,325,406		(110,144)

Subtotal		56,356,585		86,058		2,369,637		(192,255)

Cash flow hedges		685,260		—		8,318		(69,074)

Total	~~W~~	57,041,845	~~W~~	86,058	~~W~~	2,377,955	~~W~~	(261,329)

(*1) Credit risk adjustment amount related to derivatives is excluded.

②

Effects of fair value hedged items on separate statement of financial position, separate statement of comprehensive income, separate statement of changes in equity as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

	Separate statement of financial position				Accumulated adjustment of fair value hedging
Detail	Loan		Debenture		Asset		Liability		Changes of fair value in the year
Interest:
Debentures in local currency	~~W~~	—	~~W~~	265,000	~~W~~	—	~~W~~	(61,878)	~~W~~	(31,417)
Debentures in foreign currencies		—		19,555,815		—		(934,099)		(430,562)

Subtotal		—		19,820,815		—		(995,977)		(461,979)

Currency:
Debentures in foreign currencies		—		15,349,549		—		(237,361)		182,717
Discontinuation of risk hedging debentures in foreign currencies		—		70,998		—		—		399

Subtotal		—		15,420,547		—		(237,361)		183,116

Total	~~W~~	—	~~W~~	35,241,362	~~W~~	—	~~W~~	(1,233,338)	~~W~~	(278,863)

(December 31, 2024)

	Separate statement of financial position				Accumulated adjustment of fair value hedging
Detail	Loan		Debenture		Asset		Liability		Changes of fair value in the year
Interest:
Debentures in local currency	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(93,296)	~~W~~	(15,589)
Debentures in foreign currencies		—		41,748,294		—		(2,022,157)		357,867

Subtotal		—		41,748,294		—		(2,115,453)		342,278

Currency:
Discontinuation of risk hedging loans in foreign currencies		4,148		—		(1)		—		33
Debentures in foreign currencies		—		13,838,977		—		(240,374)		68,244
Discontinuation of risk hedging debentures in foreign currencies		—		21,322		—		(1,644)		98

Subtotal		4,148		13,860,299		(1)		(242,018)		68,375

Total	~~W~~	4,148	~~W~~	55,608,593	~~W~~	(1)	~~W~~	(2,357,471)	~~W~~	410,653

③

Effects of cash flow hedged items on separate statement of financial position, separate statement of comprehensive income, separate statement of changes in equity as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Detail	Separate statement of financial position		Accumulated adjustment of cash flow hedging		Changes of fair value in the year
Currency:
Debentures in foreign currencies	~~W~~	—	~~W~~	—	~~W~~	(7,824)

(December 31, 2024)

Detail	Separate statement of financial position		Accumulated adjustment of cash flow hedging		Changes of fair value in the year
Currency:
Debentures in foreign currencies	~~W~~	685,260	~~W~~	(5,288)	~~W~~	68,737

4)	Gains (losses) on hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

	Losses on hedged items		Gains on hedging instruments		Hedge ineffectiveness recognized in profit (loss)
Fair value hedges	~~W~~	(829,121)	~~W~~	1,358,135	~~W~~	529,013
Cash flow hedges		(7,824)		8,318		494

Total	~~W~~	(836,945)	~~W~~	1,366,453	~~W~~	529,507

(2024)

	Gains on hedged items		Losses on hedging instruments		Hedge ineffectiveness recognized in profit
Fair value hedges	~~W~~	410,522	~~W~~	(192,255)	~~W~~	218,267
Cash flow hedges		68,737		(69,074)		(494)

Total	~~W~~	479,529	~~W~~	(261,329)	~~W~~	217,773

(7)	Deferred day 1 profit or loss

Changes in deferred day 1 profit or loss years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Beginning balance	~~W~~	5,260	~~W~~	8,988
Newly occurred amount		(5,611)		(4,481)
Amounts recognized as profit or loss		286		559

Ending balance	~~W~~	208	~~W~~	5,260

21.	CAPITAL SHARE:

As of December 31, 2025, the authorized capital and capital share of the Bank are ~~W~~25,000,000 million and ~~W~~17,173,254 million, respectively. The Bank does not issue share certificates.

Changes in capital share for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Beginning balance	~~W~~	16,873,254	~~W~~	14,773,254
Paid-in capital increase		300,000		2,100,000

Ending balance	~~W~~	17,173,254	~~W~~	16,873,254

22.	OTHER COMPONENTS OF EQUITY:

(1)	Details of other components of equity as of December 31, 2025 and December 31, 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Gain on equity securities at FVOCI	~~W~~	4,724,873	~~W~~	1,422,091
Loss on debt securities at FVOCI		(145,711)		(193,223)
Gain on valuation of cash flow hedge		—		(5,288)
Remeasurement of net defined benefit liabilities		18,715		16,176

Total	~~W~~	4,597,877	~~W~~	1,239,756

(2)	Changes in other components of equity for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

	Beginning balance		Increase		Tax effect		Ending balance
Gain (loss) on equity securities at FVOCI	~~W~~	1,422,091	~~W~~	4,379,380	~~W~~	(1,076,598)	~~W~~	4,724,873
Gain (loss) on debt securities at FVOCI		(193,223)		59,033		(11,521)		(145,711)
Gain (loss) on valuation of cash flow hedge		(5,288)		6,876		(1,588)		—
Remeasurement of net defined benefit liabilities		16,176		3,655		(1,116)		18,715

Total	~~W~~	1,239,756	~~W~~	4,448,944	~~W~~	(1,090,823)	~~W~~	4,597,877

(2024)

	Beginning balance		Increase (decrease)		Tax effect		Ending balance
Gain (loss) on equity securities at FVOCI	~~W~~	770,956	~~W~~	846,729	~~W~~	(195,594)	~~W~~	1,422,091
Gain (loss) on debt securities at FVOCI		(165,682)		(35,814)		8,273		(193,223)
Gain (loss) on valuation of cash flow hedge		47,451		(68,581)		15,842		(5,288)
Remeasurement of net defined benefit liabilities		29,560		(17,404)		4,020		16,176

Total	~~W~~	682,285	~~W~~	724,930	~~W~~	(167,459)	~~W~~	1,239,756

23.	RETAINED EARNINGS:

(1)	Details of retained earnings as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Legal reserve(*1)	~~W~~	709,917	~~W~~	611,957
Voluntary reserve(*2)		2,271,415		1,762,427
Regulatory reserve for loan losses		13,727		11,365
Unappropriated retained earnings		1,684,967		979,598

Total	~~W~~	4,680,026	~~W~~	3,365,347

(*1)	Pursuant to the EXIM Bank Act, the Bank appropriates 10% of separate profit for the year for each accounting period as legal reserve, until the accumulated reserve equals to its paid-in capital.
(*2)	The Bank appropriates the remaining balance of profit for the year, after the appropriation of regulatory reserve for loan losses and declaration of dividends, to voluntary reserve.

(2)	Changes in retained earnings for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Beginning balance	~~W~~	3,365,347	~~W~~	2,638,712
Profit for the year		1,684,967		979,598
Dividends		(370,288)		(252,963)

Ending balance	~~W~~	4,680,026	~~W~~	3,365,347

(3)	Details of dividends for the years ended December 31, 2025 and 2024 are as follows (Korean won in millions):

	2025		2024
The Government	~~W~~	282,825	~~W~~	173,879
Bank of Korea		61,897		23,117
Korea Development Bank		25,566		55,967

Total	~~W~~	370,288	~~W~~	252,963

(4)	Statements of appropriations of retained earnings for the years ended December 31, 2025 and 2024 are as follows (Korean won in millions):

	2025 (Expected date of appropriation: April 1, 2026)		2024 (Date of appropriation: April 1, 2025)
I. Retained earnings before appropriations:	~~W~~	1,684,967	~~W~~	979,598
1. Unappropriated retained earnings carried over from prior years		—		—
2. Profit for the year		1,684,967		979,598
II. Other reserve transferred		—		—
III. Appropriations:		1,684,967		979,598
1. Legal reserve		168,497		97,960
2. Dividend		620,068		370,288
3. Other reserve		893,980		508,988
4. Regulatory reserve for loan losses		2,423		2,362
IV. Unappropriated retained earnings at the end of the year		—		—

(5)	Regulatory reserve for loan losses

Regulatory reserve for loan losses is calculated and disclosed according to Article 29 (1) and (2), Regulation on Supervision of Banking Business. In accordance with Regulation on Supervision of Banking Business, etc., if the estimated allowance for credit loss determined by K-IFRS for the accounting purpose is lower than that for the regulatory purpose required by Regulation on Supervision of Banking Business, the Bank should reserve such difference as the regulatory reserve for loan losses. Due to the fact that regulatory reserve for loan losses is a voluntary reserve, the amounts that exceed the existing regulatory reserve for loan losses over the compulsory regulatory reserve for loan losses at the year-end date are reversed in profit. In case of accumulated deficit, the Bank should recommence setting aside regulatory reserve for loan losses at the time when accumulated deficit is reduced to zero.

1)	Regulatory reserve for loan losses

Details of regulatory reserve for loan losses as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Dec. 31, 2025		Dec. 31, 2024
Accumulated regulatory reserve for loan losses	~~W~~	13,727	~~W~~	11,365
Reversal of (Provision for) regulatory reserve for loan losses		2,423		2,362

Regulatory reserve for loan losses	~~W~~	16,150	~~W~~	13,727

2)	Reversal of (Provision for) regulatory reserve for loan losses and profit for the year after adjusting regulatory reserve for loan losses

Details of reversal of (provision for) regulatory reserve for loan losses and profit for the year after adjusting the reserve for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Profit for the year	~~W~~	1,684,967	~~W~~	979,598
Reversal of (Provision for) regulatory reserve for loan losses		2,423		2,362

Profit after adjusting the regulatory reserve for loan losses (*1)	~~W~~	1,682,544	~~W~~	977,236

(*1)

Adjusted profit considering regulatory reserve for loan losses as above is calculated by assuming that the provision in regulatory reserve for loan losses before income tax is reflected in profit for the year.

24.	NET INTEREST INCOME:

Net interest income is the amount after deduction of interest expenses from interest income, and the details are as follows:

(1)	Details of interest income for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Interest of due from financial institutions:
Due from financial institutions in local currency	~~W~~	43,433	~~W~~	85,421
Due from financial institutions in foreign currencies		344,675		491,004

Subtotal		388,108		576,425

Interest of financial assets at FVTPL:
Interest of securities at FVTPL		259		333
Interest of financial investments:
Interest of securities at FVOCI		189,565		151,533
Interest of securities at amortized cost		24,625		28,116

Subtotal		214,190		179,649

Interest of loans:
Interest of loans in local currency		1,012,517		1,208,277
Interest of loans in foreign currencies		3,424,977		3,847,012
Interest of bills bought		61,876		59,406
Interest of Purchases and Discount		3		353
Interest of call loans		109,720		154,922
Interest of interbank loans		28,424		35,793

Subtotal		4,637,517		5,305,763

Other interest income		—		51

Total	~~W~~	5,240,074	~~W~~	6,062,221

(2)	Details of interest expenses for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Interest of borrowings:
Interest of borrowings in foreign currencies	~~W~~	216,984	~~W~~	316,388
Interest of securities sold under repurchase agreements		8,939		5,971

Subtotal		225,923		322,359

Interest of call-money		331		155
Interest of debentures:
Interest of debentures in local currency		876,389		1,118,706
Interest of debentures in foreign currencies		3,245,126		3,857,328

Subtotal		4,121,515		4,976,034

Total		~~W~~4,347,769		~~W~~5,298,548

25.	NET COMMISSION INCOME:

Net commission income is the amount after deduction of commission expenses from commission income, and the details are as follows:

(1)	Details of commission income for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Commission income in local currency:
Commission income on management of EDCF	~~W~~	26,806	~~W~~	22,929
Commission income on management of IKCF		2,550		2,626
Sundry commissions received from local currency revenue		6,846		2,300

Subtotal		36,202		27,855

Commission income in foreign currencies:
Commission income on letters of credit		1,586		1,915
Commission income on loan commitments		80,948		80,976
Management fees		782		—
Arrangement fees		12,194		2,167
Advisory fees		571		221
Advance redemption fees		4,990		—
Structured finance fees		1,022		8,229
Sundry commission income on foreign exchange		238		250
Brokerage fee for foreign currencies exchange funds		—		95
Sundry commissions received from foreign currencies revenue		—		81

Subtotal		102,331		93,934

Others:
Other commission income		4,207		26,272
Guarantee fees in foreign currencies:
Guarantee fees in foreign currencies		179,379		187,918
Premium for guarantee		97,888		130,131

Subtotal		277,267		318,049

Total	~~W~~	420,007	~~W~~	466,110

(2)	Details of commission expenses for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Commission expenses in local currency:
Commission expenses on domestic transactions	~~W~~	609	~~W~~	600
Commission expenses in foreign currencies:
Commission expenses on borrowings in foreign currencies		4,341		12,665
Sundry commission expenses on foreign exchange		4,482		8,426

Subtotal		8,823		21,091

Others:
Other commission expenses		14,064		11,259

Total	~~W~~	23,496	~~W~~	32,950

26.	DIVIDEND INCOME:

Details of dividend income for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Financial assets at FVOCI		66,351		75,691
Investments in associates (*1)		15,300		12,935

Total	~~W~~	81,651	~~W~~	88,626

(*1)	Classified as gain on investments in associates.

27.	GAIN (LOSS) ON FINANCIAL ASSETS AT FVTPL:

Details of gain (loss) on financial assets at FVTPL for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Securities at FVTPL:
Gain on valuation	~~W~~	76,162	~~W~~	33,124
Loss on valuation		(19,382)		(18,954)
Gain on disposal		42,802		55,298
Loss on disposal		(8,278)		(14,356)
Others		18,273		24,490

Subtotal		109,577		79,602

Loans at FVTPL:
Gain on disposal		—		147
Trading derivatives:
Gain on valuation		780,969		1,374,715
Loss on valuation		(603,464)		(1,731,683)
Gain on transaction		1,130,620		1,570,556
Loss on transaction		(1,507,923)		(1,216,083)

Subtotal		(199,798)		(2,495)

Total	~~W~~	(90,221)	~~W~~	77,254

28.	GAIN (LOSS) ON HEDGING DERIVATIVES:

Details of gain (loss) on hedging derivatives for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Gain on hedging instruments	~~W~~	3,386,337	~~W~~	1,588,884
Loss on hedging instruments		(979,374)		(3,120,428)

Total	~~W~~	2,406,963	~~W~~	(1,531,544)

29.	GAIN (LOSS) ON FINANCIAL INVESTMENTS:

Details of gain (loss) on financial investments for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Financial assets at FVOCI:
Gain on disposal	~~W~~	408	~~W~~	81
Loss on disposal		(204)		(885)

Total	~~W~~	204	~~W~~	(804)

30.	OTHER OPERATING INCOME (EXPENSES):

Details of other operating income (expenses) for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Other operating income:
Gain on sale of loans	~~W~~	—	~~W~~	10
Gain on redemption of loans		—		13,324
Gain on fair value hedged items		251,442		844,847
Reversal of derivatives’ credit risk provision		3,261		15,331
Deferred day 1 profit on derivatives		1,496		1,375

Subtotal		256,199		874,887

Other operating expenses:
Loss on fair value hedged items		(1,211,559)		(578,635)
Contribution to miscellaneous funds		(3,212)		(3,612)
Transfer to derivatives’ credit risk provision		(2,472)		(3,548)
Deferred day 1 loss on derivatives		(937)		(622)
Others		(2,165)		(1,285)

Subtotal		(1,220,345)		(587,702)

Total	~~W~~	(964,146)	~~W~~	287,185

31.	ADDITIONAL (REVERSAL OF) IMPAIRMENT LOSS ON CREDIT:

Details of additional (reversal of) impairment loss on credit for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Loans at amortized cost	~~W~~	(689,144)	~~W~~	575,906
Other financial assets		7,132		(1,678)
Guarantees		(146,672)		11,635
Unused loan commitments		(9,990)		(412,727)
Financial guarantee contract		(39,280)		(77,179)
Financial assets at FVOCI		2,473		382
Securities at amortized cost		16		(179)

Total	~~W~~	(875,465)	~~W~~	96,160

32.	GENERAL AND ADMINISTRATIVE EXPENSES:

Details of general and administrative expenses for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	Detail	2025		2024
General and administrative	Short-term salaries	~~W~~	136,360	~~W~~	130,125
Other expenses in financing department	Office expenses		110,434		96,415

	Subtotal		246,794		226,540

Office expenses of EDCF			2,026		2,323
General and administrative - Others	Post-employment benefit (defined contributions)		988		1,046
	Post-employment benefit (defined benefits)		11,087		8,771
	Depreciation of property, plant and equipment		15,382		12,343
	Amortization of intangible assets		14,595		10,460
	Taxes and duties		36,645		39,545
	Donations and contributions		1,950		1,525

	Subtotal		80,647		73,690

	Total	~~W~~	329,467	~~W~~	302,553

33.	NON-OPERATING INCOME (EXPENSES):

Details of non-operating income (expenses) for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	Detail	2025		2024
Gain on investments in Subsidiaries and associates	Dividend income	~~W~~	15,300	~~W~~	12,935
Other incomes	Gain on disposal of property, plant and equipment		29		23
	Rent income		515		506
	Damages paid for breach of contracts		20		2
	Interest on other loans		97		164
	Revenue on research project		7,861		5,346
	Other miscellaneous income		2,443		2,665

	Subtotal		10,965		8,706

Other expenses	Loss on disposal of property, plant and equipment		(13)		(1)
	Loss on disposal of intangible assets		—		(3)
	Expenses for donation		(24,840)		(14,164)
	Court cost		(153)		(207)
	Expenses on research project		(7,305)		(4,899)
	Other miscellaneous expenses		(121)		(450)

	Subtotal		(32,432)		(19,724)

	Total	~~W~~	(21,467)	~~W~~	(11,018)

34.	INCOME TAX EXPENSE:

(1)	Details of income tax expenses for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Current income tax payable	~~W~~	418,000	~~W~~	554,254
Adjustment recognized in the period for current tax of prior years		(22)		(2,604)
Changes in deferred income taxes due to temporary differences		1,149,969		(28,582)
Changes in deferred income taxes directly reflected in equity		(1,088,871)		(167,459)

Income tax expense	~~W~~	479,076	~~W~~	355,609

(2)	Changes in temporary differences and deferred income tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows (Korean won in millions):

(2025)

	Temporary differences				Deferred tax assets (liabilities)
Detail	Beginning balance		Increase (decrease)	Ending balance
Depreciation	~~W~~	234	70	304		74
Fair value hedging loss		(2,357,234)	960,157	(1,397,077)		(338,093)
Financial guarantee contract liability		867,552	(11,500)	856,053		207,165
Loans		(4,631)	488	(4,143)		(1,003)
Allowance for credit losses		1,546,641	(715,019)	831,622		201,253
Unused commitment provisions		141,584	(9,687)	131,897		31,919
Net deferred loan origination fees and costs		453,954	(10,889)	443,065		107,222
Long-term income in advance		(774)	299	(475)		(115)
Provisions for acceptances and guarantees		1,009,329	(162,106)	847,222		205,028
Loan-for-equity swap		360,389	(58,102)	302,287		73,153
Losses on valuation of derivatives		(1,045,312)	1,413,333	368,020		89,061
Gains on valuation of derivatives		3,067,697	(1,764,991)	1,302,707		315,255
Derivatives’ credit risk provision		14,607	(789)	13,818		3,344
Defined benefit liabilities		17,010	(4,437)	12,572		3,043
Accrued interest receivables and payables related to swap transaction		(12,324)	(62,831)	(75,155)		(18,188)
Tangible assets		(176,207)	899	(175,308)		(42,425)
Others		1,806,325	(79,385)	1,726,940		417,919

Subtotal	~~W~~	5,688,840	(504,490)	5,184,349		1,254,612

Deferred income tax liabilities directly adjusted in equity						(1,386,290)

Total					~~W~~	(131,678)

(2024)

	Temporary differences				Deferred tax assets (liabilities)
Detail	Beginning balance		Increase (decrease)	Ending balance
Depreciation	~~W~~	178	56	234		54
Fair value hedging income (loss)		(2,091,087)	(266,147)	(2,357,234)		(544,521)
Financial guarantee contract liability		838,420	29,132	867,552		200,405
Loans		(5,323)	692	(4,631)		(1,070)
Allowance for credit losses		1,008,419	538,222	1,546,641		357,274
Unused commitment provisions		550,207	(408,623)	141,584		32,706
Net deferred loan origination fees and costs		481,624	(27,670)	453,954		104,863
Long-term income in advance		(1,206)	432	(774)		(179)
Provisions for acceptances and guarantees		914,744	94,585	1,009,329		233,155
Loan-for-equity swap		260,229	100,160	360,389		83,250
Losses on valuation of derivatives		108,858	(1,154,170)	(1,045,312)		(241,467)
Gains on valuation of derivatives		1,333,611	1,734,086	3,067,697		708,638
Derivatives’ credit risk provision		26,390	(11,783)	14,607		3,374
Defined benefit liabilities		(13,847)	30,857	17,010		3,929
Accrued interest receivables and payables related to swap transaction		(211,030)	198,706	(12,324)		(2,847)
Tangible assets		(176,100)	(107)	(176,207)		(40,704)
Others		1,837,541	(31,216)	1,806,325		417,261

Subtotal	~~W~~	4,861,628	827,212	5,688,840		1,314,121

Deferred income tax liabilities directly adjusted in equity						(295,830)

Total					~~W~~	1,018,291

(3)	Details of the reconciliation between profit before income tax expense and income tax expense for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Profit before income tax expense	~~W~~	2,164,043	~~W~~	1,335,207
Income tax calculated at statutory tax rate (9.9% up to ~~W~~200 million, 20.9% over ~~W~~200 million to ~~W~~20 billion and 23.1% over ~~W~~20 billion to ~~W~~300 billion, and 26.4% over ~~W~~300 billion)		560,946		342,133
Adjustments:
Effect on non-taxable income		(74,116)		(80,899)
Effect on non-deductible expense		70,028		66,645
Effect of changes in tax rates (*1)		(62,577)		—
Others		(15,183)		30,334

Subtotal		(81,848)		16,080

Adjustment recognized in the period for current tax of prior years		(22)		(2,604)

Income tax expense	~~W~~	479,076	~~W~~	355,609

Effective tax rate from operations		22.14%		26.63%

(*1)	Following amendments to the tax laws enacted at the end of 2025, deferred tax assets and liabilities expected to be realized after 2026 were measured using a revised tax rate of 24.2%.

(4)	Details of deferred tax relating to items that are recognized directly in equity as of December 31, 2025 and 2024 are as follows (Korean won in millions):

Detail	Dec. 31, 2025		Dec. 31, 2024
Loss on valuation of financial investments	~~W~~	(1,087,002)	~~W~~	(295,597)
Loss on disposal of financial investments		(1,117)		—
Gain (Loss) on valuation of cash flow hedge		(1,588)		1,588
Remeasurement of net defined benefit liabilities		(1,116)		(4,859)

Total	~~W~~	(1,090,823)	~~W~~	(298,868)

(5)	Unrecognized deferred tax assets and liabilities

The Bank does not recognize deferred tax liabilities for taxable temporary difference of ~~W~~53,036 million related to investments in associates and subsidiaries as of December 31, 2025 because the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Bank also does not recognize deferred tax assets for deductible temporary differences of ~~W~~4,469 million related to impairment loss of financial investments as of December 31, 2025 because the realizable period has already passed.

(6)	Global Minimum Tax

In accordance with Global Minimum Tax legislation under the International Tax Adjustment Act, which applies starting in 2024, the Group is liable to pay additional taxes for the difference between the effective tax rate per jurisdiction and the 15% minimum tax rate. However, most jurisdictions either pass the transitional exemption regulations or have effective tax rates above 15%, so significant additional taxes are not expected. Therefore, the Group has not recognized any current tax expense related to the Global Minimum Tax. Additionally, the Group has applied the exception to the recognition and disclosure of deferred tax assets and liabilities related to the Global Minimum Tax, and thus has not recognized and disclosed information on deferred tax assets and liabilities related to the Global Minimum Tax.

35.	SEPARATE STATEMENTS OF CASH FLOWS:

(1)	Details of significant non-cash flow transactions for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

	2025		2024
Written-off	~~W~~	3,526	~~W~~	9,921
Gain on valuation of financial assets at FVOCI		4,431,120		598,430
Investment in kind		11,790		118,292
Remeasurement of net defined benefit obligation		3,655		(17,404)
Loan-for-equity swap of loans		—		2,000,000

(2)	Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

Detail	Borrowings		Debentures		Total
Beginning balance	~~W~~	6,853,985	~~W~~	93,194,917	~~W~~	100,048,902
Change in cash flows		(1,346,200)		(3,091,176)		(4,437,376)
Amortization of discount		—		306,345		306,345
Foreign exchange transaction		(65,343)		221,108		155,765
Change in fair value hedged items		—		960,117		960,117

Ending balance	~~W~~	5,442,442	~~W~~	91,591,311	~~W~~	97,033,753

(2024)

Detail	Borrowings		Debentures		Total
Beginning balance	~~W~~	5,532,198	~~W~~	93,256,543	~~W~~	98,788,741
Change in cash flows		654,029		(7,004,773)		(6,350,744)
Amortization of discount		—		409,587		409,587
Foreign exchange transaction		667,758		6,797,144		7,464,902
Change in fair value hedged items		—		(263,584)		(263,584)

Ending balance	~~W~~	6,853,985	~~W~~	93,194,917	~~W~~	100,048,902

36.	CONTINGENT LIABILITIES AND COMMITMENTS:

(1)	Details of contingent liabilities and commitments as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Detail	Dec. 31, 2025		Dec. 31, 2024
Guarantees	Confirmed	~~W~~	51,208,835	~~W~~	49,007,121
	Unconfirmed		11,067,022		14,582,684

	Subtotal		62,275,857		63,589,805

Loan commitments	Local currency, foreign currencies, offshore loan commitments		38,964,297		38,427,669
	Others		396,886		260,308

	Subtotal		39,361,183		38,687,977

Securities purchase commitments			930,981		708,267

	Total	~~W~~	102,568,021	~~W~~	102,986,049

(2)	Details of guarantees that have been provided for others as of December 31, 2025 and 2024, are as follows (Korean won in millions):

	Detail	Dec. 31, 2025		Dec. 31, 2024
Confirmed guarantees	Local currency:
	Performance of contracts	~~W~~	15,836	~~W~~	29,648
	Repayment of advances		28,204		34,289
	Others		11,277		5,556

	Subtotal		55,317		69,493

	Foreign currencies:
	Performance of contracts		7,158,985		8,198,183
	Repayment of advances		21,611,661		21,428,505
	Acceptances of import letter of credit		6,592		10,469
	Foreign liabilities		18,208,713		15,334,784
	Others		4,167,567		3,965,687

	Subtotal		51,153,518		48,937,628

Unconfirmed guarantees	Foreign liabilities		2,897,797		3,302,853
	Repayment of advances		8,013,942		11,228,674
	Issuance of import letter of credit		142,894		51,122
	Others		12,389		35

	Subtotal		11,067,022		14,582,684

	Total	~~W~~	62,275,857	~~W~~	63,589,805

(3)	Details of guarantees classified by country as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	~~W~~	34,104,121	66.60	~~W~~	8,270,582	74.73	~~W~~	42,374,703	68.04
	Saudi Arabia		962,343	1.88		249,386	2.25		1,211,729	1.95
	India		624,119	1.22		—	—		624,119	1.00
	Indonesia		1,429,186	2.79		7,673	0.07		1,436,859	2.31
	Vietnam		1,233,730	2.41		169,836	1.53		1,403,566	2.25
	Australia		101,445	0.20		—	—		101,445	0.16
	Qatar		111,578	0.22		—	—		111,578	0.18
	Singapore		397,827	0.78		—	—		397,827	0.64
	Oman		365,545	0.71		26,100	0.24		391,645	0.63
	Uzbekistan		89,182	0.17		—	—		89,182	0.14
	Others		2,509,472	4.90		134,532	1.22		2,644,004	4.25

	Subtotal		41,928,548	81.88		8,858,109	80.04		50,786,657	81.55

Europe	United Kingdom		532,617	1.04		—	—		532,617	0.86
	Belgium		12,387	0.02		69,776	0.63		82,163	0.13
	France		1,103,986	2.16		330,737	2.99		1,434,723	2.30
	Poland		3,789,449	7.40		1,010,679	9.13		4,800,128	7.71
	Others		1,752,664	3.42		41,757	0.38		1,794,421	2.88

	Subtotal		7,191,103	14.04		1,452,949	13.13		8,644,052	13.88

America	United States		380,146	0.74		669,859	6.05		1,050,005	1.69
	Mexico		295,628	0.58		—	—		295,628	0.47
	Others		798,415	1.56		27,262	0.25		825,677	1.33

	Subtotal		1,474,189	2.88		697,121	6.30		2,171,310	3.49

Africa	Marshall Islands		25,728	0.05		55,663	0.50		81,391	0.13
	Mozambique		521,599	1.02		—	—		521,599	0.84
	Others		67,668	0.13		3,180	0.03		70,848	0.11

	Subtotal		614,995	1.20		58,843	0.53		673,838	1.08

	Total	~~W~~	51,208,835	100.00	~~W~~	11,067,022	100.00	~~W~~	62,275,857	100.00

(December 31, 2024)

		Confirmed guarantees			Unconfirmed guarantees			Total
Detail		Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Asia	Korea	~~W~~	34,444,129	70.28	~~W~~	11,781,636	80.79	~~W~~	46,225,765	72.69
	China		33,923	0.07		—	—		33,923	0.05
	Saudi Arabia		874,774	1.78		—	—		874,774	1.38
	India		745,905	1.52		—	—		745,905	1.17
	Indonesia		1,470,512	3.00		76,273	0.52		1,546,785	2.43
	Vietnam		1,364,403	2.78		205,372	1.41		1,569,775	2.47
	Australia		142,497	0.29		—	—		142,497	0.22
	Qatar		156,290	0.32		—	—		156,290	0.25
	Singapore		66,150	0.13		—	—		66,150	0.10
	Oman		354,328	0.72		23,871	0.16		378,199	0.59
	Uzbekistan		193,623	0.40		—	—		193,623	0.30
	Others		2,482,009	5.07		124,533	0.86		2,606,542	4.11

	Subtotal		42,328,543	86.36		12,211,685	83.74		54,540,228	85.76

Europe	United Kingdom		303,385	0.62		—	—		303,385	0.48
	Belgium		12,690	0.03		7,753	0.05		20,443	0.03
	France		448,761	0.92		—	—		448,761	0.71
	Netherlands		205,800	0.42		—	—		205,800	0.32
	Others		3,780,979	7.72		2,190,302	15.02		5,971,281	9.40

	Subtotal		4,751,615	9.71		2,198,055	15.07		6,949,670	10.94

America	United States		44,615	0.09		19,110	0.13		63,725	0.10
	Mexico		315,918	0.64		—	—		315,918	0.50
	Others		866,357	1.77		145,211	1.00		1,011,568	1.59

	Subtotal		1,226,890	2.50		164,321	1.13		1,391,211	2.19

Africa	Mozambique		580,821	1.19		—	—		580,821	0.91
	Others		119,252	0.24		8,623	0.06		127,875	0.20

	Subtotal		700,073	1.43		8,623	0.06		708,696	1.11

	Total	~~W~~	49,007,121	100.00	~~W~~	14,582,684	100.00	~~W~~	63,589,805	100.00

(4)	Details of guarantees classified by industry as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	~~W~~	30,663,425	59.88	~~W~~	8,758,631	79.14	~~W~~	39,422,056	63.30
Transportation		3,145,541	6.14		459,357	4.15		3,604,898	5.79
Financial institution		5,227,916	10.21		1,094,499	9.89		6,322,415	10.15
Wholesale and retail		1,327,583	2.59		5,298	0.05		1,332,881	2.14
Construction		3,343,698	6.53		494,836	4.47		3,838,534	6.16
Public sector and others		7,500,672	14.65		254,401	2.30		7,755,073	12.46

Total	~~W~~	51,208,835	100.00	~~W~~	11,067,022	100.00	~~W~~	62,275,857	100.00

(December 31, 2024)

	Confirmed guarantees			Unconfirmed guarantees			Total
Detail	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
Manufacturing	~~W~~	30,745,306	62.74	~~W~~	11,609,150	79.61	~~W~~	42,354,456	66.61
Transportation		2,520,523	5.14		512,477	3.51		3,033,000	4.77
Financial institution		3,030,797	6.18		1,843,195	12.64		4,873,992	7.66
Wholesale and retail		1,715,742	3.50		1,431	0.01		1,717,173	2.70
Real estate business		61,557	0.13		—	—		61,557	0.10
Construction		3,638,050	7.42		82,967	0.57		3,721,017	5.85
Public sector and others		7,295,146	14.89		533,464	3.66		7,828,610	12.31

Total	~~W~~	49,007,121	100.00	~~W~~	14,582,684	100.00	~~W~~	63,589,805	100.00

(5)	Global Medium-Term Note Program and CP programs

The Bank has been establishing the following programs regarding the issue of foreign currencies bonds and CPs:

1)

Established on August 1, 1991, initially, and annually renewed, U.S. Shelf Registration to issue foreign bonds under the Securities and Exchange Commission rule of the United States of America with an issuance limit of USD 75 billion.

2)	Established on May 14, 1997, and May 16, 1997, initially, and annually renewed, Euro and US CP programs to issue CPs with issuance limits of USD 10 billion and USD 2 billion, respectively.

3)	Established on November 6, 1997, initially, and annually renewed, Global Medium-Term Note Program to issue mid-to-long-term foreign currencies bonds with an issuance limit of USD 35 billion.

4)	Established in 1995, initially, and renewed every two years, Yen Shelf Registration to issue Samurai bond with an issuance limit of JPY 500 billion.

5)	Established on May 31, 2010, Australian Domestic Debt Issuance Program to issue Kangaroo bond with limit of AUD 6 billion.

6)	Established on January 17, 2011, initially, and renewed every two years, Uridashi Shelf Registration to issue Uridashi bond with an issuance limit of JPY 500 billion.

(6)	Litigations

As of December 31, 2025, 3 lawsuits (aggregated claim amount: ~~W~~3,825 million) were filed as a plaintiff and 7 pending litigations as a defendant were filed (aggregated claim amount: ~~W~~6,820 million). The Bank’s management expects that there is no significant impact on the separate financial statements due to these lawsuits but it is possible to make additional loss to the Bank due to the results of future litigation.

(7)	Written-off loans

The Bank manages written-off loans that have claims on debtors due to the statute of limitations, uncollected after write-off, etc. The written-off loans as of December 31, 2025 and 2024, are ~~W~~2,084,344 million and ~~W~~1,637,615 million, respectively. The contractual uncollected amount of financial assets, which were written off during 2025, but are still subject to collection, is ~~W~~3,526 million.

37.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Related parties consist of entities related to the Bank, postemployment benefits, a key management personnel and a close member of that person’s family, an entity controlled or jointly controlled and an entity influenced significantly.

(1)	Details of related parties as of December 31, 2025, are as follows:

Detail	Relationship	Ownership- percentage (%)
Parent:
Korean government	Parent	76.79
Subsidiaries and Associates:
KEXIM Bank UK Limited	Subsidiary	100.00
PT.KOEXIM Mandiri Finance	Subsidiary	97.52
KEXIM Vietnam Leasing Co.	Subsidiary	100.00
KEXIM Asia Limited	Subsidiary	100.00
KEXIM Global(Singapore) Ltd.	Subsidiary	100.00
EXIM PLUS Co., Ltd.	Subsidiary	100.00
Credit Guarantee and Investment Fund	Associate	14.80
Korea Aerospace Industries. Ltd.	Associate	26.41
KB-Badgers Future Mobility ESG Fund I	Associate	22.73
WWG Green New Deal Fund	Associate	25.00
Corporate Structure Innovation PEF IV	Associate	22.00
HANGUK INVESTMENT SEMAINBEROBOTIKSEUSAMO INVESTMENT LIMITED PARTNERSHIP	Associate	23.58
STIC K-Growth Private Equity Fund	Associate	21.57
Wonik M&A 2024 Private Equity Fund	Associate	25.00
Corporate Structure Innovation PEF V	Associate	22.02
Daishin Growth Capital 2024 Private Equity Fund	Associate	20.00
ET Private Equity Fund	Associate	22.60
Corporate Structure Innovation PEF VI	Associate	21.67
CLSA Korea Private Equity Fund I	Associate	24.51

(2)	Significant balances of receivables, payables and guarantees between the Bank and related parties

1)	Receivables and payables between the Bank and related parties as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Detail	Receivables		Allowance for credit losses / Provisions		Payables
Subsidiaries:
KEXIM Bank UK Limited	~~W~~	283,775	~~W~~	—	~~W~~	—
PT.KOEXIM Mandiri Finance		154,809		315		—
KEXIM Vietnam Leasing Co.		47,384		141		—
KEXIM Asia Limited		221,538		151		—
KEXIM Global(Singapore) Ltd.		189,397		—		—

Subtotal		896,903		607		—

Associates:
Korea Aerospace Industries. Ltd.		—		1,304		—

Total	~~W~~	896,903	~~W~~	1,911	~~W~~	—

(December 31, 2024)

Detail	Receivables		Allowance for credit losses / Provisions		Payables
Subsidiaries:
KEXIM Bank UK Limited	~~W~~	334,101	~~W~~	—	~~W~~	—
PT.KOEXIM Mandiri Finance		158,989		321		—
KEXIM Vietnam Leasing Co.		81,935		161		—
KEXIM Asia Limited		210,096		133		—
KEXIM Global(Singapore) Ltd.		258,747		—		—

Subtotal		1,043,868		615		—

Associates:
Korea Aerospace Industries. Ltd.		—		1,380		286

Total	~~W~~	1,043,868	~~W~~	1,995	~~W~~	286

2)	Guarantees provided to the related parties as of December 31, 2025 and 2024, are as follows (Korean won in millions):

(December 31, 2025)

Detail	Confirmed guarantees		Loan commitments
Subsidiaries:
KEXIM Bank UK Limited	~~W~~	—	~~W~~	421,768
PT.KOEXIM Mandiri Finance		—		61,701
KEXIM Vietnam Leasing Co.		—		225,279
KEXIM Asia Limited		—		378,359
KEXIM Global(Singapore) Ltd.		—		722,539

Subtotal		—		1,809,646

Associates:
Korea Aerospace Industries. Ltd.		1,237,150		—

Total	~~W~~	1,237,150	~~W~~	1,809,646

(December 31, 2024)

Detail	Confirmed guarantees		Loan commitments
Subsidiaries:
KEXIM Bank UK Limited	~~W~~	—	~~W~~	511,085
PT.KOEXIM Mandiri Finance		—		61,740
KEXIM Vietnam Leasing Co.		—		205,635
KEXIM Asia Limited		—		307,759
KEXIM Global(Singapore) Ltd.		—		483,579

Subtotal		—		1,569,798

Associates:
Korea Aerospace Industries. Ltd.		1,319,561		—

Total	~~W~~	1,319,561	~~W~~	1,569,798

(3)	Profit and loss transactions between the Bank and related parties

Profit and loss transactions between the Bank and related parties for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

Detail	Revenue		Bad debt expenses		Expenses
Subsidiaries:
KEXIM Bank UK Limited	~~W~~	18,287	~~W~~	—	~~W~~	—
PT.KOEXIM Mandiri Finance		7,937		(5)		1
KEXIM Vietnam Leasing Co.		2,976		(20)		1
KEXIM Asia Limited		7,276		18		—
KEXIM Global(Singapore) Ltd.		6,317		—		—
EXIM PLUS Co., Ltd.		—		—		10,397

Subtotal		42,793		(7)		10,399

Associates:
Korea Aerospace Industries. Ltd.		17,193		—		—

Total	~~W~~	59,986	~~W~~	(7)	~~W~~	10,399

(2024)

Detail	Revenue		Bad debt expenses		Expenses
Subsidiaries:
KEXIM Bank UK Limited	~~W~~	23,561	~~W~~	—	~~W~~	—
PT.KOEXIM Mandiri Finance		8,522		108		—
KEXIM Vietnam Leasing Co.		4,974		—		—
KEXIM Asia Limited		14,500		1		—
KEXIM Global(Singapore) Ltd.		3,844		—		—
EXIM PLUS Co., Ltd.		—		—		7,173

Subtotal		55,401		109		7,173

Associates:
Korea Aerospace Industries. Ltd.		4,067		—		—

Total	~~W~~	59,468	~~W~~	109	~~W~~	7,173

(4)	Loans transactions between the Bank and related parties

Loan transactions between the Bank and related parties for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

(2025)

Detail	Financing transaction
	Loan		Collection
Subsidiaries:
KEXIM Bank UK Limited	~~W~~	1,163,369	~~W~~	1,220,480
PT.KOEXIM Mandiri Finance		643,868		645,480
KEXIM Vietnam Leasing Co.		240,508		272,105
KEXIM Asia Limited		569,328		560,647
KEXIM Global(Singapore) Ltd.		732,144		807,011

Total	~~W~~	3,349,217	~~W~~	3,505,723

(2024)

Detail	Financing transaction
	Loan		Collection
Subsidiaries:
KEXIM Bank UK Limited	~~W~~	1,990,818	~~W~~	1,972,275
PT.KOEXIM Mandiri Finance		563,560		546,566
KEXIM Vietnam Leasing Co.		330,409		365,532
KEXIM Asia Limited		900,247		965,272
KEXIM Global(Singapore) Ltd.		454,873		278,077

Total	~~W~~	4,239,907	~~W~~	4,127,722

(5)	Details of compensation for key executives for the years ended December 31, 2025 and 2024, are as follows (Korean won in millions):

Detail	2025		2024
Short-term employee benefits	~~W~~	3,198	~~W~~	3,415
Post-employment benefits		257		259

Total	~~W~~	3,455	~~W~~	3,674

38.	APPROVAL OF SEPARATE FINANCIAL STATEMENTS:

The separate financial statements of the Bank were approved by board of directors on March 23, 2026 and were finally approved by the Operations Committee on March 26, 2026.

THE REPUBLIC OF KOREA

Land and History

Territory and Population

Located generally south of the 38th parallel on the Korean peninsula, The Republic of Korea covers about 38,000 square miles, approximately one-fourth of which is arable. The Republic has a population of approximately 52 million people. The country’s largest city and capital, Seoul, has a population of about 9 million people.

Map of the Republic of Korea

Political History

Dr. Rhee Seungman, who was elected President in each of 1948, 1952, 1956 and 1960, dominated the years after the Republic’s founding in 1948. Shortly after President Rhee’s resignation in 1960 in response to student-led demonstrations, a group of military leaders headed by Park Chung Hee assumed power by coup. The military leaders established a civilian government, and the country elected Mr. Park as President in October 1963. President Park served as President until his assassination in 1979 following a period of increasing strife between the Government and its critics. The Government declared martial law and formed an interim government under Prime Minister Choi Kyu Hah, who became the next President. After clashes between the Government and its critics, President Choi resigned, and General Chun Doo Hwan, who took control of the Korean army, became President in 1980.

In late 1980, the country approved, by national referendum, a new Constitution, providing for indirect election of the President by an electoral college and for certain democratic reforms, and shortly thereafter, in early 1981, re-elected President Chun.

Responding to public demonstrations in 1987, the legislature revised the Constitution to provide for direct election of the President. In December 1987, Roh Tae Woo won the presidency by a narrow plurality, after opposition parties led by Kim Young Sam and Kim Dae Jung failed to unite behind a single candidate. In February 1990, two opposition political parties, including the one led by Kim Young Sam, merged into President Roh’s ruling Democratic Liberal Party.

In December 1992, the country elected Kim Young Sam as President. The election of a civilian and former opposition party leader considerably lessened the controversy concerning the legitimacy of the political regime. President Kim’s administration reformed the political sector and deregulated and internationalized the Korean economy.

In December 1997, the country elected Kim Dae Jung as President. President Kim’s party, the Millennium Democratic Party (formerly known as the National Congress for New Politics), formed a coalition with the United Liberal Democrats led by Kim Jong Pil, with Kim Jong Pil becoming the first prime minister in President Kim’s administration. The coalition, which temporarily ended before the election held in April 2000, continued with the appointment of Lee Han Dong of the United Liberal Democrats as the Prime Minister in June 2000. The coalition again ended in September 2001.

In December 2002, the country elected Roh Moo Hyun as President. President Roh and his supporters left the Millennium Democratic Party in 2003 and formed a new party, the Uri Party, in November 2003. On August 15, 2007, 85 members of the National Assembly, previously belonging to the Uri Party, or the Democratic Party, formed the United New Democratic Party, or the UNDP. The Uri Party merged into the UNDP on August 20, 2007. In February 2008, the UNDP merged back into the Democratic Party. In December 2011, the Democratic Party merged with the Citizens Unity Party to form the Democratic United Party, which changed its name to the Democratic Party in May 2013.

In December 2007, the country elected Lee Myung-Bak as President. He commenced his term in February 2008. In April 2018, the Korean prosecutor’s office indicted former President Lee on 16 counts of corruption, including bribery, abuse of power, embezzlement and other irregularities. In October 2018, a Seoul district court sentenced him to 15 years of prison term, which decision he subsequently appealed. In October 2020, the Supreme Court ruled against such appeal and sentenced him to 17 years of prison term. Subsequently, he was released from prison pursuant to a special presidential pardon in December 2022.

In December 2012, the country elected Park Geun-hye as President. She commenced her term in February 2013. In March 2017, the Constitutional Court unanimously upheld a parliamentary vote to impeach President Park, triggering her immediate dismissal, for a number of constitutional and criminal violations, including violation of the Constitution and abuse of power by allowing her confidant to exert influence on state affairs and allowing senior presidential aides to aid in her extortion from companies. After a series of trials, former President Park was sentenced to a combined 22 years of prison term and a fine of ~~W~~21.5 billion. In light of her deteriorating health, however, former President Park was granted a special pardon by President Moon, her successor, and was released from prison in December 2021.

A special election to elect a successor to former President Park was held in May 2017 and the country elected Moon Jae-in as President. His term, which commenced on May 10, 2017, ended on May 9, 2022.

In March 2022, the country elected Yoon Suk-yeol as President. His term commenced on May 10, 2022. On December 3, 2024, President Yoon declared martial law, citing an urgent need to protect the country. The National Assembly swiftly voted to rescind the declaration of martial law, which led to President Yoon’s revocation of the decree hours later. On December 14, 2024, the National Assembly voted in favor of President Yoon’s impeachment, for his purported acts of insurrection, among others, which resulted in an immediate suspension of his presidential powers, with the prime minister simultaneously taking over the role of acting President. On April 4, 2025, the Constitutional Court unanimously upheld the National Assembly’s vote to impeach President Yoon, triggering his immediate dismissal. Subsequently, in February 2026, former President Yoon was sentenced to life imprisonment by the Seoul Central District Court for charges of leading an insurrection, abuse of power, obstruction of justice and other crimes relating to his declaration of martial law in December 2024.

A special election to elect a successor to former President Yoon was held in June 2025 and the country elected Lee Jae-myung as President for a five-year term. His term commenced on June 4, 2025.

Government and Politics

Government and Administrative Structure

Governmental authority in the Republic is centralized and concentrated in a strong presidency. The President is elected by popular vote and can only serve one term of five years. The President chairs the State Council, which consists of the President, the prime minister, the deputy prime ministers, the respective heads of Government ministries and the ministers of state. The President can select the members of the State Council and appoint or remove all other Government officials, except for elected local officials.

The President can veto new legislation and take emergency measures in cases of natural disaster, serious fiscal or economic crisis, state of war or other similar circumstances. The President must promptly seek the concurrence of the National Assembly for any emergency measures taken and failing to do so automatically invalidates the emergency measures. In the case of martial law, the President may declare martial law without the consent of the National Assembly; provided, however, that the President must notify the National Assembly without delay, and if the National Assembly, by a majority vote of its total members, requests the lifting of martial law, the President is constitutionally required to comply with such request.

The National Assembly exercises the country’s legislative power. The Constitution and the Public Official Election Act provide for the direct election of about 84% of the members of the National Assembly and the distribution of the remaining seats proportionately among parties winning more than five seats in the direct election or receiving over 3% of the popular vote, although the provision requiring over 3% of the popular vote has been ruled unconstitutional by the Constitutional Court and is currently awaiting legislative amendment by the National Assembly. National Assembly members serve four-year terms. The National Assembly enacts laws, ratifies treaties and approves the national budget. The executive branch drafts most legislation and submits it to the National Assembly for approval.

The country’s judicial branch comprises the Supreme Court, the Constitutional Court and lower courts of various levels. The President appoints the Chief Justice of the Supreme Court and appoints the other Justices of the Supreme Court upon the recommendation of the Chief Justice. All appointments to the Supreme Court require the consent of the National Assembly. The Chief Justice, with the consent of the conference of Supreme Court Justices, appoints all the other judges in Korea. Supreme Court Justices serve for six years and all other judges serve for ten years. Other than the Chief Justice, justices and judges may be reappointed to successive terms.

The President formally appoints all nine judges of the Constitutional Court, but three judges must be designated by the National Assembly and three by the Chief Justice of the Supreme Court. Constitutional Court judges serve for six years and may be reappointed to successive terms.

Administratively, the Republic comprises six provinces (Gyeonggi, Chungbuk, Chungnam, Jeonnam, Gyeongbuk and Gyeongnam), three special autonomous provinces (Jeju, Gangwon and Jeonbuk), one special city (Seoul), six metropolitan cities (Busan, Daegu, Incheon, Gwangju, Daejeon and Ulsan) and one special autonomous city (Sejong). On July 1, 2026, the Jeonnam Province and Gwangju Metropolitan City will be consolidated into Jeonnam-Gwangju Integrated Special City. From 1961 to 1995, the national government controlled the provinces and the President appointed provincial officials. Local autonomy, including the election of provincial officials, was reintroduced in June 1995.

Political Parties

The 22nd legislative general election was held on April 10, 2024 and the term of the National Assembly members elected in the 22nd legislative general election commenced on May 30, 2024. Currently, there are three major political parties: The Democratic Party of Korea, or the DPK, the People Power Party, or the PPP, and the Rebuilding Korea Party, or the RKP.

As of March 31, 2026, the parties control the following number of seats in the National Assembly:

	DPK	PPP	RKP	Others	Total
Number of seats	161	107	12	15	295

Relations with North Korea

Relations between the Republic and North Korea have been tense over most of the Republic’s history. The Korean War began with the invasion of the Republic by communist forces from the north in 1950, which was repelled by the Republic and the United Nations forces led by the United States. Following a military stalemate, an armistice was reached establishing a demilitarized zone monitored by the United Nations in the vicinity of the 38th parallel in 1953.

North Korea maintains a military force estimated at more than a million regular troops, mostly concentrated near the northern side of the demilitarized zone, and approximately 7.6 million reserves. The Republic’s military forces, composed of approximately 500,000 regular troops and 3.1 million reserves, maintain a state of military preparedness along the southern side of the demilitarized zone. In addition, the United States has maintained its military presence in the Republic since the signing of the armistice and currently has approximately 28,500 troops stationed in the Republic. The Republic and the United States share a joint command structure over their military forces in Korea. In October 2014, the United States and the Republic agreed to implement a conditions-based approach to the dissolution of their joint command structure at an appropriate future date, which would allow the Republic to assume the command of its own armed forces in the event of war on the Korean peninsula. Over the years, the Republic and the United States have entered into a series of Special Measures Agreements, or SMAs, which cover the Republic’s contribution to the cost of maintaining the U.S. military presence in the Republic. In March 2021, the Republic and the United States reached an agreement to enter into a new six-year SMA, under which the Republic would increase its share of the cost of the American military presence in the Republic, which became effective in September 2021 upon ratification by the National Assembly.

The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. Political, military and security developments on the Korean Peninsula remain unpredictable and may adversely affect regional stability. Kim Jong-un, who assumed power in December 2011 following the death of his father, Kim Jong-il, continues to consolidate his authority, and the long-term direction of North Korea’s political leadership, military posture and economic policies remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapons, ballistic missile and satellite programs as well as its hostile military and other actions against Korea. Some of the significant incidents in recent years include the following:

•

From time to time, North Korea has conducted ballistic missile tests. In February 2016, North Korea launched a long-range rocket in violation of its agreement with the United States as well as United Nations sanctions barring it from conducting launches that use ballistic missile technology. Despite international condemnation, North Korea released a statement that it intends to continue its rocket launch program and it conducted a series of ballistic missile tests in 2016 and 2017. In response, the United Nations Security Council issued unanimous statements condemning North Korea and agreeing to continue to closely monitor the situation and to take further significant measures, and in December 2017, unanimously passed a resolution extending existing sanctions that were imposed on North Korea. Despite such actions, North Korea increased the frequency of its military actions since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite.

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned North Korea’s provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, as did the United States and the European Union.

•

In August 2015, two Korean soldiers were injured in a landmine explosion near the Korean demilitarized zone. Claiming the landmines were set by North Koreans, the Korean army re-initiated its propaganda program toward North Korea utilizing loudspeakers near the demilitarized zone. In retaliation, the North Korean army fired artillery rounds on the loudspeakers, resulting in the highest level of military readiness for both Koreas.

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019, there can be no assurance that the level of tension on the Korean peninsula will not escalate in the future or that such escalation will not have a material adverse impact on the Republic’s economy and us. Any further increase in tension, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between the Republic and North Korea or between the United States and North Korea break down or further military hostilities occur, could have a material adverse effect on the Republic’s economy and us. Over the longer term, reunification of the two Koreas could occur. Reunification may entail a significant economic commitment by the Republic.

Foreign Relations and International Organizations

The Republic maintains diplomatic relations with most nations of the world, most importantly with the United States with which it entered into a mutual defense treaty and several economic agreements. The Republic also has important relationships with Japan and China, its largest trading partners together with the United States.

The Republic belongs to a number of supranational organizations, including:

•	United Nations;

•	the International Monetary Fund, or the IMF;

•	the World Bank;

•	the Asian Development Bank, or the ADB;

•	the Multilateral Investment Guarantee Agency;

•	the International Finance Corporation;

•	the International Development Association;

•	the African Development Bank;

•	the International Bank for Reconstruction and Development;

•	the European Bank for Reconstruction and Development;

•	the Bank for International Settlements;

•	the World Health Organization, or the WHO;

•	the World Trade Organization, or the WTO;

•	the International Atomic Energy Agency, or the IAEA;

•	the Inter-American Development Bank, or the IDB;

•	the Organization for Economic Cooperation and Development, or the OECD; and

•	the Asian Infrastructure Investment Bank.

The Economy

The following table sets forth information regarding certain of the Republic’s key economic indicators for the periods indicated.

	As of or for the year ended December 31,
	2021		2022		2023		2024			2025

	(billions of dollars and trillions of Won, except percentages)
GDP Growth (at current prices)		7.9%		4.6%		3.7%		6.2	%(7)		4.2	%(7)
GDP Growth (at chained 2020 year prices)		4.6%		2.7%		1.6%		2.0	%(7)		1.0	%(7)
Inflation(1)		2.5%		5.1%		3.6%		2.3%			2.1	%(7)
Unemployment(2)		3.7%		2.9%		2.7%		2.8%			2.8	%(7)
Trade Surplus (Deficit)(3)		$29.3		$(47.8)		$(10.3)		$51.8			$77.4	(7)
Foreign Currency Reserves		$463.1		$423.2		$420.1		$415.6			$428.1
External Liabilities(4)		$630.7		$673.3		$677.3		$672.9			$766.9	(7)
Fiscal Balance	~~W~~	(30.5)	~~W~~	(64.6)	~~W~~	(36.8)	~~W~~	(43.5)		~~W~~	(46.7	)(7)
Direct Internal Debt of the Government(5) (as % of GDP(6))		43.1%		46.2%		48.1%		49.2	%(7)		N/A	(8)
Direct External Debt of the Government(5) (as % of GDP(6))		0.5%		0.5%		0.5%		0.5	%(7)		0.6	(7)

(1)	Measured by the year-on-year change in the consumer price index with base year 2020, as announced by The Bank of Korea.
(2)	Average for year.
(3)	Derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(4)	Calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International Monetary Fund in December 2010.
(5)	Does not include guarantees by the Government. See “—Debt—External and Internal Debt of the Government—Guarantees by the Government” for information on outstanding guarantees by the Government.
(6)	At chained 2020 year prices.
(7)	Preliminary.
(8)	Not available.

Source: The Bank of Korea

Worldwide Economic and Financial Difficulties

In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and ensuing actions that the United States and other countries have taken or may take in the future, such as the imposition of sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•

disruptions in the global supply chain for raw materials, natural resources, consumer goods, rare earth minerals, component parts and other supplies, including as a result of health epidemics, government policies and labor shortages;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners;

•	increased uncertainties in the global financial markets and industry, including difficulties faced by several banks in the United States and Europe;

•	financial and social difficulties affecting many governments worldwide, in particular in Latin America and Europe;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic;

•	the slowdown of economic growth in China and other major emerging market economies; and

•	fluctuations in oil and commodity prices.

There has been significant volatility in global financial markets resulting from, among others, the escalating hostilities in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel), the Russia-Ukraine war and ensuing sanctions against Russia, difficulties faced by several banks in the United States and Europe and significant fluctuations in policy interest rates globally, which has also led to significant volatility in the Korea Composite Stock Price Index in recent years. See “—The Financial System—Securities Markets”. Declines in the index and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies and banks to raise capital. Moreover, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years. A depreciation of the Won generally increases the cost of imported goods and services and the required amount of the Won revenue for Korean companies to service foreign currency-denominated debt.

In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets. In addition, in the event of difficult conditions in the global credit markets or a deterioration of the global economy in the future, the Korean economy could be adversely affected and Korean banks may be forced to fund their operations at a higher cost or may be unable to raise as much funding as they need to support their lending and other activities.

In addition to the global developments, domestic developments that could lead to or contribute to a material adverse effect on the Korean economy include, among other things, the following:

•	a slowdown in consumer spending and depressed consumer sentiment due to the outbreak of infectious diseases, such as the COVID-19 pandemic;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers, which may occur due to, among others, higher levels of market interest rates;

•

steadily rising household debt consisting of housing loans and merchandise credit, which increased to approximately Won 1,978.8 trillion as of December 31, 2025 from Won 843.2 trillion as of December 31, 2010, primarily due to increases in mortgage loans and purchases with credit cards;

•	deterioration in economic or diplomatic relations between Korea and other countries resulting from territorial or trade disputes or disagreements in foreign policy;

•

a substantial increase in the Government’s expenditures for pension and social welfare programs, due in part to an aging population (defined as the population of people aged 65 years or older) that accounted for approximately 20.3% of the Republic’s total population as of December 31, 2025, an increase from 7.2% as of December 31, 2000, and is expected to surpass 23.6% in 2028;

•	decreases in the market prices of Korean real estate; and

•	the occurrence of severe health epidemics that affect the livestock industry.

Gross Domestic Product

GDP measures the market value of all final goods and services produced within a country for a given period and reveals whether a country’s productive output rises or falls over time. Economists present GDP in both current market prices and “real” or “inflation-adjusted” terms. In March 2009, the Republic adopted a method known as the “chain-linked” measure of GDP, replacing the previous fixed-base, or “constant” measure of GDP, to show the real growth of the aggregate economic activity, as recommended by the System of National Accounts 1993. GDP at current market prices values a country’s output using the actual prices of each year, whereas the “chain-linked” measure of GDP is compiled by using “chained indices” linking volume growth between consecutive time periods. In March 2014, the Republic published a revised GDP calculation method by implementing the System of National Accounts 2008 and updating the reference year from 2005 to 2010 to align Korean national accounts statistics with the recommendations of the new international standards for compiling national economic accounts and to maintain comparability with other nations’ accounts. The main components of these revisions include, among other things, (i) recognizing expenditures for research and development and creative activity for the products of entertainment, literary and artistic originals as fixed investment, (ii) incorporating a wide array of new and revised source data such as the economic census, the population and housing census and 2010 benchmark input-output tables, which provide thorough and detailed information on the structure of the Korean economy, (iii) developing supply-use tables, which provide a statistical tool for ensuring consistency among the production, expenditure and income approaches to measuring GDP and (iv) recording merchandise trade transactions based on ownership changes rather than movements of goods across the national border. The Republic updated the reference year from 2010 to 2015 in July 2019, and from 2015 to 2020 in June 2024, to better align Korean national accounts statistics with the recommendations of the previously implemented System of National Accounts 2008, to accurately reflect recent economic structural changes, and to maintain comparability with other countries’ accounts.

The following table sets out the composition of the Republic’s GDP at current market and chained 2020 year prices and the annual average increase in the Republic’s GDP.

Gross Domestic Product

	2021	2022	2023	2024(1)	2025(1)	As % of GDP 2025(1)

	(billions of Won)
Gross Domestic Product at Current Market Prices:
Private	1,046,772.2	1,139,397.2	1,203,106.7	1,239,725.4	1,278,989.4	48.0
Government	378,268.2	409,866.5	428,148.6	447,056.5	470,017.8	17.6
Gross Capital Formation	721,964.5	774,411.5	768,159.8	766,388.6	775,861.6	29.1
Exports of Goods and Services	874,074.3	1,052,553.6	995,305.3	1,134,176.9	1,218,826.5	45.8
Less Imports of Goods and Services	(799,166.2)	(1,052,447.3)	(986,033.0)	(1,030,011.0)	(1,081,278.8)	(40.6)
Statistical Discrepancy	0.0	0.0	0.0	(479.1)	926.1	0.0
Expenditures on Gross Domestic Product	2,221,912.9	2,323,781.5	2,408,687.4	2,556,857.4	2,663,342.6	100.0
Net Factor Income from the Rest of the World	23,413.6	28,055.4	34,674.5	36,904.7	45,758.4	1.7
Gross National Income(2)	2,245,326.5	2,351,837.0	2,443,361.9	2,593,762.0	2,709,101.0	101.7
Gross Domestic Product at Chained 2020 Year Prices:
Private	1,020,878.4	1,063,928.5	1,085,426.6	1,097,036.0	1,111,481.8	48.0
Government	369,293.7	384,235.8	391,677.5	400,082.5	411,921.6	17.8
Gross Capital Formation	675,845.0	676,282.5	677,134.3	661,465.3	649,988.9	28.1
Exports of Goods and Services	789,432.2	820,347.6	848,332.6	906,303.1	944,563.0	40.8
Less Imports of Goods and Services	(701,537.0)	(730,672.0)	(752,696.6)	(771,407.8)	(801,057.4)	(34.6)
Statistical Discrepancy	(489.4)	(842.9)	(221.4)	220.2	1,302.8	0.1
Expenditures on Gross Domestic Product(3)	2,153,422.9	2,212,158.9	2,247,177.7	2,292,202.4	2,315,285.3	100.0
Net Factor Income from the Rest of the World in the Terms of Trade	22,553.7	25,584.2	31,083.4	32,301.5	39,522.2	1.7
Trading Gains and Losses from Changes in the Terms of Trade	(21,620.0)	(94,623.4)	(91,660.0)	(51,879.6)	(32,711.7)	(1.4)
Gross National Income(4)	2,154,356.5	2,143,107.5	2,186,579.3	2,272,601.1	2,322,060.1	100.3
Percentage Increase (Decrease) of GDP over Previous Year:
At Current Prices	7.9	4.6	3.7	6.2	4.2
At Chained 2020 Year Prices	4.6	2.7	1.6	2.0	1.0

(1)	Preliminary.
(2)	GDP plus net factor income from the rest of the world is equal to the Republic’s gross national income.
(3)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.
(4)	Under the “chain-linked” measure of Gross National Income, the components of Gross National Income will not necessarily add up to the total Gross National Income.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector at current market prices:

Gross Domestic Product by Economic Sector

(at current market prices)

	2021	2022	2023	2024(1)	2025(1)	As % of GDP 2025(1)

	(billions of Won)
Industrial Sectors:	773,620.4	789,147.0	818,260.2	904,125.1	953,326.3	35.8
Agriculture, Forestry and Fishing	36,998.4	33,656.4	34,871.5	37,285.4	38,998.6	1.5
Manufacturing, Mining and Quarrying	585,053.1	617,557.4	615,334.3	682,814.6	732,398.4	27.5
Mining and Quarrying	1,843.5	1,807.8	2,199.5	2,231.0	1,941.2	0.1
Manufacturing	583,209.6	615,749.6	613,134.8	680,583.6	730,457.2	27.4
Electricity, Gas and Water Supply	37,579.5	16,493.8	43,159.0	61,455.6	69,242.3	2.6
Construction	113,989.4	121,439.4	124,895.4	122,569.5	112,687.0	4.2
Services:	1,264,275.9	1,349,454.4	1,418,346.5	1,470,206.0	1,524,167.7	57.2
Wholesale and Retail Trade, Accommodation and Food Services	227,253.6	248,366.2	257,714.3	264,793.9	278,206.4	10.4
Transportation and Storage	82,702.3	95,655.6	99,398.5	103,383.0	104,881.0	3.9
Finance and Insurance	124,021.2	136,404.4	138,480.1	139,729.3	142,416.6	5.3
Real Estate	162,658.9	158,314.6	161,757.8	168,109.5	172,537.9	6.5
Information and Communication	102,319.0	103,549.3	109,212.6	114,001.9	119,135.2	4.5
Business Activities	166,098.7	177,636.8	195,980.4	200,094.9	203,354.8	7.6
Public Administration, Defense and Social Security	138,688.7	149,078.6	155,941.9	164,768.8	173,134.3	6.5
Education	96,862.5	101,581.8	105,710.7	109,857.9	113,764.0	4.3
Human Health and Social Work	114,340.0	123,519.0	129,825.3	137,316.8	145,841.7	5.5
Cultural and Other Services	49,330.9	55,348.1	64,324.9	68,150.0	70,895.9	2.7
Taxes Less Subsidies on Products	184,016.7	185,180.2	172,080.7	182,526.4	185,848.6	7.0
Gross Domestic Product at Current Market Prices	2,221,912.9	2,323,781.5	2,408,687.4	2,556,857.4	2,663,342.6	100.0
Net Factor Income from the Rest of the World	23,413.6	28,055.4	34,674.5	36,904.7	45,758.4	1.7
Gross National Income at Current Market Price	2,245,326.5	2,351,837.0	2,443,361.9	2,593,762.0	2,709,101.0	101.7

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP per capita:

Gross Domestic Product per capita

(at current market prices)

	2021	2022	2023	2024(1)	2025(1)
GDP per capita (thousands of Won)	42,919	44,971	46,578	49,407	51,531
GDP per capita (U.S. dollar)	37,503	34,809	35,681	36,223	36,233
Average Exchange Rate (in Won per U.S. dollar)	1,144.4	1,292.0	1,305.4	1,364.0	1,422.2

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s Gross National Income, or GNI, per capita:

Gross National Income per capita

(at current market prices)

	2021	2022	2023	2024(1)	2025(1)
GNI per capita (thousands of Won)	43,372	45,514	47,249	50,120	52,416
GNI per capita (U.S. dollar)	37,898	35,229	36,195	36,745	36,855
Average Exchange Rate (in Won per U.S. dollar)	1,144.4	1,292.0	1,305.4	1,364.0	1,422.2

(1)	Preliminary.

Source: The Bank of Korea

The following table sets out the Republic’s GDP by economic sector:

Gross Domestic Product by Economic Sector

(at chained 2020 year prices)

	2021	2022	2023	2024(1)	2025(1)	As % of GDP 2025(1)

	(billions of Won)
Industrial Sectors:	754,589.3	771,177.9	777,094.3	799,717.0	802,138.9	34.6
Agriculture, Forestry and Fishing	33,598.5	33,866.3	33,239.9	33,452.8	33,936.3	1.5
Manufacturing, Mining and Quarrying	565,269.6	579,036.4	587,525.2	612,533.6	624,722.4	27.0
Mining and Quarrying	1,974.8	1,785.3	1,748.2	1,620.8	1,475.9	0.1
Manufacturing	563,294.8	577,227.8	585,750.1	610,925.5	623,301.2	26.9
Electricity, Gas and Water Supply	46,403.2	48,020.4	46,767.1	48,309.2	48,084.8	2.1
Construction	109,318.0	110,254.8	109,562.1	105,421.4	95,395.4	4.1
Services:	1,222,603.2	1,269,070.6	1,303,096.2	1,324,200.8	1,347,266.1	58.2
Wholesale and Retail Trade, Accommodation and Food Services	219,693.4	231,974.4	225,315.5	222,021.2	224,754.0	9.7
Transportation and Storage	73,634.5	82,748.1	96,656.7	105,152.6	107,610.5	4.6
Finance and Insurance	117,411.7	120,645.5	121,470.6	125,704.2	132,357.0	5.7
Real Estate	163,741.0	160,447.8	161,591.7	164,810.0	165,196.1	7.1
Information and Communication	97,513.5	99,786.9	104,404.3	104,960.0	107,164.8	4.6
Business Activities	159,603.6	163,453.3	170,792.4	169,644.0	168,916.5	7.3
Public Administration, Defense and Social Security	134,868.3	139,003.2	141,575.3	144,757.3	147,981.0	6.4
Education	95,484.0	98,708.1	99,980.4	101,155.4	101,528.1	4.4
Human Health and Social Work	112,370.6	119,255.3	122,755.8	127,459.8	133,819.9	5.8
Cultural and Other Services	48,282.6	52,244.1	56,689.6	57,543.0	57,273.7	2.5
Taxes Less Subsidies on Products	176,230.4	172,134.2	165,969.0	168,062.9	166,180.6	7.2
Gross Domestic Product(2)	2,153,422.9	2,212,158.9	2,247,177.7	2,292,202.4	2,315,285.3	100.0

(1)	Preliminary.
(2)	Under the “chain-linked” measure of GDP, the components of GDP will not necessarily add up to the total GDP.

Source: The Bank of Korea

GDP growth in 2021 was 4.6% at chained 2020 year prices, as exports of goods and services increased by 10.8%, aggregate private and general government consumption expenditures increased by 4.2% and gross domestic fixed capital formation increased by 4.3%, which more than offset an increase in imports of goods and services by 10.2%, each compared with 2020.

GDP growth in 2022 was 2.7% at chained 2020 year prices, as aggregate private and general government consumption expenditures increased by 4.2% and exports of goods and services increased by 3.9%, which more than offset an increase in imports of goods and services by 4.2% and a decrease in gross fixed capital formation by 0.2%, each compared with 2021.

GDP growth in 2023 was 1.6% at chained 2020 year prices, as exports of goods and services increased by 3.4% and aggregate private and general government consumption expenditures increased by 2.0%, which was offset in significant part by a 3.0% increase in imports of goods and services, each compared with 2022.

Based on preliminary data, GDP growth in 2024 was 2.0% at chained 2020 year prices, as exports of goods and services increased by 6.8% and aggregate private and general government consumption expenditures increased by 1.4%, which was offset in part by a 2.5% increase in imports of goods and services and a 0.8% decrease in gross domestic fixed capital formation, each compared with 2023.

Based on preliminary data, GDP growth in 2025 was 1.0% at chained 2020 year prices, as exports of goods and services increased by 4.2% and aggregate private and general government consumption expenditures increased by 1.8%, which were offset in part by a 3.8% increase in imports of goods and services and a 3.2% decrease in gross domestic fixed capital formation, each compared with 2024.

Principal Sectors of the Economy

Industrial Sectors

The following table sets out production indices for the principal industrial products of the Republic and their relative contribution to total industrial production:

Industrial Production

(2020 = 100)

	Index Weight(1)	2021	2022	2023	2024(2)	2025(2)
Industries	10,000.0	107.8	108.5	109.0	113.1	119.1
Mining and Manufacturing	9,582.7	107.8	108.5	109.0	113.1	119.1
Mining	23.7	94.2	95.8	113.9	94.7	74.6
Manufacturing	9,559.0	107.8	108.5	109.0	113.1	119.1
Food Products	623.0	111.8	114.3	109.3	122.7	126.9
Beverage Products	131.0	93.0	91.4	76.5	74.4	74.4
Tobacco Products	37.3	88.4	93.2	100.9	114.3	96.2
Textiles	111.5	104.3	100.4	82.1	80.5	78.6
Wearing Apparel, Clothing Accessories and Fur Articles	77.7	150.2	139.3	142.6	92.4	105.9
Tanning and Dressing of Leather, Luggage and Footwear	16.9	92.0	78.7	49.5	39.4	36.4
Wood and Products of Wood and Cork (Except Furniture)	32.3	78.4	89.1	91.5	77.2	101.7
Pulp, Paper and Paper Products	157.7	97.6	95.5	94.1	104.1	109.3
Printing and Reproduction of Recorded Media	45.7	109.6	128.1	112.3	100.7	112.9
Coke, hard-coal and lignite fuel briquettes and Refined Petroleum Products	251.8	97.9	101.6	104.2	108.5	109.1
Chemicals and Chemical Products	696.5	105.9	93.6	91.0	95.8	95.8
Pharmaceuticals, Medicinal Chemicals and Botanical Products	329.9	95.3	111.6	141.3	158.0	194.4
Rubber and Plastic Products	446.8	104.5	110.8	112.9	120.5	118.6
Non-metallic Minerals	243.9	107.8	96.7	85.5	92.1	101.4
Basic Metals	655.4	101.0	95.5	97.1	96.9	95.3
Fabricated Metal Products	550.8	83.8	82.9	93.9	114.1	108.1
Electronic Components, Computer, Radio, Television and Communication Equipment and Apparatuses	1,794.2	340.0	314.5	330.0	335.4	364.0
Medical, Precision and Optical Instruments, Watches and Clocks	370.3	299.2	364.0	360.7	381.7	411.6
Electrical Equipment	453.3	112.6	136.8	120.4	94.7	92.3
Other Machinery and Equipment	825.1	117.1	113.8	109.3	102.3	111.1
Motor Vehicles, Trailers and Semitrailers	1,321.9	109.2	120.6	136.6	135.1	135.5
Other Transport Equipment	233.3	93.3	108.0	103.5	125.7	158.1
Furniture	38.3	88.9	79.9	65.7	59.3	47.8
Other Products	114.4	232.8	340.1	244.0	287.8	545.1
Electricity, Gas	417.3	104.9	107.5	103.5	104.7	105.6
Total Index	10,000.0	107.8	108.5	109.0	113.1	119.1

(1)

Index weights were established on the basis of an industrial census in 2020 and reflect the average annual value added by production in each of the classifications shown, expressed as a percentage of total value added in the mining, manufacturing and electricity and gas industries in that year.

(2)	Preliminary.

Source: The Bank of Korea; Korea National Statistical Office

Industrial production increased by 7.8% in 2021, primarily due to increased exports and domestic consumption. Industrial production increased by 0.7% in 2022, primarily due to increased exports and domestic consumption. Industrial production increased by 0.5% in 2023, primarily due to increased exports. Industrial production increased by 4.1% in 2024, primarily due to increased exports. Based on preliminary data, industrial production increased by 6.0% in 2025, primarily due to increased exports.

Manufacturing

The manufacturing sector increased production by 7.8% in 2021, primarily due to increased demand for consumer electronics products, electronic components (including semiconductors) and machinery. The manufacturing sector increased production by 0.7% in 2022, primarily due to increased demand for electrical equipment and automobiles. The manufacturing sector increased production by 0.5% in 2023, primarily due to increased demand for automobiles and pharmaceuticals. The manufacturing sector increased production by 4.1% in 2024, primarily due to increased demand for electronic components (including semiconductors) and pharmaceuticals. Based on preliminary data, the manufacturing sector increased production by 6.0% in 2025, primarily due to increased demand for semiconductors and other transport equipment.

Automobiles. In 2021, automobile production decreased by 1.3% and domestic sales volume recorded a decrease of 8.5%, compared with 2020, primarily due to the global shortage of semiconductors amid the COVID-19 pandemic, but export sales volume recorded an increase of 8.6% compared with 2020, primarily due to an increase in the market share of domestic automobile manufacturers in the global automotive market. In 2022, automobile production increased by 8.5% and export sales volume recorded an increase of 12.7%, compared with 2021, primarily due to an increase in demand for Korean automobiles in the global automotive market as well as the gradual easing of the global shortage of automotive semiconductors in the second half of 2022, but domestic sales volume recorded a decrease of 3.2% compared with 2021, primarily due to the global shortage of automotive semiconductors during the first half of 2022. In 2023, automobile production increased by 13.0%, export sales volume recorded an increase of 20.3% and domestic sales volume recorded an increase of 3.3%, compared with 2022, primarily due to the continued easing of the global shortage of automotive semiconductors and increased global and domestic demand for environmentally-friendly automobiles. In 2024, automobile production decreased by 2.7% and domestic sales volume recorded a decrease of 6.5%, compared with 2023, primarily due to a decrease in demand for automobiles following a deterioration in domestic economic conditions, but export sales volume recorded an increase of 0.6% compared with 2023, primarily due to an increase in demand for environmentally-friendly automobiles in the global automotive market. Based on preliminary data, in 2025, automobile production decreased by 0.6% and export sales volume recorded a decrease of 1.7%, compared with 2024, primarily due to a decrease in automotive parts and increased overseas production, but domestic sales volume recorded an increase of 3.3%, compared with 2024, primarily due to increased domestic demand for environmentally-friendly automobiles.

Electronics. In 2021, electronics production amounted to ~~W~~370,907 billion, an increase of 12.4% from the previous year, and exports amounted to US$227.6 billion, an increase of 24.0% from the previous year, primarily due to an increase in demand for semiconductors, display panels, mobile devices, solid state drives and secondary cell batteries. In 2021, export sales of semiconductor memory chips constituted approximately 20.0% of the Republic’s total exports. In 2022, electronics production amounted to ~~W~~378,091 billion, an increase of 1.9% from the previous year, and exports amounted to US$233.2 billion, an increase of 2.5% from the previous year, primarily due to an increase in demand for semiconductors, display panels and secondary cell batteries. In 2022, export sales of semiconductor memory chips constituted approximately 19.1% of the Republic’s total exports. In 2023, electronics production amounted to ~~W~~352,540 billion, a decrease of 6.8% from the previous year, and exports amounted to US$186.8 billion, a decrease of 19.9% from the previous year, primarily due to a decrease in demand for semiconductors, computers and other electronic apparatuses. In 2023, export sales of semiconductor memory chips constituted approximately 15.8% of the Republic’s total exports. Based on preliminary data, in 2024, electronics production amounted to ~~W~~406,215 billion, an increase of 15.2% from the previous year, and exports amounted to US$235.1 billion, an increase of 25.9% from the previous year, primarily due to an increase in demand for semiconductors, computers and other electronic apparatuses. In 2024, export sales of semiconductor memory chips constituted approximately 20.8% of the Republic’s total exports. Based on preliminary data, in 2025, electronics production amounted to ~~W~~434,808 billion, an increase of 7.0% from the previous year, and exports amounted to US$264.3 billion, an increase of 12.4% from the previous year, primarily due to an increase in demand for semiconductors, computers, other electronic apparatuses and telecommunications equipment. In 2025, export sales of semiconductor memory chips constituted approximately 24.4% of the Republic’s total exports.

Iron and Steel. In 2021, crude steel production totaled 70.4 million tons, an increase of 5.0% from 2020, primarily due to an increase in domestic demand for crude steel products following a gradual economic recovery from the COVID-19 pandemic, but export sales volume of iron and steel products decreased by 6.1%, primarily due to an increase in the price of steel products coupled with a decrease in global demand for crude steel products resulting from the COVID-19 pandemic. In 2022, crude steel production totaled 65.8 million tons, a decrease of 6.5% from 2021, primarily due to disruptions in supply chain resulting from the Russia-Ukraine war and the temporary closure of steel production plants in Korea due to a typhoon during the course of 2022, and export sales volume of iron and steel products decreased by 5.3%, primarily due to a decrease in global demand for crude steel products resulting from the lingering effects of the COVID-19 pandemic and a general slowdown of the global economy. In 2023, crude steel production totaled 66.7 million tons, an increase of 1.3% from 2022, primarily due to the re-opening of steel production plants in Korea following the recovery from the damage caused by a typhoon during 2022, and export sales volume of iron and steel products increased by 6.5%, primarily due to an increase in demand for crude steel products from North America and Japan. In 2024, crude steel production totaled 63.7 million tons, a decrease of 4.5% from 2023, primarily due to a decrease in domestic demand for crude steel products resulting from adverse conditions in the construction and shipbuilding industries, although export sales volume of iron and steel products increased by 3.7%, primarily due to an increase in demand for crude steel products from export destinations in Europe, Mexico and India. Based on preliminary data, in 2025, crude steel production totaled 62.2 million tons, a decrease of 2.4% from 2024, primarily due to a decrease in global demand for crude steel products as well as a decrease in domestic demand resulting from adverse conditions in the construction and real estate industries.

Shipbuilding. In 2021, the Republic’s shipbuilding orders amounted to approximately 17 million compensated gross tons, an increase of 112.5% compared to 2020, primarily due to increased demand for container carriers and LNG carriers. In 2022, the Republic’s shipbuilding orders amounted to approximately 16 million compensated gross tons, a decrease of 5.9% compared to 2021, primarily due to a decrease in demand for oil tankers and container carriers. In 2023, the Republic’s shipbuilding orders amounted to approximately 10 million compensated gross tons, a decrease of 37.5% compared to 2022, primarily due to decreased demand for container carriers and LNG carriers. In 2024, the Republic’s shipbuilding orders amounted to approximately 11 million compensated gross tons, an increase of 9.1% compared to 2023, primarily due to an increase in demand for LNG carriers, oil tankers and container carriers.

Agriculture, Forestry and Fisheries

The Government’s agricultural policy has traditionally focused on:

•	grain production;

•	development of irrigation systems;

•	land consolidation and reclamation;

•	seed improvement;

•	mechanization measures to combat drought and flood damage; and

•	increasing agricultural incomes.

Recently, however, the Government has increased emphasis on cultivating profitable crops and strengthening international competitiveness as a result of the continued opening of the domestic agricultural market.

In 2021, rice production increased 11.4% from 2020 to 3.9 million tons. In 2022, rice production decreased 2.6% from 2021 to 3.8 million tons. In 2023, rice production decreased 2.6% from 2022 to 3.7 million tons. In 2024, rice production decreased 2.7% from 2023 to 3.6 million tons. In 2025, rice production decreased 2.8% from 2024 to 3.5 million tons. Due to limited crop yields resulting from geographical and physical constraints, the Republic depends on imports for certain basic foodstuffs.

The Government is seeking to develop the fishing industry by encouraging the building of large fishing vessels and modernizing fishing equipment, marketing techniques and distribution outlets.

In 2021, the agriculture, forestry and fisheries industry increased by 3.4% compared to 2020, primarily due to an increase in farming and fisheries production. In 2022, the agriculture, forestry and fisheries industry increased by 0.8% compared to 2021, primarily due to an increase in livestock production. In 2023, the agriculture, forestry and fisheries industry decreased by 1.8% compared to 2022, primarily due to a decrease in farming and livestock production. Based on preliminary data, in 2024, the agriculture, forestry and fisheries industry increased by 0.6% compared to 2023, primarily due to an increase in farming and livestock production. Based on preliminary data, in 2025, the agriculture, forestry and fisheries industry increased by 1.4% compared to 2024, primarily due to an increase in farming, livestock and fisheries production.

Construction

In 2021, the construction industry decreased by 0.9% compared to 2020, primarily due to a decrease in the construction of residential buildings. In 2022, the construction industry increased by 0.9% compared to 2021, primarily due to an increase in the construction of commercial buildings. In 2023, the construction industry decreased by 0.6% compared to 2022, primarily due to a decrease in the construction of residential buildings. Based on preliminary data, in 2024, the construction industry decreased by 3.8% compared to 2023, primarily due to a decrease in the construction of residential buildings. Based on preliminary data, in 2025, the construction industry decreased by 9.5% compared to 2024, primarily due to decreases in both residential and commercial buildings.

Electricity and Gas

The following table sets out the Republic’s dependence on imports for energy consumption:

Dependence on Imports for Energy Consumption

	Total Primary Energy Supply	Imports	Imports Dependence Ratio
	(millions of tons of oil equivalents(1), except ratios)
2021	300.4	284.8	94.8
2022	303.8	286.8	94.4
2023	298.1	279.3	93.7
2024(2)	304.3	284.2	93.4
2025(2)	298.8	277.6	92.9

(1)	Conversion to tons of oil equivalents was calculated based on energy conversion factors under the Energy Act Enforcement Decree as amended in July 2017.
(2)	Preliminary.

Source: Korea Energy Economics Institute; Korea National Statistical Office

Korea has almost no domestic oil or gas production and depends on imported oil and gas to meet its energy requirements. Accordingly, the international prices of oil and gas significantly affect the Korean economy. Any significant long-term increase in the prices of oil and gas (including as a result of the ongoing military conflict between Iran and other countries, including the United States and Israel, which has resulted in higher oil prices to date) will increase inflationary pressures in Korea and adversely affect the Republic’s balance of trade.

To reduce its dependence on oil and gas imports, the Government has encouraged energy conservation and energy source diversification emphasizing nuclear energy. The following table sets out the principal primary sources of energy supplied in the Republic, expressed in oil equivalents and as a percentage of total energy consumption.

Primary Energy Supply by Source

	Coal		Gas		Oil		Nuclear		Others(1)		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%	Quantity	%
	(millions of tons of oil equivalents(2), except percentages)
2021	76,818	25.6	59,594	19.8	115,205	38.4	33,657	11.2	15,091	5.0	300,365	100.0
2022	75,803	25.0	59,096	19.5	114,676	37.7	37,500	12.3	16,732	5.5	303,807	100.0
2023	73,507	24.7	56,718	19.0	111,036	37.2	38,445	12.9	18,432	6.2	298,138	100.0
2024(3)	69,664	22.9	60,871	20.0	113,861	37.4	40,205	13.2	19,654	6.5	304,255	100.0
2025(3)	68,481	22.9	60,961	20.4	108,985	36.5	39,340	13.2	20,994	7.0	298,761	100.0

(1)	Includes hydro-electric power, biofuels and waste-based energy, geothermal and solar power and heat.
(2)	Conversion to tons of oil equivalents was calculated based on energy conversion factors under the Energy Act Enforcement Decree as amended in July 2017.
(3)	Preliminary.

Source: Korea Energy Economics Institute; The Bank of Korea

The Republic’s first nuclear power plant went into full operation in 1978 with a rated generating capacity of 587 megawatts. As of December 31, 2025, the Republic had 26 nuclear plants with a total estimated nuclear power installed generating capacity of 26,050 megawatts and four nuclear plants under construction.

In February 2025, the Government announced the Eleventh Basic Plan of Long-Term Electricity Supply and Demand for the period from 2024 to 2038, which focuses on, among other things, (i) promoting the use of scientific methods to estimate and calculate future electricity demand, (ii) pursuit of energy mix that prioritizes supply stability, efficiency and carbon neutrality, (iii) expansion of carbon-free energy sources instead of converting aging coal-fired generation plants into LNG power plants, (iv) expansion of power grid systems that take into account the construction of new facilities for renewable energy, and (v) effective utilization of the energy market to enhance supply stability and energy distribution. Furthermore, the Eleventh Basic Plan includes the following implementation measures: (i) continued utilization of nuclear power as a carbon-free energy source, (ii) systematic expansion of renewable energy sources while attaining greenhouse gas reduction goals, (iii) expansion of clean hydrogen- and ammonia-based power generation, and (iv) incorporation of district energy systems into the national electricity supply and demand management framework.

Services Sector

In 2021, the service industry increased by 8.8% compared to 2020 as the arts, sports and recreation related services sector increased by 18.8%, the information and communications sector increased by 14.6% and the transportation and storage sector increased by 11.9%, each compared with 2020. In 2022, the service industry increased by 11.6% compared to 2021 as the arts, sports and recreation related services sector increased by 48.5%, the transportation and storage sector increased by 30.5% and the accommodation and food services sector increased by 25.6%, each compared with 2021. In 2023, the service industry increased by 4.9% compared to 2022 as the arts, sports and recreation related services sector increased by 9.8%, the membership organizations, repair and other personal services sector increased by 9.6% and the financial and insurance activities sector increased by 8.8%, each compared with 2022. In 2024, the service industry increased by 3.3% compared to 2023 as the transportation and storage sector increased by 7.6%, the arts, sports and recreation related services sector increased by 3.8% and the human health and social work activities sector increased by 5.7%, each compared with 2023. Based on preliminary data, in 2025, the service industry increased by 3.3% compared to 2024 as the human health and social work activities sector increased by 6.9%, the information and communications sector increased by 4.6% and the financial and insurance activities sector increased by 4.2%, each compared with 2024.

Prices, Wages and Employment

The following table shows selected price and wage indices and unemployment rates:

	Producer Price Index(1)	Increase (Decrease) Over Previous Year	Consumer Price Index(1)	Increase (Decrease) Over Previous Year	Wage Index(1)(2)		Increase (Decrease) Over Previous Year		Unemployment Rate(1)(3)
	(2020=100)	(%)	(2020=100)	(%)	(2015=100)		(%)		(%)
2021	106.4	6.4	102.5	2.5	123.5		6.9		3.7
2022	115.3	8.4	107.7	5.1	130.7		5.8		2.9
2023	117.1	1.6	111.6	3.6	134.9		3.2		2.7
2024	119.1	1.7	114.2	2.3	138.4		2.6		2.8
2025	120.5	1.2	116.6	2.1	N/A	(4)	N/A	(4)	2.8

(1)	Average for the year.
(2)	Nominal wage index of average earnings in the manufacturing industry.
(3)	Expressed as a percentage of the economically active population.
(4)	Not available.

Source: The Bank of Korea; Korea National Statistical Office

In 2021, the inflation rate increased to 2.5%, primarily due to increases in agricultural and livestock product prices and oil prices. In 2022, the inflation rate increased to 5.1%, primarily due to increases in agricultural and livestock product prices and oil prices. In 2023, the inflation rate decreased to 3.6%, primarily due to a slower rate of increase in the prices of agricultural and livestock products and oil. In 2024, the inflation rate decreased to 2.3% despite increases in agricultural and livestock product prices, primarily due to a slower rate of increase in the prices of personal services, electricity, gas, water and processed goods and, to a lesser extent, a decrease in oil prices. Based on preliminary data, in 2025, the inflation rate decreased to 2.1%, primarily due to a slower rate of increase in the prices of agricultural and livestock product prices and oil prices.

In 2021, the unemployment rate decreased to 3.7%, reflecting a gradual recovery of the Korean economy from the COVID-19 pandemic. In 2022, the unemployment rate decreased to 2.9%, reflecting a gradual recovery of the Korean economy from the COVID-19 pandemic. In 2023, the unemployment rate decreased to 2.7%, primarily due to an increase in the number of workers employed in the service industry. In 2024, the unemployment rate increased to 2.8%, primarily due to a decrease in the number of workers employed in the manufacturing and construction sectors. Based on preliminary data, in 2025, the unemployment rate remained stable at 2.8%.

From 1992 to 2009, the economically active population of the Republic increased by approximately 24.8% to 24.3 million, while the number of employees increased by approximately 23.7% to 23.5 million. The economically active population over 15 years old as a percentage of the total over-15 population has remained between 62% and 65% over the past decade. Literacy among workers under 50 is almost universal. As of December 31, 2025, the economically active population of the Republic was 29.6 million and the number of employees was 28.8 million.

The following table shows selected employment information by industry and by gender:

	2021	2022	2023	2024	2025
	(all figures in percentages, except as indicated)
Labor force (in thousands of persons)	27,273	28,089	28,416	28,576	28,769
Employment by Industry:
Agriculture, Forestry and Fishing	5.3	5.4	5.3	5.2	4.8
Mining and Manufacturing	16.1	16.1	15.7	15.6	15.3
S.O.C & Services	78.6	78.5	79.0	79.2	79.9
Electricity, Transport, Communication and Finance	12.2	12.3	12.4	12.8	13.1
Business, Private & Public Service and Other Services	38.8	39.1	39.5	39.7	40.9
Construction	7.7	7.6	7.4	7.2	6.7
Wholesale & Retail Trade, Hotels and Restaurants	20.0	19.6	19.6	19.4	19.2

Total Employed	100.0	100.0	100.0	100.0	100.0

Employment by Gender:
Male	57.0	56.7	56.1	55.7	55.4
Female	43.0	43.3	43.9	44.3	44.6

Total Employed	100.0	100.0	100.0	100.0	100.0

Source: The Bank of Korea

Pursuant to certain amendments to the Labor Standards Act that became effective on July 1, 2018, the maximum working hours of employees have been reduced from 68 hours per week to 52 hours per week, and the number of special industries that are exempt from restrictions on maximum working hours was significantly reduced. This maximum working hours restriction under the amended Labor Standards Act is in effect for workplaces with 300 or more workers from July 1, 2018, and has been extended to workplaces with 50 or more but fewer than 300 workers from January 1, 2020, and has been further extended to workplaces with five or more but fewer than 50 workers from July 1, 2021.

Labor unrest in connection with demands by unionized workers for better wages and working conditions and greater job security occurs from time to time in the Republic. Some of the significant incidents in recent years include the following:

•

In November and December 2021, unionized workers at Hankook Tire & Technology, one of Korea’s largest tire makers, went on a full strike demanding higher wages and performance-based incentive payments.

•

In 2021, unionized workers at CJ Logistics, one of Korea’s largest freight transportation companies, went on a series of partial strikes and demonstrations, demanding higher wages commensurate with increases in parcel delivery fees.

•

In June and November 2022, unionized truck drivers across various industries went on nationwide strikes demanding that a minimum pay system based on freight rates be made permanent and expanded in scope.

•	In 2022, subcontracted workers of Daewoo Shipping and Marine Engineering went on a full strike demanding higher wages.

•	In September 2023, the National Railroad Workers’ Union went on strike demanding improved pay and working conditions and an expansion of the KTX bullet train services.

•	In November 2023, unionized Seoul subway workers went on strike in protest of the city-run Seoul Metro’s bid to downsize its workforce.

•

In early 2024, thousands of doctors went on strike to protest the Government’s plans to increase the number of medical school admissions, and to demand higher pay and reductions in their workload, among others.

•	In December 2024, the National Railroad Workers’ Union and Seoul Subway Workers’ Union went on strike demanding increased pay and improved working conditions.

•	In September and October 2025, unions representing airport workers across multiple airports in the Republic conducted coordinated strikes demanding improved pay, job security and working conditions.

•	In December 2025 unionized workers at Korea Railroad Corporation and Seoul Metro went on a strike demanding increased pay, improved working conditions and staffing levels.

Actions such as these by labor unions may hinder implementation of the labor reform measures and disrupt the Government’s plans to create a more flexible labor market. Although much effort is being expended to resolve labor disputes in a peaceful manner, there can be no assurance that further labor unrest will not occur in the future. Continued labor unrest in key industries of the Republic may have an adverse effect on the economy.

In 1997, the Korean Confederation of Trade Unions organized a political alliance, which led to the formation of the Democratic Labor Party in January 2000. The Democratic Labor Party merged with The New People’s Participation Party and changed its name to The Unified Progressive Party, or the UPP, in December 2011. In October 2012, the UPP split and seven UPP members of the National Assembly and their supporters formed a new party, the Progressive Justice Party, which changed its name to the Justice Party in July 2013. In December 2014, the Constitutional Court ordered the dissolution of the UPP and the removal of the party’s five lawmakers from the National Assembly for violating the Republic’s Constitution after certain of its members were convicted of trying to instigate an armed rebellion and supporting North Korea. In the legislative general election held on April 13, 2016, the Justice Party won six seats in the National Assembly, and the members-elect began their four-year terms on May 30, 2016. As of December 31, 2025, the Justice Party did not hold any seat in the National Assembly.

Population and Birthrate

Both the population and birthrate in the Republic have been declining for most of the recent past. The following table shows the population and birthrate of the Republic:

	2021	2022	2023	2024	2025
Population (in thousands of persons)	51,639	51,439	51,325	51,217	51,117
Birthrate (percentage)(1)	0.81	0.78	0.72	0.75	0.80	(2)

(1)	Represents the average number of children a woman gives birth to over her lifetime.
(2)	Preliminary.

Source: Ministry of the Interior and Safety; Korea National Statistical Office

The Financial System

Structure of the Financial Sector

The Republic’s financial sector includes the following categories of financial institutions:

•	The Bank of Korea;

•	banking institutions;

•	non-bank financial institutions; and

•	other financial entities, including:

•	financial investment companies;

•	credit guarantee institutions;

•	venture capital companies; and

•	miscellaneous others.

To increase transparency in financial transactions and enhance the integrity and efficiency of the financial markets, Korean law requires that financial institutions confirm that their clients use their real names when transacting business. The Government also strengthened confidentiality protection for private financial transactions.

In July 2007, the Korean National Assembly passed the Financial Investment Services and Capital Markets Act, or the FSCMA, under which various industry-based capital markets regulatory systems were consolidated into a single regulatory system. The FSCMA, which became effective in February 2009, expands the scope of permitted investment-related financial products and activities through expansive definitions of financial instruments and function-based regulations that allow financial investment companies to offer a wider range of financial services, as well as strengthening investor protection and disclosure requirements.

Prior to the effective date of the FSCMA, separate laws regulated various types of financial institutions depending on the type of the financial institution (for example, securities companies, futures companies, trust business companies and asset management companies) and subjected financial institutions to different licensing and ongoing regulatory requirements (for example, under the Securities and Exchange Act, the Futures Trading Act and the Indirect Investment Asset Management Business Act). By applying one uniform set of rules to financial businesses having the same economic function, the FSCMA attempts to improve and address issues caused by the previous regulatory system under which the same economic function relating to capital markets-related business were governed by multiple regulations. To this end, the FSCMA categorizes capital markets-related businesses into six different functions as follows:

•	investment dealing (trading and underwriting of financial investment products);

•	investment brokerage (brokerage of financial investment products);

•	collective investment (establishment of collective investment schemes and the management thereof);

•	investment advice;

•	discretionary investment management; and

•	trusts (together with the five businesses set forth above, the Financial Investment Businesses).

Accordingly, all financial businesses relating to financial investment products are classified as one or more of the Financial Investment Businesses described above, and financial institutions are subject to the regulations applicable to their relevant Financial Investment Businesses, irrespective of what type of financial institution it is. For example, under the FSCMA, derivative businesses conducted by securities companies and futures companies are subject to the same regulations, at least in principle.

The banking business and the insurance business are not subject to the FSCMA and will continue to be regulated under separate laws; provided, however, that they are subject to the FSCMA if their activities involve any Financial Investment Businesses requiring a license based on the FSCMA.

Banking Industry

The banking industry comprises commercial banks and specialized banks. Commercial banks serve the general public and corporate sectors. They include nationwide banks, regional banks and branches of foreign banks. Regional banks provide services similar to nationwide banks, but operate in a geographically restricted region. Branches of foreign banks have operated in the Republic since 1967 but provide a relatively small proportion of the country’s banking services. As of December 31, 2025, there were seven nationwide banks, five regional banks, three internet-only banks and 33 foreign banks with branches operating in the Republic.

Specialized banks meet the needs of specific sectors of the economy in accordance with Government policy; they are organized under, or chartered by, special laws. Specialized banks include (i) The Korea Development Bank, (ii) The Export-Import Bank of Korea, (iii) Industrial Bank of Korea, (iv) SuHyup Bank and (v) NongHyup Bank. The Government has made capital contributions to three of these specialized banks as follows:

•

The Korea Development Bank: the Government owns directly all of its paid-in capital and has made capital contributions since its establishment in 1954. Recent examples include the Government’s contributions to its capital of ~~W~~1,121 billion in 2021, ~~W~~1,265 billion in 2022, ~~W~~775 billion in 2023, ~~W~~2,390 billion in 2024 and ~~W~~855 billion in 2025. Taking into account these capital contributions, its total paid-in capital was ~~W~~27,258 billion as of December 31, 2025.

•

The Export-Import Bank of Korea: the Government owns, directly and indirectly, all of its paid-in capital and has made capital contributions since its establishment in 1976. Recent examples include the Government’s contributions to its capital of ~~W~~299 billion in 2021, ~~W~~25 billion in 2022, ~~W~~2,000 billion in 2023, ~~W~~2,100 billion in 2024 and ~~W~~300 billion in 2025. Taking into account these capital contributions, its total paid-in capital was ~~W~~17,173 billion as of December 31, 2025.

•

Industrial Bank of Korea: the Government directly owned 59.5% of its total shares (including common and preferred shares) as of December 31, 2025. The Government had owned all of the issued share capital of Industrial Bank of Korea until 1994, but the Government’s minimum share ownership requirement was repealed in 1997, and the Government has since periodically adjusted its ownership percentage in Industrial Bank of Korea through transactions involving the purchase and sale of its common shares. In 2020, Industrial Bank of Korea issued an aggregate of 161,507,381 new common shares to the Government for a total of ~~W~~1,266 billion in cash. In November 2020, Industrial Bank of Korea acquired from the Government and cancelled an aggregate of 44,847,038 perpetual preferred shares that it had previously issued to the Government. In May 2021, Industrial Bank of Korea issued and sold 5,636,227 new ordinary shares to the Government for an aggregate consideration of ~~W~~49 billion in cash. Taking into account such transactions, its total paid-in capital was ~~W~~4,211 billion as of December 31, 2025.

The economic difficulties in 1997 and 1998 caused an increase in Korean banks’ non-performing assets and a decline in capital adequacy ratios of Korean banks. From 1998 through 2002, the Financial Services Commission amended banking regulations several times to adopt more stringent criteria for non-performing assets that more closely followed international standards.

The following table sets out the total loans (including loans in Won and loans in foreign currencies) and non-performing assets of Korean banks as of the dates indicated.

	Total Loans		Non-Performing Assets(1)		Percentage of Total

	(trillions of won)				(percentage)
December 31, 2021	2,371.9		11.8		0.5
December 31, 2022	2,532.4		10.1		0.4
December 31, 2023	2,629.0		12.5		0.5
December 31, 2024	2,799.1		15.0		0.5
December 31, 2025(2)	2,905.8	(2)	16.6	(2)	0.6	(2)

(1)	Assets classified as substandard or below.
(2)	Preliminary.

Source: Financial Supervisory Service

In 2021, these banks posted an aggregate net profit of ~~W~~16.9 trillion, compared to an aggregate net profit of ~~W~~12.1 trillion in 2020, primarily due to the significant amount of gains recognized by The Korea Development Bank in connection with the exercise of its right to convert its convertible bonds issued by HMM Company

Limited into common shares, which took place in June 2021, and to a lesser extent, increased net interest income and decreased loan loss provisions. In 2022, these banks posted an aggregate net profit of ~~W~~18.5 trillion, compared to an aggregate net profit of ~~W~~16.9 trillion in 2021, primarily due to increased net interest income reflecting the rise in interest rates during 2022. In 2023, these banks posted an aggregate net profit of ~~W~~21.7 trillion, compared to an aggregate net profit of ~~W~~18.5 trillion in 2022, primarily due to an increase in net interest income, which was offset in part by an increase in loan loss provisions. In 2024, these banks posted an aggregate net profit of ~~W~~22.2 trillion, compared to an aggregate net profit of ~~W~~21.7 trillion in 2023, primarily due to a decrease in loan loss provisions, which was offset in part by an increase in non-operating expenses. Based on preliminary data, in 2025, these banks posted an aggregate net profit of ~~W~~24.1 trillion, compared to an aggregate net profit of ~~W~~22.2 trillion in 2024, primarily due to a significant rise in foreign exchange and derivatives-related gains driven by heightened volatility in interest rates and exchange rates during 2025.

Non-Bank Financial Institutions

Non-bank financial institutions include:

•	savings institutions, including trust accounts of banks, mutual savings banks, credit unions, mutual credit facilities, community credit cooperatives and postal savings;

•	life insurance institutions; and

•	credit card companies.

As of December 31, 2025, 79 mutual savings banks, 22 life insurance institutions, which include joint venture life insurance institutions and wholly-owned subsidiaries of foreign life insurance companies, and eight credit card companies operated in the Republic.

Money Markets

In the Republic, the money markets consist of the call market and markets for a wide range of other short-term financial instruments, including treasury bills, monetary stabilization bonds, negotiable certificates of deposits, repurchase agreements and commercial paper.

Securities Markets

On January 27, 2005, the Korea Exchange was established pursuant to the now repealed Korea Securities and Futures Trading Act by consolidating the Korea Stock Exchange, the Korea Futures Exchange, the KOSDAQ Stock Market, Inc., or the KOSDAQ, and the KOSDAQ Committee of the Korea Securities Dealers Association, which had formerly managed the KOSDAQ. There are three major markets operated by the Korea Exchange: the KRX KOSPI Market, the KRX KOSDAQ Market, and the KRX Derivatives Market. The Korea Exchange has two trading floors located in Seoul, one for the KRX KOSPI Market and one for the KRX KOSDAQ Market, and one trading floor in Busan for the KRX Derivatives Market. The Korea Exchange is a joint stock company with limited liability, the shares of which are held by (i) financial investment companies that were formerly members of the Korea Futures Exchange or the Korea Stock Exchange and (ii) the stockholders of the KOSDAQ. Currently, the Korea Exchange is the only stock exchange in Korea and is operated by membership, having as its members Korean financial investment companies and some Korean branches of foreign financial investment companies.

The Korea Exchange publishes the Korea Composite Stock Price Index every ten seconds, which is an index of all equity securities listed on the Korea Exchange. The Korea Composite Stock Price Index is computed using the aggregate value method, whereby the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

The following table shows the value of the Korea Composite Stock Price Index as of the dates indicated:

December 30, 2021	2,977.7
January 28, 2022	2,663.3
February 28, 2022	2,699.2
March 31, 2022	2,757.7
April 29, 2022	2,695.1
May 31, 2022	2,685.9
June 30, 2022	2,332.6
July 29, 2022	2,451.5
August 31, 2022	2,472.1
September 30, 2022	2,155.5
October 31, 2022	2,293.6
November 30, 2022	2,472.5
December 29, 2022	2,236.4
January 31, 2023	2,425.1
February 28, 2023	2,412.9
March 31, 2023	2,476.9
April 28, 2023	2,501.5
May 31, 2023	2,577.1
June 30, 2023	2,564.3
July 31, 2023	2,632.6
August 31, 2023	2,556.3
September 27, 2023	2,465.1
October 31, 2023	2,278.0
November 30, 2023	2,535.3
December 28, 2023	2,655.3
January 31, 2024	2,497.1
February 29, 2024	2,642.4
March 29, 2024	2,746.6
April 30, 2024	2,692.1
May 31, 2024	2,636.5
June 28, 2024	2,797.8
July 31, 2024	2,770.7
August 30, 2024	2,674.3
September 30, 2024	2,593.3
October 31, 2024	2,556.2
November 29, 2024	2,455.9
December 30, 2024	2,399.5
January 31, 2025	2,517.4
February 28, 2025	2,532.8
March 31, 2025	2,481.1
April 30, 2025	2,556.6
May 30, 2025	2,697.7
June 30, 2025	3,071.7
July 31, 2025	3,245.4
August 29, 2025	3,186.0
September 30, 2025	3,424.6
October 31, 2025	4,107.5
November 28, 2025	3,926.6
December 30, 2025	4,214.2
January 30, 2026	5,224.4
February 27, 2026	6,224.1
March 31, 2026	5,052.5
April 30, 2026	6,598.9

Over the years, liquidity and credit concerns and volatility in the global financial markets have led to fluctuations in the stock prices of Korean companies. In recent years, there was significant volatility in the stock prices of Korean companies due to geopolitical uncertainties, exchange rate fluctuations and changes in domestic economic conditions. The index was 7,981.4 on May 14, 2026.

Supervision System

The Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and all other financial sector regulatory bodies merged in January 1999 to form the Financial Supervisory Service. The Financial Supervisory Service acts as the executive body of the Financial Services Commission. The Financial Services Commission reports to, but operates independently of, the Prime Minister’s office.

The Ministry of Finance and Economy focuses on fiscal policy and foreign currency regulations. The Bank of Korea manages monetary policy focusing on price stabilization.

Deposit Insurance System

The Republic’s deposit insurance system insures amounts on deposit with banks, non-bank financial institutions, securities companies and life insurance companies.

The Depositor Protection Act of Korea provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ~~W~~100 million per depositor per bank, which limit increased from ~~W~~50 million through an amendment to the Presidential Decree to the Depositor Protection Act of Korea that became effective in September 2025.

The Government excluded certain deposits, such as repurchase agreements, from the insurance scheme, expanded the definition of insured financial institutions to which the insurance scheme would apply and gradually increased the insurance premium rates applicable to insured financial institutions.

Monetary Policy

The Bank of Korea

The Bank of Korea was established in 1950 as Korea’s central bank and the country’s sole currency issuing bank. A seven-member Monetary Policy Committee, chaired by the Governor of The Bank of Korea, formulates and controls monetary and credit policies.

Inflation targeting is the basic system of operation for Korean monetary policy. The consumer price index is used as The Bank of Korea’s target indicator. To achieve its established inflation target, the Monetary Policy Committee of The Bank of Korea determines and announces the “Bank of Korea Base Rate”, the reference rate applied in transactions such as repurchase agreements between The Bank of Korea and its financial institution counterparts. The Bank of Korea uses open market operations as its primary instrument to keep the call rate in line with the Monetary Policy Committee’s target rate. In addition, The Bank of Korea is able to establish policies regarding its lending to banks in Korea and their reserve requirements.

Interest Rates

The Bank of Korea lowered its policy rate to 1.5% from 1.75% on July 18, 2019 and to 1.25% from 1.5% on October 16, 2019 to address the sluggishness of the global and domestic economy. On March 16, 2020, The Bank of Korea further lowered its policy rate to 0.75% from 1.25%, which was further lowered to 0.5% on May 28, 2020, in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, The Bank of Korea raised its policy rate from 0.50% to 0.75% on August 26, 2021, 1.00% on November 25, 2021 and 1.25% on January 14, 2022. Subsequently, in response to rising levels of household debt and inflationary pressures, The Bank of Korea continued to raise its policy rate, to 1.50% on April 14, 2022, 1.75% on May 26, 2022, 2.25% on July 13, 2022, 2.50% on August 25, 2022, 3.00% on October 12, 2022, 3.25% on November 24, 2022 and 3.50% on January 13, 2023. More recently, however, The Bank of Korea began to lower its policy rate, to 3.25% on October 11, 2024, 3.00% on November 28, 2024, 2.75% on February 25, 2025 and 2.50% on May 29, 2025 in response to weak economic conditions in the Republic.

With the deregulation of interest rates on banks’ demand deposits on February 2, 2004, The Bank of Korea completed the interest rate deregulation based upon the “Four-Stage Interest Rate Liberalization Plan” announced in 1991. The prohibition on the payment of interest on ordinary checking accounts was, however, maintained.

Money Supply

The following table shows the volume of the Republic’s money supply:

	December 31,
	2021	2022	2023	2024	2025

	(billions of Won)
Money Supply (M1)(1)	1,378,591.0	1,243,808.2	1,247,774.9	1,294,069.8	1,384,025.4
Quasi-money(2)	2,006,660.3	2,395,782.7	2,487,393.0	2,602,452.9	2,715,715.6
Money Supply (M2)(3)	3,385,251.3	3,639,590.9	3,735,167.9	3,896,522.7	4,099,741.0
Percentage Increase Over Previous Year	11.7%	7.5%	2.6%	4.3%	5.2%

(1)	Consists of currency in circulation and demand and instant access savings deposits at financial institutions.
(2)

Includes time and installment savings deposits, marketable instruments, yield-based dividend instruments and financial debentures, excluding financial instruments with a maturity of more than two years.

(3)	Money Supply (M2) is the sum of Money Supply (M1) and quasi-money.

Source: The Bank of Korea

Exchange Controls

Authorized foreign exchange banks, as registered with the Ministry of Finance and Economy, handle foreign exchange transactions. The Ministry has designated other types of financial institutions to handle foreign exchange transactions on a limited basis.

Korean laws and regulations generally require a report to either the Ministry of Finance and Economy, The Bank of Korea or authorized foreign exchange banks, as applicable, for issuances of international bonds and other instruments, overseas investments and certain other transactions involving foreign exchange payments.

In 1993, 1994 and 1995, the Government relaxed regulations of foreign exchange position ceilings and foreign exchange transaction documentation and created free Won accounts which may be opened by non-residents at Korean foreign exchange banks. The Won funds deposited into the free Won accounts may be converted into foreign currencies and remitted outside Korea without any governmental approval. In December 1996, after joining the OECD, the Republic freed the repatriation of investment funds, dividends and profits, as well as loan repayments and interest payments. The Government continues to reduce exchange controls in response to changes in the world economy, including the new trade regime under the WTO, anticipating that such foreign exchange reform will improve the Republic’s competitiveness and encourage strategic alliances between domestic and foreign entities.

In September 1998, the National Assembly passed the Foreign Exchange Transactions Act, which became effective in April 1999 and has subsequently been amended numerous times. In principle, most currency and capital transactions, including, among others, the following transactions, have been liberalized:

•	the investment in real property located overseas by Korean companies and financial institutions;

•	the establishment of overseas branches and subsidiaries by Korean companies and financial institutions;

•	the investment by non-residents in deposits and trust products having more than one year maturities; and

•	the issuance of debentures by non-residents in the Korean market.

To minimize the adverse effects from further opening of the Korean capital markets, the Ministry of Finance and Economy is authorized to introduce a variable deposit requirement system to restrict the influx of short-term speculative funds.

The Government has also embarked on a second set of liberalization initiatives starting in January 2001, under which ceilings on international payments for Korean residents have been eliminated, including overseas travel expenses, overseas inheritance remittances and emigration expenses. Overseas deposits, trusts, acquisitions of foreign securities and other foreign capital transactions made by residents and the making of deposits in Korean currency by non-residents have also been liberalized. In line with the foregoing liberalization, measures will also be adopted to curb illegal foreign exchange transactions and to stabilize the foreign exchange market.

Effective as of January 1, 2006, the Government liberalized the regulations governing “capital transactions”. The regulations provide that no regulatory approvals are required for any capital transactions. The capital transactions previously subject to approval requirements are now subject only to reporting requirements.

In January 2010, the Financial Supervisory Service introduced the Standards for Risk Management of Foreign Exchange Derivatives Transactions to the Enforcement Rules for Supervision of Banking Business to prevent over-hedging of foreign exchange risk by corporate investors. According to the standards as amended in June 2025, if a corporate investor, other than a financial institution or a public enterprise, wishes to enter into a currency forward, currency option, foreign exchange swap or currency swap agreement with a bank, the bank is required to verify whether the corporate investor’s assets, liabilities or contracts face foreign exchange risks that could be mitigated by a currency forward, currency option, foreign exchange swap or currency swap agreement. In addition, the bank is required to ensure that the corporate investor’s risk hedge ratio, which is the ratio of the aggregate notional amount to the aggregate amount of risk, does not exceed 125%.

Foreign Exchange

The following table shows the exchange rate between the Won and the U.S. Dollar (in Won per U.S. Dollar) as announced by the Seoul Money Brokerage Services, Ltd. as of the dates indicated:

Won/U.S. Dollar Exchange Rate
December 31, 2021	1,185.5
January 28, 2022	1,202.4
February 28, 2022	1,202.7
March 31, 2022	1,210.8
April 29, 2022	1,269.4
May 31, 2022	1,245.8
June 30, 2022	1,299.4
July 29, 2022	1,304.0
August 31, 2022	1,347.5
September 30, 2022	1,434.8
October 31, 2022	1,419.3
November 30, 2022	1,331.5
December 30, 2022	1,267.3
January 31, 2023	1,228.7
February 28, 2023	1,317.4
March 31, 2023	1,303.8
April 28, 2023	1,339.9
May 31, 2023	1,322.2
June 30, 2023	1,312.8
July 31, 2023	1,280.0
August 31, 2023	1,321.4
September 27, 2023	1,344.8
October 31, 2023	1,352.8
November 30, 2023	1,289.0
December 29, 2023	1,289.4
January 31, 2024	1,330.6
February 29, 2024	1,334.0
March 29, 2024	1,346.8
April 30, 2024	1,378.1
May 31, 2024	1,376.5
June 28, 2024	1,389.2
July 31, 2024	1,384.6
August 30, 2024	1,335.3
September 30, 2024	1,319.6
October 31, 2024	1,383.3
November 29, 2024	1,394.7
December 31, 2024	1,470.0
January 31, 2025	1,433.3
February 28, 2025	1,439.6
March 31, 2025	1,466.5
April 30, 2025	1,438.5
May 30, 2025	1,381.4
June 30, 2025	1,356.4
July 31, 2025	1,382.9
August 29, 2025	1,388.6
September 30, 2025	1,402.2
October 31, 2025	1,423.2
November 28, 2025	1,464.8
December 31, 2025	1,434.9
January 30, 2026	1,427.0
February 27, 2026	1,424.5
March 31, 2026	1,513.4
April 30, 2026	1,476.1

During the period from January 2, 2008 through April 16, 2009, the value of the Won relative to the U.S. dollar declined by approximately 29.9%, due primarily to adverse economic conditions resulting from liquidity and credit concerns and volatility in the global credit and financial markets and repatriations by foreign investors of their investments in the Korean stock market. The exchange rate between the Won and the U.S. Dollar has fluctuated since then. In recent years, the value of the Won relative to the U.S. dollar depreciated significantly, due primarily to the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia, the escalating hostilities in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel) and the political situation in Korea following the declaration of martial law by former President Yoon in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. The market average exchange rate was Won 1,495.1 to US$1.00 on May 14, 2026.

Balance of Payments and Foreign Trade

Balance of Payments

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current balance and the capital balance. The current balance tracks a country’s trade in goods and services and transfer payments and measures whether a country is living within its income from trading and investments. The capital balance covers all transactions involving the transfer of capital into and out of the country, including loans and investments. The overall balance represents the sum of the current and capital balances. An overall balance surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. An overall balance deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency. The financial account mirrors the overall balance. If the overall balance is positive, the surplus, which represents the nation’s savings, finances the overall deficit of the country’s trading partners. Accordingly, the financial account will indicate cash outflows equal to the overall surplus. If, however, the overall balance is negative, the nation has an international deficit which must be financed. Accordingly, the financial account will indicate cash inflows equal to the overall deficit.

The following table sets out certain information with respect to the Republic’s balance of payments:

Balance of Payments(1)

Classification	2021	2022	2023	2024	2025(4)

	(millions of dollars)
Current Account	83,879.1	23,238.4	32,530.2	99,973.5	123,053.8
Goods	79,659.1	18,334.7	44,630.5	110,910.0	138,073.2
Exports(2)	655,640.1	697,755.1	642,117.2	703,974.8	718,942.5
Imports(2)	575,981.0	679,420.4	597,486.7	593,064.8	580,869.3
Services	(8,994.4)	(10,750.7)	(30,742.5)	(29,428.4)	(34,519.4)
Income	19,305.8	19,784.8	25,208.5	26,779.5	27,918.9
Current Transfers	(6,091.4)	(4,130.4)	(6,566.3)	(8,287.6)	(8,418.9)
Capital and Financial Account	78,335.3	27,063.2	32,129.1	97,150.9	120,021.5
Capital Account	(155.3)	0.7	47.1	282.9	258.0
Financial Account(3)	78,490.6	27,062.5	32,082.0	96,868.0	119,763.5
Net Errors and Omissions	(5,233.2)	3,823.4	(495.3)	(3,388.4)	(3,548.3)

(1)

Figures are prepared based on the sixth edition of the Balance of Payment Manual published by International Monetary Fund in December 2010 and implemented by the Government in December 2013. In December 2018, The Bank of Korea revised the Republic’s balance of payments information to capture new economic activities and reflect the changes in raw data.

(2)	These entries are derived from trade statistics and are valued on a free on board basis, meaning that the insurance and freight costs are not included.
(3)	Includes borrowings from the IMF, syndicated bank loans and short-term borrowings.
(4)	Preliminary.
Source:	The Bank of Korea

The current account surplus in 2024 increased to US$100.0 billion in 2024 from the current account surplus of US$32.5 billion in 2023, primarily due to an increase in surplus from the goods account, an increase in surplus from the income account and a decrease in deficit from the services account. Based on preliminary data, the current account surplus in 2025 increased to US$123.1 billion in 2025 from the current account surplus of US$100.0 billion in 2024, primarily due to an increase in surplus from the goods account and an increase in surplus from the income account, the effects of which were offset in part by an increase in deficit from the services account.

Foreign Direct Investment

Since 1960, the Government has adopted a broad range of related laws, administrative rules and regulations that provide a framework for the conduct and regulation of foreign investment activities. In September 1998, the Government promulgated the Foreign Investment Promotion Act, or the FIPA, which replaced previous foreign direct investment related laws, rules and regulations, to promote inbound foreign investments by providing incentives to, and facilitating investment activities in the Republic by, foreign nationals. The FIPA prescribes, among others, procedural requirements for inbound foreign investments, incentives for foreign investments such as tax reductions, and requirements relating to designation and development of foreign investment target regions. The Government believes that providing a stable and receptive environment for foreign direct investment will accelerate the inflow of foreign capital, technology and management techniques, although certain foreign investments that may implicate national security are subject to review and may be restricted or conditioned, and in such cases, regulatory approvals may be withheld pending completion of such review.

The following table sets forth information regarding annual foreign direct investment in the Republic for the periods indicated.

Foreign Direct Investment

	2021	2022	2023	2024	2025(2)

	(billions of dollars)
Contracted and Reported Investment
Greenfield Investment(1)	18.1	22.3	23.5	26.7	28.6
Merger & Acquisition	11.4	8.1	9.2	7.9	7.5

Total	29.5	30.4	32.7	34.6	36.1

Actual Investment	17.9	18.2	20.0	15.4	18.0

(1)	Includes building new factories and operational facilities.
(2)	Preliminary.
Source:	Ministry of Trade, Industry and Resources

In 2024, the contracted and reported amount of foreign direct investment in the Republic increased to US$34.6 billion from US$32.7 billion in 2023, primarily due to an increase in foreign investment in the manufacturing sector to US$14.5 billion in 2024 from US$11.9 billion in 2023.

Based on preliminary data, in 2025, the contracted and reported amount of foreign direct investment in the Republic increased to US$36.1 billion from US$34.6 billion in 2024, primarily due to an increase in foreign investment in the manufacturing sector to US$15.8 billion in 2025 from US$14.5 billion in 2024.

The following table sets forth information regarding the source of foreign direct investment by region and country for the periods indicated:

Foreign Direct Investment by Region and Country

	2021	2022	2023	2024	2025

	(billions of dollars)
North America
U.S.A.	5.3	8.7	6.1	5.2	9.8
Others	1.6	5.8	6.5	5.5	5.3

	6.9	14.5	12.6	10.7	15.1
Asia
Japan	1.2	1.5	1.3	6.1	4.4
Hong Kong	0.6	0.4	1.2	1.0	0.3
Singapore	4.2	3.2	2.7	2.4	2.5
China	1.9	1.5	1.6	5.8	3.6
Others	1.2	0.5	1.8	1.0	1.0

	9.1	7.1	8.6	16.3	11.8
European Union
Ireland	1.8	0.1	0.0	0.0	0.0
Netherlands	1.0	4.9	1.1	0.9	0.8
Germany	2.8	0.5	0.2	0.3	0.6
France	0.2	0.2	1.2	0.9	3.8
Others	6.2	1.8	3.7	3.0	1.7

	12.0	7.5	6.2	5.1	6.9
Other regions and countries	1.5	1.3	5.3	2.5	2.3

Total	29.5	30.4	32.7	34.6	36.1

Source: Ministry of Trade, Industry and Resources

Trade Balance

Trade balance figures measure the difference between a country’s exports and imports. If exports exceed imports the country has a trade balance surplus while if imports exceed exports the country has a deficit. A deficit, indicating that a country’s receipts from abroad fall short of its payments to foreigners, must be financed, rendering the country a debtor nation. A surplus, indicating that a country’s receipts exceed its payments to foreigners, allows the country to finance its trading partners’ net deficit to the extent of the surplus, rendering the country a creditor nation.

The following table summarizes the Republic’s trade balance for the periods indicated:

Trade Balance

	Exports(1)	As % of GDP(2)	Imports(1)	As % of GDP(2)	Balance of Trade	Exports as % of Imports

	(billions of dollars, except percentages)
2021	644.4	33.2%	615.1	31.7%	29.3	104.8
2022	683.6	38.0%	731.4	40.7%	(47.8)	93.5
2023	632.2	34.3%	642.6	34.8%	(10.4)	98.4
2024	683.6	36.5%	631.8	33.7%	51.8	108.2
2025(3)	709.3	37.9%	631.9	33.7%	77.4	112.2

(1)	These entries are derived from customs clearance statistics on a C.I.F. basis, meaning that the price of goods includes insurance and freight cost.
(2)	At current market prices.
(3)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

The Republic, due to its lack of natural resources, relies on extensive trading activity for growth. The country meets virtually all domestic requirements for petroleum, wood and rubber with imports, as well as much of its coal and iron needs. Exports consistently represent a high percentage of GDP and, accordingly, the international economic environment is of crucial importance to the Republic’s economy. See “—The Economy—Worldwide Economic and Financial Difficulties”.

The following tables give information regarding the Republic’s exports and imports by major commodity groups:

Exports by Major Commodity Groups (C.I.F.)(1)

	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024	As % of 2024 Total	2025(2)	As % of 2025 Total(2)

	(billions of dollars, except percentages)
Foods & Consumer Goods	9.8	1.5	10.4	1.5	10.7	1.7	11.6	1.7	12.3	1.7
Raw Materials and Fuels	51.4	8.0	75.1	11.0	62.6	9.9	60.9	8.9	55.9	7.9
Petroleum & Derivatives	38.8	6.0	63.3	9.3	52.4	8.3	50.7	7.4	46.0	6.5
Others	12.6	2.0	11.8	1.7	10.2	1.6	10.2	1.5	9.9	1.4
Light Industrial Products	35.3	5.5	35.2	5.1	33.4	5.3	34.2	5.0	35.3	5.0
Heavy & Chemical Industrial Products	547.9	85.0	563.0	82.4	525.5	83.1	576.9	84.4	605.9	85.4
Electronic & Electronic Products	221.8	34.4	224.2	32.8	181.1	28.6	231.0	33.8	261.6	36.9
Chemicals & Chemical Products	91.9	14.3	98.0	14.3	86.6	13.7	83.6	12.2	78.3	11.0
Metal Goods	52.6	8.2	55.3	8.1	49.8	7.9	48.2	7.0	46.0	6.5
Machinery & Precision Equipment	70.9	11.0	70.9	10.4	72.6	11.5	72.4	10.6	69.9	9.9
Transport Equipment	94.2	14.6	98.4	14.4	118.2	18.7	120.6	17.6	127.0	17.9
Passenger Cars	44.3	6.9	51.7	7.6	68.3	10.8	68.3	10.0	68.5	9.7
Ships & Boats	22.4	3.5	17.6	2.6	20.8	3.3	24.5	3.6	30.4	4.3
Others	27.5	4.3	29.2	4.3	29.1	4.6	27.8	4.1	28.1	4.0
Others	16.6	2.6	16.1	2.4	17.2	2.7	21.2	3.1	23.1	3.3

Total	644.4	100.0	683.6	100.0	632.2	100.0	683.6	100.0	709.3	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

Imports by Major Commodity Groups (C.I.F.)(1)

	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024	As % of 2024 Total	2025(2)	As % of 2025 Total(2)

	(billions of dollars, except percentages)
Industrial Materials and Fuels	302.6	49.2	393.8	53.8	328.4	51.1	308.3	48.8	285.6	45.2
Crude Petroleum	67.0	10.9	106.0	14.5	86.2	13.4	85.4	13.5	75.3	11.9
Mineral	33.3	5.4	31.3	4.3	27.1	4.2	25.9	4.1	28.0	4.4
Chemicals	60.4	9.8	70.2	9.6	64.8	10.1	55.5	8.8	54.5	8.6
Iron & Steel Products	22.2	3.6	22.7	3.1	21.3	3.3	20.5	3.2	18.2	2.9
Non-ferrous Metal	18.4	3.0	19.5	2.7	15.9	2.5	15.9	2.5	16.8	2.7
Others	101.3	16.5	144.1	19.7	113.1	17.6	105.1	16.6	92.8	14.7
Capital Goods	212.8	34.6	228.9	31.3	211.5	32.9	222.1	35.1	237.5	37.6
Machinery & Precision Equipment	70.0	11.4	68.6	9.4	66.1	10.3	67.8	10.7	75.1	11.9
Electric & Electronic Machines	127.6	20.7	144.8	19.8	129.3	20.1	135.4	21.4	143.8	22.8
Transport Equipment	13.0	2.1	13.2	1.8	13.7	2.1	16.3	2.6	15.9	2.5
Others	2.2	0.4	2.3	0.3	2.4	0.4	2.5	0.4	2.7	0.4
Consumer Goods	99.6	16.2	108.7	14.9	102.7	16.0	101.4	16.1	108.7	17.2
Cereals	8.9	1.4	11.3	1.5	9.8	1.5	8.7	1.4	7.9	1.2
Goods for Direct Consumption	25.7	4.2	29.0	4.0	27.5	4.3	27.7	4.4	29.1	4.6
Durable Consumer Goods	42.2	6.9	42.8	5.9	40.7	6.3	40.4	6.4	47.6	7.5
Nondurable Consumer Goods	22.8	3.7	25.6	3.5	24.7	3.8	24.6	3.9	24.1	3.8

Total	615.1	100.0	731.4	100.0	642.6	100.0	631.8	100.0	631.9	100.0

(1)	These entries are derived from customs clearance statistics. C.I.F. means that the price of goods includes insurance and freight costs.
(2)	Preliminary.

Source: The Bank of Korea; Korea Customs Service

In 2021, the Republic recorded a trade surplus of US$29.3 billion. Exports increased by 25.7% to US$644.4 billion in 2021 from US$512.5 billion in 2020, primarily due to a recovery of the global economy from the COVID-19 pandemic. Imports increased by 31.5% to US$615.1 billion in 2021 from US$467.6 billion in 2020, primarily due to an increase in domestic consumption as well as an increase in oil prices, which also led to increased unit prices of other major raw materials.

In 2022, the Republic recorded a trade deficit of US$47.8 billion. Exports increased by 6.1% to US$683.6 billion in 2022 from US$644.4 billion in 2021, primarily due to an improvement in the domestic economic conditions of the Republic’s major trading partners. Imports increased by 18.9% to US$731.4 billion in 2022 from US$615.1 billion in 2021, primarily due to an increase in energy and commodity prices, which also led to increased unit prices of other major raw materials.

In 2023, the Republic recorded a trade deficit of US$10.4 billion. Exports decreased by 7.5% to US$632.2 billion in 2023 from US$683.6 billion in 2022, primarily due to a deterioration in the domestic economic conditions of the Republic’s major trading partners and a downturn in the semiconductor industry. Imports decreased by 12.1% to US$642.6 billion in 2023 from US$731.4 billion in 2022, primarily due to a decrease in energy and commodity prices, which also led to decreased unit prices of other major raw materials.

In 2024, the Republic recorded a trade surplus of US$51.8 billion. Exports increased by 8.1% to US$683.6 billion in 2024 from US$632.2 billion in 2023, primarily due to a substantial growth in demand for semiconductor products globally and a general improvement in the domestic economic conditions of the Republic’s major trading partners. Imports decreased by 1.7% to US$631.8 billion in 2024 from US$642.6 billion in 2023, primarily due to a decrease in oil prices, which also led to decreased unit prices of other major raw materials.

Based on preliminary data, in 2025, the Republic recorded a trade surplus of US$77.4 billion. Exports increased by 3.8% to US$709.3 billion in 2025 from US$683.6 billion in 2024, primarily due to substantial growth in demand for semiconductor products globally. Imports increased slightly to US$631.9 billion in 2025 from US$631.8 billion in 2024, primarily due to an increase in imports of semiconductor manufacturing equipment.

The following table sets forth the Republic’s exports trading partners:

Exports

	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024	As % of 2024 Total	2025(1)	As % of 2025 Total(1)

	(millions of dollars, except percentages)
China	162,913.0	25.3	155,789.4	22.8	124,817.7	19.7	133,011.4	19.5	130,781.5	18.4
United States	95,902.0	14.9	109,765.7	16.1	115,696.3	18.3	127,761.4	18.7	122,850.9	17.3
Japan	30,061.8	4.7	30,606.3	4.5	29,000.6	4.6	29,607.2	4.3	28,307.9	4.0
Hong Kong	37,467.1	5.8	27,651.2	4.0	25,193.6	4.0	35,021.6	5.1	34,831.5	4.9
Singapore	14,148.5	2.2	20,205.4	3.0	18,752.0	3.0	18,224.2	2.7	19,552.9	2.8
Vietnam	56,728.5	8.8	60,963.7	8.9	53,479.5	8.5	58,323.0	8.5	62,775.1	8.8
Taiwan	24,285.3	3.8	26,198.2	3.8	20,178.8	3.2	33,969.1	5.0	49,070.1	6.9
India	15,603.3	2.4	18,870.1	2.8	17,949.6	2.8	18,696.1	2.7	19,230.7	2.7
Indonesia	8,550.3	1.3	10,215.9	1.5	9,140.2	1.4	7,948.3	1.2	6,994.7	1.0
Mexico	11,290.2	1.8	12,654.2	1.9	12,222.0	1.9	13,604.2	2.0	12,056.3	1.7
Australia	9,750.5	1.5	18,753.0	2.7	17,791.4	2.8	15,597.9	2.3	14,173.6	2.0
Germany	11,109.9	1.7	10,067.7	1.5	10,317.1	1.6	9,037.0	1.3	9,273.7	1.3
Others(2)	166,590.0	25.9	181,844.0	26.6	177,687.0	28.1	182,808.1	26.7	199,431.1	28.1

Total	644,400.4	100.0	683,584.8	100.0	632,225.8	100.0	683,609.5	100.0	709,330.0	100.0

(1)	Preliminary.
(2)	Includes more than 200 countries and regions.

Source: The Bank of Korea; Korea Customs Service

The following table sets forth the Republic’s imports trading partners:

Imports

	2021	As % of 2021 Total	2022	As % of 2022 Total	2023	As % of 2023 Total	2024	As % of 2024 Total	2025(1)	As % of 2025 Total(1)

	(millions of dollars, except percentages)
China	138,628.1	22.5	154,576.3	21.1	142,857.3	22.2	139,878.5	22.1	141,951.0	22.5
Japan	54,642.2	8.9	54,711.8	7.5	47,656.5	7.4	47,593.8	7.5	48,908.5	7.7
United States	73,213.4	11.9	81,784.7	11.2	71,272.0	11.1	72,132.3	11.4	73,366.0	11.6
Saudi Arabia	24,271.3	3.9	41,640.3	5.7	32,762.5	5.1	31,449.8	5.0	27,431.8	4.3
Qatar	11,611.1	1.9	16,567.2	2.3	14,998.9	2.3	14,208.3	2.2	9,923.5	1.6
Australia	32,918.0	5.4	44,929.4	6.1	32,823.0	5.1	29,954.7	4.7	32,091.0	5.1
Germany	21,996.3	3.6	23,614.9	3.2	23,611.2	3.7	22,292.2	3.5	21,629.1	3.4
Kuwait	8,253.9	1.3	12,401.9	1.7	9,659.0	1.5	8,849.7	1.4	7,924.1	1.3
Taiwan	23,485.8	3.8	28,274.6	3.9	24,370.6	3.8	30,224.9	4.8	32,324.4	5.1
United Arab Emirates	7,318.7	1.2	15,492.8	2.1	16,422.8	2.6	17,930.8	2.8	14,116.6	2.2
Indonesia	10,725.1	1.7	15,734.9	2.2	12,145.9	1.9	12,564.3	2.0	11,303.9	1.8
Malaysia	10,456.2	1.7	15,249.1	2.1	15,237.1	2.4	13,981.2	2.2	15,512.7	2.5
Others(2)	197,573.3	32.1	226,391.8	31.0	198,755.3	30.9	190,706.7	30.2	195,412.8	30.9

Total	615,093.4	100.0	731,369.7	100.0	642,572.1	100.0	631,767.2	100.0	631,895.4	100.0

(1)	Preliminary.
(2)	Includes more than 200 countries and regions.

Source: The Bank of Korea; Korea Customs Service

In recent years, the value of the Won relative to the U.S. dollar has depreciated significantly, in particular due to the impact of the COVID-19 pandemic, the Russia-Ukraine war and ensuing sanctions against Russia and the escalating hostilities in the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel), and the political situation in Korea following the declaration of martial law by former President Yoon in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025, among others. See “—The Economy—Worldwide Economic and Financial Difficulties”. An appreciation of the Won against the U.S. dollar increases the Won value of the Republic’s export sales and diminishes the price-competitiveness of export goods in foreign markets in U.S. dollar terms. However, it also decreases the cost of imported raw materials in Won terms and the cost in Won of servicing the Republic’s U.S. dollar-denominated debt. In general, when the Won appreciates, export dependent sectors of the Korean economy, including automobiles, electronics and shipbuilding, suffer from the resulting pressure on the price-competitiveness of export goods, which may lead to reduced profit margins and loss in market share, more than offsetting a decrease in the cost of imported raw materials. If the export dependent sectors of the Korean economy suffer reduced profit margins or a net loss, it could result in a material adverse effect on the Korean economy.

Since the Government announced its plans to pursue free trade agreements, or FTAs, in 2003, the Republic has entered into FTAs with key trading partners. The Republic has had bilateral FTAs in effect with Chile since 2004, Singapore since 2006, India since 2010, Peru since 2011, the United States since 2012, Turkey since 2013, Australia since 2014, Canada, China, New Zealand and Vietnam since 2015, Colombia since July 2016, the United Kingdom since January 2021, Israel and Cambodia since December 2022, Indonesia since January 2023 and the Philippines since 2024. The Republic is currently in negotiations with a number of other key trading partners. In addition, the Republic has had regional FTAs in effect with the European Free Trade Association since 2006, the Association of Southeast Asian Nations since 2009, the European Union since 2011, with each of Panama, Costa Rica, Guatemala, Honduras, El Salvador and Nicaragua since 2021 and with the Regional Comprehensive Economic Partnership since 2022, and is currently negotiating additional regional FTAs. The

Republic and Turkey have completed revisions to their bilateral FTA, which became effective in August 2018. The Republic and the United States have also completed revisions to their bilateral FTA, which became effective in January 2019.

Non-Commodities Trade Balance

The Republic had non-commodities trade surpluses of US$4.2 billion in 2021 and US$4.9 billion in 2022, and non-commodities trade deficits of US$12.1 billion in 2023 and US$10.9 billion in 2024. Based on preliminary data, the Republic had non-commodities trade deficits of US$15.0 billion in 2025.

Foreign Currency Reserves

The foreign currency reserves are external assets that are readily available to and controlled by monetary authorities for meeting balance of payments financing needs and for other related purposes. The following table shows the Republic’s total official foreign currency reserves:

Total Official Reserves

	December 31,
	2021	2022	2023	2024	2025

	(millions of dollars)
Gold	$4,794.8	$4,794.8	$4,794.8	$4,794.8	$4,794.9
Foreign Exchange(1)	438,319.2	399,043.1	395,643.3	391,889.9	402,997.4

Total Gold and Foreign Exchange	443,114.0	403,837.9	400,438.1	396,684.7	407,792.3

Reserve Position at IMF	4,634.9	4,489.5	4,627.8	4,204.9	4,372.5
Special Drawing Rights	15,369.5	14,836.3	15,082.1	14,714.1	15,889.8

Total Official Reserves	$463,118.4	$423,163.7	$420,147.9	$415,603.8	$428,054.6

(1)	More than 95% of the Republic’s foreign currency reserves are comprised of convertible foreign currencies.

Source: The Bank of Korea; International Monetary Fund

The Government’s foreign currency reserves increased to US$262.2 billion as of December 31, 2007 from US$8.9 billion as of December 31, 1997, primarily due to continued balance of trade surpluses and capital inflows. In 2008, the Government’s foreign currency reserves decreased, falling to US$201.2 billion as of December 31, 2008, partially as a result of the Government’s use of the foreign currency reserve to provide foreign currency liquidity to Korean financial institutions. The Government’s foreign currency reserves increased to US$463.1 billion as of December 31, 2021, primarily due to continued trade surpluses and capital inflows. The Government’s foreign currency reserves decreased to US$423.2 billion as of December 31, 2022, US$420.1 billion as of December 31, 2023 and US$415.6 billion as of December 31, 2024, however, primarily in relation to the depreciation of the Won against the U.S. dollar. The Government’s foreign currency reserves increased to US$428.1 billion as of December 31, 2025, primarily due to continued balance of trade surpluses and capital inflows. The amount of the Government’s foreign currency reserve was US$427.9 billion as of April 30, 2026.

Government Finance

Effective January 2, 2026, the responsibility of preparing the Government budget and administering the Government’s finances has been transferred from the Ministry of Economy and Finance (re-named to the Ministry of Finance and Economy in February 2026) to the Ministry of Planning and Budget, a new ministry established under the Prime Minister’s Office.

Under the National Finance Act, the Government’s fiscal year commences on January 1. The Government must submit the budget, which is drafted by the Minister of Planning and Budget and approved by the President of the Republic, to the National Assembly not later than 120 days prior to the start of the fiscal year, and may submit supplementary budgets revising the original budget at any time during the fiscal year.

2024 budgeted revenues decreased by 2.6% to ~~W~~573.3 trillion from ~~W~~588.6 trillion in 2023, led by a decrease in budgeted tax revenues (including taxes on income, profits and capital gains). 2024 budgeted expenditures and net lending increased by 2.7% to ~~W~~617.7 trillion from ~~W~~601.6 trillion in 2023, led by increases in budgeted expenditures on revitalization of the economy. The 2024 budget anticipated a ~~W~~44.4 trillion budget deficit.

2025 budgeted revenues increased by 4.7% to ~~W~~600.3 trillion from ~~W~~573.3 trillion in 2024, led by increases in budgeted tax revenues (including taxes on income, profits and capital gains). 2025 budgeted expenditures and net lending increased by 7.0% to ~~W~~661.1 trillion from ~~W~~617.7 trillion in 2024, led by increases in budgeted expenditures on revitalization of the economy, including through supplementary budgets. The 2025 budget anticipated a ~~W~~60.8 trillion budget deficit.

Based on preliminary data, 2026 budgeted revenues increased by 5.6% to ~~W~~633.9 trillion from ~~W~~600.3 trillion in 2025, led by increases in budgeted tax revenues (including taxes on income, profits and capital gains). 2026 budgeted expenditures and net lending increased by 3.8% to ~~W~~686.6 trillion from ~~W~~661.1 trillion in 2025, led by increases in budgeted expenditures on revitalization of the economy. The 2026 budget anticipated a ~~W~~52.7 trillion budget deficit.

Beginning in March 2020, the National Assembly approved a series of supplementary budgets as part of the Government’s efforts to mitigate adverse effects on the Korean economy resulting from the COVID-19 pandemic. See “—The Economy—Worldwide Economic and Financial Difficulties”. These supplementary budgets, which amounted to ~~W~~66.8 trillion in 2020, ~~W~~49.8 trillion in 2021 and ~~W~~78.9 trillion in 2022, were some of the largest of their kind drawn up in response to an outbreak of an infectious disease in Korea. The supplementary budgets were funded through the issuance of treasury bonds by the Government, The Bank of Korea’s unappropriated surplus and other surplus funds available to the Government, among others.

Any significant increase in additional spending measures may lead to a budget deficit for 2026, which could result in a deterioration in the Government’s fiscal position and an increase in borrowings.

The following table shows consolidated Government revenues and expenditures:

Consolidated Central Government Revenues and Expenditures

	Actual					Budget
	2020	2021	2022	2023	2024	2024	2025	2026(1)

	(billions of Won)
Total Revenues	446,628	537,619	588,332	543,586	560,088	573,261	600,296	633,871
Current Revenues	443,694	534,999	585,325	539,887	556,122	569,507	592,008	629,053
Total Tax Revenues	360,129	422,182	479,384	432,989	429,335	459,643	468,581	492,274
Taxes on income, profits and capital gains	148,622	184,509	232,319	196,253	179,929	203,425	210,386	218,568
Social security contributions	74,583	78,104	83,444	88,918	92,802	92,329	96,496	102,040
Tax on property	22,735	31,392	27,696	25,311	24,243	24,149	23,411	27,015
Taxes on goods and services	91,047	99,840	105,828	97,008	105,610	110,503	109,288	115,596
Taxes on international trade and transaction	7,059	8,227	10,324	7,288	6,972	8,907	8,409	7,221
Other tax	16,084	20,110	19,773	18,211	19,778	20,330	20,591	21,833
Non-Tax Revenues	83,565	112,818	105,941	106,898	126,787	109,864	123,427	136,780
Operating surpluses of departmental enterprise sales and property income	33,571	56,664	47,459	42,537	56,969	41,432	53,223	61,679
Administration fees & charges and non-industrial sales	9,929	10,865	11,434	12,428	12,787	13,357	13,913	15,062
Fines and forfeits	23,583	26,993	28,276	29,752	32,997	30,829	31,132	34,422
Contributions to government employee pension fund	13,876	14,918	16,348	18,149	19,988	20,322	21,196	22,010
Current revenue of non-financial public enterprises	2,606	3,378	2,425	4,032	4,046	3,925	3,964	3,607
Capital Revenues	2,934	2,620	3,007	3,700	3,966	3,754	8,288	4,818
Total Expenditures and Net Lending	517,781	568,113	652,902	580,354	603,609	617,664	661,124	686,564
Total Expenditures	489,966	538,034	622,997	559,707	580,113	593,643	639,168	665,473
Current Expenditures	455,098	502,191	585,593	523,270	542,859	553,669	598,070	623,402
Expenditure on goods and service	79,460	88,144	89,759	90,389	93,217	98,053	99,743	104,783
Interest payment	14,452	15,431	18,481	22,362	26,310	24,968	27,961	31,751
Subsidies and other current transfers	357,295	395,826	473,661	405,733	417,643	425,078	464,799	481,748
Current expenditure of non-financial public enterprises	3,891	2,790	3,692	4,785	5,688	5,570	5,567	5,119
Capital Expenditures	34,868	35,842	37,404	36,437	37,254	39,974	41,099	42,071
Net Lending	27,815	30,079	29,905	20,647	23,496	24,021	21,955	21,092

(1)	Preliminary.

Source: Ministry of Finance and Economy; The Bank of Korea; Korea National Statistical Office

The consolidated Government account consists of a General Account, Special Accounts (including a non-financial public enterprise special account) and Public Funds. The Government segregates the accounts of certain functions of the Government into Special Accounts and Public Funds for more effective administration and fiscal control. The Special Accounts and Public Funds relate to business type activities, such as economic development, road and railway construction and maintenance, monopolies, and communications developments and the administration of loans received from official international financial organizations and foreign governments.

Revenues derive mainly from national taxes and non-tax revenues. Taxes in Korea can be roughly classified into the following types:

•	income tax and capital gains tax,

•	property tax,

•	value-added tax,

•	customs duty tax, and

•	other taxes.

Income tax and capital gains tax are imposed on income derived from labor, business operation and ownership of assets and profits derived from capital appreciation. Income tax and capital gains tax, depending on the type of taxpayer, can be further classified into corporate income tax and individual income tax. Property tax is imposed on exchange or ownership of property and includes inheritance tax and gift tax. Value-added tax is imposed on value added to goods and services. Customs duty tax is imposed on imported goods. Other taxes include tax on certain securities transactions and a stamp tax for certain documents.

Expenditures include general administration, national defense, community service, education, health, social security, certain annuities and pensions and local finance, which involves the transfer of tax revenues to local governments.

For 2020, the Republic recorded total revenues of ~~W~~446.6 trillion and total expenditures and net lending of ~~W~~517.8 trillion. The Republic had a fiscal deficit of ~~W~~71.2 trillion in 2020.

For 2021, the Republic recorded total revenues of ~~W~~537.6 trillion and total expenditures and net lending of ~~W~~568.1 trillion. The Republic had a fiscal deficit of ~~W~~30.5 trillion in 2021.

For 2022, the Republic recorded total revenues of ~~W~~588.3 trillion and total expenditures and net lending of ~~W~~652.9 trillion. The Republic had a fiscal deficit of ~~W~~64.6 trillion in 2022.

For 2023, the Republic recorded total revenues of ~~W~~543.6 trillion and total expenditures and net lending of ~~W~~580.4 trillion. The Republic had a fiscal deficit of ~~W~~36.8 trillion in 2023.

For 2024, the Republic recorded total revenues of ~~W~~560.1 trillion and total expenditures and net lending of ~~W~~603.6 trillion. The Republic had a fiscal deficit of ~~W~~43.5 trillion in 2024.

Debt

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2023 amounted to approximately ~~W~~1,102.1 trillion, an increase of 5.6% over the previous year.

The Government estimates that the total outstanding debt of the Government (including guarantees by the Government) as of December 31, 2024 amounted to approximately ~~W~~1,150.9 trillion, an increase of 4.4% over the previous year.

Effective January 2, 2026, the responsibility of administering the national debt of the Republic has been transferred from the Ministry of Finance and Economy to the Ministry of Planning and Budget.

External and Internal Debt of the Government

The following table sets out, by currency and the equivalent amount in U.S. dollars, the estimated outstanding direct external debt of the Government as of December 31, 2025:

Direct External Debt of the Government

	Amount in Original Currency	Equivalent Amount in U.S. Dollars(1)

	(millions)
US$	US$ 7,125.0	US$	7,125.0
Euro (EUR)	EUR 2,100.0		2,467.1

Total		US$	9,592.1

(1)	Amounts expressed in currencies other than US$ are converted to US$ at the arbitrage rate announced by the Seoul Money Brokerage Services, Ltd. in effect on December 31, 2025.

The following table summarizes, as of December 31 of the years indicated, the outstanding direct internal debt of the Republic:

Direct Internal Debt of the Government

(billions of Won)
2020	808,941.0
2021	927,865.2
2022	1,021,574.4
2023	1,080,844.4
2024	1,128,191.5

The following table sets out all guarantees by the Government of indebtedness of others:

Guarantees by the Government

	December 31,
	2020	2021	2022	2023	2024

	(billions of Won)
Domestic	12,490.0	10,930.0	10,620.0	10,460.0	10,960.0
External(1)	—	—	—	—	—

Total	12,490.0	10,930.0	10,620.0	10,460.0	10,960.0

(1)	Converted to Won at foreign exchange banks’ telegraphed transfer selling rates to customers or the market average exchange rates in effect on December 31 of each year.

For further information on the outstanding indebtedness, including guarantees, of the Republic, see “—Tables and Supplementary Information”.

External Liabilities

The following tables set out certain information regarding the Republic’s external liabilities calculated under the criteria based on the sixth edition of the Balance of Payment Manual published by the International

Monetary Fund in December 2010 and implemented by the Government in December 2013. Under BPM6, in particular, prepayments received in connection with the construction of ships are excluded from the external liabilities.

	December 31,
	2021	2022	2023	2024	2025(1)

	(billions of dollars)
Long-term Liabilities	465.6	499.3	535.9	526.4	587.8
General Government	144.4	153.2	170.8	160.6	199.8
Monetary Authorities	35.9	25.0	22.5	23.4	24.9
Banks	128.1	146.8	147.6	137.0	136.4
Other Sectors	157.2	174.2	194.9	205.3	226.8
Short-term Liabilities	165.1	174.0	141.5	146.5	179.0
General Government	1.6	3.9	1.6	2.5	9.3
Monetary Authorities	9.7	4.7	3.9	3.3	4.2
Banks	124.3	129.7	102.6	107.3	123.5
Other Sectors	29.6	35.6	33.4	33.5	42.1

Total External Liabilities	630.7	673.3	677.3	672.9	766.9

(1)	Preliminary.

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts.

Debt Record

The Government has always paid when due the full amount of principal of, interest on, and amortization of sinking fund requirements of, all of its indebtedness.

Tables and Supplementary Information

A. External Debt of the Government

(1) External Bonds of the Government

Series	Issue Date	Maturity Date	Interest Rate (%)	Currency	Original Principal Amount	Principal Amount Outstanding as of December 31, 2025
2014-001	June 10, 2014	June 10, 2044	4.125	USD	1,000,000,000		1,000,000,000
2017-001	January 19, 2017	January 19, 2027	2.750	USD	1,000,000,000		1,000,000,000
2018-001	September 20, 2018	September 20, 2028	3.500	USD	500,000,000		500,000,000
2018-002	September 20, 2018	September 20, 2048	3.875	USD	500,000,000		500,000,000
2019-001	June 19, 2019	June 19, 2029	2.500	USD	1,000,000,000		1,000,000,000
2020-001	September 16, 2020	September 16, 2030	1.000	USD	625,000,000		625,000,000
2021-001	October 15, 2021	October 15, 2026	0.000	EUR	700,000,000		700,000,000
2021-002	October 15, 2021	October 15, 2031	1.750	USD	500,000,000		500,000,000
2024-001	July 3, 2024	July 3, 2029	4.500	USD	1,000,000,000		1,000,000,000
2025-001	July 3, 2025	July 3, 2028	2.250	EUR	700,000,000		700,000,000
2025-002	July 3, 2025	July 3, 2032	2.875	EUR	700,000,000		700,000,000
2025-003	October 29, 2025	October 29, 2030	3.625	USD	1,000,000,000		1,000,000,000

Total External Bonds in Original Currencies							USD 7,125,000,000
						EUR	2,100,000,000

Total External Bonds in Equivalent Amount of Won(1)						~~W~~	13,763,632,500,000

(1)

U.S. dollar amounts are converted to Won amounts at the rate of US$1.00 to ~~W~~1,434.9, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd. Euro amounts are converted to Won amounts at the rate of EUR 1.00 to ~~W~~1,685.7, the market average exchange rate in effect on December 31, 2025, as announced by Seoul Money Brokerage Services, Ltd.

(2) External Borrowings of the Government

None.

B. External Guaranteed Debt of the Government

None.

C. Internal Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2024
	(%)			(billions of Won)
1. Bonds
Interest-Bearing Treasury Bond for Treasury Bond Management Fund	0.750-5.750	2006-2024	2025-2074	1,047,874.2
Interest-Bearing Treasury Bond for National Housing I	1.000-1.750	2015-2024	2020-2029	79,100.9
Interest-Bearing Treasury Bond for National Housing II	0.0	2009-2017	2019-2029	1.9
Interest-Bearing Treasury Bond for National Housing III	—	—	—	0
Non-interest-Bearing Treasury Bond for Contribution to International Organizations(1)	0	1967-1985	—	9.4

Total Bonds				1,126,986.5

2. Borrowings
Borrowings from The Bank of Korea	—	—	—	0
Borrowings from the Sports Promotion Fund	2.875-3.665	2023-2024	2025-2029	960.0
Borrowings from The Korea Foundation Fund	—	—	—	0
Borrowings from the Labor Welfare Promotion Fund	2.920-2.935	2024	2025	50.0
Borrowings from Korea Technology Finance Corporation	2.870-3.100	2024	2026	195.0
Borrowings from the Credit Guarantee Fund for Agriculture, Forestry and Fisheries Suppliers	—	—	—	0
Borrowings from the Government Employees’ Pension Fund	—	—	—	0
Borrowings from the Film Industry Development Fund	—	—	—	0
Borrowings from the Korea Credit Guarantee Fund	—	—	—	0
Borrowings from the Housing Finance Credit Guarantee Fund	—	—	—	0
Borrowings from the Korea Infrastructure Credit Guarantee Fund	—	—	—	0

Total Borrowings				1,205.0

Total Internal Funded Debt				1,128,191.5

(1)	Interest Rates and Years of Original Maturity not applicable.

D. Internal Guaranteed Debt of the Government

Title	Range of Interest Rates	Range of Years of Issue	Range of Years of Original Maturity	Principal Amounts Outstanding as of December 31, 2024
	(%)			(billions of Won)
1. Bonds of Government-Affiliated Corporations
Korea Deposit Insurance Corporation	—	—	—	0
Korea Student Aid Foundation	1.230-5.480	2011-2024	2025-2044	10,350.0
Supply Chain Resilience Fund	2.820-2.960	2024	2026-2027	400.0
Key Industry Stabilization Fund	1.450-2.190	2020-2021	2025	210.0

Total Internal Guaranteed Debt				10,960.0

E. Others

Commitments to Assume Treasury Obligations

The Government may, if deemed necessary for recovery from disasters and calamities, make commitments to assume treasury obligations to the extent resolved by the National Assembly each fiscal year. In such cases, such commitments shall be executed in accordance with the procedures for spending reserve funds within general accounts.

DESCRIPTION OF THE SECURITIES

Description of Debt Securities

We will issue debt securities under a fiscal agency agreement or agreements. The description below summarizes the material provisions of the debt securities and the fiscal agency agreement. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, we urge you to read the form of fiscal agency agreement and the form of global debt security before deciding whether to invest in the debt securities. We have filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities will be described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

We will appoint a fiscal agent or agents in connection with debt securities whose duties will be governed by the fiscal agency agreement. We may replace the fiscal agent or appoint different fiscal agents for different series of debt securities.

General Terms of the Debt Securities

We may issue debt securities in separate series at various times. The Republic may irrevocably guarantee the payment of principal of, and interest on, one or more series of debt securities. The prospectus supplement that relates to your debt securities will specify some or all of the following terms:

•	the aggregate principal amount;

•	the currency of denomination and payment;

•	any limitation on principal amount and authorized denominations;

•	the percentage of their principal amount at which the debt securities will be issued;

•	the maturity date or dates;

•	the interest rate for the debt securities and, if variable, the method by which the interest rate will be calculated;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	the dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	where and how we will pay principal and interest;

•	whether and in what circumstances the debt securities may be redeemed before maturity;

•	any sinking fund or similar provision;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

if issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other;

•	whether any of the terms set out herein will differ for the debt securities;

•	whether the Republic will irrevocably guarantee the payment of principal of, and interest on, the debt securities; and

•	other specific provisions.

Depending on the terms of the debt securities we issue, the prospectus supplement relating to the debt securities may also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Unless otherwise specified in the applicable prospectus supplement, we will maintain at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, we will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. We will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, we will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement or debt securities, we will pay interest by check, payable to the registered holder.

We will make any payments on debt securities in bearer form at the offices and agencies of the fiscal agent or any other paying agent outside the United States as we may designate. At the option of the holder of the bearer debt securities, we will make such payments by check or by transfer to an account maintained by the holder with a bank located outside of the United States. We will not make payments on bearer debt securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, we will not make any payment by mail to an address in the United States or by transfer to an account maintained by a holder of bearer debt securities with a bank in the United States. Nevertheless, we will make payments on a bearer debt security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to us.

If we issue bearer debt securities, we will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by us to the fiscal agent for the payment of principal or interest in respect of any series of debt securities for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to us. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid, and you may look only to us for any payment under the debt securities.

Under Korean laws concerning prescriptive periods for filing claims, as generally interpreted, you will not be permitted to file a claim against us for payment of principal or interest on any series of debt securities unless you do so within five years, in the case of principal, and three years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, we anticipate that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the fiscal agency agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from us.

We understand that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

We will register debt securities in the name of a person other than the depositary or its nominee only if:

•	the depositary for a series of debt securities is unwilling or unable to continue as depositary; or

•	we determine, in our sole discretion, not to have a series of debt securities represented by a global security.

In either such instance, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, we expect the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security. We also expect that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. We have no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. We also have no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

We may issue debt securities in a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear and Clearstream, or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a global security will be described in the applicable prospectus supplement.

Additional Amounts

We will make all payments of principal of, and premium and interest, if any, on the debt securities, without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Korean law requires us to deduct or withhold taxes, we will pay additional amounts as necessary to ensure that you receive the same amount as you would have received without such withholding or deduction.

We will not pay, however, any additional amounts if you are liable for Korean tax because:

•	you are connected with the Republic other than by merely owning the debt security or receiving income or payments on the debt security;

•	you failed to complete and submit a declaration of your status as a non-resident of the Republic after we or the relevant tax authority requested you to do so; or

•

you failed to present your debt security for payment within 30 days of when the payment is due or, if the fiscal agent did not receive the money prior to the due date, the date notice is given to holders that the fiscal agent has received the full amount due to holders. Nevertheless, we will pay additional amounts to the extent you would have been entitled to such amounts had you presented your debt security for payment on the last day of the 30-day period.

We will not pay any additional amounts for taxes on the debt securities except for taxes payable through deduction or withholding from payments of principal, premium or interest. Examples of the types of taxes for which we will not pay additional amounts include the following: estate or inheritance taxes, gift taxes, sales or transfer taxes, personal property or related taxes, assessments or other governmental charges. We will pay stamp or other similar taxes that may be imposed by the Republic, the United States or any political subdivision or taxing authority in one of those two countries on the fiscal agency agreement or be payable in connection with the issuance of the debt securities.

Status of Debt Securities

The debt securities will:

•	constitute our direct, unconditional, unsecured and unsubordinated obligations; and

•

rank without any preference among themselves and equally with all of our other unsecured and unsubordinated obligations. It is understood that this provision shall not be construed so as to require us to make payments under the debt securities ratably with payments being made under our any other debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, we will not create or permit any security interests on our assets as security for any of our Long-Term External Indebtedness or guarantees issued by us, unless the security interest also secures our obligations under the debt securities. “Long-Term External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic and which has a final maturity of one year or more from its date of issuance.

We may, however, create or permit a security interest:

•	in favor of the Government or The Bank of Korea or any other agency or instrumentality of or controlled by the Government;

•

arising from, or any deposit or other arrangement made or entered into in connection with, the sale, assignment or other disposition or the discounting of any of our notes or receivables, or any other transaction in the ordinary course of our business; or

•	on any asset (or documents of title to such asset) incurred when the asset was purchased or improved to secure payment of the cost of the activity.

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

1.	Non-Payment: we do not pay principal or interest or premium or deposit any sinking fund payment on any debt securities of the series when due and such failure to pay continues for 30 days.

2.

Breach of Other Obligations: we fail to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered to us at the corporate trust office of the fiscal agent in New York City by holders representing at least 10% of the aggregate principal amount of the debt securities of the series.

3.	Cross Default and Cross Acceleration:

•	we default on any External Indebtedness, and, as a result, becomes obligated to pay an amount equal to or greater than US$10,000,000 in aggregate principal amount prior to its due date; or

•

we fail to pay when due, including any grace period, any of our External Indebtedness in aggregate principal amount equal to or greater than US$10,000,000 or we fail to pay when requested and required by the terms thereof any guarantee for External Indebtedness of another person equal to or greater than US$10,000,000 in aggregate principal amount, except in any such case where such External Indebtedness or guarantee is being contested in good faith by appropriate proceedings.

4.	Moratorium/Default:

•	we declare a general moratorium on the payment of our External Indebtedness, including obligations under guarantees;

•	the Republic declares a general moratorium on the payment of its External Indebtedness, including obligations under guarantees;

•

the Republic becomes liable to repay prior to maturity any amount of External Indebtedness, including obligations under guarantees, as a result of a default under such External Indebtedness or obligations; or

•	the international monetary reserves of the Republic become subject to a security interest or segregation or other preferential arrangement for the benefit of any creditors.

5.	Bankruptcy:

•	we are declared bankrupt or insolvent by any court or administrative agency with jurisdiction over us;

•	we pass a resolution to apply for bankruptcy or to request the appointment of a receiver or trustee or similar official in insolvency;

•	a substantial part of our assets are liquidated;

•	we are wound up or dissolved; or

•	we cease to conduct the banking business.

6.	Failure of Support: the Republic fails to provide financial support for us as required under Article 37 of the KEXIM Act as of the date of the debt securities of such series.

7.	Control of Assets: the Republic ceases to control us (directly or indirectly).

8.	IMF Membership/World Bank Membership: the Republic ceases to be a member in good standing of the IMF or the International Bank for Reconstruction and Development (World Bank).

For purposes of the foregoing, “External Indebtedness” means any obligation for the payment or repayment of money borrowed that is denominated in a currency other than the currency of the Republic.

If an event of default occurs, any holder may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to us and the fiscal agent.

You should note that:

•	despite the procedure described above, no debt securities may be declared due and payable if we cure the applicable event of default before we receive the written notice from the debt security holder;

•	we are not required to provide periodic evidence of the absence of defaults; and

•	the fiscal agency agreement does not require us to notify holders of the debt securities of an event of default or grant any debt security holder a right to examine the security register.

Modifications and Amendments; Debt Securityholders’ Meetings

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the fiscal agency agreement that would, among other things:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt security’s interest rate or premium payable;

•	change the currency of payment of principal, interest or premium;

•	amend either the procedures provided for a redemption event or the definition of a redemption event;

•	shorten the period during which we are not allowed to redeem the debt securities or grant us a right to redeem the debt securities which we previously did not have; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the fiscal agency agreement or the terms of such series of debt securities.

We may, with the exception of the above changes, with the consent of the holders of at least 66 2/3% in principal amount of the debt securities of a series that are outstanding, modify and amend other terms of that series of debt securities.

The fiscal agency agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants made by us that benefit holders of the debt securities;

•	surrender any right or power given to us;

•	secure the debt securities;

•

permit registered securities to be exchanged for bearer securities or relax or eliminate restrictions on the payment of principal, premium or interest on bearer securities to the extent permitted under United States Department of Treasury regulations, provided that holders of the debt securities do not suffer any adverse tax consequences as a result; and

•

cure any ambiguity or correct or supplement any defective provision in the fiscal agency agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Fiscal Agent

The fiscal agency agreement governs the duties of each fiscal agent. We may maintain bank accounts and a banking relationship with each fiscal agent. The fiscal agent is our agent and does not act as a trustee for the holders of the debt securities.

Further Issues of Debt Securities

We may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of debt securities (or that are the same except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities); provided that if any such additional debt securities are not fungible with the outstanding series of debt securities for U.S. federal income tax purposes, they will be issued under a separate CUSIP or other identifying number. We may consolidate such additional debt securities with the outstanding debt securities to form a single series.

Description of Warrants

The description below summarizes some of the provisions of warrants for the purchase of debt securities that we may issue from time to time and of the warrant agreement. Copies of the forms of warrants and the warrant agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The prospectus supplement relating to the series of warrants will describe:

•

the terms of the debt securities purchasable upon exercise of the warrants, as described above under “Description of the Securities—Description of Debt Securities—General Terms of the Debt Securities”;

•	the principal amount of debt securities purchasable upon exercise of one warrant and the exercise price;

•	the procedures and conditions for the exercise of the warrants;

•	the dates on which the right to exercise the warrants begins and expires;

•	whether and under what conditions the warrants may be terminated or canceled by us;

•	whether and under what conditions the warrants and any debt securities issued with the warrants will be separately transferable;

•	whether the warrants will be issued in bearer or registered form;

•	whether the warrants will be exchangeable between registered and bearer form, and, if issued in registered form, where they may be transferred and registered; and

•	other specific provisions.

Terms Applicable to Debt Securities and Warrants

Governing Law

The fiscal agency agreement, any warrant agreement and the debt securities and any warrants will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing our authorization, execution and delivery of the debt securities and the fiscal agency agreement and any warrants and warrant agreement by us will be governed by the laws of the Republic.

Jurisdiction and Consent to Service

We are owned by a foreign sovereign government and all of our board of directors and executive officers and some of the experts named in this prospectus are residents of Korea. In addition, all or most our assets and the assets of the people named in the preceding sentence are located outside of the United States. For that reason, you may have difficultly serving process on us or the individuals described above in the United States or enforcing in a U.S. court a U.S.-court judgment based on the U.S. federal securities laws. Our Korean counsel has informed us that there is doubt regarding the enforceability in Korea, either in original actions or in actions for the enforcement of U.S.-court judgments, of civil liabilities based on the U.S. federal securities laws. The enforcement of U.S.-court judgments against us may be affected or limited by the general principle of good morals and other social order and the general principle of good faith and fairness provided in the Civil Code of Korea. The courts of Korea will recognize as a valid judgment and enforce any judgment obtained in a U.S. court without re-examination of the merits; provided, that (a) such judgment was finally and conclusively given by a court having valid jurisdiction in accordance with the international jurisdiction principles under Korean law and applicable treaties, (b) we were duly served with service of process (otherwise than by publication or similar means) in sufficient time to enable us to prepare our defense in conformity with applicable laws or responded to the action without being served with process, (c) in light of the substance of such judgment and the procedures of litigation, recognition of such judgment is not contrary to the public policy of Korea, and (d) judgments of the courts of Korea are accorded reciprocal treatment in the jurisdiction of the court which had issued such judgment or the requirements for the recognition of a foreign judgment in the jurisdiction of the court which had issued such judgment are neither manifestly inequitable nor substantially different in material respects from the requirements for recognition of a foreign judgment in Korea.

We have appointed the Chief Representative of our New York Representative Office, Ms. Kyunglin Kim, and a Senior Representative of our New York Representative Office, Mr. Seyoung Kim, and each of their successors in the future, as our authorized agents to receive service of process in any suit which a holder of any series of debt securities or warrants may bring in any state or federal court in New York City and we have accepted the jurisdiction of those courts for those actions. Our New York Representative Office is located at 780 Third Avenue, Suite 1900, New York, NY 10017. These appointments are irrevocable as long as any amounts of principal, premium or interest remain payable by us to the Fiscal Agent under any series of debt securities or any warrants have not expired or otherwise terminated under their terms. If for any reason either of these two men ceases to act as our authorized agent or ceases to have an address in Manhattan, we shall appoint a replacement. The appointment of agents for receipt of service of process and the acceptance of jurisdiction of state or federal courts in New York City do not, however, apply to actions brought under the United States federal securities laws. We may also be sued in courts having jurisdiction over us located in the Republic.

We will irrevocably consent to any relief and process in connection with a suit against us in relation to the debt securities or warrants, including the enforcement or execution of any order or judgment of the court. To the extent permitted by law, we will waive irrevocably any immunity from jurisdiction to which we might otherwise be entitled in any suit based on any series of debt securities or warrants.

Foreign Exchange Controls

Before we may issue debt securities outside the Republic, the Minister of Finance and Economy must receive a report with respect to the issuance by us of debt securities having a maturity of more than one year (if the issue amount is more than US$50 million or the equivalent thereof) in accordance with the Foreign Exchange Transactions Act of Korea and the Enforcement Decree and regulations promulgated thereunder. After issuance of debt securities outside the Republic, we are required to notify the Minister of Finance and Economy of such issuance. No further approval or authorization is required for us to pay principal of or interest on the debt securities.

Description of Guarantees

The description below summarizes some of the provisions of the guarantees that the Republic may issue from time to time to guarantee our debt securities. Since it is only a summary, the description may not contain all of the information that is important to you as a potential beneficiary of a guarantee.

The prospectus supplement relating to a guarantee to be issued by the Republic will specify other specific provisions. The description of a guarantee to be issued by the Republic that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Guarantees

Each guarantee will be issued by the Republic as guarantor. The prospectus supplement relating to a guarantee will specify:

•	the relevant obligor and the obligations guaranteed under the guarantee;

•	the nature and scope of the guarantee, including whether or not it is irrevocable and unconditional;

•	the status of the guarantee in relation to the Republic’s other obligations;

•	the governing law of the guarantee; and

•	other relevant provisions of the guarantee.

LIMITATIONS ON ISSUANCE OF BEARER DEBT SECURITIES AND BEARER WARRANTS

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person; except in certain circumstances permitted by United States tax regulations. Bearer securities will initially be represented by temporary global securities, without interest coupons, deposited with a common depositary in London for Euroclear and Clearstream for credit to designated accounts. Unless otherwise indicated in the prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided for in United States tax regulations.

Bearer securities, other than temporary global debt securities, and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain, which might otherwise be characterized as capital gain, recognized on the disposition will be treated as ordinary income.

For purposes of this section, “United States person” means:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

For purposes of this section, “United States” means the United States of America, including each state and the District of Columbia, its territories, possessions and other areas subject to its jurisdiction.

TAXATION

The following discussion summarizes certain Korean and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities. This summary is based on laws, regulations, rulings and decisions in effect as of the date of this prospectus. These laws, regulations, rulings and/or decisions may change; any such change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding the debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a company having its head office, principal place of business or place of effective management in Korea, or a Korean company; or

•	engaging in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Tax on Interest Payments

Under the Special Tax Treatment Control Law, or the STTCL, when we make payments of interest to you on the debt securities, no amount will be withheld from such payments for, or on account of, taxes of any kind imposed, levied, withheld or assessed by Korea or any political subdivision or taxing authority thereof or therein; provided that the debt securities are deemed to be foreign currency denominated bonds issued outside of Korea for the purpose of the STTCL.

Tax on Capital Gains

You will not be subject to any Korean income or withholding taxes in connection with the sale, exchange or other disposition of a debt security, provided that the disposition does not involve a transfer of the debt security to a Korean resident (or the Korean permanent establishment of a non-resident). In addition, the STTCL exempts you from Korean taxation on any capital gains that you earn from the transfer of the debt securities outside of Korea; provided that the offering of the debt securities such as foreign currency-denominated bonds is deemed to be an overseas issuance for the purpose of the STTCL. If you sell or otherwise dispose of debt securities to a Korean resident and such disposition or sale is made within Korea, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates at the lower of 22% (including local income surtax) of net gain (subject to the production of satisfactory evidence of the acquisition costs and certain direct transaction costs) or 11% (including local income surtax) of gross sale proceeds with respect to transactions, unless an exemption is available under an applicable income tax treaty. For example, if you are a resident of the United States for the purposes of the income tax treaty currently in force between Korea and the United States, you are generally entitled to an exemption from Korean taxation in respect of any gain realized on a disposition of a debt security, regardless of whether the disposition is to a Korean resident. For more information regarding tax treaties, please refer to the heading “Tax Treaties” below.

With respect to computing the above-mentioned 22% withholding taxes (including local income surtax) on net gain, please note that there is no provision under relevant Korean law for offsetting gains and losses or otherwise aggregating transactions for the purpose of computing the net gain attributable to sales of the debt securities. The purchaser of the debt securities or, in the case of the sale of the debt securities through a securities company in Korea, the securities company through which such sale is effected, is required under Korean law to withhold the applicable amount of Korean tax and make payment thereof to the relevant Korean tax authority. Unless you, as the seller, can either claim the benefit of an exemption or a reduced rate of tax under an applicable tax treaty or produce satisfactory evidence of your acquisition cost and certain direct transaction costs in relation to the debt securities being sold, the purchaser or the securities company, as applicable, must withhold an amount equal to 11% of the gross sale proceeds. Any withheld tax must be paid no later than the tenth day of the month following the month in which the payment for the purchase of the relevant debt securities occurred. Failure to timely transmit the withheld tax to the Korean tax authorities technically subjects the purchaser or the securities company to penalties under Korean tax laws.

Inheritance Tax and Gift Tax

If you die while domiciled in Korea, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities, wherever located, that you own at the time of death. Furthermore, regardless of where you are domiciled when you die, Korean inheritance tax will be imposed upon the transfer by succession of any of the debt securities you own that are located in Korea at the time of death. Similarly, if you give the debt securities as a gift to any other person, the donee will be subject to Korean gift tax, based on where the donee or you are domiciled or where the debt securities are located at the time that you make the gift. The amount, if any, of the applicable inheritance or gift tax imposed in specific cases depends on the value of the debt securities (or other property) and the identities of the parties involved.

Under Korean inheritance and gift tax laws, debt securities issued by Korean companies are deemed to be located in Korea irrespective of where they are physically located or by whom they are owned.

Stamp Duty

You will not be subject to any Korean stamp duty, registration duty or similar documentary tax in respect of or in connection with a transfer of any debt securities or in connection with the exercise of exchange rights or conversion rights that may be acquired with the debt securities.

Guarantees

Based on an administrative interpretation issued in April 2019, we believe any payments of interest on and principal amount of the debt securities (or the issued price if the debt securities were originally issued at a discount) by the Republic under the Republic’s guarantee on the debt securities denominated in a foreign currency and issued by us are not subject to withholding tax, provided that the debt securities are deemed to be foreign currency denominated bonds issued outside of Korea for the purpose of the STTCL. Further details of the tax consequences of the holders of our debt securities guaranteed by the Republic may be provided in the relevant prospectus supplement.

Tax Treaties

At the date of this prospectus, Korea has tax treaties with, among others, Australia, Austria, Bangladesh, Belgium, Brazil, Bulgaria, Canada, China, Czech Republic, Denmark, Egypt, Finland, France, Germany, Hong Kong, Hungary, India, Indonesia, Ireland, Italy, Japan, Luxembourg, Malaysia, Mexico, Mongolia, the Netherlands, New Zealand, Norway, Pakistan, Philippines, Poland, Republic of Fiji, Romania, Singapore, Spain, Sri Lanka, Sweden, Switzerland, Thailand, Tunisia, Turkey, the United Kingdom, the United States of America and Vietnam under which the rate of withholding tax on interest and dividends is reduced, generally to between 5% and 16.5%, and the tax on capital gains is often eliminated.

With respect to any gains subject to Korean withholding tax, as described under the heading “Tax on Capital Gains” above, you should inquire for yourself whether you are entitled to the benefit of a tax treaty with Korea. It will be your responsibility to claim the benefits of any tax treaty that may exist between your country and Korea in respect of capital gains, and to provide to the purchaser of the debt securities, or the relevant securities company through which the transfer of the debt securities is effected, as applicable, a certificate as to your country of tax residence. In the absence of sufficient proof, the purchaser, or the relevant securities company, as the case may be, must withhold tax at normal rates.

In addition, subject to certain exceptions, in order to receive the benefit of a tax exemption available under any applicable tax treaty, you may also be required to submit to the payer of such Korean source income an application for tax exemption under a tax treaty, together with documents evidencing that you are a beneficial owner of such Korean source income, or the Beneficial Owner Evidencing Documents, which include, in principle, a certificate as to your country of tax residence. In the event (a) a party claiming the benefits of a tax treaty is a non-Korean corporation (excluding the instance where the payment is received by an overseas investment vehicle as described below) and (b) the total amount of tax applicable for the tax exemption under the tax treaty is ~~W~~1 billion or more (including the instance where the total amount of tax previously exempted by the tax treaty is ~~W~~1 billion or more for the past one year from the last day of the month in which the payment of such Korean source income is made), then such corporation will be required to submit (a) the names and addresses of the members of the board of directors, (b) the personal details of shareholders and the status of their current equity holdings (provided that, if there are more than 100 shareholders, the non-resident holder may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country) and (c) financial statements (including all accompanying schedules), tax returns or the audit reports submitted to the country of its tax residence for the immediately preceding three years (or, if the entity has been in existence for less than three years, for the period from its incorporation to the day before the date of application) to the payer of such Korean source income, in addition to the certificate of tax residency, as part of the Beneficial Owner Evidencing Documents. Subject to certain exceptions, Korean tax laws also require an overseas investment vehicle, or an OIV, (which is defined as an organization established in a foreign jurisdiction that manages funds collected through investment solicitation by way of acquiring, disposing or otherwise investing in proprietary targets and then distributes the outcome of such management to investors) to obtain the application for tax exemption from the beneficial owners together with the Beneficial Owner Evidencing Documents of the beneficial owner and submit a report of OIV to the payer, together with a detailed statement on the beneficial owner of the income and the obtained application for exemption and the Beneficial Owner Evidencing Documents from the beneficial owner. The payer of such Korean source income, in turn, will be required to submit such exemption application to the relevant district tax office in Korea by the ninth day of the month following the date of the first payment of such income. Even if the beneficial owner was unable to receive the benefit of a tax exemption due to his or her failure to timely submit such application, the beneficial owner may still receive the tax treaty benefits by claiming a tax refund with evidentiary documents to the relevant tax office within five years from the eleventh day of the month following the month during which the payment of such income occurred. Furthermore, the Corporation Income Tax Law, or the CITL, and Individual Income Tax Law, or the IITL, require the beneficial owner to submit an application for entitlement to a preferential tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Subject to certain exceptions, the CITL and IITL also require an OIV to obtain the application for entitlement to a preferential tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) from the beneficial owners and submit a report of OIV to the withholding obligor, together with a detailed statement on the beneficial owner of the income. The withholding obligor, in turn, will be required to submit such application for entitlement to a preferential tax rate to the relevant district tax office in Korea by the end of February of the year following the year in which the payment of such income is made.

Due to recent amendment to the Korean tax laws, OIVs may be regarded as beneficial owners of Korean sourced income in certain situations. Pursuant to such amendment, OIVs may be treated as beneficial owners of Korean sourced income if one of the following conditions are met: (i) the OIV is subject to taxation in the jurisdiction in which it has been established and is eligible for non-taxation, tax exemption or reduced tax rates under the relevant tax treaty on its Korean sourced income; (ii) the OIV is treated as the beneficial owner to its Korean sourced income under the relevant tax treaty and is eligible for non-taxation, tax exemption or reduced tax rates under the relevant tax treaty on its Korean sourced income; or (iii) the OIV is unable to confirm its list of beneficial owners investing in the OIV (if only a portion of the beneficial owners are confirmed, applies with respect to the remaining unconfirmed list of beneficial owners). OIVs that are not regarded as foreign “corporations” for purposes of the Korean tax law may be recognized as beneficial owners if one of the above conditions (ii) or (iii) are met. Further, OIVs that meet condition (iii) would be subject to the default statutory withholding tax rate under the Korean tax laws and the treaty withholding rates under relevant tax treaties would not apply even though the OIVs are deemed to be beneficial owners to Korean source income.

At present, Korea has not entered into any tax treaties regarding inheritance or gift tax.

United States Tax Considerations

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in debt securities and are a U.S. holder. You will be a U.S. holder if you are the beneficial owner of a debt security and you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of its investment in a debt security. This summary deals only with U.S. holders that hold debt securities as capital assets for tax purposes. This summary does not apply to you if you are an investor that is subject to special tax rules, such as:

•	a bank or thrift;

•	a real estate investment trust;

•	a regulated investment company;

•	an insurance company;

•	a dealer in securities or currencies;

•	a trader in securities or commodities that elects mark-to-market treatment;

•

a person that will hold debt securities as a hedge against currency risk or as a position in a straddle or conversion transaction for tax purposes or as a part of a “synthetic security” or other integrated financial transaction;

•	an entity taxed as a partnership or a partner therein;

•	a tax exempt organization;

•	U.S. expatriates;

•	nonresident alien individuals present in the United States for more than 182 days in a taxable year; or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar.

This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, and published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Any special U.S. federal income tax considerations relevant to a particular issuance of debt securities will be discussed in the applicable prospectus supplement. This discussion does not address U.S. state, local and non-U.S. tax consequences, the Medicare tax on certain investment income, special timing rules prescribed under section 451(b) of the Code or any alternative minimum tax.

This summary deals only with debt securities that are properly treated as indebtedness for U.S. federal income tax purposes. This summary does not discuss tax considerations relevant to the ownership and disposal of bearer securities. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Payments or Accruals of Interest and Additional Amounts

Payments or accruals of “qualified stated interest” (as defined below) on a debt security, and additional amounts, if any (i.e., without reduction for Korean withholding taxes, determined utilizing the appropriate Korean withholding tax rate applicable to you), but excluding any pre-issuance accrued interest, will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual method holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual method holder you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the U.S. Internal Revenue Service, or the IRS. If you are an accrual method holder, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. Amounts attributable to pre-issuance accrued interest will generally not be includable in income, except to the extent of foreign currency gain or loss attributable to any changes in exchange rates during the period between the date the U.S. Holder acquired the debt security and the first interest payment date. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Subject to generally applicable limitations and conditions, Korean interest withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021, and any Korean tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Korean tax on interest will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Korean tax on interest is uncertain and we have not determined whether these requirements have been met. If the Korean interest tax is not a creditable tax or you do not elect to claim a foreign tax credit for any foreign income taxes, you may be able to deduct the Korean tax in computing your taxable income for U.S. federal income tax purposes. Interest and additional amounts will constitute income from sources without the United States and, if you elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. You should consult your tax advisers regarding the application of these rules to your particular situations.

Purchase, Sale and Retirement of Debt Securities

Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. (The rules for determining these amounts are discussed below.) If you purchase a debt security that is denominated in a foreign currency, the cost to you, and therefore generally your initial tax basis, will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency-denominated debt security is traded on an established securities market and you use the cash method of tax accounting, or if you are an accrual method holder that makes a special election, then you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a foreign currency-denominated debt security in respect of original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the purchase.

When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued qualified stated interest, which will be subject to tax in the manner described above, and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder, or if you are an accrual-basis holder that makes a special election, then you will determine the U.S. dollar value of the amount realized by translating the amount of the foreign currency that you received on the debt security at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available for accrual method holders in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by individual U.S. holders. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. However, any such foreign currency gain or loss (including any foreign currency gain or loss with respect to the receipt of accrued but unpaid interest) will be realized only to the extent of total gain or loss realized on the sale or retirement. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Under the foreign tax credit requirements adopted by the IRS in regulations promulgated in December 2021, a U.S. holder generally will not be entitled to credit any Korean tax imposed on the sale or other disposition of the debt securities against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the debt securities generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Korean tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Korean tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the debt securities even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the U.S. Department of the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the debt securities and any Korean tax imposed on such sale or disposition.

Original Issue Discount

If we issue debt securities at a discount from their “stated redemption price at maturity”, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the “stated redemption price at maturity” of the debt securities multiplied by the number of whole years to their maturity (the “de minimis threshold”), the debt securities will be “Original Issue Discount Debt Securities.” The difference between the issue price and their “stated redemption price at maturity” will be the “original issue discount.” The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property, other than debt instruments issued by us, at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in Original Issue Discount Debt Securities you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Code and certain U.S. Treasury regulations, or the OID regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Debt Security you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, before you may have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that Original Issue Discount Debt Security for all days during the taxable year that you own the Original Issue Discount Debt Security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the Original Issue Discount Debt Security, the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

(i)

multiplying the “adjusted issue price” (as defined below) of the Original Issue Discount Debt Security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (as defined below) of the Original Issue Discount Debt Security and the denominator of which is the number of accrual periods in a year; and

(ii)	subtracting from that product the amount, if any, payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the Original Issue Discount Debt Security had borne interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the Original Issue Discount Debt Security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the Original Issue Discount Debt Security. Additional rules may apply if interest on a floating rate debt security is based on more than one interest index. The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price, including any accrued interest, and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the Original Issue Discount Debt Security in all prior accrual periods. All payments on an Original Issue Discount Debt Security, other than qualified stated interest, will generally be viewed first as payments of previously accrued original issue discount, to the extent of the previously accrued discount, with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of an Original Issue Discount Debt Security is the discount rate, appropriately adjusted to reflect the length of accrual periods, that causes the present value on the issue date of all payments on the Original Issue Discount Debt Security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars will generally be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under “—Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis in respect of all other premium or market discount debt securities that you hold.

In the case of an Original Issue Discount Debt Security that is also a foreign currency-denominated debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating that foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years), or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount, whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security, you will recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its “remaining redemption amount”, or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the Original Issue Discount Debt Security’s issue price, you will also generally be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be required to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price. The remaining redemption amount for an Original Issue Discount Debt Security is the total of all future payments to be made on the debt security other than qualified stated interest.

Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID regulations. Accordingly, the stated interest on a floating rate debt security generally will be treated as qualified stated interest, and such a debt security will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. A floating rate debt security that does not qualify as a variable rate debt instrument will be subject to special rules (the “contingent payment regulations”) that govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). A detailed description of the tax considerations relevant to U.S. holders of any such debt securities will be provided in the applicable prospectus supplement.

Certain of the debt securities may be redeemed prior to maturity, either at our option or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the applicable prospectus supplement. Debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase debt securities with these features, you should carefully examine the applicable prospectus supplement and consult your tax adviser about their treatment since the tax consequences with respect to original issue discount will depend, in part, on the particular terms and features of the debt securities.

If a debt security provides for a scheduled accrual period that is longer than one year (for example, as a result of a long initial period on a debt security with interest that is generally paid on an annual basis), then stated interest on the debt security will not qualify as “qualified stated interest” under the OID Regulations. As a result, the debt security would be an Original Issue Discount Debt Security. In that event, among other things, if you are a cash-method U.S. holder you will be required to accrue stated interest on the debt security under the rules for original issue discount described above, and regardless of your method of accounting for U.S. federal income tax purposes, you will be required to accrue original issue discount that would otherwise fall under the de minimis threshold.

Short-Term Debt Securities

The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as noted below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the short-term debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the short-term debt security during the period you held the short-term debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the short-term debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security you may elect to accrue original issue discount on a current basis, in which case the limitation on the deductibility of interest described above will not apply. A U.S. holder using the accrual method of tax accounting and some cash method holders, including banks, securities dealers, regulated investment companies and certain trust funds, generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash- or accrual-basis holder, if you are the holder of a short-term debt security you can elect to accrue any “acquisition discount” with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the short-term debt security at the time of acquisition (i.e., all amounts payable on the short-term debt security) over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term debt securities.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium, you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount, or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price, by 0.25% or more of the remaining redemption amount, or adjusted issue price, multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you could be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or maintained to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within your taxable year).

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Guarantees

A description of the tax consequences of an investment in guarantees will be provided in the applicable prospectus supplement.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

The contingent payment regulations generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number to the withholding agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person. The amount of any backup withholding from a payment to a United States or non-United States person will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the debt securities) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. You should consult your tax advisors regarding the possible application of these rules to your investment in the debt securities, including the application of the rules to your particular circumstances.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss equals or exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing IRS Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. You are urged to consult your tax advisors regarding the application of these rules.

Foreign Account Tax Compliance Act

We or a non-U.S. financial institution through which payments are made may be required pursuant to the Foreign Account Tax Compliance Act, or FATCA, to collect and provide to the IRS or another tax authority substantial information regarding investors in debt securities. As such, holders may be required to provide information and tax documentation regarding their tax identities as well as that of their direct and indirect owners. Moreover, we, any paying agents, and other financial institutions through which payments are made, may be required to withhold U.S. tax at a 30% rate on “foreign passthru payments” (a term not yet defined) paid to an investor who does not provide information sufficient for the institution to determine whether the investor is a United States person or should otherwise be treated as holding a “United States account” of the institution, or to an investor that is, or holds the debt securities directly or indirectly through, a non-U.S. financial institution that is not in compliance with FATCA. Under a grandfathering rule, this withholding tax will not apply unless the debt securities are issued or materially modified after the date that is six months after the date on which final U.S. Treasury Regulations defining the term “foreign passthru payment” are filed with the U.S. Federal Register.

By purchasing the debt securities, U.S. holders agree to provide an IRS form W-9, and whatever other information may be necessary for us to comply with these reporting obligations. If an amount of, or in respect of, U.S. withholding tax were to be deducted or withheld from payments on the debt securities as a result of an investor’s failure to comply with these rules, neither we nor any paying agent nor any other person would be required to pay additional amounts with respect to any debt securities as a result of the deduction or withholding of such tax. You should consult your tax advisors on how FATCA may apply to payments you receive under the debt securities.

PLAN OF DISTRIBUTION

We and the Republic, if a guarantee by the Republic is furnished, may sell or issue the debt securities or warrants or guarantees in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants or guarantees will state:

•	the names of any underwriters;

•	the purchase price of the securities;

•	the proceeds to us from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, certain conditions must be satisfied before the underwriters become obligated to purchase securities from us and the Republic, if applicable, and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we and the Republic, if a guarantee by the Republic is furnished, sell any securities through agents, the prospectus supplement will identify the agent and indicate any commissions payable by us and the Republic, if applicable. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis and will not acquire the securities for their own account.

We and the Republic, if a guarantee by the Republic is furnished, may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from us and the Republic, if applicable, at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

We and the Republic, if a guarantee by the Republic is furnished, may offer debt securities as consideration for the purchase of other of our debt securities, either in connection with a publicly announced tender offer or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of debt securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution from us with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, us and the Republic in the ordinary course of business.

LEGAL MATTERS

The validity of any particular series of debt securities or warrants issued with debt securities will be passed upon for us and any underwriters or agents by United States and Korean counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVES IN THE UNITED STATES

Our authorized agents in the United States are Ms. Kyunglin Kim, Chief Representative of our New York Representative Office, and Mr. Seyoung Kim, Senior Representative of our New York Representative Office. The address of our New York Representative Office is 780 Third Avenue, Suite 1900, New York, NY 10017. The authorized representative of the Republic in the United States is Mr. Seongsoo Kim, Financial Attaché, Korean Consulate General in New York, located at 101 East 56th St., New York, NY 10022.

OFFICIAL STATEMENTS AND DOCUMENTS

Our Chairman and President, in his official capacity, has supplied the information set forth under “The Export-Import Bank of Korea” (except for the information set out under “The Export-Import Bank of Korea—Business—Government Support and Supervision”). Such information is stated on his authority.

The Minister of Finance and Economy of The Republic of Korea, in his official capacity, has supplied the information set out under “The Export-Import Bank of Korea—Business—Government Support and Supervision” and “The Republic of Korea.” Such information is stated on his authority. The documents identified in the portion of this prospectus captioned “The Republic of Korea” as the sources of financial or statistical data are official public documents of the Republic or its agencies and instrumentalities.

EXPERTS

The separate financial statements of The Export-Import Bank of Korea as of and for the years ended December 31, 2025 and 2024 have been included in this prospectus in reliance upon the report of KPMG Samjong Accounting Corp., independent auditor, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus includes future expectations, projections or “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar words identify forward-looking statements. In addition, all statements other than statements of historical facts included in this prospectus are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove correct. This prospectus discloses important factors that could cause actual results to differ materially from our expectations (“Cautionary Statements”). All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Factors that could adversely affect the future performance of the Korean economy include:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy, including as a result of higher levels of market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, including the United States, as well as any countermeasures or policy responses adopted by the Korean government that may entail significant costs;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic, in Korea or other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries (including escalations of tariffs) and increased uncertainties in the global financial markets and industry;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar, Euro or Yen exchange rates or revaluation of the Chinese Yuan), interest rates, inflation rates or stock markets;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions in the global supply chain;

•	political, social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues or a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which could lead to a national budget deficit as well as an increase in the Korean government’s debt;

•

financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding, shipping and real estate project financing sectors) and their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	increased reliance on exports to service foreign currency borrowings, which could cause friction with Korea’s trading partners;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

FURTHER INFORMATION

We filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning ourselves and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. These filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. Our Internet address is http://www.koreaexim.go.kr/he/index.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 11.	Estimated Expenses.*

It is estimated that our expenses in connection with the sale of the debt securities, warrants and guarantees hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

SEC Registration Fee	US$	690,500
Printing Costs		250,000
Legal Fees and Expenses		450,000
Fiscal Agent Fees and Expenses		50,000
Blue Sky Fees and Expenses		50,000
Rating Agencies’ Fees		350,000
Miscellaneous (including amounts to be paid to underwriters in lieu of reimbursement of certain expenses)		200,000

Total	US$	2,040,500

*	Based on three underwritten offerings of the debt securities.

UNDERTAKINGS

The Registrants hereby undertake:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser;

(i)	Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

CONTENTS

This Registration Statement is comprised of:

(1)	Facing Sheet.

(2)	Explanatory Note.

(3)	Part I, consisting of the Prospectus.

(4)	Part II, consisting of pages II-1 to II-10.

(5)	The exhibits as listed on pages II-4 to II-5.

EXHIBIT INDEX

A-1	-	Form of Underwriting Agreement Standard Terms, incorporated herein by reference to Exhibit A-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-1	-	Form of Fiscal Agency Agreement, including forms of Debt Securities, incorporated herein by reference to Exhibit B-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-2	-	Form of global Debt Security that bears interest at a fixed rate, incorporated herein by reference to Exhibit B-2 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-3	-	Letter of successor Fiscal Agent, incorporated herein by reference to Exhibit B-3 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

B-4	-	Letter of 2nd successor Fiscal Agent, incorporated herein by reference to Exhibit B-4 to the Registration Statement of The Export-Import Bank of Korea (No. 333-9564).

B-5	-	Letter of 3rd successor Fiscal Agent, incorporated herein by reference to Exhibit B-5 to the Registration Statement of The Export-Import Bank of Korea (No. 333-136378).

B-6	-	Form of Guarantee to be issued by The Republic of Korea.*

C	-	Form of Warrant Agreement, including form of Warrants.*

D-1	-	Consent of the Director General of The Export-Import Bank of Korea (included on page II-6).

D-2	-	Power of Attorney of the Director General of The Export-Import Bank of Korea.**

E-1	-	Consent of the Minister of Finance and Economy of The Republic of Korea (included on Page II-7).

E-2	-	Power of Attorney of the Minister of Finance and Economy of The Republic of Korea, incorporated herein by reference to Exhibit E-2 to the Registration Statement of The Export-Import Bank of Korea (No. 333-156218).

F	-	Consent of KPMG Samjong Accounting Corp.

G-1	-	Letter appointing certain persons as authorized agents of The Export-Import Bank of Korea in the United States.**

G-2	-	Letter appointing Authorized Agents of The Republic of Korea in the United States (included in Exhibit E-2).

H	-	The Export-Import Bank of Korea Act.

I	-	The Enforcement Decree of The Export-Import Bank of Korea Act.

J	-	The Articles of Incorporation of The Export-Import Bank of Korea.**

K	-	Form of Prospectus Supplement relating to The Export-Import Bank of Korea’s Medium-Term Notes, Series A, Due Not Less Than Nine Months From Date of Issue (the “MTNs”), incorporated herein by reference to Exhibit K to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

L	-	Form of Distribution Agreement between The Export-Import Bank of Korea and the Agents named therein relating to the offer and sale from time to time of the MTNs, incorporated herein by reference to Exhibit L to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

M-1	-	Opinion (including consent) of Cleary Gottlieb Steen & Hamilton LLP, c/o 19F, Ferrum Tower, 19, Eulji-ro 5-gil, Jung-gu, Seoul, Korea, United States counsel to The Export-Import Bank of Korea, in respect of the legality of the Debt Securities (with or without Warrants).

M-2	-	Opinion (including consent) of Yoon & Yang LLC, 19th Floor, ASEM Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, Korea, Korean counsel to The Export-Import Bank of Korea, in respect of the legality of the Debt Securities (with or without Warrants) and the Guarantees to be issued by The Republic of Korea.

N-1	-	Form of the MTNs that bears interest at a fixed rate, incorporated herein by reference to Exhibit N-1 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

N-2	-	Form of the MTNs that bears interest at a floating rate, incorporated herein by reference to Exhibit N-2 to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

O	-	Form of Calculation Agency Agreement between The Export-Import Bank of Korea and the calculation agent named therein relating to the MTNs that bear interest at a floating rate, incorporated herein by reference to Exhibit O to the Registration Statement of The Export-Import Bank of Korea (No. 33-41654).

*	May be filed by amendment.
**	Previously filed.

SIGNATURE OF THE EXPORT-IMPORT BANK OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Export-Import Bank of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Seoul, The Republic of Korea, on the 15th day of May, 2026.

THE EXPORT-IMPORT BANK OF KOREA

By:	JA YOUNG GU *†
Director General

†By:	/s/ JUNGSOO YANG
Jungsoo Yang (Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF THE REPUBLIC OF KOREA

Pursuant to the requirements of the Securities Act of 1933, as amended, The Republic of Korea has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, New York, on the 15th day of May, 2026.

THE REPUBLIC OF KOREA

By:	YUN CHEOL KOO *†
Minister of Finance and Economy

†By:	/s/ SEONGSOO KIM
Seongsoo Kim (Attorney-in-fact)

*	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE EXPORT-IMPORT BANK OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Export-Import Bank of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 15th day of May, 2026.

†By:	/s/ KYUNGLIN KIM
Kyunglin Kim

New York Representative Office
The Export-Import Bank of Korea

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE EXPORT-IMPORT BANK OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Export-Import Bank of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 15th day of May, 2026.

†By:	/s/ SEYOUNG KIM
Seyoung Kim

New York Representative Office
The Export-Import Bank of Korea

SIGNATURE OF AUTHORIZED REPRESENTATIVE

OF THE REPUBLIC OF KOREA

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States of The Republic of Korea, has signed this Registration Statement or amendment thereto in The City of New York, New York, on the 15th day of May, 2026.

†By:	/s/ SEONGSOO KIM
Seongsoo Kim

Financial Attaché
Korean Consulate General in New York